As filed with the U.S. Securities and Exchange Commission on October 1, 2020.

Registration No. 333-249075

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Eargo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5047	27-3879804
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Technology Drive, 6th Floor

San Jose, California 95110

(650) 351-7700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christian Gormsen

President and Chief Executive Officer

Eargo, Inc.

1600 Technology Drive, 6th Floor

San Jose, California 95110

(650) 351-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson Kathleen M. Wells Phillip S. Stoup Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 1, 2020

Preliminary prospectus

            shares

Common stock

This is the initial public offering of shares of common stock of Eargo, Inc.

We are offering                shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                and $                .

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “EAR.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us before expenses	$	$

(1)	See the section titled “Underwriting” beginning on page 183 for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to                additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2020.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Securities

Wells Fargo Securities	William Blair

Prospectus dated                , 2020

“Eargo,” the Eargo logo and other trademarks, trade names or service marks of Eargo, Inc. appearing in this prospectus are the property of Eargo, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition and results of operations may have changed since that date.

i

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

Through and including                , 2020 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

Prospectus summary

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Eargo,” the “company,” “we,” “us,” “our” and similar references in this prospectus refer to Eargo, Inc. and its consolidated subsidiary taken as a whole.

Overview

We are a medical device company dedicated to improving the quality of life of people with hearing loss. We developed the Eargo solution to create a hearing aid that consumers actually want to use. Our innovative product and go-to-market approach address the major challenges of traditional hearing aid adoption, including social stigma, accessibility and cost. We believe our Eargo hearing aids are the first and only virtually invisible, rechargeable, completely-in-canal, FDA regulated, exempt Class I device for the treatment of hearing loss. Our rapid pace of innovation is enabled by our deep industry and technical expertise across mechanical engineering, product design, audio processing, clinical and hearing science, consumer electronics and embedded software design, and is supported by our strategic intellectual property portfolio. Our differentiated, consumer-first approach empowers consumers to take control of their hearing by improving accessibility, with personalized, high-quality hearing support from licensed hearing professionals. We believe that our differentiated hearing aids, consumer-oriented approach and strong brand have fueled the rapid adoption of our products and high customer satisfaction, as evidenced by over 42,000 Eargo hearing aid systems sold, net of returns, as of June 30, 2020. We believe this represents the beginning of our penetration into a large, growing and underserved market of people with hearing loss, which we estimate included approximately 43 million adults in the United States and more than 465 million adults globally in 2019.

Hearing loss is a natural consequence of aging and has a significant impact on quality of life. Globally, hearing loss is one of the most prevalent health conditions, and it is the third most common medical condition in the United States—more prevalent than both diabetes and cancer. As demographic trends shift and people continue to live longer, we expect that the proportion of the population with hearing loss will continue to rise, further expanding this already large market.

We estimate that in 2019, 37 million individuals over the age of 50 in the United States had mild to moderate hearing loss. Of these 37 million, our initial marketing efforts are focused on individuals with annual incomes above the median household national average. We estimate that this group consisted of approximately 14 million people and represented an initial target market of over $30 billion in 2019. In addition, we believe our solution is also effective for individuals with severe high frequency hearing loss, which we believe represents an incremental opportunity in the United States.

Age-related hearing loss in the United States is predominantly addressed by the use of FDA-regulated hearing aids. Despite the significant individual and societal impact of hearing loss, we estimate only approximately 27% of the estimated approximately 43 million adults with hearing loss in the United States in 2019 owned a hearing aid. We believe the low adoption and underserved nature of this market is a direct result of the limitations of and stigma associated with traditional hearing aids and the cumbersome manner in which they are sold.

Hearing aids are traditionally distributed through a business-to-business model in which hearing aid manufacturers rely on a fragmented network of independent hearing clinics to sell their devices to consumers. Purchasing a hearing aid through a clinic can be a lengthy, inconvenient and disempowering process that generally requires a series of in-clinic appointments with a licensed hearing professional for assessment, fitting, programming, ongoing adjustments and maintenance. We believe the separation of the manufacturer from the consumer is not necessary, adds an incremental layer of cost and has contributed to the lack of consumer-centric innovation in this market, resulting in products that fail to meet consumer needs.

Designing hearing aids that offer high quality audio performance in a virtually invisible and comfortable form factor that address the needs of consumers presents significant engineering challenges. These challenges have historically been difficult to reconcile in a single device, resulting in the traditional landscape of products that reflect trade-offs between functionality, comfort, visibility and ease of use. Behind-the-ear devices represent approximately 88% of hearing aids dispensed in the United States in 2019 but have a highly visible form factor that contributes to the stigma of hearing loss and limits their adoption. The remaining approximately 12% of hearing aids dispensed in 2019 were in-the-ear devices that are less visible but can occlude or obstruct the ear canal, causing discomfort. Additionally, in-the-ear devices require customization and generally require batteries that need to be replaced, making them expensive and cumbersome to use.

We believe the emergence of COVID-19 has made the process of obtaining a hearing aid through these traditional channels more challenging, while at the same time increasing the attractiveness to consumers of Eargo’s differentiated telecare model.

We believe our hearing aids and consumer-centric approach, which we refer to collectively as our Eargo solution, address many of the drawbacks of the traditional hearing aid market. The primary benefits of our solution include the following:

•	Virtually invisible: Our hearing aids fit completely in the ear canal and are virtually invisible, allowing our customers to avoid the stigma associated with visible hearing aids.

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Comfort and performance:     Our proprietary and patented technology allows our hearing aids to be suspended in the ear canal, offering a comfortable “open fit” that does not fully block or occlude the ear canal while still providing high quality audio.

•	Rechargeable: Our hearing aids are rechargeable, eliminating the need for battery replacement.

•	Ease of use: Our hearing aids feature an intuitive design that allows for multiple sound profiles, easy “on the go” personalization and convenient storage.

•	Empowering consumer-centric experience: We believe our personalized approach motivates consumers to take action and then guides them along their hearing journey.

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Accessible:     We eliminate the need for cumbersome visits to the clinic by offering an easy-to-use purchasing interface and convenient access to a highly trained clinical support team consisting of licensed hearing professionals.

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Affordable:     Our vertically integrated, consumer-first model allows us to eliminate a layer of cost and offer our high-quality products at prices that are approximately half the average cost of a pair of hearing aids purchased through traditional channels in the United States.

We designed the Eargo solution to provide significant advantages relative to traditional solutions for hearing loss and believe that the high level of customer satisfaction that we have achieved demonstrates our strong value proposition.

We believe we are the first and only company to successfully address the technical challenges inherent in designing and commercializing a high quality, comfortable, rechargeable, in-the-canal hearing aid. We have also established a highly capable research and development organization with what we believe is a rare combination of expertise in mechanical engineering, product design, audio processing, clinical and hearing science, consumer electronics and embedded software design. In addition, we have strategic intellectual property protection in certain key areas. Our technical capabilities and commitment to innovation have allowed us to deliver significant product enhancements on a rapid development timeline, which in turn drives our compelling new product roadmap.

We market and sell our hearing aids directly to consumers with a personalized, consumer-centric approach. Our commercial organization consists of a talented marketing team with deep experience in consumer-focused brand and performance marketing, a team of inside sales consultants and a dedicated customer support team of licensed hearing professionals. Our commercial organization is focused on accelerating consumer adoption, improving sales team productivity and increasing brand awareness. Going forward, we also plan to selectively pursue omni-channel opportunities and international expansion initiatives that are accretive to our customer acquisition strategy and that provide consumers additional means to access our solution.

Our revenue, net was $6.6 million, $23.2 million and $32.8 million for 2017, 2018 and 2019, respectively, representing a compound annual growth rate of 122.6% and $28.6 million for the six months ended June 30, 2020, representing a $14.1 million increase as compared to same period in 2019. We generated net losses of $24.6 million, $33.8 million, $44.5 million for 2017, 2018 and 2019, respectively, and $19.0 million and $18.3 million for the six months ended June 30, 2019 and 2020, respectively.

Our competitive strengths

We believe the following competitive strengths are essential to our mission of empowering consumers to take control of their hearing and will support our goal of penetrating the large population of individuals with untreated hearing loss:

•	Highly differentiated product

•	Transformative consumer-centric business model

•	Personalized customer experience and support

•	Multi-faceted marketing expertise

•	Robust technical, engineering and design expertise, supported by our strategic IP portfolio

•	Proven management team with deep industry expertise

Our market overview

We estimate that annual spend on traditional hearing aids in 2019 in the United States was greater than $8 billion. Further, we estimate that only 27% of the estimated approximately 43 million adults with hearing loss owned a hearing aid in 2019. We believe these figures result from a market that historically has been constrained by an inefficient distribution channel and lack of innovation.

We estimate that in 2019, 37 million individuals over the age of 50 in the United States had mild to moderate hearing loss. Our marketing efforts are focused on a subset of this group with annual income above the national median household average. We estimate that this group of consumers consisted of approximately 14 million people and represented an initial target market of over $30 billion in 2019. In addition, we believe our solution is also effective for individuals with severe high frequency hearing loss, which we believe represents an incremental opportunity in the United States.

In addition, while Medicare and most commercial payers have not traditionally covered the cost of hearing aids, certain Medicare Advantage and Medicaid programs as well as certain U.S. federal government programs do cover the cost or a portion of the cost of hearing aids. We estimate there are approximately 12 million adults in the United States over 50 years of age with both hearing loss and access to an existing hearing aid benefit under these plans. While we have achieved only limited coverage of Eargo hearing aids by these health plans, the increase in customers with insurance coverage has been a significant driver of our growth in 2020, and we intend to pursue additional coverage in the future.

In the future, we also anticipate selectively expanding our commercial efforts to the large population of individuals with mild to severe high frequency hearing loss outside of the United States.

Traditional alternatives for the treatment of hearing loss

Traditional product landscape

Hearing loss in the United States is typically addressed by the use of FDA regulated hearing aids. Despite the individual and societal impacts associated with hearing loss, hearing aids are significantly underutilized in the hearing-impaired population as traditional hearing aids generally require consumers to compromise between functionality, comfort, visibility and ease of use. In 2019, of the estimated approximately 43 million adults with hearing loss in the United States, only approximately 27% owned a hearing aid.

FDA-regulated hearing aids generally can be categorized either as behind-the-ear or in-the-ear hearing aids. Behind-the-ear hearing aids hook over the top and rest behind the outer ear. Behind-the-ear hearing aids are generally more comfortable and less occlusive than traditional in-the-ear hearing aids; however, they have the most visible form factor. In-the-ear hearing aids are generally custom-made with all of the electronics sitting in a shell that fits in the ear. Because in-the-ear hearing aids either sit in the opening of, or fully in, the ear canal, they are less visible than behind-the-ear hearing aids, but are much more occlusive and uncomfortable. Behind-the-ear hearing aids are often rechargeable, while in-the-canal hearing aids are not rechargeable and require batteries that can be difficult to replace. The average retail cost of a pair of hearing aids sold through traditional channels in the United States is estimated to be $4,600. Hearing aids that have custom features to reduce visibility or improve comfort retail for significantly more than this industry average. We believe that most hearing aids sold in the United States are sold with a 48-day trial period.

Traditional sales and distribution channel

Hearing aids have traditionally been sold through a business-to-business model in which hearing aid manufacturers rely on a fragmented network of independent hearing clinics to sell their devices to consumers. Purchasing a hearing aid through a clinic generally requires a series of appointments with a licensed hearing professional for assessment, fitting, programming and ongoing adjustments.

We believe the separation of the manufacturer from the consumer is not necessary, adds an incremental layer of cost and has contributed to the historical lack of innovation in this market, resulting in products that fail to meet consumer needs.

Traditional consumer journey

Market research indicates that approximately six to seven years pass between the time that the average hearing aid user in the United States first acknowledges their hearing loss and when they first purchase a hearing aid. Once consumers decide to seek help for hearing loss, they are often referred to a licensed hearing care professional. The licensed hearing care professional performs a hearing test, recommends a hearing device and then performs fitting procedures which often require multiple visits.

Following purchase, traditional hearing aids typically require programming and adjustments by the licensed hearing care professional, resulting in additional in-person follow-up visits. Throughout this lengthy process, which can take weeks or even months, the consumer is reliant on the licensed hearing care professional for education and support. Despite the high touch nature of the selling process and extensive level of customization, hearing aids are often returned due to issues related to comfort, fit, functionality and aesthetics.

Limitations of traditional alternatives for the treatment of hearing loss

We believe the limitations of traditional hearing aids and the manner in which they are sold today are the primary reasons that approximately 73% of the estimated approximately 43 million adults in the United States with hearing loss in 2019 did not own a hearing aid. These limitations include the following:

Product limitations

•	Visible, aesthetically unattractive devices

•	Occlusion causing discomfort for the wearer

•	Battery changing hassle

Channel limitations

•	Disempowering consumer experience

•	Inconvenient, cumbersome process

•	High cost

The Eargo solution

We are passionate about helping people hear better. Our mission is to change the way the world thinks about hearing loss.

Since our inception, our founding principle has been to dramatically improve the consumer experience at every step of the hearing care journey. Our products, customer support and marketing messaging are a direct result of that passion. We believe our model can shift the paradigm in the treatment of hearing loss for the ultimate benefit of consumers.

Our products

Our Eargo hearing aids combine proprietary technology, engineering know-how and design expertise to offer high-quality performance in an in-the-canal form factor that makes them virtually invisible. Our in-the-canal devices feature high quality audio, are designed to provide up to 16 hours of battery life and have proprietary Flexi Fibers or Flexi Palms, which are designed to enable the unit to comfortably “float” in the ear canal, allowing air and sound to pass freely around them. Eargo hearing aids are designed for ease of use and maintenance and to fit a majority of the population, and are rechargeable. In addition, Eargo hearing aids are highly customizable, allowing our users to cycle through four different sound profiles, which include different features such as amplification and noise levels, while on-the-go to accommodate different ambient noise environments. We currently offer three versions of our hearing aids, the Eargo Max, the Eargo Neo and the Eargo Neo HiFi, at three different price points to provide customers with choices on cost and functionality.

Eargo Neo HiFi Hearing Aids with Charging Case	Eargo Neo HiFi Hearing Aid in Ear

Close up of Eargo Neo HiFi Hearing Aid

Deep technical expertise

In designing the Eargo hearing solution, we set out to offer a differentiated product with a compelling value proposition centered on the ability to offer a rechargeable device with high quality audio performance in a virtually invisible and comfortable form factor. This design poses significant engineering challenges.

To address these challenges, we have developed multiple technologies in the critical aspects of hearing aid design. For example, we developed a sophisticated in-the-ear high-fidelity multichannel compression system. Such a system is critical to hearing aid performance as it dynamically amplifies the distinct acoustics of everyday life in a differentiated manner based on the frequency of the incoming sound. This ensures that the hearing aid offers comfortable and appropriate hearing support for the full range of everyday activities and sounds. Maintaining high quality audio and reducing feedback in a hearing aid with a microphone and receiver in close proximity is a significant challenge. In order to address this, we have incorporated an adaptive feedback cancellation system. In addition, we developed our proprietary Flexi Fibers and Flexi Palms to allow our hearing aids to be suspended in the ear canal, which provides for an “open fit,” thus eliminating full occlusion and offering high quality sound and comfort while staying firmly in place.

We believe our distinct combination of engineering, design and manufacturing know-how, coupled with intellectual property protection in certain key areas, enables us to offer an attractive, virtually invisible hearing aid while maintaining high quality audio performance.

Our business model and consumer journey

We employ a differentiated, consumer-first business model to empower the consumer and improve the accessibility and affordability of high-quality hearing aids. We engage consumers through a mix of digital and traditional marketing that is designed to appeal to prospective customers on a personal level and build our brand. Once a potential customer has expressed interest in our Eargo solution, one of our sales consultants will contact them directly. In addition, Eargo provides insurance claims processing for customers, eliminating in most cases the need for customers to interface with their insurance providers. Customers are able to complete their purchase over the phone with their sales consultant or directly on our website, without the need to navigate multiple visits to the hearing clinic for tests and fittings. Once a customer makes their purchase, they are assigned to one of our licensed hearing professionals, who provides complimentary convenient clinical support by phone, chat or email. The combination of these services allows us to deliver clinical support in an efficient and streamlined manner without the burden of in-clinic visits.

We allow for the return of products from direct customers within 45 days after the original sale. We also generally allow customers to return defective or damaged products for a replacement or refund. The term of the warranty provided is two years for Neo HiFi and one year for all other devices.

Key advantages of our solution

We believe the Eargo hearing solution offers the following advantages relative to traditional hearing aids:

Product advantages

•	Virtually invisible

•	Comfort and performance

•	Rechargeable

•	Ease of use

Channel advantages

•	Empowering consumer-centric experience

•	Accessibility

•	Affordability

We designed the Eargo solution to provide significant advantages relative to traditional solutions for hearing loss and believe that the high level of customer satisfaction that we have achieved demonstrates our strong value proposition. From June 2018 to August 2020, our average net promoter score, or NPS, which we view as a metric for understanding customer satisfaction and loyalty, was over 45. A NPS score of 45 demonstrates high customer satisfaction as it means, of the customers surveyed, approximately four times as many customers are likely to recommend Eargo to a friend than those who either have a neutral view or would not recommend the product. For further information on how we calculate NPS see “Market and industry data”. Similarly, our average rating across over 2,800 reviews posted by customers on our website was 4.6 out of 5 as of June 30, 2020.

Growth drivers

We believe we are transforming the hearing aid market and are working to establish the Eargo solution as the preferred approach to the treatment of hearing loss. We seek to achieve this goal by converting existing hearing aid users to the Eargo solution and attracting consumers who have historically chosen not to wear hearing aids.

Our growth strategies include the following:

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Accelerate consumer adoption:     We plan to grow our base of customers by efficiently targeting the approximately 14 million people in our initial market, driving these consumers to our website by optimizing our mix of digital and traditional media, and increasing our customer conversion.

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Optimize customer mix:     Beginning in the fourth quarter of 2019, we began targeting a more diverse mix of consumers, including those with hearing aid health insurance benefits and repeat customers. We believe consumers with hearing aid insurance benefits typically convert at higher rates and return their devices at lower rates, due in part to having reduced or, in some cases, no out of pocket cost for an Eargo hearing aid. This more optimized customer mix has resulted in a lower overall customer acquisition cost. We believe this strategy will continue to further improve the efficiency of our sales and marketing spend as we scale our business.

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Improve sales team productivity:     We intend to continue to leverage our data-driven insights to iterate our sales tactics with the goal of increasing inbound lead conversions. We also intend to nurture long-term relationships with our customers to drive repeat purchases and increase their lifetime value.

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Introduce new, innovative products:     We are focused on continuing to launch new versions of the Eargo solution that further improve audio quality, amplification, fit, comfort and/or ease-of-use. We believe our new product roadmap will drive adoption by new customers and encourage repeat purchases by existing customers.

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Increase brand awareness:     We intend to further increase our brand awareness by optimizing our media mix and data-driven insights. For example, we have only recently begun national and direct television advertising, which we believe over time will further elevate our national brand awareness, reduce lead generation costs and increase sales.

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Selectively pursue omni-channel opportunities:     We intend to accelerate our customer acquisition growth and efficiency by selectively partnering with retailers, pharmacies, payors and other consumer-oriented healthcare companies with similar customer demographics.

•	Expand internationally: We anticipate selectively expanding our commercial efforts to the large population of individuals with mild to severe high frequency hearing loss outside of the United States.

Recent developments

Impact of COVID-19

The COVID-19 pandemic thus far has largely resulted in favorable trends for our business. In contrast to the recent volume declines in the traditional sales channel, our 2020 second quarter gross systems shipped increased 82% year-over-year. We believe the pandemic has accelerated the pace of consumer awareness of our vertically integrated telecare model. As a result, we are further investing in our business to build on this leadership position.

While the impact of COVID-19 has largely resulted in favorable trends for our business, the ongoing impact of these factors depends on the pandemic’s duration and severity, which are difficult to assess or predict. For additional discussion of the impact of COVID-19 on our business, see the sections titled “Risk factors—Risks relating to our industry and business—Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic” and “Management’s discussion and analysis of financial condition and results of operations.”

Preliminary estimated results for the nine months ended September 30, 2020

We expect preliminary unaudited revenue, net for the nine months ended September 30, 2020 to be approximately $                 to $                , net operating loss will be approximately $                 to $                , gross systems shipped will be approximately                  to                  and return accrual rate will be approximately                % to                 %. We have provided a range for the preliminary and unaudited financial results and operating metrics described above primarily because our financial closing procedures for the nine months ended September 30, 2020 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We undertake no obligation to update or supplement the information provided above until we release our results of operations for the nine months ended September 30, 2020. The preliminary estimates for the nine months ended September 30, 2020 presented above have been prepared by, and are the responsibility of, management. Deloitte & Touche LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially and adversely affected.

•	We have a history of net losses and we may not achieve or maintain profitability in the future.

•	We operate in a highly competitive industry, and competitive pressures could have a material adverse effect on our business.

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We are deploying a new business model in an effort to disrupt a relatively mature industry. In order to successfully challenge incumbent business models and become profitable, we will need to continue to refine our product and strategy.

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If we are unable to reduce our return rates or if our return rates increase, our net revenue may decrease or grow more slowly than we anticipate, and our business, financial condition and results of operations could be adversely affected.

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We depend on sales of our hearing aids for our revenue. Demand for our hearing aids may not increase as rapidly as we anticipate due to a variety of factors, including a weakness in general economic conditions or competitive pressures.

•	If we cannot innovate at the pace of our hearing aid manufacturing competitors, we may not be able to develop or exploit new technologies in time to remain competitive.

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Changes in the regulatory landscape for hearing aid devices could render our consumer-first business model contrary to applicable regulatory requirements, and we may be required to seek additional clearance or approval for our products.

•	Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.

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We currently rely on a single manufacturer for the assembly of our hearing aids. If we encounter manufacturing problems or delays, we may be unable to promptly transition to an alternative manufacturer and our ability to generate revenue will be limited.

•	We rely on the timely supply of components and parts and could suffer if suppliers fail to meet their delivery obligations, raise prices or cease to supply us with components or parts.

•	The size and expected growth of our addressable market has not been established with precision, and may be smaller than we estimate.

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If the quality of our hearing solution does not meet consumer expectations, or if our products wear out more quickly than expected, then our brand and reputation or our business could be adversely affected.

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Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain or successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected and our competitive position may be harmed.

Our corporate information

We were incorporated under the laws of the State of Delaware on November 12, 2010 under the name “Aria Innovations, Inc.” and changed our name to “Eargo, Inc.” in November 2014. Our principal executive offices are located at 1600 Technology Drive, 6th Floor, San Jose, California 95110, and our telephone number is (650) 351-7700. Our corporate website address is www.eargo.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Implications of being an emerging growth company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

We will present in this prospectus only two years of audited consolidated financial statements, plus unaudited condensed consolidated financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•

We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	We will provide less extensive disclosure about our executive compensation arrangements; and

•	We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

The offering

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock), based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund sales and marketing, including launching new marketing channels and further expanding our brand efforts, and to fund research and development activities. The remaining funds will be used for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions at this time.

See the section titled “Use of proceeds” for additional information.

Risk factors	You should read the section titled “Risk factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“EAR”

The number of shares of our common stock to be outstanding after this offering reflected in the table above is based on 85,431,188 shares of common stock outstanding as of June 30, 2020 (after giving effect to the conversion of all of our shares of convertible preferred stock outstanding as of June 30, 2020 into an aggregate of 47,379,252 shares of our common stock and the conversion of all of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the $10.3 million aggregate principal amount and accrued interest of our convertible promissory notes, or the 2020 Notes, issued and sold in March and April 2020) into an aggregate of 37,210,448 shares of our common stock, in each case, immediately prior to the completion of this offering), and excludes:

•

413,457 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of June 30, 2020 (after giving effect to the issuance of a warrant to purchase 160,461 shares of our Series E convertible preferred stock in September 2020), with a weighted-average exercise price of $2.60 per share;

•

10,133,628 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2020, with a weighted-average exercise price of $0.63 per share (after giving effect to the repricing of certain stock options in August 2020);

•	10,958,600 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2020, with a weighted-average exercise price of $1.01 per share;

•

            additional shares of our common stock reserved for issuance pursuant to future awards under our 2010 Equity Incentive Plan, which will become available for issuance under our 2020 Plan (defined below) after the consummation of this offering;

•

            shares of our common stock reserved for future issuance under our 2020 Incentive Award Plan, or the 2020 Plan, from which we will grant option awards exercisable for approximately              shares of our common stock (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus) to certain of our directors and employees upon the pricing of this offering with an exercise price equal to the initial public offering price, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the 2020 Plan; and

•

            shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

•

the conversion of all the outstanding shares of our convertible preferred stock as of June 30, 2020 and all of the outstanding shares of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes) into an aggregate of 84,589,700 shares of our common stock immediately prior to the completion of this offering;

•	a -for- reverse stock split of our common stock and convertible preferred stock effected on , 2020;

•	no exercise of the outstanding warrants or options subsequent to June 30, 2020; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

Summary consolidated financial and other data

The following tables set forth our summary consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, which has been derived from our audited consolidated financial statements appearing elsewhere in this prospectus, and for the six months ended June 30, 2019 and 2020, which has been derived from our interim condensed consolidated financial statements appearing elsewhere in this prospectus. Our interim consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or GAAP, on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our interim condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and results for the six months ended June 30, 2020 are not necessarily indicative of results for the full year ending December 31, 2020. You should read the following summary consolidated financial and other data together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,				Six months ended June 30,
(in thousands, except share and per share amounts)	2017	2018	2019		2019	2020
Revenue, net	$6,620	$23,163		$32,790	$14,445		$28,590
Cost of revenue	4,467	11,423		15,790	7,450		9,861

Gross profit	2,153	11,740		17,000	6,995		18,729

Operating expenses:
Research and development	5,449	9,520		12,841	5,562		5,017
Sales and marketing	9,269	25,540		35,725	15,408		21,687
General and administrative	5,774	8,251		12,470	5,098		9,335

Total operating expenses	20,492	43,311		61,036	26,068		36,039

Loss from operations	(18,339)	(31,571)		(44,036)	(19,073)		(17,310)

Other income (expense), net:
Interest income	35	164		627	419		23
Interest expense	(1,783)	(424)		(711)	(274)		(1,143)
Other income (expense), net	(1,181)	(1,403)		(366)	(54)		100
Loss on extinguishment of debt	(3,348)	(559)		—	—		—

Total other income (expense), net	(6,277)	(2,222)		(450)	91		(1,020)

Loss before income taxes	(24,616)	(33,793)		(44,486)	(18,982)		(18,330)
Income tax provision	—	—		—	—		—

Net loss and comprehensive loss	$(24,616)	$(33,793)		$(44,486)	$(18,982)		$(18,330)

Net loss per share, basic and diluted(1)	$(37.17)	$(49.89)		$(57.82)	$(25.40)		$(22.34)

Weighted-average shares used in computing net loss per share, basic and diluted(1)	662,246	677,333		769,443	747,329		820,342

Pro forma net loss per share, basic and diluted(1)			$			$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(1)

(1)	See Notes 2 and 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

The table below presents our consolidated balance sheet data as of June 30, 2020 on:

•	an actual basis;

•

a pro forma basis, to reflect: (i) the conversion of all of the outstanding shares of our convertible preferred stock as of June 30, 2020 and all of the outstanding shares of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes) into an aggregate of 84,589,700 shares of common stock, in each case, immediately prior to the completion of this offering; (ii) the conversion of all of our outstanding warrants exercisable for convertible preferred stock as of June 30, 2020 and the warrant to purchase 160,461 shares of our Series E convertible preferred stock issued in September 2020 into warrants exercisable for 413,457 shares of common stock immediately prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of                 shares of our common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2020
(in thousands)	Actual	Pro forma	Pro forma as adjusted(1)

Consolidated balance sheet data:
Cash and cash equivalents	$8,278	$	$
Working capital(2)	(19,611)
Total assets	24,748
Long-term debt, current and noncurrent	23,227
Convertible preferred stock warrant liability	112
Convertible preferred stock	152,880
Accumulated deficit	(177,533)
Total stockholders’ (deficit) equity	(173,411)

(1)	The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Key business metrics

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we review the following key business metrics.

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Gross systems shipped(1)	5,363	4,955	5,257	7,212	7,030	9,040
Return accrual rate(1)	37%	34%	35%	34%	28%	27%

(1)	For a discussion of how we calculate gross systems shipped and return accrual rate, see “Management’s discussion and analysis of financial condition and results of operations—Key business metrics.”

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition and results of operations. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks relating to our industry and business

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially and adversely affected.

We were organized in 2010 and began selling hearing aids in 2015. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results have fluctuated in the past, and we expect our future quarterly and annual operating results to fluctuate as we focus on increasing the demand for our products. We may need to make business decisions that could adversely affect our operating results, such as modifications to our pricing strategy, business structure or operations.

In addition, we have experienced recent rapid growth and anticipate further growth, although the COVID-19 pandemic may substantially impact our future growth. For example, our revenue increased from $6.6 million for the year ended December 31, 2017 to $32.8 million for the year ended December 31, 2019 and from $14.4 million for the six months ended June 30, 2019 to $28.6 million for the six months ended June 30, 2020. The number of our full-time employees increased from 115 as of December 31, 2017 to 239 as of December 31, 2019. However, in the second quarter of 2020, we reduced our full-time employee headcount by 45 employees.

This growth has placed significant demands on our management, financial, operational, technological and other resources, and we expect that our growth will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial and other internal controls. In particular, continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel, providing adequate training and supervision to maintain our high quality standards and preserving our culture and values. We may not be able to address these challenges in a cost-effective manner, or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We have incurred net losses since inception. For the years ended December 31, 2017, 2018 and 2019, we incurred net losses of $24.6 million, $33.8 million and $44.5 million, respectively, and for the six months ended June 30, 2019 and June 30, 2020, we incurred net losses of $19.0 and $18.3 million, respectively. As a result of our ongoing losses, as of June 30, 2020, we had an accumulated deficit of $177.5 million. Since inception, we have spent significant funds on organizational and start-up activities, to recruit key managers and employees, to develop our hearing aids, to develop our manufacturing know-how and customer support resources and for research and development. The net losses we incur may fluctuate significantly from quarter to quarter and may increase as a result of the COVID-19 pandemic.

Our long-term success is dependent upon our ability to successfully develop, commercialize and market our products, earn revenue, obtain additional capital when needed and, ultimately, to achieve profitable operations. We will need to generate significant additional revenue to achieve profitability. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

We are deploying a new business model in an effort to disrupt a relatively mature industry. In order to successfully challenge incumbent business models and become profitable, we will need to continue to refine our product and strategy.

Our direct-to-consumer business model is new to the hearing aid industry. Our products are currently primarily available direct-to-consumer and are therefore generally not sold by channels which consumers would traditionally look to for the treatment of their hearing loss. Because audiologists and hearing clinics do not currently offer our products, they are unlikely to recommend our products as a solution to their patients. If we are unable to reach this population through our online or direct marketing, the estimated market size for our products may be lower than we anticipate.

Delivery of hearing aids via a direct-to-consumer model represents a change from the traditional channel, which requires in-person visits to one or more hearing care professionals, and consumers may be reluctant to accept this model or may not find it preferable to the traditional channel. In addition, consumers may not respond to our direct marketing campaigns, or we may be unsuccessful in reaching our target audience, particularly if we expand our sales efforts in foreign jurisdictions where our advertising and distribution model may be more heavily regulated. If consumers prove unwilling to adopt our model as rapidly or in the numbers that we anticipate, our business, financial condition and results of operations could be materially harmed.

We operate in a highly competitive industry, and competitive pressures could have a material adverse effect on our business.

The worldwide market for hearing aids is competitive in terms of pricing, product quality, product innovation and time-to-market. We face strong competitors, which have greater resources and stronger financial profiles that may enable them to better exploit changes in our industry on a cost-competitive basis and to be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. There are five major traditional manufacturer competitors in the industry—GN Store Nord, Sonova, Starkey, William Demant and WS Audiology—who together control a significant majority of the hearing aid market.

In addition to these manufacturer competitors, Costco sells multiple brands of hearing aids, including those of the traditional manufacturers and Costco’s own white-label Kirkland Signature brand of hearing aid, at prices ranging from approximately $1,499 to $2,899 per pair. We estimate that during 2019, Costco dispensed approximately 14% of the hearing aids distributed in the United States, which percentage is expected to increase going forward. The United States Department of Veterans Affairs, or the VA, is also a significant provider of hearing aids and provides hearing aids at no charge to its patients. We estimate that, in 2019, the VA dispensed approximately 19% of the hearing aids distributed in the United States. Our products are not distributed by Costco, or on contract or currently eligible to be distributed by the VA.

We also face competition from companies that introduce new technologies, including consumer electronics companies that sell direct to consumers. For example, in May 2018, the United States Food and Drug Administration, or FDA, granted marketing clearance to Bose Corporation for a “self-fitting air-conduction hearing aid.” The Bose self-fitting hearing aid was cleared under the FDA’s de novo premarket review pathway with the intended use to amplify sound for individuals 18 years of age or older with perceived mild to moderate hearing impairment, with no pre-programming or hearing test necessary. We view our consumer-first model as a competitive advantage, and competitors, including Bose or other consumer electronics companies, that sell hearing aids directly to consumers may erode that advantage. Please see the risk factor below titled, “Changes in the regulatory landscape for hearing aid devices could render our direct-to-consumer business model contrary to applicable regulatory requirements, and we may be required to seek additional clearance or approval for our products.”

We also face competition from other direct-to-consumer hearing aid providers. Similar to our business model, these hearing aid companies allow consumers to purchase hearing aids remotely, with no need to visit a clinic and they provide remote clinical support. Given the similarities in our business model to these providers, if potential consumers opt to buy their hearing aids from these direct-to-consumer competitors, our business could be adversely affected.

We may be unable to compete with these or other competitors, and one or more of such competitors may render our technology obsolete or economically unattractive. To the extent we expand internationally, we will face additional competition in geographies outside the United States. If we are unable to compete effectively with existing products or respond effectively to any new products developed by competitors, our business could be materially harmed. Increased competition may result in price reductions, reduced gross margins and loss of market share. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, financial condition and results of operations.

There are a variety of hearing aid products and technologies, and consumer confusion about product features and technology could lead consumers to purchase competitive products instead of our products, or to conflate any adverse events or safety issues associated with third-party hearing aid products with our products, which could adversely affect our business, financial condition and results of operations.

We believe that many individuals do not have full information regarding the types of hearing aids and hearing aid features and technologies available in the market, in part due to the lack of consumer education in the traditional hearing industry sales model. Consumers may not have sufficient information about hearing aids generally or how hearing aid products and technologies compare to each other. This confusion may result in consumers purchasing hearing aids from our competitors instead of our products, even if our hearing aids would provide them with their desired product features. In addition, any adverse events or safety issues relating to competitive hearing aid products and related negative publicity, even if such events are not attributable to our products, could result in reduced purchases of hearing aids by consumers generally. Any of these occurrences could lead to reduced sales of our products and adversely affect our business, financial condition and results of operations.

If we are unable to reduce our return rates or if our return rates increase, our net revenue may decrease or grow more slowly than we anticipate, and our business, financial condition and results of operations could be adversely affected.

Customer return accrual rates were approximately 44% in 2018 and have decreased to approximately 35% in 2019 and approximately 28% in the first half of 2020. Our return policy allows our customers to return hearing aids for any reason within the first 45 days of delivery for a full refund, subject to a handling fee in certain states. We report revenue net of expected returns, which is an estimate informed in part by historical return rates. As such, our return rate impacts our reported net revenue and profitability. If actual sales returns differ significantly from our estimates, an adjustment to revenue in the current or subsequent period is recorded. Furthermore, if we are unable to reduce our return rates or if they increase, our net revenue may decrease or grow more slowly than we anticipate, and our business, financial condition and results of operations could be adversely affected.

We depend on sales of our hearing aids for our revenue. Demand for our hearing aids may not increase as rapidly as we anticipate due to a variety of factors, including a weakness in general economic conditions or competitive pressures.

We expect that revenue from sales of our hearing aids will continue to account for our revenue for the foreseeable future. Continued and widespread market acceptance of hearing aids by consumers is critical to our future success. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions, which have been adversely affected by the COVID-19 pandemic and may continue to be materially adversely affected by the COVID-19 pandemic. Hearing aids are primarily paid for directly by the consumer and, as result, demand can vary significantly depending on economic growth. A general slowdown in the U.S. economy and international economies into which we may expand or an uncertain economic outlook could adversely affect consumer spending habits, which may result in, among other things, a reduction in consumer spending on elective or higher value products, or a reduction in demand for hearing aids generally, each of which would have an adverse effect on our sales and operating results. Weakness in the global economy results in a challenging environment for selling hearing loss technologies. In such circumstances, consumers may opt to purchase less expensive hearing loss technologies. If there is a reduction in consumer demand for hearing aids generally, if consumers choose to use a competitive product rather than our hearing aids or if the average selling price of our hearing aids declines as a result of economic conditions, competitive pressures or any other reason, these factors could have a material adverse effect on our business, financial condition and results of operations. If we are not successful in adapting our production and cost structure to the market environment, we may experience further adverse effects that may be material to our business, financial condition and results of operations.

If we cannot innovate at the pace of our hearing aid manufacturing competitors, we may not be able to develop or exploit new technologies in time to remain competitive.

The hearing aid industry has in the past experienced rapid shifts to new key technologies, including for example the switch from analog to digital hearing aids in the 1990s, that disrupted existing market patterns and led to a large-scale market realignment among customers and hearing aid manufacturers. For us to remain competitive, it is essential to develop and bring to market new technologies or to find new applications for existing technologies at an increasing speed. If we are unable to meet customer demands for new technology, or if the technologies we introduce are viewed less favorably than our competitors’ products, our results of operations and future prospects may be negatively affected. To meet our customers’ needs in these areas, we must continuously design new products, update existing products and invest in and develop new technologies. Our operating results depend to a significant extent on our ability to anticipate and adapt to technological changes in the hearing aid market, maintain innovation, maintain a strong product pipeline and reduce the costs of producing high-quality new and existing hearing aids. Any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

Changes in the regulatory landscape for hearing aid devices could render our direct-to-consumer business model contrary to applicable regulatory requirements, and we may be required to seek additional clearance or approval for our products.

Hearing aids are considered medical devices subject to regulation by the FDA. We currently market our products pursuant to the FDA regulatory framework for air-conduction hearing aids, which are classified as Class I devices exempt from premarket review procedures. In addition, while applicable FDA regulations establish certain “conditions for sale” of all hearing aids, including that prospective hearing aid users must have a medical evaluation by a licensed physician within the six months prior to hearing aid dispensation, the FDA has stated that it does not intend to enforce these medical evaluation requirements prior to the dispensing of Class I air-conduction and Class II wireless air-conduction hearing aids to individuals 18 years of age and older. Accordingly, while we are required to comply with other FDA requirements, including specific hearing aid labeling requirements and provision of a User Instructional Brochure, our products have not been reviewed by the FDA and are not dispensed by licensed physicians. If the FDA were to determine that our products do not properly satisfy the conditions for marketing Class I air-conduction hearing aid devices, we could be forced to cease distribution of our products until we obtain regulatory clearance or approval, and we could be subject to additional enforcement action by the FDA. In addition, many states have laws regarding the provision of hearing aid devices, and if we are found to be in violation of the laws of any state in which our devices are sold, we could be subject to further sanctions at the state level.

The regulatory landscape for hearing aid devices has been subject to recent changes that may alter or increase our requirements for regulatory compliance. The FDA Reauthorization Act of 2017, or FDARA, created a new category of over-the-counter, or OTC, hearing aids that are intended to be available through in-person transactions, by mail or online without the involvement of a licensed practitioner. Under the statute, the FDA is required to issue regulations to implement the new framework. As part of its rulemaking process, the FDA is required to evaluate whether OTC hearing aids should be subject to premarket review and clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDCA, and it is unclear whether the FDA will subject OTC hearing aids to this requirement or other more onerous requirements. The language in FDARA is not self-implementing, which means that the OTC hearing aid category does not exist until the effective date of a published final regulation. Despite the deadline in FDARA for the FDA to issue proposed regulations by August 18, 2020, the FDA has not yet issued a notice of proposed rulemaking or indicated how it will implement the new OTC hearing aid pathway. We market the Eargo system devices as Class I exempt air-conduction hearing aids under existing regulations and are not dependent on the FDA’s issuance of OTC hearing aid regulations for the marketing of our products. However, our devices may become subject to additional requirements in connection with such regulations in the future.

In addition, in May 2018, the FDA granted a de novo classification request from Bose for a direct-to-consumer “self-fitting air-conduction hearing aid,” which is classified as Class II and subject to 510(k) premarket review. We do not consider our devices to be “self-fitting” hearing aids similar to the recently cleared Bose device, but the FDA could disagree. While we expect our products to continue to be regulated as Class I exempt devices, our products could in the future be deemed to fall under the definition of a “self-fitting air-conduction hearing aid” or an OTC hearing aid, in which case we could be required to seek 510(k) clearance for our products or otherwise comply with additional regulatory requirements associated with these new pathways. In such case, the FDA may require us to remove our devices from the market while we seek FDA clearance. In addition, even if our current products remain Class I exempt devices, it is possible that any future products we may develop could fail to meet the requisite criteria for similar regulation and could be subject to more stringent requirements and premarket review, increasing our costs for regulatory compliance.

Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.

We are subject to risks related to public health crises such as the global pandemic associated with COVID-19. In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all 50 states within the United States. The COVID-19 pandemic may negatively impact our operations and revenues and overall financial condition by harming the ability or willingness of customers to pay for our products due to macro-economic conditions resulting from the pandemic or the operations of manufacturers, suppliers and other third parties with which we do business. These challenges will likely continue for the duration of the pandemic, which is uncertain, and the macro-economic effects of the pandemic will likely continue far beyond the duration of the pandemic.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in our headquarters closing, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our operations. Other potential disruptions may include delays in processing registrations or approvals by applicable state or federal regulatory bodies; delays in product development efforts; and additional government requirements or other incremental mitigation efforts that may further impact our capacity to manufacture, sell and support the use of our Eargo systems. In addition, even after the “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 are lifted, we may continue to experience disruptions to our business.

While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity, including our ability to repay our existing indebtedness. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic subsides. The occurrence of any such events may lead to reduced disposable income and access to health insurance which could adversely affect the number of our products sold after the pandemic has subsided. Further, although we have experienced growth in our sales volume during the COVID-19 pandemic, this and any other favorable impacts we have experienced in connection with the pandemic may subside, and the ultimate effect of COVID-19 on our sales volume and other results of operations could differ substantially from our expectations and our experience to date.

We currently rely on a single manufacturer for the assembly of our hearing aids. If we encounter manufacturing problems or delays, we may be unable to promptly transition to an alternative manufacturer and our ability to generate revenue will be limited.

We have no manufacturing capabilities of our own. We currently rely on a single manufacturer located in Thailand, Hana Microelectronics, for the manufacture of all of our products currently available for sale. We have entered in a manufacturing services agreement with a second manufacturer located in Taiwan, Pegatron Corporation, for the manufacture of our next generation hearing aid. For us to be successful, our contract manufacturers must be able to provide us with products in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While our existing manufacturer has generally met our demand requirements on a timely basis in the past, its ability and willingness to continue to do so going forward, and the ability and willingness of our new manufacturer to meet our demand requirements, may be limited for several reasons, including our relative importance as a customer of the manufacturer or its ability to provide assembly services to manufacture our products, which may be affected by the COVID-19 pandemic. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these manufactured products if we cannot obtain an acceptable substitute.

Any transition to a new contract manufacturer, or any transition of products between existing manufacturers, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of our products. If we are required to change either of our contract manufacturers, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. We cannot assure you that we will be able to identify and engage alternative contract manufacturers on similar terms or without delay. Furthermore, our contract manufacturers could require us to move to a different production facility. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely and cost-effective manner, which could have a material adverse effect on our business, financial condition and results of operations.

The manufacture of our products is complex and requires the integration of a number of components from several sources of supply. Our contract manufacturers must manufacture and assemble these complex products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Our hearing aids require significant expertise to manufacture, and our contract manufacturers may encounter difficulties in scaling up production of the hearing aids, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel, the long lead time required to develop additional facilities for purposes of testing our products and/or difficulties associated with compliance with local, state, federal and foreign regulatory requirements. There can be no assurance that manufacturing or quality control problems will not arise in connection with the scale-up of the manufacture of our products. If we are unable to obtain a sufficient supply of product, maintain control over product quality and cost or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand, and our business and reputation in the marketplace will suffer. Conversely, if demand for our products decreases, we may have excess inventory, which could result in inventory write-offs that would have a material adverse effect on our business, financial condition and results of operations. We may also encounter defects in materials and/or workmanship, which could lead to a failure to adhere to regulatory requirements. Any defects could delay operations at our contract manufacturers’ facilities, lead to regulatory fines or halt or discontinue manufacturing indefinitely. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

We rely on the timely supply of components and parts and could suffer if suppliers fail to meet their delivery obligations, raise prices or cease to supply us with components or parts.

We rely on three critical suppliers for many of the components that are used in the manufacture of our products, including for batteries, integrated circuits, microphones and receivers. This reliance on third parties adds additional risks to the manufacturing process that are beyond our control. For example, the occurrence of epidemics or pandemics, such as the COVID-19 pandemic, may cause one or more of our suppliers to close or reduce the scope of their operations either temporarily or permanently. In addition, many of these suppliers also provide components and products to our competitors. The industry’s reliance on a limited number of key components and product suppliers subjects us to the risk that in the event of an increase in demand, our suppliers may fail to provide supplies to us in a timely manner while they continue to supply our competitors, many of which have greater purchasing power than us, or seek to supply components to us at a higher cost. The failure of our suppliers to deliver components or products in a timely fashion could have disruptive effects on our ability to produce our products in a timely manner, or we may be required to find new suppliers at an increased cost. Furthermore, we generally do not enter into long-term commitment contracts with our suppliers, but rather enter into framework agreements as a basis for individual orders. The terms of such framework agreements are typically up to two years and in most cases do not contain any firm purchase commitments. We can make no assurance that we will be able to renew such supply agreements. If we are unable to renew supply agreements, our access to key components could be reduced, which could harm our business. Additionally, our reputation and the quality of our products are in part dependent on the quality of the components that we source from third-party suppliers. If we are unable to control the quality of the components supplied to us or to address known quality problems in a timely manner, our reputation in the market may be damaged and sales of our products may suffer. As a result, we may experience a material adverse effect on our business, financial condition and results of operations.

Certain components needed to manufacture our hearing aids are only available from a limited number of suppliers.

Several of our suppliers provide products for our hearing aids and accessories for which they own the design and/or intellectual property rights. This includes integrated circuits, transducers, batteries and various electrical components. Although there may be several potential suppliers for our components, as our components are highly customized, there is a risk that these components may not be readily substituted by similar products of other suppliers or that any substitution may take a lengthy period of time to implement. Even if we do identify new suppliers, we may experience increased costs and product shortages as we transition to alternative suppliers. If any of these limited suppliers cease to supply us with their products, or any of the foregoing events occurs, we could experience a material adverse effect on our business, financial condition and results of operations.

If we are unable to successfully develop and effectively manage the introduction of new products, our business may be adversely affected.

We must successfully manage introductions of new or advanced hearing aid products. Introductions of new or advanced hearing aid products could also adversely impact the sales of our existing products to consumers. For instance, the introduction or announcement of new or advanced hearing aid products may shorten the life cycle of our existing devices or reduce demand, thereby reducing any benefits of successful hearing aid introductions and potentially lead to challenges in managing write-downs or write-offs of inventory of existing products. In addition, new hearing aid products may have higher manufacturing costs than legacy products, which could negatively impact our gross margins and operating results. Accordingly, if we fail to effectively manage introductions of new or advanced products, our business may be adversely affected.

We experience challenges managing the inventory of existing hearing aids, which can lead to excess inventory and discounting of our existing devices. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of inventory at discounted prices, which has affected our gross margin and could impair the strength of our brand. Reserves and write-downs for rebates, promotions and excess inventory are recorded based on our forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.

If the quality of our hearing solution does not meet consumer expectations, or if our products wear out more quickly than expected, then our brand and reputation or our business could be adversely affected.

Our products may not perform as well in day-to-day use as we or our customers expect. Although we designed our Eargo hearing aids to provide high quality audio, we have collected limited data comparing our products to competitive devices. In October 2019, we conducted a series of comparative electroacoustic benchmarking tests, or the Bench Study, to compare our Eargo Neo hearing aid with hearing aids from three major manufacturers. While each of the devices tested in the Bench Study, including our Eargo Neo hearing aid, met or exceeded the identified benchmarks for appropriate levels of sound quality and amplification to improve speech audibility, the design, methodology and results of the Bench Study have not been subject to external review and may not be reliable or replicable indicators of the general performance of our Eargo Neo hearing aid or the other manufacturers’ hearing aids that were the subject of the Bench Study. Further, the benchmarks for appropriate levels of sound quality and amplification that we identified in the Bench Study may not be appropriate proxies for hearing aid performance or reflect the real-world performance of any tested device. Future studies, including our internal studies or those of our competitors or other third parties, may not yield the results that we expect to obtain and may not demonstrate that our products are superior to, or may demonstrate that our products are inferior to, existing or future products with regard to functional or economic measures. These study results may be published in medical journals or other publications, or by our competitors and result in adverse publicity for our products. The performance of our Eargo hearing aids may not live up to customer expectations, and our brand, reputation, customer satisfaction, return rates and sales may be adversely affected as a result.

Furthermore, because of our products’ limited time in the market, we cannot be certain about the usable life of our products. Due to the design constraints applicable to our rechargeable, in-the-canal form factor, our hearing aids may offer a shorter usable life compared to our competitors’ hearing aids. Thus, even though our products may be more affordable than competitive devices, they may need to be replaced more often. Although we believe the advantages of our design justify this tradeoff, customers may expect a longer useful life, and failure to live up to this expectation could result in reduced sales, decreased customer loyalty, higher than expected warranty claims and adverse publicity.

Certain components of our hearing aids may also offer reduced performance or wear out over time. For example, the rechargeable technology used in our hearing aids and charging cases has a limited lifespan, and recharging performance will degrade over time. We designed our Eargo Neo and Eargo Neo HiFi hearing aids to provide up to 20 hours of continuous use between charges when new and up to 16 hours after 1,000 charging cycles, but charging capacity may decrease more quickly than expected. Moreover, certain components of our hearing aids, including Flexi Fibers and Flexi Palms that can be purchased online, will require more frequent replacement than the device itself. If the quality, longevity and durability of our products does not meet the expectations of customers, then our brand and reputation and our business, financial condition and results of operations, could be adversely affected.

Customer or third-party complaints or negative reviews or publicity about our company or our hearing aids could harm our reputation and brand.

We are heavily dependent on customers who use our hearing aids to provide good reviews and word-of-mouth recommendations to contribute to our growth. Customers who are dissatisfied with their experiences with our products or services may post negative reviews. We may also be the subject of blog, forum or other media postings that include inaccurate statements and create negative publicity. In addition, traditional hearing aid supply chain participants may express and publish negative views regarding our direct-to-consumer model and products. Any negative reviews or publicity, whether real or perceived, disseminated by word-of-mouth, by the general media, by electronic or social networking means or by other methods, could harm our reputation and brand and could severely diminish consumer confidence in our products.

Repair or replacement costs due to guarantees we provide on our products could have a material adverse effect on our business, financial condition and results of operations.

We provide product guarantees to our customers, both as a result of contractual and legal provisions and for marketing purposes. We allow for the return of products from direct customers within 45 days after the original sale and record estimated sales returns as a reduction of sales in the same period revenue is recognized. We also generally allow customers to return defective or damaged products for a replacement or refund. The term of the warranty provided is currently two years for Neo HiFi and one year for all other devices. Existing and future product guarantees place us at the risk of incurring future repair and/or replacement costs. As of June 30, 2020, we had provisions of $1.4 million relating to warranties. Substantial amounts of product guarantee claims could have a material adverse effect on our business, financial condition and results of operations.

In addition, we reserve for the estimated cost of product warranties when revenue is recognized, and we evaluate our warranty reserves periodically by reviewing our warranty repair experience. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our components sourced from our suppliers and instituting methods to remotely detect and correct defects, our warranty obligation is affected by actual product defect rates, parts and equipment costs and service labor costs incurred in correcting a product defect. Our warranty reserves may be inadequate due to undetected product defects, unanticipated component failures or changes in estimates for material, labor and other costs we may incur to replace projected product defects. As a result, if actual product defect rates, parts and equipment costs or service labor costs exceed our estimates, it could have a material adverse effect on our business, financial condition and results of operations.

Our failure to successfully anticipate product returns may have a material adverse effect on our business, financial condition and results of operations.

Our net losses are affected by changes in reserves to account for product returns and product credits. The reserve for product returns accounts for customer returns of our products after purchase. We record a reserve for product returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected and reserved for by management, additional sales returns may be recorded in the future. We do not currently have the ability to resell products that are returned. To the extent we are unable to successfully refurbish devices in the future, we will not be able to resell such devices. Further, the introduction of new products, changes in product mix, changes in consumer confidence or other competitive and general economic conditions may cause actual returns to differ from product return reserves. Any significant increase in product returns that exceeds our reserves could have a material adverse effect on our business, financial condition and results of operations.

Accelerated consolidation and formation of purchasing groups increases the pricing pressure on hearing aids.

Many purchasing groups, such as hearing aid clinics, retailers and hospital systems, are consolidating to create new entities with greater market power. Such groups, such as Costco and the VA, have used and may continue to use their increased purchasing power to negotiate price reductions or other concessions across our industry. This pricing leverage has resulted, and will likely continue to result, in downward pressure on the average selling prices of hearing aid products generally, including our own products. The forthcoming OTC regulations could further contribute to the pace of consolidation as well as the introduction of new entrants in the hearing aid market. Please see the risk factor titled, “Changes in the regulatory landscape for hearing aid devices could render our direct-to-consumer business model contrary to applicable regulatory requirements, and we may be required to seek additional clearance or approval for our products.” These factors could have a material adverse effect on our business, financial condition and results of operations.

The size and expected growth of our addressable market has not been established with precision, and may be smaller than we estimate.

Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of hearing loss across income levels and demographic profiles. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. In addition, the statements in this prospectus relating to, among other things, the expected growth in the market for hearing aids are based on a number of internal and third-party estimates and assumptions and may prove to be inaccurate. For example, although we expect that the prevalence of hearing loss will increase as the U.S. population ages, demographic trends could shift and the prevalence of hearing loss could decrease. Furthermore, even if the prevalence of hearing loss increases as we expect, technological or medical advances could provide alternatives to address hearing loss and reduce demand for hearing aids. As a result, our estimates of the addressable market for our current or future products may prove to be incorrect. If the actual number of consumers who would benefit from our products, the price at which we can sell future products or the addressable market for our products is smaller than we estimate, it could have a material adverse effect on our business, financial condition and results of operations.

Changes in third-party coverage and reimbursement may impact our ability to grow and sell our products.

Our products are primarily purchased on a cash-pay basis and currently only have limited coverage by third-party payors. Third-party coverage and reimbursement may increase for certain hearing aids but not our products, or could decrease for our products, which could reduce our market share. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for establishing the reimbursement rate that such a payor will pay for the product. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide such coverage. Third-party coverage and reimbursement may never become available to us at sufficient levels.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

We spend significant amounts on advertising and other marketing campaigns to acquire new customers, which may not be successful or cost effective.

We market our hearing aids through a mix of digital and traditional marketing channels. These include paid search, digital display advertising, email marketing, affiliate marketing, direct response television, national reach television and select print and radio advertising. We also leverage our database of prospects and customers to further drive customer acquisition and referrals. We spend significant amounts on advertising and other marketing campaigns to acquire new customers, and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new customers and increase awareness of our products. While we seek to structure our marketing campaigns in the manner that we believe is most likely to encourage consumers to use our products, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend as we scale our investments in marketing, accurately predict customer acquisition or fully understand or estimate the conditions and behaviors that drive consumer behavior. If any of our marketing campaigns prove less successful than anticipated in attracting new customers, we may not be able to recover our marketing spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our marketing efforts will result in increased sales of our products.

In addition, we believe that building a strong brand and developing and achieving broad awareness of our brand is critical to achieving market success. If any of our brand-building activities prove less successful than anticipated in attracting new customers, we may not be able to recover our brand-building spend, and our rate of customer acquisition may fail to meet market expectations, either of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our brand-building efforts will result in increased sales of our products.

We experience seasonality in our business, which may cause fluctuations in our financial results.

Historically, we have experienced and expect to continue to experience seasonality in our business, with higher sales volumes in the first and fourth calendar quarters, and lower sales volumes in the second calendar quarter.

Our sales volumes in the first calendar quarter tend to be higher as a result of the timing of product launches. Our sales volumes in the fourth calendar quarter tend to be higher as a result of holiday promotional activity. These factors may contribute to substantial fluctuations in our quarterly operating results. Because of these fluctuations, among other factors, it is possible that in future periods our operating results will fall below the expectations of securities analysts or investors, in which case the market price of our stock would likely decrease. These fluctuations, among other factors, also mean that our operating results in any particular period may not be relied upon as an indication of future performance.

Our products are complex to design and manufacture and could contain defects. The production and sale of defective products could adversely affect our business, financial condition and results of operations. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We make hearing aids that include highly complex electronic components, which are sourced from external third parties, and there is an inherent risk that defects may occur in the production of any of our products. Although we rely on the supplier’s internal procedures designed to minimize risks that may arise from quality issues, there can be no assurance that we or our suppliers will be able to eliminate or mitigate occurrences of these issues and associated liabilities. Under consumer product legislation in many jurisdictions, we may be forced to recall or repurchase defective products, and more restrictive laws and regulations relating to these matters may be adopted in the future. We also face exposure to product liability claims in the event that any of our devices are alleged to have resulted in personal injury or damage to property, or otherwise to have caused harm. For example, we may be sued if any of our hearing aids allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranty. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our current or future products;

•	injury to our reputation;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to customers;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to sell our current or any future products.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the sale of our current or any future products we develop. Although we currently carry product liability insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

In addition, any product defects, recalls or claims that result in significant adverse publicity could have a negative effect on our reputation, result in loss of market share or failure to achieve market acceptance. For example, our first generation hearing aid, launched in 2015, had a high incidence of product returns and warranty claims. As a result, we voluntarily withdrew the product from the market. The production and sale of defective products in the future could have a material adverse effect on our business, financial condition and results of operations.

We are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products or marketing or advertising efforts.

In connection with the marketing or advertisement of our products, we could be the target of claims relating to false, misleading, deceptive or otherwise noncompliant advertising or marketing practices, including under the auspices of the Federal Trade Commission and state consumer protection statutes. If we rely on third parties to provide any marketing and advertising of our products, we could be liable for, or face reputational harm as a result of, their marketing practices if, for example, they fail to comply with applicable statutory and regulatory requirements.

If we are found to have breached any consumer protection, advertising, unfair competition or other laws or regulations, we may be subject to enforcement actions that require us to change our marketing and business practices in a manner which may negatively impact us. This could also result in litigation, fines, penalties and adverse publicity that could cause reputational harm and loss of customer trust, which could have a material adverse effect on our business, financial condition and results of operations.

Alternative technologies or therapies that improve or cure hearing loss could adversely affect our business, financial condition and results of operations.

If medical research were to lead to the discovery of alternative therapies or technologies that improve or cure the various forms of hearing loss as an alternative to the hearing aid, such as by surgical techniques, the use of pharmaceuticals or breakthrough bio-technological innovations or therapies, our profitability could suffer through a reduction in sales. The discovery of a cure for the various forms of hearing loss and the development of other alternatives to hearing aids could result in decreased demand for our products and, accordingly, could have a material adverse effect on our business, financial condition and results of operations.

Adapting our production capacities to evolving patterns of demand is expensive, time-consuming and subject to significant uncertainties. We may not be able to adequately predict consumer trends and may be unable to adjust our production in a timely manner.

We market our products directly to consumers in the United States, where we face the risk of significant changes in the demand for our products. If demand decreases, we will need to implement capacity and cost reduction measures involving restructuring costs. If demand increases, we will be required to make capital expenditures related to increased production and expenditures to hire and train production and sales and product support personnel. Adapting to changes in demand inherently lags behind the actual changes because it takes time to identify the change the market is undergoing and to implement any measures taken as a result. Finally, capacity adjustments are inherently risky because there is imperfect information, and market trends may rapidly intensify, ebb or even reverse. We have in the past not always been, and may in the future not be, able to accurately or timely predict trends in demand and consumer behavior or to take appropriate measures to mitigate risks and exploit opportunities resulting from such trends. Any inability in the future to identify or to adequately and effectively react to changes in demand could have a material adverse effect on our business, financial condition and results of operations.

International trade disputes could result in tariffs and other protectionist measures that could have a material adverse effect on our business, financial condition and results of operations.

Tariffs could increase the cost of the our products and raw materials that go into making them. These increased costs could adversely impact the gross margin that we earn on our products. Tariffs could also make our products more expensive for customers, which could make our products less competitive and reduce consumer demand. Countries may also adopt other protectionist measures that could limit our ability to offer our products. Political uncertainty surrounding international trade disputes and protectionist measures could also have a negative effect on consumer confidence and spending, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on international manufacturers and suppliers, which exposes us to foreign operational and political risks that may harm our business.

We currently rely on a single manufacturer located in Thailand, Hana Microelectronics, for the manufacture of all of our products currently available for sale and have entered into a manufacturing services agreement with a second manufacturer located in Taiwan, Pegatron Corporation, for the manufacture of our next generation hearing aid. In addition, we rely on some third-party suppliers in Europe, Southeast Asia, Japan, China and the United States, who supply, among other things, certain of the technology and raw materials used in the manufacturing of our products. Our reliance on international operations exposes us to risks and uncertainties, including:

•	controlling quality of supplies;

•	trade protection measures, tariffs and other duties, especially in light of trade disputes between the United States and several foreign countries, including China and countries in Europe;

•	political, social and economic instability;

•	the outbreak of contagious diseases, such as the novel coronavirus (COVID-19);

•	laws and business practices that favor local companies;

•	interruptions and limitations in telecommunication services;

•	product or material delays or disruption;

•	import and export license requirements and restrictions;

•	difficulties in the protection of intellectual property;

•	exchange controls, currency restrictions and fluctuations in currency values; and

•	potential adverse tax consequences.

If any of these risks were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

If manufacturers and suppliers are unable to procure raw materials, semi-finished products and finished products on terms or within timeframes acceptable to us, our business may suffer.

We are dependent on the availability of raw materials necessary to manufacture the products we sell. We rely on third-party manufacturers and suppliers to identify and purchase quality raw materials, semi-finished goods and finished goods while seeking to preserve our quality standards. If our suppliers or third-party manufacturers experience shortages, limited access or increased costs of certain raw materials and other semi-finished or finished goods, including as a result of the COVID-19 pandemic, it may result in production delays or delays in deliveries of our products to our customers. Production by one or more manufacturers or suppliers may be suspended or delayed, temporarily or permanently, due to economic or technical problems such as the insolvency of the manufacturer, the failure of the manufacturing facilities or disruption of the production process, all of which are beyond our control. Any shortage, delay or interruption in the availability of our products may negatively affect our ability to meet consumer demand. As a result, our business may be unable to offer a satisfactory experience to customers, which could have a material adverse effect on our business, financial condition and results of operations.

We or the third parties upon whom we depend may be adversely affected by disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Any interruption in the operations of our or our suppliers’ manufacturing or other facilities may have a material adverse effect our business, financial condition and results of operations.

Our corporate headquarters are located in the San Francisco Bay Area, which has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. The current sole manufacturer of our hearing aid finished products is located in Thailand, which has experienced landslides, flooding, tropical storms and tsunamis. We have entered into a manufacturing services agreement with a second manufacturer located in Taiwan, which has also experienced landslides, flooding, tropical storms and tsunamis. Our customer support operations are based in Nashville, Tennessee, and our third party provider’s distribution facilities are based in Louisville, Kentucky, both of which have experienced flooding and tornadoes. Severe weather, natural disasters and other calamities, such as pandemics (including COVID-19), earthquakes, tsunamis and hurricanes, fires and explosions, accidents, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, sabotage or terrorist attacks, could severely disrupt our operations, or our third-party manufacturers’ and suppliers’ operations, and have a material adverse effect on our business, financial condition and results of operations.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters or other facilities, or those of our third-party manufacturers or suppliers, that damaged critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. A mechanical failure or disruption affecting any major operating line may result in a disruption to our ability to supply customers, and standby capacity may not be available. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. There can be no assurance that alternative production capacity will be available in the future in the event of a major disruption or, if it is available, that it could be obtained on favorable terms. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition and results of operations.

We may be deemed to manufacture or contract to manufacture products that contain “conflict minerals.”

While we do not believe we manufacture or contract to manufacture products that contain conflict minerals, we may be deemed to manufacture or contract to manufacture products that contain certain minerals that have been designated as “conflict minerals” under the Dodd-Frank Wall Street Reform and Consumer Protection Act. As a result, in future periods, we may be required to diligence the origin of such minerals and disclose and report whether or not such minerals originated in the Democratic Republic of the Congo or adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products.

Any future international expansion will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition and results of operations.

Historically, all of our sales have been to customers in the United States. To the extent we enter into international markets in the future, there are significant costs and risks inherent in conducting business in international markets. If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, in addition to regulatory risks. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, finance and legal teams, research and marketing teams and general managerial resources.

We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products by consumers in these international markets. If we are unable to expand internationally and manage the complexity of international operations successfully, it could have a material adverse effect on our business, financial condition and results of operations. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

Our Loan Agreement contains restrictions that limit our flexibility in operating our business.

In June 2018, we entered into a loan and security agreement, as amended in January 2019, May 2020 and in September 2020, with Silicon Valley Bank, or the 2018 Loan. As of June 30, 2020, $10.4 million in aggregate principal amount was outstanding under the term loan facility. The September 2020 amendment provides for a term loan facility of up to $20.0 million, of which we borrowed $15.0 million upon the closing of the amendment (a portion of which was used to repay in full the outstanding principal amount of the previously funded term loan). The 2018 Loan has a maturity date of September 1, 2024. The 2018 Loan contains various covenants that limit our ability to engage in specified types of transactions without Silicon Valley Bank’s prior consent. These covenants limit our ability to, among other things:

•	encumber or license our intellectual property subject to certain exceptions;

•	sell, transfer, lease or dispose of our assets subject to certain exclusions;

•	create, incur or assume additional indebtedness;

•	encumber or permit liens on any of our assets other than certain permitted liens;

•	make restricted payments, including paying dividends on, repurchasing or making distributions with respect to any of our capital stock;

•	make specified investments (including loans and advances);

•	consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, the 2018 Loan requires us to maintain a certain percentage of our total cash holdings in accounts with Silicon Valley Bank. The covenants in the 2018 Loan limit our ability to take certain actions and, in the event that we breach one or more covenants, Silicon Valley Bank may choose to declare an event of default and require that we immediately repay all amounts outstanding of the aggregate principal amount of term loans funded under the 2018 Loan, plus exit fees, prepayment premiums, penalties and interest, and foreclose on the collateral granted to it to secure such indebtedness. Such repayment could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a number of risks related to the credit card and debit card payments we accept.

We accept payments through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees may require us to increase the prices we charge and would increase our operating expenses, either of which could have a material adverse effect on our business, financial condition and results of operations.

If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit and debit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit or debit cards on a timely basis, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated in exploiting weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher card-related costs, each of which could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We are required to comply with payment card industry security standards. Failing to comply with those standards may violate payment card association operating rules, federal and state laws and regulations and the terms of our contracts with payment processors. Any failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, card holders and transactions.

If we are unable to maintain our chargeback rate or refund rates at acceptable levels, our processing vendor may increase our transaction fees or terminate its relationship with us. Any increases in our credit and debit card fees could harm our results of operations, particularly if we elect not to raise our rates for our products to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

If we fail to attract and retain senior management and key technology personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. We are highly dependent upon our senior management, particularly our President and Chief Executive Officer, as well as our senior technology personnel and other members of our senior management team. The unplanned loss of the services of any of our members of senior management could adversely affect our business until a suitable replacement can be found.

Competition for qualified personnel in the medical device field in general and the audiology field specifically is intense due to the limited number of individuals who possess the training, skills and experience required by our industry. In addition, our future growth and success also depend on our ability to attract, recruit, develop and retain skilled managerial, sales, administration, operating and technical personnel. We will continue to review, and where necessary, strengthen our senior management as the needs of the business develop, including through internal promotion and external hires. However, there may be a limited number of persons with the requisite competencies to serve in these positions and we cannot assure you that we would be able to locate or employ such qualified personnel on terms acceptable to us, or at all. Therefore, the unplanned loss of one or more of our key personnel, or our failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We rely on our own direct sales force, and if we are unable to maintain or expand our sales force, it could harm our business. Additionally, our reliance on our direct sales force may result in higher fixed costs than our competitors and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.

We rely on our own direct sales force to market and sell our products. We do not have any long-term employment contracts with the members of our direct sales force. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team. If our employees fail to adequately promote, market and sell our products, our sales could significantly decrease. As we launch new products, expand our product offerings and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled employees with significant technical knowledge in various areas. New hires require training and take time to achieve full productivity.

Additionally, most of our competitors rely predominantly on third party distributors. A direct sales force may subject us to higher fixed costs than those of competitors that market their products through independent third parties, due to the costs that we will bear associated with employee benefits, training and managing sales personnel. As a result, we could be at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to increase the size of our organization, and we may experience difficulties in managing growth. A deterioration in our relationships with our employees could have an adverse impact on our business.

As of June 30, 2020, we employed 184 full-time employees. In the second quarter of 2020, we reduced our full-time employee headcount by 45 employees. In addition, in April 2020, we reduced salaries of all employees at the level of vice president and above by 20% and other employees by 10%, effective through December 31, 2020. These employee terminations and salary reductions may lead to reduced employee morale and productivity, increased attrition and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on our business, financial condition and results of operations.

In the future, we expect to expand our managerial, operational, finance and other resources in order to manage our operations and continue our research and development activities. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	manage our commercial operations effectively;

•	identify, recruit, retain, incentivize and integrate additional employees;

•	manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reports systems and procedures.

Maintaining good relationships with our employees is crucial to our operations. As a result, any deterioration of the relationships with our employees, including as a result of the employee terminations and salary reductions that we implemented in the second quarter of 2020, could have a material adverse effect on our business, financial condition and results of operations. See “Business—Human capital resources.”

Additionally, material disruption to our business as a result of strikes, work stoppages or other labor disputes could disrupt our operations, result in a loss of reputation, increased wages and benefits or otherwise have a material adverse effect on our business, financial condition and results of operations.

We rely on our relationship with a professional employer organization for our human relations function and as a co-employer of our personnel, and if that party failed to perform its responsibilities under that relationship, our relations with our employees could be damaged and we could incur liabilities that could have a material adverse effect on our business.

All of our personnel, including our executive officers, are co-employees of Eargo and a professional employer organization, Insperity. Under the terms of our arrangement, Insperity is the formal employer of all of our personnel and is responsible for administering all payroll, including tax withholding, and providing health insurance and other benefits for these individuals, and our employees are governed by the work policies created by Insperity. We reimburse Insperity for these costs, and pay Insperity an administrative fee for its services. If Insperity fails to comply with applicable laws or its obligations under this arrangement, or creates work policies that are viewed unfavorably by employees, our relationship with our employees could be damaged. We could, under certain circumstances, be held liable for a failure by Insperity to appropriately pay, or withhold and remit required taxes from payments to, our employees. In such a case, our potential liability could be significant and could have a material adverse effect on our business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We do not expect to become profitable in the near future, may never achieve profitability, and have incurred substantial net operating losses, or NOLs, during our history. Unused NOLs will carry forward to offset a portion of future taxable income, if any, until such unused NOLs expire, if ever. Federal NOLs generated after December 31, 2017 are not subject to expiration, but the yearly utilization of such federal NOLs is limited to 80 percent of taxable income for taxable years beginning after December 31, 2020. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its prechange NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or credits if we undergo a future ownership change. We believe we have experienced more than one ownership change in the past and we may experience additional ownership changes in the future as a result of this offering and/or subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

Risks relating to intellectual property and legal and regulatory matters

Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain or successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected and our competitive position may be harmed.

Our success and ability to compete depend in part on our ability to maintain and enforce existing intellectual property and to obtain, maintain and enforce further intellectual property protection for our products and services, both in the United States and in other countries. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party confidentiality and assignment agreements. Our inability to do so could harm our competitive position. As of June 30, 2020, we had 17 issued U.S. patents, 16 patents outside the United States, 5 pending U.S. patent applications and 8 pending foreign patent applications.

We rely on our portfolio of issued and pending patent applications in the United States and other countries to protect our intellectual property and our competitive position. However, the patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances that any of our issued patents have, or that any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products and services. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file for a patent, we may be precluded from doing so at a later date. Additionally, any patents issued to us may be challenged, narrowed, invalidated, held unenforceable or circumvented, or may not be sufficiently broad to prevent third parties from producing competing products similar in design to our products.

Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection, which in turn could diminish the commercial value of our products and services. In addition, any protection afforded by foreign patents may be more limited than that provided under U.S. patent and intellectual property laws. There can be no assurance that any of our patents, any patents licensed to us or any patents which we may be issued in the future will provide us with a competitive advantage or afford us protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including our competitors. Further, there can be no assurance that we will have adequate resources to enforce our patents. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. There can be no assurance that our trademark applications will be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. We also license third parties to use our trademarks. In an effort to preserve our trademark rights, we enter into license agreements with these third parties, which govern the use of our trademarks and require our licensees to abide by quality control standards with respect to the goods and services that they provide under our trademarks. Although we make efforts to monitor the use of our trademarks by our licensees, there can be no assurance that these efforts will be sufficient to ensure that our licensees abide by the terms of their licenses. In the event that our licensees fail to do so, our trademark rights could be diluted. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. While we are not aware of any unauthorized use of our intellectual property, we do not regularly conduct monitoring for unauthorized use at this time. In the future, we may from time to time, seek to analyze our competitors’ products and services, or seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.

We are, and may in the future become, involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. If we initiate legal proceedings against a third party to enforce a patent covering a product, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. Mechanisms for such challenges include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our products, or any future products that we may develop.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business.

If we infringe, misappropriate or otherwise violate the intellectual property rights of third parties or are subject to an intellectual property infringement or misappropriation claim, our ability to grow our business may be severely limited and our business could be adversely affected.

We have in the past and may in the future be the subject of patent or other litigation. Our products and services may infringe, or third parties may claim that they infringe, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property-related lawsuit were brought against us, we could be forced to stop or delay production or sales of the product that is the subject of the suit. From time to time, we have received and may in the future receive letters from third parties drawing our attention to their patent rights. While we take steps to ensure that we do not infringe upon, misappropriate or otherwise violate the rights of others, there may be other more pertinent rights of which we are presently unaware. The defense and prosecution of intellectual property lawsuits could result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination of any litigation or interference proceeding to which we may become a party could subject us to significant liabilities. As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay significant license fees, royalties or both. Licenses may not be available on commercially reasonable terms, or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses, we could be forced to cease some aspect of our business operations, which could harm our business significantly.

Recent changes in U.S. patent laws may limit our ability to obtain, defend and/or enforce our patents.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, which became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides that an administrative tribunal known as the Patent Trial and Appeals Board, or PTAB, provides a venue for challenging the validity of patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long-term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other medical device companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, based on claims that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products could have a material adverse effect on our business and competitive position, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

We operate in a regulated industry and changes in regulation or the implementation of existing regulation could affect our operations.

Our products and our business activities are subject to rigorous regulation in the jurisdictions in which we operate. In particular, these laws govern: (i) coverage and reimbursement by the national health services or by private health insurance services for the purchase of hearing aids; (ii) the supply of hearing aids to the public and, more specifically, the training and qualifications required to practice the profession of hearing aid fitting specialist; and (iii) the development, testing, manufacturing, labeling, premarket clearance or approval and marketing, advertising, promotion, export and import of our hearing aids. Accordingly, our business may be affected by changes in any such laws and regulations and, in particular, by changes to the conditions for coverage, the way in which reimbursement is calculated, the ability to obtain national health insurance coverage or the role of the ear, nose and throat specialists.

While the various agencies that enforce the European Union’s Medical Device Directive, the Japanese Ministry of Health, Labor and Welfare and the FDA are the regulatory bodies affecting us most prominently, there are numerous other regulatory schemes at the international, national and sub-national levels to which we are subject. These regulations can be burdensome and subject to change on short notice, exposing us to the risk of increased costs and business disruption, and regulatory premarket clearance or approval requirements may affect or delay our ability to market our new products. We cannot guarantee that we will be able to obtain marketing clearance or approval for our new products, or enhancements or modifications to existing products. If we do, such clearance or approval may take a significant amount of time and require the expenditure of substantial resources. Further, such clearance or approval may involve stringent testing procedures, modifications, repairs or replacements of our products and could result in limitations on the proposed uses of our products. Regulatory authorities and legislators have been recently increasing their scrutiny of the healthcare industry, and there are ongoing regulatory efforts to reduce healthcare costs that may intensify in the future. Our business is also sensitive to any changes in tort and product liability laws.

Regulations pertaining to our products have become increasingly stringent and more common, particularly in developing countries whose regulations approach standards previously attained only by some Organisation for Economic Co-operation and Development countries, and we may become subject to more rigorous regulation by governmental authorities in the future. Conversely, however, the regulation of hearing aids as medical devices provides a barrier to entry for new competitors. For example, if certain of our products were made subject to less stringent regulation by the FDA in the United States, then products similar to ours may be marketed and sold more freely, and our products may become commoditized. If the markets in which we operate become less regulated, those barriers to entry may be eliminated or reduced, which could have a material adverse effect on our business, financial condition and results of operations.

Both before and after a product is commercially released, we have ongoing responsibilities under various laws and regulations. If a regulatory authority were to conclude that we are not in compliance with applicable laws or regulations, or that any of our hearing aids are ineffective or pose an unreasonable risk for the end-user, the authority may ban such hearing aids, detain or seize adulterated or misbranded hearing aids, order a recall, repair, replacement or refund of such instruments, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. A regulatory authority may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees or us. The regulatory authority may also recommend prosecution by law enforcement agencies. Any governmental law or regulation, existing or imposed in the future, or enforcement action taken may have a material adverse effect on our business, financial condition and results of operations.

Our hearing aids are subject to extensive government regulation at the federal and state level, and our failure to comply with applicable requirements could harm our business.

Our hearing aids are medical devices that are subject to extensive regulation in the United States, including by the FDA and state agencies. The FDA regulates, among other things, the design, development, research, manufacture, testing, labeling, marketing, promotion, advertising, sale, import and export of hearing aid devices, such as those we market. Applicable medical device regulations are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry out or expand our operations.

The FDA classifies medical devices into one of three classes (Class I, II, or III) based on the degree of risk associated with a device and the level of regulatory control deemed necessary to ensure its safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the FDA’s current good manufacturing practices for devices, as reflected in the Quality System Regulation, or QSR, establishment registration and device listing, reporting of adverse events, and truthful, non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the premarket notification process set forth in Section 510(k) of the FDCA.

The FDA has classified air-conduction hearing aids as Class I devices exempt from premarket review procedures, and although we comply with applicable Class I medical device requirements, none of our devices have been reviewed by the FDA. Moreover, because the FDA has stated that it does not intend to enforce the medical evaluation requirements for dispensation of Class I air-conduction hearing aids to individuals 18 years of age and older, our devices are available directly to consumers without the medical evaluation of a licensed practitioner. If our current or future products become subject to the pending OTC hearing aid pathway, are deemed to be Class II “self-fitting air-conduction hearing aids,” or are otherwise required to undergo premarket review, we may be required to first receive clearance under Section 510(k) of the FDCA or approval of a premarket approval, or PMA, application from the FDA. If this were to occur for our currently marketed devices, the FDA could require us to remove our products from the market until we receive applicable regulatory clearance or approval, which would significantly impact our business.

In the 510(k) clearance process, before a device may be marketed, the FDA must determine that the proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (a pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA application and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, we cannot assure you that any particular device will be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals if required in the future could harm our business.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	inability to demonstrate to the FDA’s satisfaction that the product or modification is substantially equivalent to the proposed predicate device or safe and effective for its intended use;

•	the data from pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

•	the manufacturing process or facilities do not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay our ability to introduce new products or modify our current products on a timely basis. For example, in November 2018, FDA officials announced forthcoming steps that the agency intends to take to modernize the 510(k) premarket notification pathway, and in September 2019, the FDA finalized guidance to describe an optional “safety and performance based” premarket review pathway for manufacturers of certain “well-understood device types,” which would allow manufacturers to demonstrate substantial equivalence by meeting objective safety and performance criteria established by the FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. If we are required to seek premarket review of our devices in the future, these proposals and reforms could impose additional regulatory requirements on us and increase the costs of compliance.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise delay or prevent necessary regulatory clearances or approvals, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to be cleared or approved by government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Legislative or regulatory healthcare reforms may make it more difficult and costly to produce, market and distribute our products or to do so profitably.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare, improve quality of care and expand access to healthcare, among other purposes. For example, the implementation of the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act, or the Affordable Care Act, has changed healthcare financing and delivery by both governmental and private insurers substantially and has affected medical device manufacturers significantly. Other legislative changes have also been proposed and adopted since the Affordable Care Act was enacted, which included, among other things, reductions to Medicare payments to providers of 2% per fiscal year. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended these reductions from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law which, among other things, further reduced Medicare payments to certain providers, including hospitals. The Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, or MACRA, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments which began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. Future legislation and regulations may result in decreased coverage and reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged and market demand for medical devices. This could harm our ability to market and generate sales from our products.

We may face risks related to any future international sales, including the need to obtain necessary foreign regulatory clearance or approvals.

Sales of our products outside the United States will subject us to foreign regulatory requirements that vary widely from country to country. The time required to obtain clearances or approvals required by other countries may be longer than that required for FDA clearance or approval, and requirements for such approvals may differ from FDA requirements. We may be unable to obtain regulatory approvals and may also incur significant costs in attempting to obtain foreign regulatory approvals. If we experience delays in receipt of approvals to market our products in new jurisdictions, or if we fail to receive these approvals, we may be unable to market our products in international markets in a timely manner, if at all, which could materially impact our international expansion and adversely affect our business as a whole. Some international regulations may also limit the availability of our hearing aids to customers in certain jurisdictions without our first obtaining a license or engaging a third party to provide such financing, or limit the financing options we can offer our customers. If any of these risks were to materialize, they could limit our expected international growth and profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Regulations in certain foreign countries may challenge our direct-to-consumer sales model.

Our business may also be affected by actions of domestic and foreign governments to restrict the activities of direct-to-consumer companies for various reasons, including a limitation on the ability of direct-to-consumer companies to operate without the involvement of a traditional retail channel. To the extent that we begin to offer our products in international markets, foreign governments may also introduce other forms of protectionist legislation, such as limitations or requirements on where the products can or must be produced or requirements that non-domestic companies doing or seeking to do business place a certain percentage of ownership of legal entities in the hands of local nationals to protect the commercial interests of its citizens. Customs laws, tariffs, import duties, export and import quotas and restrictions on repatriation of foreign earnings and/or other methods of accessing cash generated internationally, may negatively affect our local or corporate operations. Additionally, the U.S. government may impose restrictions on our ability to engage in business in other countries in connection with the foreign policy of the United States. Any such restrictions on our direct-to-consumer sales model in international jurisdictions could limit our ability to grow internationally, which could have a material adverse effect on our business, financial condition and results of operations.

Our hearing aids may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our hearing aids may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the initial use of the hearing aid device. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, seizure of our products or, if premarket review is required in the future, delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. We cannot assure you that product defects or other errors will not occur in the future. Recalls involving our hearing aids could have a material adverse effect on to our business, financial condition and results of operations.

Medical device manufacturers are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our hearing aid devices in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

We must manufacture our products in accordance with federal and state regulations, and we could be forced to recall our products or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our hearing aid devices must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors, and such inspections can result in warning letters, untitled letters and other regulatory communications and adverse publicity. Our hearing aid devices are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We cannot guarantee that we or any subcontractors will take the necessary steps to comply with applicable regulations, which could cause delays in the manufacture and delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things:

•	fines, injunctions or civil penalties;

•	suspension or withdrawal of future clearances or approvals;

•	refusal to clear or approve pending applications;

•	seizures or recalls of our products;

•	total or partial suspension of production or distribution;

•	administrative or judicially imposed sanctions;

•	refusal to permit the import or export of our products; and

•	criminal prosecution.

Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

If we fail to comply with U.S. or foreign federal and state healthcare regulatory laws, we could be subject to penalties, including, but not limited to, administrative, civil and criminal penalties, damages, fines, disgorgement, exclusion from participation in governmental healthcare programs and the curtailment of our operations, any of which could adversely impact our reputation and business operations.

To the extent our products are or become covered by any federal or state government healthcare program, our operations and business practices may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including our sales and marketing practices, consumer incentive and other promotional programs and other business practices. Such laws include, without limitation:

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the U.S. federal civil and criminal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare, state Medicaid programs and TRICARE. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information by covered entities, such as health plans, healthcare clearinghouses and healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

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state law equivalents of each of the above federal laws, including state anti-kickback, self-referral and false claims laws that apply more broadly to healthcare items or services paid by all payors, including self-pay patients and private insurers, that govern our interactions with consumers or restrict payments that may be made to healthcare providers and other potential referral sources;

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the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Additionally, on October 25, 2018, President Trump signed into law the “Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act” which in part (under a provision entitled “Fighting the Opioid Epidemic with Sunshine”) extends the reporting and transparency requirements for physicians in the U.S. Physician Payments Sunshine Act to physician assistants, nurse practitioners, and other mid-level practitioners (with reporting requirements going into effect in 2022 for payments made in 2021);

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the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office and foreign political parties or officials thereof;

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foreign or U.S. analogous state laws and regulations, which may apply to our business practices, including but not limited to, state laws that require manufacturers to comply with the voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government; state laws and regulations that require manufacturers to file reports relating to pricing and marketing information or that require tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy, security and disposal of personal information and health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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similar data protection and healthcare laws and regulations in the EU and other jurisdictions in which we may conduct activities in the future, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal data, including the General Data Protection Regulation, or GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and European Economic Area, or EEA (including with regard to health data).

Foreign laws and regulations in this regard may vary greatly from country to country. For example, the advertising and promotion of our products in the EEA would be subject to EEA Directives concerning misleading and comparative advertising and unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals. We are also subject to healthcare fraud and abuse regulation and enforcement by the countries in which we conduct our business. These healthcare laws and regulations vary significantly from country to country.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as state Medicaid programs, TRICARE or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

We are subject to numerous state hearing aid and licensure laws and regulations, and non-compliance with these laws and regulations may expose us to significant costs or liabilities.

We are subject to numerous state and local hearing aid laws and regulations relating to, among other matters, licensure and registration of audiologists and other individuals we employ or contract with to provide services and dispense hearing aids. Some of these laws require us to maintain warranty and return policies for consumers allowing for the return of product and restrict advertising and marketing practices. These state and local laws and regulations are complex, change frequently and have tended to become more stringent over time. The FDCA preempts state laws relating to the safety and efficacy of medical devices and state laws that are different from or in addition to federal requirements. In Missouri Board of Examiners for Hearing Instrument Specialists v. Hearing Help Express, Inc. and METX, LLC v. Wal-Mart Stores Texas, LLC, the Eighth Circuit Court of Appeals and the U.S. District Court for the Eastern District of Texas, respectively, have held that certain state laws relating to the fitting and dispensing of hearing aids are preempted because they relate to the safety and efficacy of medical devices. Although we have structured our operations to comply with our understanding of applicable state regulatory requirements, interpretative legal precedent and regulatory guidance varies by jurisdiction and is often sparse and not fully developed, including which laws and regulations are preempted because they relate to the safety and efficacy of medical devices, complicating our compliance efforts. Accordingly, we cannot be certain that our interpretation of laws and regulations applicable to our operations is correct, and we could be subject to adverse judicial or administrative interpretations. Our ability to operate profitably will depend, in part, on our ability to obtain and maintain any necessary licenses and other approvals and operate in compliance with applicable state laws and regulations. A determination that we are in violation of applicable laws and regulations in any jurisdiction in which we operate could have a material adverse effect on us, particularly if we are unable to restructure our operations and arrangements to comply with the requirements of that jurisdiction, if we are required to restructure our operations and arrangements at a significant cost, or if we are subject to penalties or other adverse action. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

If our arrangements with audiologists and other hearing care specialists are found to violate state laws prohibiting the corporate practice of medicine or fee splitting, our business, financial condition and our ability to operate in those states could be adversely impacted.

Many states have laws that prohibit us from engaging in the practice of audiology, exercising control, interfering with or influencing an audiologist or other hearing care specialist’s professional judgment and entering into certain financial arrangements, such as splitting professional fees with audiologists. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Although we believe our arrangements comply with applicable state prohibitions on the corporate practice of medicine and fee splitting, regulatory authorities or other third parties may challenge our existing organization and contractual arrangements. If such a claim were successful, we could be subject to adverse judicial or administrative interpretations, to civil or criminal penalties, our contracts could be found legally invalid and unenforceable or we could be required to restructure our contractual arrangements with our audiologists and other licensed professionals. A determination that these arrangements violate state laws and regulations or our inability to successfully restructure our relationships and business operations to comply with these laws would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue to drive consumers to our website, it could cause our revenue to decrease.

Many consumers find our website by searching for hearing aid information through internet search engines or from word-of-mouth and personal recommendations. A critical factor in attracting visitors to our website is how prominently we are displayed in response to search queries. Accordingly, we use search engine marketing as a means to provide a significant portion of our customer acquisition. Search engine marketing includes both paid website visitor acquisition on a cost-per-click basis and visitor acquisition on an unpaid basis, often referred to as organic or algorithmic search.

One method we employ to acquire visitors via organic search is commonly known as search engine optimization, or SEO. SEO involves developing our website in a way that enables the website to rank high for search queries for which our website’s content may be relevant. We also rely heavily on favorable recommendations from our existing customers to help drive traffic to our website. If our website is listed less prominently or fails to appear in search result listings for any reason, it is likely that we will attract fewer visitors to our website, which could adversely affect our revenue.

Risks relating to our common stock and this offering

There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has been no public market for our common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering.

We are an “emerging growth company,” and the reduced public company reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and the market price of our common stock may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenue exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities, or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the Securities and Exchange Commission, or SEC, and the exchange our securities are listed on. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline, and we could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. In connection with the preparation of our financial statements, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness related to a lack of qualified supervisory accounting resources, including those necessary to account for and disclose certain complex transactions and for which we lacked the technical expertise to identify, analyze and appropriately record those transactions. We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including the hiring of qualified supervisory resources, the engagement of technical accounting consulting resources, plans to hire additional finance department employees and the implementation of more formal policies and procedures related to the accounting for our procurement and vendor payment process.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate our existing material weakness or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

We have no current plans to pay cash dividends on our common stock; as a result, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Also, unless waived, the terms of our 2018 Loan with Silicon Valley Bank generally prohibit us from declaring or paying any cash dividends and other distributions. Additionally, our ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use the net proceeds of this offering, together with our existing cash and cash equivalents, to invest in sales and marketing, launch new marketing channels and expand our brand efforts, and to fund research and development activities. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed         % of the aggregate price paid by all purchasers of our common stock but will own only approximately         % of our total equity outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

We may be unable to raise additional capital, which could harm our ability to compete.

As of June 30, 2020, we had cash and cash equivalents of $8.3 million. Our expected future capital requirements may depend on many factors including expansion our product portfolio and the timing and extent of spend on the development of our technology to increase our product offerings. Even if this offering is successful, we may need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings.

Our future capital requirements will depend on many factors, including:

•	the timing, receipt and amount of sales from our current and future products;

•	the cost of manufacturing, either ourselves or through third party manufacturers, our products;

•	the cost and timing of expanding our sales, marketing and distribution capabilities;

•	the terms and timing of any other partnership, licensing and other arrangements that we may establish;

•	any product liability or other lawsuits related to our current or future products;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company;

•	the duration and severity of the COVID-19 pandemic and its impact on our business and financial markets generally;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or products.

Since our inception, our operations have been financed primarily by net proceeds from the sale of our convertible preferred stock, indebtedness and, to a lesser extent, revenue from the sales of our products. We expect that we may be required to obtain additional funding in the future and may do so through partnerships, public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. Even if we are not required to obtain additional funding, we may do so due to favorable market conditions or to be able to pursue strategic or business expansion opportunities. If we raise additional funds by issuing equity securities, our stockholders may suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies or products that we would otherwise pursue on our own.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of August 31, 2020, our current executive officers, directors, holders of 5.0% or more of our capital stock and their respective affiliates held approximately 84% of our outstanding voting stock and, upon the closing of this offering, that same group will hold approximately         % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of June 30, 2020 and assuming (i) the conversion of our outstanding convertible preferred stock as of June 30, 2020 and our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes) into an aggregate of 84,589,700 shares of our common stock immediately prior to the completion of this offering, (ii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iii) no exercise of outstanding options or warrants subsequent to June 30, 2020, upon the closing of this offering, we will have outstanding a total of          shares of common stock. Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of August 31, 2020, up to approximately                million additional shares of common stock will be eligible for sale in the public market, approximately                  million of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. J.P. Morgan Securities LLC and BofA Securities, Inc. may, however, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of August 31, 2020, approximately 20.6 million shares of common stock that are either subject to outstanding options, reserved for future issuance under our existing equity incentive plan, or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, based upon the number of shares outstanding as of August 31, 2020, the holders of approximately 84.6 million shares of our common stock, or approximately         % of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

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the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or to repeal certain provisions of our amended and restated certificate of incorporation;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of capital stock.”

Claims for indemnification by our directors, officers and other employees or agents may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors, officers and certain other employees will provide that:

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We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, this choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

General risk factors

If we engage in future acquisitions or strategic partnerships, it may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition or partnership opportunities, and even if we do locate such opportunities we may not be able to successfully bid for or obtain them due to competitive factors or lack of sufficient resources. This inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Our effective tax rate may vary significantly from period to period.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws both within and outside the United States, regulations and/or rates, structural changes in our business, new or changes to accounting pronouncements, non-deductible goodwill impairments, changing interpretations of existing tax laws or regulations, changes in the relative proportions of revenue and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates, the future levels of tax benefits of equity-based compensation, changes in overall levels of pretax earnings or changes in the valuation of our deferred tax assets and liabilities. Additionally, we could be challenged by state and local tax authorities as to the propriety of our sales tax compliance, and our results could be materially impacted by these compliance determinations.

In addition, our effective tax rate may vary significantly depending on our stock price. The tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. In periods in which our stock price is higher than the grant price of the share-based compensation vesting in that period, we will recognize excess tax benefits that will decrease our effective tax rate. In future periods in which our stock price is lower than the grant price of the share-based compensation vesting in that period, our effective tax rate may increase. The amount and value of share-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of share-based compensation on our effective tax rate. These tax effects are dependent on our stock price, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial results.

If we fail to execute invention assignment agreements with our employees and contractors involved in the development of intellectual property or are unable to protect the confidentiality of our trade secrets, the value of our products and our business and competitive position could be harmed.

In addition to patent protection, we also rely on protection of copyright, trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property. In addition, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our technology, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. We also have agreements with our employees, consultants and third parties that obligate them to assign their inventions to us, however these agreements may not be self-executing, not all employees or consultants may enter into such agreements, or employees or consultants may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation. If any of our intellectual property or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may be unable to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

We are subject to risks from legal and arbitration proceedings and that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities involving, among other things, product liability, product defects, intellectual property infringement and/or alleged violations of applicable laws in various jurisdictions. Although we maintain liability insurance in amounts we believe to be consistent with industry practice, we may not be fully insured against all potential damages that may arise out of any claims to which we may be party in the ordinary course of our business. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages.

The outcome of pending or potential future legal and arbitration proceedings is difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the costs related to litigation and arbitration proceedings may be significant, and any legal or arbitration proceedings could have a material adverse effect on our business, financial condition and results of operations.

Actual or perceived failures to comply with applicable data privacy and security laws, regulations, policies, standards, contractual obligations and other requirements related to data privacy and security and changes to such laws, regulations, standards, policies and contractual obligations could adversely affect our business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. We are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, transmission, use, disclosure, storage, retention and security of personal and personally-identifying information, such as information that we may collect in connection with conducting our business in the United States and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, fines, imprisonment of company officials and public censure, claims by third parties, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business, we collect and store sensitive data, including protected health information, or PHI, personally identifiable information, or PII, intellectual property and proprietary business information owned or controlled by ourselves or our customers, third-party payors and other parties. We also collect and store sensitive data of our employees and contractors. We manage and maintain our applications and data utilizing cloud-based data centers for PII. We utilize external security and infrastructure vendors to manage parts of our data centers.

As our operations and business grow, we are and may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, HIPAA imposes, among other things, privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable privacy and security standards, we could face civil and criminal penalties. The U.S. Department of Health and Human Services, or HHS, has the discretion to impose penalties without attempting to resolve violations through informal means. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources, each of which could have a material adverse effect on our business financial condition, results of operations or prospects.

In addition, the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. In the event that we are subject to or affected by HIPAA, the CCPA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adv ersely affect our financial condition. In addition, on June 24, 2020, the California Secretary of State certified a ballot initiative for the upcoming November general election known as the California Privacy Rights Act of 2020, or CPRA. If the CPRA is approved by California voters, the CPRA would amend the CCPA by creating additional privacy rights for California consumers and additional obligations on businesses, which could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities. If approved, it is expected that the CPRA would take effect on January 1, 2023.

In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

We may in the future become subject to the GDPR, which went into effect in May 2018 and which imposes obligations on companies that operate in our industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If our or our partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill. Further, following the United Kingdom’s withdrawal from the EU and the EEA and the end of the transition period on December 31, 2020, companies will have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. While we continue to address the implications of the recent changes to European data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. Accordingly, we must devote significant resources to understanding and complying with this changing landscape.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, negative publicity, loss of goodwill and materially adversely affect our business, financial condition and results of operations or prospects.

Failure to comply with the U.S. Foreign Corrupt Practices Act, economic and trade sanctions regulations and similar laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Certain suppliers of our product components are located in countries known to experience corruption. Business activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors or agents that could be in violation of various laws, including the FCPA and anti-bribery laws in these countries, even though these parties are not always subject to our control. While we have implemented policies and procedures designed to discourage these practices by our employees, consultants and agents and to identify and address potentially impermissible transactions under such laws and regulations, we cannot assure you that all of our employees, consultants and agents will not take actions in violation of our policies, for which we may be ultimately responsible.

We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury’s Office of Foreign Assets Control which prohibit or restrict transactions to or from or dealings with specified countries, their governments and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers and terrorists or terrorist organizations.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties or reputational harm, which could adversely affect our business, financial condition and results of operations.

Our information technology systems, internal computer systems, or those used by our third-party service providers, vendors, strategic partners or other contractors or consultants, may fail or suffer security breaches and other disruptions, which could result in a material disruption of our products and services development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business, financial condition and results of operations.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business, including our mobile and web-based applications, our e-commerce platform and our enterprise software. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information of customers and our employees and contractors. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. We do not conduct audits or formal evaluations of our third-party vendors’ information technology systems and cannot be sure that our third-party vendors have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage. Our internal information technology systems and those of our third party service providers, vendors, strategic partners and other contractors or consultants are vulnerable to damage or interruption from computer viruses, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, malicious code, employee theft or misuse, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The costs to us to investigate and mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems from system failure, accident and security breach, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, disruption of our development programs and our business operations, cessation of service, negative publicity and other harm to our business and our competitive position, whether due to a loss of our trade secrets or other proprietary information or other disruptions. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss, corruption or unauthorized disclosure of our trade secrets, personal information or other proprietary or sensitive information or other similar disruptions.

If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws. Any security compromise affecting us, our service providers, vendors, strategic partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. Furthermore, federal, state and international laws and regulations can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if our information technology security efforts fail. We would also be exposed to a risk of loss or litigation and potential liability, which could materially and adversely affect our business, financial condition and results of operations or prospects.

Disruptions in internet access could adversely affect our business, financial condition and results of operations.

As an online business, we are dependent on the internet and maintaining connectivity between ourselves and consumers and sources of internet traffic, such as Google. As consumers increasingly turn to mobile devices, we also become dependent on consumers’ access to the internet through mobile carriers and their systems. Disruptions in internet access, whether generally, in a specific market or otherwise, especially if widespread or prolonged, could adversely affect our business, financial condition and results of operations. For example, the “denial-of-service” attack against Dyn in October 2016 resulted in a service outage for several major internet companies. It is possible that we could experience an interruption in our business, and we do not carry business interruption insurance sufficient to compensate us for all losses that may occur.

Changes in the regulation of the internet could adversely affect our business.

Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could increase our operating expenses and expose us to significant liabilities. To the extent any such regulations require us to take actions that negatively impact us, they could have a material adverse effect on our business, financial condition and results of operations.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations, which have been exacerbated by the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors, adverse publicity about the hearing aid industry or individual scandals, and, in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ability to attract and retain customers;

•	our expectations concerning additional orders by existing customers;

•

our expectations regarding the potential market size and size of the potential consumer populations for our products and any future products, including our ability to increase insurance coverage of Eargo hearing aids;

•	our ability to release new hearing aids and the anticipated features of any such hearing aids;

•	developments and projections relating to our competitors and our industry, including competing products;

•	our ability to maintain our competitive technological advantages against new entrants in our industry;

•	the pricing of our hearing aids;

•	our expectations regarding the ability to make certain claims related to the performance of our hearing aids relative to competitive products;

•	our expectations with regard to changes in the regulatory landscape for hearing aid devices, including the implementation of the pending over-the-counter hearing aid pathway regulatory framework;

•	our commercialization and marketing capabilities and expectations;

•	our relationships with, and the capabilities of, our component manufacturers, suppliers and freight carriers;

•	the implementation of our business model and strategic plans for our business and products and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our products, including the projected terms of patent protection;

•	our ability to effectively manage our growth;

•	our anticipated use of proceeds from this offering;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our estimates regarding the COVID-19 pandemic, including but not limited to, its duration and its impact on our business and results of operations;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital; and

•	our future financial performance.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Market and industry data

This prospectus contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Our estimates presented elsewhere in this prospectus of the number of adults in the United States with hearing loss or access to an existing hearing aid benefit, annual U.S. hearing aid sales and our addressable market are based on multiple assumptions and our analysis of multiple sources, including publicly available information, academic articles, data from governmental agencies and reports by industry organizations. Our estimates of U.S. hearing aid sales in 2019 are based on our internal estimates of average prices paid by the U.S. Department of Veterans Affairs and by consumers in multiple private distribution channels. To estimate our addressable market, we applied academic estimates of the prevalence of hearing loss to population and median household income data from the U.S. Census Bureau. These estimates involve certain assumptions, including, among other things, that (i) the prevalence of hearing loss among adults remains constant across income levels, (ii) the percentage of adults over 75 with above-median household incomes is the same as the percentage of adults over 80 with above-median household incomes and (iii) our addressable market includes adults who experience tinnitus or hearing loss in just one ear.

To estimate the number of adults in the United States with hearing loss and access to an existing hearing aid benefit under certain insurance plans, we applied academic estimates of the prevalence of hearing loss to population data from the U.S. Census Bureau, information from the U.S. Office of Personnel Management and publicly available analyses of certain Medicare Advantage and Medicaid plan and enrollment data. These estimates involve certain assumptions, including, among other things, that (i) enrollees in Federal Employee Health Benefits Program, or FEHB, insurance plans that do not offer a hearing aid benefit have access to other FEHB plans that offer a hearing aid benefit and (ii) the prevalence of hearing loss and the distribution of age ranges among covered lives are consistent with our estimates for the U.S. population generally. In addition, the dollar amount of existing hearing aid benefits, including co-pay and cost-sharing provisions, varies significantly among plans included in our estimates, and existing benefits under many such plans would not be sufficient to defray all or a majority of the out-of-pocket cost of an Eargo hearing aid or a hearing aid purchased through traditional channels.

Although we believe that our estimates and assumptions are reasonable, we cannot assure you of their accuracy, and actual market data may differ materially.

In addition, third party estimates of the average price of hearing aids in the United States typically exclude sales made by Costco. Accordingly, references elsewhere in this prospectus to the average price of pairs of hearing aids purchased through “traditional channels” exclude sales made by Costco. We believe that if sales made by Costco were included in these estimates, it would cause the average price to be reduced.

Certain other market and industry data included in this prospectus were obtained from market research, publicly available information, reports of governmental agencies and industry publications and surveys. Statements in this prospectus referring to the Northstar Survey refer to a market survey of 2,200 adults over the age of 45 in the United States conducted by NORTHSTAR Research Partners (USA) LLC in March and September 2019, which we commissioned. All of the market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. Although we are responsible for all of the disclosure contained in this prospectus and we believe the market position, market opportunity, market size and other information included in this prospectus is reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

The net promoter score, or NPS, metric referenced elsewhere in this prospectus is a measurement developed by Bain and Co. We utilize the NPS, which is a percentage, expressed as a numerical value up to a maximum value of 100, to gauge customer satisfaction. Our NPS reflects responses to the following question on a scale of zero to 10: “How likely are you to recommend Eargo to a friend?” Responses of nine or 10 are considered “promoters,” responses of seven or eight are considered neutral or “passives,” and responses of six or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. Our methodology of calculating our NPS reflects responses from customers who have used our platform and choose to respond to the survey question. Our NPS gives no weight to customers who decline to answer the survey question. We surveyed 3,220 customers from June 28, 2018 to August 31, 2020.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase up to                additional shares of common stock), based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds from this offering by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $                million, assuming the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents as follows:

•	approximately $ to $ million to fund sales and marketing, including launching new marketing channels and further expanding our brand efforts;

•	approximately $ to $ million to fund research and development activities; and

•	any remaining amounts for working capital, operating expenses and capital expenditures.

We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions at this time.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve.

Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. Due to the uncertainties inherent in the ongoing commercialization and development of our hearing aids, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our expenditures will depend upon numerous factors, including: (i) the success of our commercialization efforts for our hearing aids and (ii) the amount of revenue we are able to receive from our hearing aid sales.

Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Also, unless waived, the terms of our loan and security agreement with Silicon Valley Bank generally prohibit us from declaring or paying any cash dividends. In addition, our ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020 on:

•	an actual basis;

•

a pro forma basis, to reflect: (i) the conversion of all of the outstanding shares of our convertible preferred stock as of June 30, 2020 and all of the outstanding shares of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes) into an aggregate of 84,589,700 shares of common stock, in each case, immediately prior to the completion of this offering; (ii) the conversion of all of our outstanding warrants exercisable for convertible preferred stock as of June 30, 2020 and the warrant to purchase 160,461 shares of our Series E convertible preferred stock issued in September 2020 into warrants exercisable for 413,457 shares of common stock immediately prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of                 shares of our common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of June 30, 2020
(in thousands, except share and per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents	$8,278	$	$

Long-term debt, current and noncurrent	$23,227

Convertible preferred stock warrant liability	$112

Convertible preferred stock, $0.0001 par value per share; 36,296,097 shares authorized, 35,477,581 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$152,880

Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value per share; 56,600,000 shares authorized, 841,488 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	4,122
Accumulated deficit	(177,533)

Total stockholders’ (deficit) equity	(173,411)

Total capitalization	$(20,531)	$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering reflected in the table above is based on 85,431,188 shares of common stock outstanding as of June 30, 2020 (after giving effect to the conversion of all of our shares of convertible preferred stock outstanding as of June 30, 2020 into an aggregate of 47,379,252 shares of our common stock and the conversion of all of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes, issued and sold in March and April 2020) into an aggregate of 37,210,448 shares of our common stock, in each case, immediately prior to the completion of this offering), and excludes:

•

413,457 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of June 30, 2020 (after giving effect to the issuance of a warrant to purchase 160,461 shares of our Series E convertible preferred stock in September 2020), with a weighted-average exercise price of $2.60 per share;

•

10,133,628 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2020, with a weighted-average exercise price of $0.63 per share (after giving effect to the repricing of certain stock options in August 2020);

•	10,958,600 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2020, with a weighted-average exercise price of $1.01 per share;

•

            additional shares of our common stock reserved for issuance pursuant to future awards under our 2010 Equity Incentive Plan, which will become available for issuance under our 2020 Plan (defined below) after the consummation of this offering;

•

            shares of our common stock reserved for future issuance under our 2020 Incentive Award Plan, or the 2020 Plan, from which we will grant option awards exercisable for approximately              shares of our common stock (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus) to certain of our directors and employees upon the pricing of this offering with an exercise price equal to the initial public offering price, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the 2020 Plan; and

•

            shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of June 30, 2020 was $(177.42) million, or $(210.84) per share of our common stock. Our historical net tangible book deficit represents our total tangible assets less total liabilities and convertible preferred stock. Historical net tangible book deficit per share is our historical net tangible book deficit divided by the number of shares of our common stock outstanding as of June 30, 2020.

Our pro forma net tangible book value as of June 30, 2020, before giving effect to this offering, was $            million, or $            per share. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

•

the conversion of all of the outstanding shares of our convertible preferred stock as of June 30, 2020 and all outstanding shares of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes) into an aggregate of 84,589,700 shares of common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the completion of this offering;

•

the conversion of all of our outstanding warrants exercisable for convertible preferred stock as of June 30, 2020 and the warrant to purchase 160,461 shares of our Series E convertible preferred stock issued in September 2020 into warrants exercisable for 413,457 shares of common stock immediately prior to the completion of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

After giving effect to the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been $            million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to new investors participating in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of June 30, 2020	$(210.48)
Pro forma increase in net tangible book value per share as of June 30, 2020 attributable to the pro forma transactions described above

Pro forma net tangible book value per share as of June 30, 2020
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $            per share and the

dilution per share to new investors participating in this offering by $            per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase of 1.0 million in the number of shares of common stock offered by us would increase the pro forma as adjusted net tangible book value after this offering by $            per share and decrease the dilution per share to new investors participating in this offering by $            per share, and a decrease of 1.0 million shares of common stock offered by us would decrease the pro forma as adjusted net tangible book value by $            per share, and increase the dilution per share to new investors in this offering by $            per share, assuming that the assumed initial public offering price of $            per share remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $            per share, representing an immediate increase to existing stockholders of $            per share, and dilution to new investors participating in this offering of $            per share.

The following table summarizes on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering reflected in the table above is based on 85,431,188 shares of common stock outstanding as of June 30, 2020 (after giving effect to the conversion of all of our shares of convertible preferred stock outstanding as of June 30, 2020 into an aggregate of 47,379,252 shares of our common stock and the conversion of all of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes, issued and sold in March and April 2020) into an aggregate of 37,210,448 shares of our common stock, in each case, immediately prior to the completion of this offering), and excludes:

•

413,457 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of June 30, 2020 (after giving effect to the issuance of a warrant to purchase 160,461 shares of our Series E convertible preferred stock in September 2020), with a weighted-average exercise price of $2.60 per share;

•

10,133,628 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2020, with a weighted-average exercise price of $0.63 per share (after giving effect to the repricing of certain stock options in August 2020);

•	10,958,600 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2020, with a weighted-average exercise price of $1.01 per share;

•

            additional shares of our common stock reserved for issuance pursuant to future awards under our 2010 Equity Incentive Plan, which will become available for issuance under our 2020 Plan (defined below) after the consummation of this offering;

•

            shares of our common stock reserved for future issuance under our 2020 Incentive Award Plan, or the 2020 Plan, from which we will grant option awards exercisable for approximately              shares of our common stock (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus) to certain of our directors and employees upon the pricing of this offering with an exercise price equal to the initial public offering price, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the 2020 Plan; and

•

            shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

To the extent that any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

Selected consolidated financial data

The following tables set forth selected financial data as of and for the periods ended on the dates indicated. We have derived the selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, and our selected consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020, and our selected consolidated balance sheet data as of June 30, 2020 from our interim condensed consolidated financial statements appearing elsewhere in this prospectus. Our interim condensed consolidated financial statements were prepared in accordance with GAAP on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our interim condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and results for the six months ended June 30, 2020 are not necessarily indicative of results for the full year ending December 31, 2020. You should read the following selected consolidated financial data together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,				Six months ended June 30,
(in thousands, except share and per share amounts)	2017	2018	2019		2019	2020
Revenue, net	$6,620	$23,163		$32,790	$14,445		$28,590
Cost of revenue	4,467	11,423		15,790	7,450		9,861

Gross profit	2,153	11,740		17,000	6,995		18,729

Operating expenses:
Research and development	5,449	9,520		12,841	5,562		5,017
Sales and marketing	9,269	25,540		35,725	15,408		21,687
General and administrative	5,774	8,251		12,470	5,098		9,335

Total operating expenses	20,492	43,311		61,036	26,068		36,039

Loss from operations	(18,339)	(31,571)		(44,036)	(19,073)		(17,310)

Other income (expense), net:
Interest income	35	164		627	419		23
Interest expense	(1,783)	(424)		(711)	(274)		(1,143)
Other income (expense), net	(1,181)	(1,403)		(366)	(54)		100
Loss on extinguishment of debt	(3,348)	(559)		—	—		—

Total other income (expense), net	(6,277)	(2,222)		(450)	91		(1,020)

Loss before income taxes	(24,616)	(33,793)		(44,486)	(18,982)		(18,330)
Income tax provision	—	—		—	—		—

Net loss and comprehensive loss	$(24,616)	$(33,793)		$(44,486)	$(18,982)		$(18,330)

Net loss per share, basic and diluted(1)	$(37.17)	$(49.89)		$(57.82)	$(25.40)		$(22.34)

Weighted-average shares used in computing net loss per share, basic and diluted(1)	662,246	677,333		769,443	747,329		820,342

Pro forma net loss per share, basic and diluted(1)			$			$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(1)

(1)	See Notes 2 and 11 to our consolidated financial statements and Notes 2 and 10 to our interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,		As of June 30,
(in thousands)	2018	2019	2020

Consolidated balance sheet data:
Cash and cash equivalents	$51,051	$13,384	$8,278
Working capital(1)	43,029	(2,377)	(19,611)
Total assets	59,042	27,305	24,748
Long-term debt, current and noncurrent	6,990	12,246	23,227
Convertible preferred stock warrant liability	81	396	112
Convertible preferred stock	152,015	152,880	152,880
Accumulated deficit	(114,717)	(159,203)	(177,533)
Total stockholders’ (deficit) equity	(112,999)	(156,103)	(173,411)

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and our interim condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected consolidated financial data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the “Risk factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Special note regarding forward-looking statements.”

Overview

We are a medical device company dedicated to improving the quality of life of people with hearing loss. We developed the Eargo solution to create a hearing aid that consumers actually want to use. Our innovative product and go-to-market approach address the major challenges of traditional hearing aid adoption, including social stigma, accessibility and cost.

We believe our Eargo hearing aids are the first and only virtually invisible, rechargeable, completely-in-canal, FDA regulated, exempt Class I device for the treatment of hearing loss. Our rapid pace of innovation is enabled by our deep industry and technical expertise across mechanical engineering, product design, audio processing, clinical and hearing science, consumer electronics and embedded software design, and is supported by our strategic intellectual property portfolio.

We market and sell our hearing aids direct to consumers with a personalized, consumer-centric approach. Our commercial organization consists of a talented marketing team with deep experience in consumer-focused brand and performance marketing, a team of inside sales consultants, and a dedicated customer support team of licensed hearing professionals. We generate revenue from orders processed primarily through our website and over the phone by our sales consultants.

We believe that our differentiated hearing aids, consumer-oriented approach and strong brand have fueled the rapid adoption of our hearing aids and high customer satisfaction, as evidenced by over 42,000 Eargo hearing aid systems sold, net of returns, as of June 30, 2020.

Our hearing aids are exclusively assembled by Hana, a contract manufacturer which is based in Thailand. We have entered into a manufacturing services agreement with a second manufacturer, Pegatron Corporation, or Pegatron, which is based in Taiwan, for the manufacture of our next generation hearing aid. We have no internal manufacturing or assembly capabilities. We have a manufacturing services agreement with Hana, which can be terminated by us with 120 days’ notice or by Hana with 12 months’ notice, for the assembly and supply of our hearing aids, pursuant to which we make purchases on a purchase order basis. We also make purchases on a purchase order basis under our manufacturing services agreement with Pegatron, which has a three-year initial term expiring in August 2021 and automatically renews for successive one-year terms unless either party provides the other with 30 days’ notice of its intention not to renew the agreement. We rely on several third-party suppliers for the components used in our hearing aids, including the batteries, integrated circuits, microphones and receivers.

In 2018, we generated revenue, net of $23.2 million, an increase of $16.5 million from 2017. In 2019, we generated revenue, net of $32.8 million, an increase of $9.6 million from 2018. For the six months ended

June 30, 2020, we generated revenue, net of $28.6 million, an increase of $14.1 million from the six months ended June 30, 2019. During the above periods, all our revenue was generated from customers in the United States.

Our net losses were $33.8 million and $44.5 million for the years ended December 31, 2018 and 2019, respectively, and $19.0 million and $18.3 million for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019 and June 30, 2020, we had an accumulated deficit of $159.2 million and $177.5 million, respectively. We expect to continue to incur losses for the foreseeable future.

As of December 31, 2019 and June 30, 2020, we had cash and cash equivalents of $13.4 million and $8.3 million, respectively. Our primary sources of capital to date have been from private placements of our convertible preferred securities, the incurrence of indebtedness and, to a lesser extent, revenue from the sale of our products. In March and April 2020, we issued $10.1 million aggregate principal amount of convertible promissory notes, or the 2020 Notes. In July and August 2020, we issued an aggregate of 31,541,798 shares of our Series E convertible preferred stock at a purchase price of $2.2612 per share in exchange for net proceeds of approximately $68.0 million. In connection with the issuance of our Series E convertible preferred stock, the outstanding principal and accrued interest on the 2020 Notes of $10.3 million was converted into 5,668,650 shares of our Series E convertible preferred stock.

We expect to continue to make substantial investments in sales and marketing and product development. Moreover, we expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and those of the Nasdaq Stock Market, additional insurance expenses, investor relations activities and other administrative and professional services. As a result of these and other factors, we may require additional financing to fund our operations and planned growth. We may also seek additional financing opportunistically. We may seek to raise any additional capital by entering into partnerships or through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources.

Factors affecting our business

We believe that our future performance will depend on many factors, including those described below and in the section titled “Risk factors” included elsewhere in this prospectus.

Efficient acquisition of new customers

We have spent and expect to continue to spend significant amounts on sales and marketing designed to build a strong brand, achieve broad awareness of our Eargo solution, acquire new customers and convert sales leads. We have also invested and expect to continue to invest in growing our teams of sales consultants and licensed hearing professionals to keep pace with increased demand, convert leads into satisfied customers and potentially grow our revenue.

Return rate

Our return policy allows our customers to return hearing aids for any reason within the first 45 days of delivery for a full refund, subject to a handling fee in certain states. The most commonly cited reason for returning our hearing aids is unsatisfactory fit, which we believe is a byproduct of our direct-to-consumer model and online distribution that results in nearly all of our customers ordering our product without trying it first. In addition to unsatisfactory fit, the next most cited reason for returns is that our hearing aids do not provide sufficient audio amplification. Customer return accrual rates were approximately 44%, 35% and 28% in 2018, 2019 and for the six months ended June 30, 2020, respectively. The decline in our rate of return in 2019 and in the first half of

2020 was a result of our initiatives to improve customer service and enhance the quality of our pre-screening assessments. We report revenue net of expected returns, which is an estimate informed in part by historical return rates. As such, our return rate impacts our reported net revenue and profitability. If actual sales returns differ significantly from our estimates, an adjustment to revenue in the current or subsequent period is recorded. Our development priorities are focused, in part, on adding a refurbishment capability for returned hearing aids, which would allow us to refurbish and re-sell returned devices, which we anticipate would benefit our gross margin, although there is no guarantee that these efforts will succeed.

New product introductions

Our technical capabilities and commitment to innovation have allowed us to deliver product enhancements on a rapid development timeline and support a compelling new product roadmap that we believe will continue to differentiate our competitive position over the next several years. With the launch of the Eargo Neo HiFi in January 2020, we have launched four generations of our hearing aids since 2017, with each iteration having improved audio performance, physical fit and/or comfort. We are focused on continuing to launch new versions of the Eargo hearing solution that further improve audio quality, fit, comfort and/or ease-of-use. We believe that the continued introduction of new products is critical to maintaining existing customers and increasing adoption of our solution, and as such, we expect to continue to invest in research and development to support new product introductions. In connection with our product innovation and iteration, we also need to successfully manage our product transitions to avoid delays in customer purchases, excess or obsolete inventory and increased returns as customers wait for our new products to become available.

Seasonality

We have experienced and expect to continue to experience seasonality in our business, with higher sales volumes in the first and fourth calendar quarters, and lower sales volumes in the second calendar quarter. Our sales volumes in the first calendar quarter tend to be higher as a result of the timing of product launches. Our sales volumes in the fourth calendar quarter tend to be higher as a result of holiday promotional activity. As a consequence of seasonality, our revenue for the second calendar quarter is generally the lowest of the year, with our revenue for the first and fourth calendar quarters generally being the highest.

COVID-19 pandemic

The COVID-19 pandemic thus far has largely resulted in favorable trends for our business. In contrast to the recent volume declines in the traditional hearing aid sales channel, our 2020 second quarter gross systems shipped increased 82% year-over-year. We believe that shelter-in-place restrictions and increased reluctance of consumers to be exposed to the virus, particularly among older individuals that comprise a majority of the population needing hearing aids, have increased the attractiveness to consumers of our hearing solution and our vertically integrated telecare model. We believe our model can help consumers decrease their risk of potential exposure to COVID-19 by avoiding multiple trips to hearing aid clinics and close proximity to audiologists and other individuals at such clinics, which are part of the traditional hearing aid sales model.

Although we believe the COVID-19 pandemic has largely resulted in favorable trends for our business, we have experienced business disruptions, particularly at our California headquarters that is subject to a shelter-in-place order. Moreover, travel restrictions, factory closures and disruptions in our supply chain could happen and we may not be able to obtain adequate inventory to sell. In addition, the global pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which could limit our ability to access capital on favorable terms or at all. If we are unable to access capital on favorable terms or at all, it could negatively affect our liquidity, including our ability to repay our debt obligations.

The ongoing impact of COVID-19 depends on the duration and severity of the pandemic, which are difficult to assess or predict. While we have experienced growth in our sales volume during the COVID-19 pandemic, we cannot be certain whether we will maintain the current level of demand for our hearing aids. As a result, the impact of these or any future factors could be substantially different than what we have experienced to date. Please see the section titled “Risk factors” for further discussion of the possible impact of the COVID-19 pandemic on our business.

Key business metrics

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we review the following key business metrics, each of which is an important measure that represents the growth of our business:

•	Gross systems shipped. We define our gross systems shipped as the number of hearing aid systems shipped for which we recognized revenue during a period.

•

Return accrual rates. Return accrual rates are determined by management at the end of each period to estimate the percentage of returns made during a period. This determination is informed in part by historic actual return rates. Return accrual rates do not represent actual returns during a period as customers may return the product for a period of time that can extend beyond the period end, which can result in a hearing aid being returned after the period in which the revenue from its sale was recognized. If actual returns differ significantly from the return accrual rate determination made at period end, we may adjust revenue to reflect the actual returns made. Such an adjustment to revenue will not result in an adjustment to the return accrual rate for the period.

The following table details the number of gross systems shipped and return accrual rates for the periods presented below:

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Gross systems shipped	5,363	4,955	5,257	7,212	7,030	9,040
Return accrual rate	37%	34%	35%	34%	28%	27%

We believe these key business metrics provide useful information to help investors understand and evaluate our business performance. Gross systems shipped is a key measure of sales volume, which drives potential revenue, while return accrual rates are an indicator of potential reductions to revenue.

Components of our results of operations

Revenue, net

We generate revenue from the sale of Eargo hearing aid systems, accessories and extended warranties, with the majority of our revenue coming from sales of our Eargo hearing aid systems. We currently offer three versions of our hearing aids, the Eargo Max, the Eargo Neo and the Eargo Neo HiFi, at three different price points, and we periodically offer discounts and promotions. For product sales, control is transferred upon shipment to the customer. We report revenue net of expected returns, which is an estimate informed in part by historical return rates. Prior to January 2020, we also offered extended warranties to our customers which covered the product for an additional year, commencing on the day after the initial one-year warranty expires. For extended warranty sales, control is transferred over time based on time elapsed throughout the extended warranty period.

Cost of revenue and gross margin

Cost of revenue consists of expenses associated with the cost of finished goods, freight, personnel costs, consumables, product warranty costs, transaction fees, reserves for excess and obsolete inventory, depreciation and amortization, and related overhead. We expect cost of revenue to increase in absolute terms as our revenue grows.

Our gross margin has been and will continue to be affected by a variety of factors, including sales volumes, product mix, pricing strategies, costs of finished goods, product warranty claim rates and refurbishment strategies. We expect our gross margin percentage to increase over the long term to the extent we are successful in decreasing our rate of returns. Any increase in gross margin will likely fluctuate from quarter to quarter as we continue to introduce new products and adopt new technologies.

Research and development expenses

Research and development, or R&D, expenses, consist primarily of engineering and product development costs to develop and support our products, regulatory expenses, non-recurring engineering and other costs associated with products and technologies that are in development, as well as related overhead costs. These expenses include personnel-related costs including salaries and stock-based compensation, supplies, consulting fees, prototyping, testing, materials, travel expenses, depreciation and allocated facility overhead costs. Additionally, R&D expenses include internal and external costs associated with our regulatory compliance and quality assurance functions, and related overhead costs. We expect R&D expenses, net of capitalized internal use software development costs, to increase in absolute dollars as we continue to develop new products and enhance existing products and technologies.

Sales and marketing expenses

Our sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel-related costs including salaries and stock-based compensation, direct marketing, advertising and promotional expenses, consulting fees, public relations costs and allocated facility overhead costs. Sales and marketing personnel include our inside sales consultants, licensed hearing professionals, marketing professionals and related support personnel. We expect our sales and marketing expenses to increase in absolute dollars as we hire additional sales and marketing personnel, expand our sales support infrastructure and invest in our brand and product awareness to further penetrate the U.S. market and potentially expand into international markets.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for executive, finance, legal, information technology and administrative personnel, including stock-based compensation. Other significant expenses include professional fees for legal and accounting services, consulting fees, recruiting fees, information technology costs, general corporate expenses and allocated facility overhead costs.

We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and those of the Nasdaq Stock Market, additional insurance expenses, investor relations activities and other administrative and professional services. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

Interest income

Interest income consists of interest earned on cash and cash equivalents.

Interest expense

Interest expense consists of interest related to borrowings under our debt obligations and interest expense related to convertible promissory notes.

Other income (expense), net

Other income (expense), net consists primarily of adjustments to the fair value of embedded derivatives associated with certain redemption and conversion features of our convertible promissory notes, adjustments to the fair value of our convertible preferred stock warrant liabilities, a sales tax audit liability accrual in 2018, and changes to the fair value of a convertible preferred stock tranche liability until the closing of the second tranche in March 2018.

Loss on extinguishment of debt

The loss on extinguishment of debt arose on the redemption of our convertible promissory notes issued in 2016 into shares of our Series C-1 convertible preferred stock in October 2017 and on the early repayment of an outstanding loan in June 2018.

Income tax provision

We use the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Due to our historical operating performance and our recorded cumulative net losses in prior fiscal periods, our net deferred tax assets have been fully offset by a valuation allowance.

Financial statement effects of uncertain tax positions are recognized when it is more-likely-than-not, based on the technical merits of the position, that it will be sustained upon examination. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

Results of operations

Comparison of the six months ended June 30, 2019 and 2020

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Revenue, net	$14,445	$28,590	$14,145	97.9%
Cost of revenue	7,450	9,861	2,411	32.4

Gross profit	6,995	18,729	11,734	167.7

Operating expenses:
Research and development	5,562	5,017	(545)	(9.8)
Sales and marketing	15,408	21,687	6,279	40.8
General and administrative	5,098	9,335	4,237	83.1

Total operating expenses	26,068	36,039	9,971	38.2

Loss from operations	(19,073)	(17,310)	1,763	(9.2)

Other income (expense), net:
Interest income	419	23	(396)	(94.5)
Interest expense	(274)	(1,143)	(869)	317.2
Other income (expense), net	(54)	100	154	(285.2)

Total other income (expense), net	91	(1,020)	(1,111)	(1,220.9)

Loss before income taxes	(18,982)	(18,330)	652	(3.4)
Income tax provision	—	—	—	—

Net loss and comprehensive loss	$(18,982)	$(18,330)	$652	(3.4)%

Revenue, net

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Revenue, net	$14,445	$28,590	$14,145	97.9%

Revenue increased by $14.1 million, or 97.9%, from $14.4 million during the six months ended June 30, 2019 to $28.6 million during the six months ended June 30, 2020, primarily due to an increase in the volume of Eargo hearing aid systems shipped, the majority of which were Eargo Neo HiFi systems which began shipping in January 2020. The increase in revenue was also attributable to a higher average selling price of Neo HiFi systems and a decrease in sales returns as a percentage of systems shipped. Gross systems shipped during the six months ended June 30, 2020 were 16,070, a 55.8% increase compared to the 10,318 gross systems shipped during the comparable period ended June 30, 2019. The increase in volume was driven by expanded national advertising, growth in customers with health insurance coverage for hearing aids and repeat customers, and increased customer adoption of our telecare model amid the COVID-19 pandemic.

Cost of revenue, gross profit, and gross margin

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Cost of revenue	$7,450	$9,861	$2,411	32.4%
Gross profit	6,995	18,729	11,734	167.7%
Gross margin	48.4%	65.5%

Cost of revenue increased by $2.4 million, or 32.4%, from $7.5 million during the six months ended June 30, 2019 to $9.9 million during the six months ended June 30, 2020. The change was primarily due to the increase in the volume of Eargo hearing aid systems shipped.

Gross margin increased to 65.5% during the six months ended June 30, 2020, compared to 48.4% for the comparable period in 2019. The change in gross margin percentage was primarily due to an increase in the average selling price of systems shipped and a decrease in sales returns as a percentage of systems shipped, which were partially offset by increased product warranty costs per system shipped associated with Eargo Neo HiFi hearing aids.

Product warranty costs increased by $0.9 million from $0.7 million during the six months ended June 30, 2019 to $1.6 million ended June 30, 2020. Product warranty claims during the six months ended June 30, 2020 amounted to of 6,377 claims compared to 4,378 product warranty claims in the same period in 2019.

Eargo Neo HiFi hearing aids are sold with a two-year warranty compared to a one-year warranty for other products. Similar to warranty claim fulfillment for Eargo Neo hearing aids in the prior period, there were no refurbished components available to fulfill initial warranty claims for Eargo Neo HiFi in the first half of 2020.

Research and development (R&D)

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Research and development	$5,562	$5,017	$(545)	(9.8)%

R&D expenses decreased by $0.5 million, or 9.8%, from $5.6 million during the six months ended June 30, 2019 to $5.0 million during the six months ended June 30, 2020. The change was primarily due to a net decrease of $0.6 million in personnel and personnel-related costs resulting from increased capitalized costs associated with the development of internal use software and a decrease in travel costs.

Sales and marketing

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Sales and marketing	$15,408	$21,687	$6,279	40.8%

Sales and marketing expenses increased by $6.3 million, or 40.8%, from $15.4 million during the six months ended June 30, 2019 to $21.7 million during the six months ended June 30, 2020. The change was primarily due to increases in direct marketing, advertising and promotional expenses of $3.2 million and increases in personnel and personnel-related costs of $2.9 million. The change in personnel and personnel-related costs was primarily due to increased commissions from increased sales and a net increase in salary-related costs.

General and administrative

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
General and administrative	$5,098	$9,335	$4,237	83.1%

General and administrative expenses increased by $4.2 million, or 83.1%, from $5.1 million during the six months ended June 30, 2019 to $9.3 million during the six months ended June 30, 2020. This change was primarily due to terminated initial public offering, or IPO, costs of $1.6 million, an increase in general corporate costs of $1.5 million, increases in bad debt expense of $0.7 million directly related to the growth in our insurance payment channel and a net increase in personnel and personnel-related costs of $0.4 million.

Terminated IPO costs consist of deferred offering costs expensed upon termination of our previously planned IPO in March 2020. The offering was terminated primarily because of the uncertainty in the public markets during the initial onset of the COVID-19 pandemic. The increase in general corporate costs includes non-capitalizable IPO readiness costs incurred prior to the termination of our previously planned IPO.

Interest income

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Interest income	$419	$23	$(396)	(94.5)%

Interest income decreased by $0.4 million, or 94.5%, from $0.4 million during the six months ended June 30, 2019 to less than $0.1 million during the six months ended June 30, 2020. The decrease in interest income was due to lower average cash and cash equivalents balances during the six months ended June 30, 2020 compared to the same period in 2019.

Interest expense

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Interest expense	$(274)	$(1,143)	$(869)	317.2%

Interest expense increased by $0.9 million, or 317.2%, from $0.3 million during the six months ended June 30, 2019 to $1.1 million during the six months ended June 30, 2020. The increase in interest expense was primarily attributable to higher long-term debt balances outstanding during the six months ended June 30, 2020 compared to the same period ended June 30, 2019, which was partially offset by principal repayments that began in January 2020. We borrowed $5.0 million on our term loan in June 2019, issued an aggregate of $10.1 million in convertible promissory notes in March and April 2020 and obtained a loan in an aggregate principal amount of $4.6 million pursuant to the Paycheck Protection Program in May 2020.

Other income (expense), net

	Six months ended June 30,		Change
(dollars in thousands)	2019	2020	Amount	%
Other income (expense), net	$(54)	$100	$154	(285.2)%

We recorded other expense of $0.1 million during the six months ended June 30, 2019 and other income of $0.1 million during the six months ended June 30, 2020. The income recorded during the six months ended June 30, 2020 was primarily related to the change in fair value of our convertible preferred stock warrant liability, which was partially offset by the change in fair value of our derivative liability.

Comparison of the years ended December 31, 2018 and 2019

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Revenue, net	$23,163	$32,790	$9,627	41.6%
Cost of revenue	11,423	15,790	4,367	38.2

Gross profit	11,740	17,000	5,260	44.8

Operating expenses:
Research and development	9,520	12,841	3,321	34.9
Sales and marketing	25,540	35,725	10,185	39.9
General and administrative	8,251	12,470	4,219	51.1

Total operating expenses	43,311	61,036	17,725	40.9

Loss from operations	(31,571)	(44,036)	(12,465)	39.5

Other income (expense), net:
Interest income	164	627	463	282.3
Interest expense	(424)	(711)	(287)	67.7
Other income (expense), net	(1,403)	(366)	1,037	(73.9)
Loss on extinguishment of debt	(559)	—	559	(100.0)

Total other income (expense), net	(2,222)	(450)	1,772	(79.7)

Loss before income taxes	(33,793)	(44,486)	(10,693)	31.6
Income tax provision	—	—	—	—

Net loss and comprehensive loss	$(33,793)	$(44,486)	$(10,693)	31.6%

Revenue, net

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Revenue, net	$23,163	$32,790	$9,627	41.6%

Revenue increased by $9.6 million, or 41.6%, from $23.2 million in 2018 to $32.8 million in 2019. The increase was primarily due to an increase in the volume of sales as a result of our product offerings being able to meet the needs of more consumers following the introduction of Eargo Neo hearing aid system, which provides improved physical fit and audio performance. Gross systems shipped in 2019 were 22,788, a 17.6% increase compared to the 19,371 gross systems shipped in 2018. The Eargo Neo hearing aid system represented the majority of the gross systems shipped in 2019 and shipped at a higher average selling price compared to Eargo Max and Eargo Plus. The increase in revenue is also attributable to a decrease in sales returns as a percentage of systems shipped.

Cost of revenue, gross profit, and gross margin

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Cost of revenue	$11,423	$15,790	$4,367	38.2%
Gross profit	11,740	17,000	5,260	44.8%
Gross margin	50.7%	51.8%

Cost of revenue increased by $4.4 million, or 38.2%, from $11.4 million in 2018 to $15.8 million in 2019. The change was primarily due to an increase in the volume of Eargo hearing aid systems shipped. Gross margin increased to 51.8% in 2019, compared to 50.7% in 2018. The change in gross margin percentage was primarily due to an increase in the average selling price of systems shipped and a decrease in sales returns as a percentage of systems shipped, offset by increased warranty costs of $1.5 million and increased provisions for slow-moving, excess or obsolete inventory primarily due to the discontinuation of Eargo Plus. Product warranty costs in 2019 were $1.6 million compared to $0.1 million in 2018. There were 9,730 product warranty claims in 2019 compared to 5,700 claims in 2018. The majority of the increase in product warranty costs in 2019 is attributable to product warranty claims for Eargo Neo in the first three quarters of 2019 being fulfilled using new Eargo Neo hearing aid systems at a higher cost per claim compared to product warranty claims for Eargo Plus and Eargo Max in 2018 and 2019, the majority of which were fulfilled with refurbished hearing aid components. This was due to the Eargo Neo hearing aid refurbishment program not being established until the second half of 2019.

Research and development (R&D)

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Research and development	$9,520	$12,841	$3,321	34.9%

R&D expenses increased by $3.3 million, or 34.9%, from $9.5 million in 2018 to $12.8 million in 2019. This change was primarily due to increases in personnel and related costs of $2.9 million due to increased headcount and increased investments in new product development of $0.3 million.

Sales and marketing

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Sales and marketing	$25,540	$35,725	$10,185	39.9%

Sales and marketing expenses increased by $10.2 million, or 39.9%, from $25.5 million in 2018 to $35.7 million in 2019. This change was primarily due to increases in direct marketing, advertising and promotional expenses of $6.0 million, as well as increases in personnel and personnel-related costs of $3.7 million due to increased headcount.

General and administrative

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
General and administrative	$8,251	$12,470	$4,219	51.1%

General and administrative expenses increased by $4.2 million, or 51.1% from $8.3 million in 2018 to $12.5 million in 2019. This change was primarily due to increases in personnel and personnel-related costs of $2.0 million due to increased headcount and increases in general corporate costs of $0.8 million. We also incurred non-capitalizable IPO readiness costs of $1.0 million in 2019, of which there were none in 2018.

Interest income

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Interest income	$164	$627	$463	282.3%

Interest income increased by $0.5 million, or 282.3%, from $0.2 million in 2018 to $0.6 million in 2019. The increase in interest income was due to higher average cash and cash equivalents balances in 2019 resulting from the receipt of $52.0 million of net proceeds from our Series D convertible preferred stock issuances in December 2018 and February 2019.

Interest expense

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Interest expense	$(424)	$(711)	$(287)	67.7%

Interest expense increased by $0.3 million, or 67.7%, from $0.4 million in 2018 to $0.7 million in 2019. The increase in interest expense was primarily attributable to higher average term loan balances outstanding in 2019.

Other income (expense), net

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Other income (expense), net	$(1,403)	$(366)	$1,037	(73.9)%

Other expense decreased by $1.0 million, or 73.9%, from $1.4 million in 2018 to $0.4 million in 2019. The expense recorded in 2018 primarily related to the change in the fair value of our convertible preferred stock tranche liability, which was recognized until the closing of the second tranche of the Series C convertible preferred stock financing in March 2018, and an accrued amount for sales tax audit liability. The expense recorded in 2019 primarily related to the change in fair value of our convertible preferred stock warrant liability.

Loss on extinguishment of debt

	Year ended December 31,		Change
(dollars in thousands)	2018	2019	Amount	%
Loss on extinguishment of debt	$(559)	$—	$559	(100.0)%

The loss on extinguishment of debt in 2018 related to an early repayment of an outstanding loan in June 2018.

Comparison of the years ended December 31, 2017 and 2018

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Revenue, net	$6,620	$23,163	$16,543	249.9%
Cost of revenue	4,467	11,423	6,956	155.7

Gross profit	2,153	11,740	9,587	445.3

Operating expenses:
Research and development	5,449	9,520	4,071	74.7
Sales and marketing	9,269	25,540	16,271	175.5
General and administrative	5,774	8,251	2,477	42.9

Total operating expenses	20,492	43,311	22,819	111.4

Loss from operations	(18,339)	(31,571)	(13,232)	72.2

Other income (expense), net:
Interest income	35	164	129	368.6
Interest expense	(1,783)	(424)	1,359	(76.2)
Other income (expense), net	(1,181)	(1,403)	(222)	18.8
Loss on extinguishment of debt	(3,348)	(559)	2,789	(83.3)

Total other income (expense), net	(6,277)	(2,222)	4,055	(64.6)

Loss before income taxes	(24,616)	(33,793)	(9,177)	37.3
Income tax provision	—	—	—	—

Net loss and comprehensive loss	$(24,616)	$(33,793)	$(9,177)	37.3%

Revenue, net

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Revenue, net	$6,620	$23,163	$16,543	249.9%

Revenue increased by $16.5 million, or 249.9%, from $6.6 million in 2017 to $23.2 million in 2018. This increase was primarily due to an increase in the volume of Eargo hearing aid systems shipped, driven by better targeting of potential customers and improved sales force effectiveness that led to a higher lead conversion rate, which we define as the ratio of orders received to leads generated, and expanded product offerings following the introduction of our Eargo Max hearing aids, which provided improved audio performance, allowing us to meet the needs of more consumers.

Cost of revenue, gross profit, and gross margin

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Cost of revenue	$4,467	$11,423	$6,956	155.7%
Gross profit	2,153	11,740	9,587	445.3%
Gross margin	32.5%	50.7%

Cost of revenue increased by $7.0 million, or 155.7%, from $4.5 million in 2017 to $11.4 million in 2018. The increase was primarily due to growth in Eargo hearing aid systems shipped. Gross margin increased to 50.7% in 2018, compared to 32.5% in 2017. The change in gross margin percentage was primarily due to decreased costs per unit compared to higher costs per unit associated with initial manufacturing.

Research and development (R&D)

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Research and development	$5,449	$9,520	$4,071	74.7%

R&D expenses increased by $4.1 million, or 74.7%, from $5.4 million in 2017 to $9.5 million in 2018. The increase was primarily due to greater investments in new product development of $2.1 million and increases in personnel and personnel-related costs of $1.8 million due to increased headcount.

Sales and marketing

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Sales and marketing	$9,269	$25,540	$16,271	175.5%

Sales and marketing expenses increased by $16.3 million, or 175.5%, from $9.3 million in 2017 to $25.5 million in 2018. The increase was primarily due to increases in direct marketing, advertising and promotional expenses of $10.1 million, as well as increases in personnel and personnel-related costs of $6.0 million due to increased headcount.

General and administrative

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
General and administrative	$5,774	$8,251	$2,477	42.9%

General and administrative expenses increased by $2.5 million, or 42.9%, from $5.8 million in 2017 to $8.3 million in 2018. The increase was primarily due to increases in personnel and personnel-related costs of $1.8 million due to increased headcount and increased general corporate costs of $0.7 million.

Interest expense

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Interest expense	$(1,783)	$(424)	$1,359	(76.2)%

Interest expense decreased by $1.4 million, or 76.2%, from $1.8 million in 2017 to $0.4 million in 2018. The decrease in interest expense was attributable to repayment of a prior higher interest loan in June 2018. Subsequently, we entered into a loan and security agreement with Silicon Valley Bank, or SVB, which was amended in January 2019, May 2020 and September 2020, and which we refer to as the 2018 Loan. The 2018 Loan has a lower interest rate than the prior loan that was outstanding during 2017. In addition, the principal balance outstanding of the 2018 Loan with an aggregate amount of $7.0 million was only drawn in the fourth quarter of 2018.

Other income (expense), net

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Other income (expense), net	$(1,181)	$(1,403)	$(222)	18.8%

Other expense increased by $0.2 million, or 18.8%, from $1.2 million in 2017 to $1.4 million in 2018. The expense recorded in 2017 related to the change in fair value of our derivative liability, which was recorded through October 2017 when the convertible promissory notes were redeemed. The expense in 2018 related to the change in the fair value of our convertible preferred stock tranche liability, which was recognized until the second tranche closing of the Series C convertible preferred stock financings in March 2018, and an accrued amount for sales tax audit liability.

Loss on extinguishment of debt

	Year ended December 31,		Change
(dollars in thousands)	2017	2018	Amount	%
Loss on extinguishment of debt	$(3,348)	$(559)	$2,789	(83.3)%

The loss on extinguishment of debt in 2017 was comprised of $3.3 million related to the redemption of our convertible promissory notes in October 2017 in exchange for shares of Series C-1 convertible preferred stock, which was accounted for as extinguishment of debt. In 2018, the loss on extinguishment of debt of $0.6 million related to an early repayment of an outstanding loan in June 2018.

Quarterly results of operations

The following tables set forth our selected unaudited quarterly consolidated statements of operations data for each of the quarters indicated. The information for each of these quarters has been prepared in accordance with GAAP, on the same basis as our audited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair presentation of the results of operations for these periods. These quarterly results of operations are not necessarily indicative of the results we may achieve in any future period. The following quarterly financial data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three months ended
(dollars in thousands)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Revenue, net	$4,404	$5,967	$5,411	$7,382	$7,290	$7,155	$7,730	$10,615	$12,669	$15,921
Cost of revenue	2,326	2,881	2,834	3,382	3,823	3,627	3,583	4,757	4,656	5,205

Gross profit	2,078	3,086	2,577	4,000	3,467	3,528	4,147	5,858	8,013	10,716
Operating expenses:
Research and development	2,075	2,180	2,094	3,171	2,669	2,893	3,219	4,060	2,809	2,208
Sales and marketing	4,666	5,539	6,850	8,484	7,663	7,745	9,290	11,027	10,859	10,828
General and administrative	1,557	1,692	2,339	2,664	2,421	2,677	3,683	3,689	6,078	3,257

Total operating expenses	8,298	9,411	11,283	14,319	12,753	13,315	16,192	18,776	19,746	16,293
Loss from operations	(6,220)	(6,325)	(8,706)	(10,319)	(9,286)	(9,787)	(12,045)	(12,918)	(11,733)	(5,577)
Other income (expense), net:
Interest income	20	63	33	48	232	187	136	72	21	2
Interest expense	(187)	(146)	(2)	(89)	(142)	(132)	(218)	(219)	(266)	(877)
Other income (expense), net	(474)	(5)	13	(938)	(27)	(27)	(30)	(282)	240	(140)
Loss on extinguishment of debt	—	(559)	—	—	—	—	—	—	—	—

Total other income (expense), net	(641)	(647)	44	(979)	63	28	(112)	(429)	(5)	(1,015)
Loss before income taxes	(6,861)	(6,972)	(8,662)	(11,298)	(9,223)	(9,759)	(12,157)	(13,347)	(11,738)	(6,592)
Income tax provision	—	—	—	—	—	—	—	—	—	—

Net loss and comprehensive loss	$(6,861)	$(6,972)	$(8,662)	$(11,298)	$(9,223)	$(9,759)	$(12,157)	$(13,347)	$(11,738)	$(6,592)

Other financial data
Gross margin	47.2%	51.7%	47.6%	54.2%	47.6%	49.3%	53.6%	55.2%	63.2%	67.3%

Quarterly revenue trends

The overall increase in quarterly revenue over the course of the periods presented was primarily due to an increase in the average selling price of systems shipped, a decrease in sales returns as a percentage of systems shipped and an increase in the volume of Eargo hearing aid systems shipped. The increase in the volume of Eargo hearing aid systems shipped was generally driven by increased sales and marketing investments and expanded product offerings with the introduction of the Eargo Max hearing aids in January 2018, Eargo Neo hearing aids in January 2019 and Eargo Neo HiFi hearing aids in January 2020, as each introduction has allowed us to meet the needs of more consumers. We experience seasonality in our business, with revenue in the first quarter typically being higher as a result of the timing of product launches and revenue in the fourth quarter typically being higher as a result of holiday promotional activity. Revenue increased in the first half of 2020 from growth in customers with health insurance coverage for hearing aids and repeat customers, and increased customer adoption of our telecare model amid the COVID-19 pandemic.

Quarterly cost of revenue and gross margins trends

The overall increase in the quarterly cost of revenue over the periods presented was primarily the result of the growth in Eargo hearing aid systems shipped. Our quarterly gross margins ranged from 47.2% to 67.3%. Gross margins decreased in the quarter ended September 30, 2018, as compared to the prior quarter, due to an increase in sales returns as a percentage of systems shipped, with this measure generally improving over the subsequent periods presented. Gross margins decreased in the quarter ended March 31, 2019, as compared to the prior quarter due to increased product warranty costs associated with Eargo Neo hearing aids, which were introduced in January 2019, prior to the establishment of the Eargo Neo hearing aid refurbishment program in the second half of 2019. The product warranty claims for Eargo Neo during the first three quarters of 2019 were fulfilled with new hearing aid systems at a higher cost per unit than product warranty claims for Eargo Plus and Eargo Max in 2018 and 2019, on average, the majority of which were fulfilled with new or refurbished hearing aid components. The increase in gross margins in the quarter ended December 31, 2019, as compared to the prior quarter, was partially offset by an increase in the provisions for slow-moving, excess or obsolete inventory primarily due to the discontinuation of Eargo Plus. The increase in gross margins in the quarters ended March 31, 2020 and June 30, 2020 was primarily due to an increase in the average selling prices of systems shipped as a result of the launch of Neo HiFi in January 2020 and a decrease in sales returns as a percentage of systems shipped.

Quarterly operating expenses trends

The overall increase in quarterly operating expenses over the course of the periods presented was primarily due to increased headcount in connection with the expansion of our business, increased investments in new product development and increased direct marketing, advertising and promotional expenses to promote our products and increase brand awareness. We have experienced seasonality in our business, with operating expenses in the fourth quarter typically being higher as a result of holiday promotional activity. Furthermore, operating expenses also increased in the quarter ended March 31, 2020, as compared to the prior quarter due to the recording of previously deferred costs associated with the termination of our IPO process. Operating expenses decreased in the quarter ended June 30, 2020, as compared to the prior quarter due to measures taken to reduce net costs including, but not limited to, professional and legal fees, IPO readiness costs and personnel-related costs in response to the COVID-19 pandemic.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have funded our operations primarily from the net proceeds received from the sale of our convertible preferred securities, indebtedness and to a lesser extent revenue from the sale of our products. Since January 1, 2017, we raised an aggregate of approximately $152.9 million in net proceeds from the sale of our convertible preferred securities, which is inclusive of net proceeds of approximately $68.0 million from Series E convertible preferred stock issued in July and August 2020. In March and April 2020, we received $10.1 million from issuance of the 2020 Notes. As of June 30, 2020, we had cash and cash equivalents of $8.3 million, our outstanding debt principal was $25.1 million and we had an accumulated deficit of $177.5 million. In July 2020, the 2020 Notes were redeemed whereby the outstanding principal and accrued interest amounting to $10.3 million was converted into 5,668,650 shares of our Series E convertible preferred stock.

Debt obligations

2018 loan

In June 2018, we entered into the 2018 Loan with SVB. Under the 2018 Loan, SVB agreed to provide us access to term loans in an aggregate principal amount of up to $12.5 million. In connection with the 2018 Loan, we issued SVB a warrant to purchase 90,518 shares of Series C convertible preferred stock at an exercise price of $3.0067 per share, with a term of ten years, and authorized the issuance of an additional warrant to purchase 18,067 shares of Series C convertible preferred stock upon the funding of a term loan under the second tranche, or Tranche B. Term loans of $7.0 million were funded in October 2018 through December 2018 under the first tranche.

In January 2019, we amended the 2018 Loan and in connection with this amendment, we authorized the issuance of a warrant to purchase 26,931 shares of our Series C convertible preferred stock upon the funding of a term loan under Tranche B. In June 2019, we borrowed an additional $5.0 million under Tranche B to increase the total outstanding principal balance to $12.0 million. In connection with this borrowing, we issued SVB a warrant to purchase 44,998 shares of our Series C convertible preferred stock at an exercise price of $3.0067 per share, with a term of ten years.

Pursuant to the terms of the 2018 Loan, we made interest-only monthly payments on the term loans through December 31, 2019 and began making monthly payments of interest and amortized principal in January 2020.

In May 2020, we executed an amendment to the 2018 Loan to defer the principal payments due in May 2020 through July 2020 such that the deferred amounts would be repaid in equal monthly payments starting in August 2020 through the maturity of the loan in June 2022. As of June 30, 2020, we had $10.4 million in principal outstanding under the 2018 Loan.

In September 2020, we executed an amendment to the 2018 Loan to (i) extend the interest-only period for all borrowings until December 31, 2021 or, if we achieve certain milestones, June 30, 2022, (ii) extend the maturity date of the 2018 Loan to September 1, 2024 and (iii) increase the maximum aggregate principal amount of the term loans to $20.0 million, of which we borrowed $15.0 million in September 2020, a portion of which was used to repay all the previously outstanding indebtedness under the 2018 Loan. In connection with this borrowing, we issued SVB a warrant to purchase 160,461 shares of our Series E convertible preferred stock at an exercise price of $2.2612 per share, with a term of ten years. The number of shares of Series E convertible preferred stock issuable pursuant to this warrant will increase by an additional 53,487 shares if we borrow additional amounts under our term loan facility.

Interest on the 2018 Loan accrues at a per annum rate equal to the Wall Street Journal prime rate plus 1.0%, which was 2.25% as of June 30, 2020. We are permitted to prepay the outstanding principal balance advanced under the 2018 Loan in whole but not in part, subject to a prepayment fee of 3.0%, which reduces to 2.0% in September 2021 and to 1.0% in September 2022. We are also required to pay a final payment fee equal to 6.25% of the total term loans advanced, which was $0.7 million as of June 30, 2020, due upon the earliest of maturity, acceleration, prepayment or termination of the 2018 Loan.

Under the terms of the 2018 Loan, we granted SVB first priority liens and security interests in substantially all of our assets as collateral, which included our intellectual property. SVB released its security interest in our intellectual property in September 2020. The 2018 Loan also contains certain representations and warranties, indemnification provisions in favor of SVB, affirmative and negative covenants (including, among other things, limitations on other indebtedness, liens, encumbrances on our intellectual property, acquisitions, investments and dividends and requirements relating to financial reporting, inventory management, returns, insurance and protection of our intellectual property rights) and events of default (including payment defaults, breaches of covenants following any applicable cure period, a material adverse change, a material impairment in the perfection or priority of the lender’s security interest or in the collateral, and events relating to bankruptcy or insolvency).

Paycheck Protection Program loan

On May 3, 2020, we executed a promissory note with MidFirst Bank, which provided for an unsecured loan in an aggregate principal amount of $4.6 million, or the PPP Loan, pursuant to the Paycheck Protection Program, or PPP, under the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, that was signed into law on March 27, 2020.

The PPP Loan provides for a fixed interest rate of 1.0% per year with a maturity date of May 3, 2022. Monthly principal and interest payments due on the PPP Loan are deferred for a six-month period beginning from the date of disbursement of the PPP Loan. The PPP Loan may be prepaid by us at any time prior to the maturity with no prepayment penalty. The PPP Loan contains customary event of default provisions.

2020 notes

We issued an aggregate of $8.9 million in convertible promissory notes in March 2020 and an additional aggregate of $1.2 million in April 2020 in a subsequent closing. The 2020 Notes accrued interest at a rate of 6.0% per annum with a maturity date in March 2021.

The 2020 Notes contained redemption features, a conversion feature and a put option that were determined to be embedded derivatives requiring bifurcation as a single compound financial instrument. Upon the issuance of the 2020 Notes, we recorded the fair value of the derivative liability of $2.9 million as a debt discount on the 2020 Notes and as a single compound derivative instrument. The debt discount is being amortized to interest expense using the effective interest method over the term of the 2020 Notes.

Pursuant to their terms, the 2020 Notes were redeemed in July 2020 in conjunction with our Series E convertible preferred stock financing, and the outstanding principal and accrued interest of $10.3 million were converted to 5,668,650 shares of our Series E convertible preferred stock at a conversion price of $1.8090 per share, a price equal to 80% of the $2.2612 per share paid by the investors in the Series E convertible preferred stock financing.

Funding requirements

Based on our planned operations, we expect our cash and cash equivalents, together with the net proceeds from our Series E convertible preferred stock financing and from this offering, will be sufficient to fund our operating expenses for at least the 12 months following the date of this offering. To the extent that we need additional capital to continue to fund our operations, we intend to obtain such capital by entering into partnerships or through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. We may also seek additional financing opportunistically. We may be unable to raise additional funds on favorable terms, or at all. Our failure to raise additional capital if needed would have a negative impact on our financial condition and our ability to execute our business plan.

Our expected future capital requirements depend on many factors including expansion of our product portfolio and the timing and extent of spending on sales and marketing and the development of our technology. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,			Six months ended June 30,
(in thousands)	2017	2018	2019	2019	2020
				(unaudited)
Net cash used in operating activities	$(14,292)	$(27,149)	$(39,108)	$(19,177)	$(15,984)
Net cash used in investing activities	(369)	(2,547)	(3,859)	(1,881)	(2,175)
Net cash provided by financing activities	13,531	71,728	5,150	5,905	13,053

Net increase (decrease) in cash	$(1,130)	$42,032	$(37,817)	$(15,153)	$(5,106)

Operating activities

During the six months ended June 30, 2020, cash used in operating activities was $16.0 million, attributable to a net loss of $18.3 million, partially offset by non-cash charges of $3.6 million and by a net change in our net operating assets and liabilities of $1.2 million. Non-cash charges primarily consisted of $1.1 million in depreciation and amortization, $1.0 million in stock-based compensation, $1.0 million in non-cash interest expense and amortization of debt discount and $0.6 million in non-cash operating lease expense. The change in our net operating assets and liabilities was primarily due to a $1.0 million decrease in other assets related to expensing of previously deferred IPO costs, and a $0.3 million increase in other current liabilities related to increased operational activities to support the growth in the business. These changes were partially offset by a $0.9 million increase in account receivables related to the growth in sales to customers with payment terms, $0.6 million decrease in accrued expenses, $0.6 million decrease in operating lease liabilities, and $0.2 million in increase in inventories to support the growth in sales.

During the six months ended June 30, 2019, cash used in operating activities was $19.2 million, attributable to a net loss of $19.0 million and a net change in our net operating assets and liabilities of $1.5 million, partially offset by non-cash charges of $1.3 million. Non-cash charges primarily consisted of $0.6 million in depreciation and amortization, $0.5 million in stock-based compensation, $0.1 million in non-cash interest expense and amortization of debt discount and $0.1 million from the change in fair value of warrant liability. The change in our net operating assets and liabilities was primarily due to a $0.3 million decrease in account receivables, $0.3 million increase in deferred revenue balance and $0.1 million decrease in prepaid expenses and other current assets. These changes were partially offset by a $1.0 million decrease in accounts payable, $0.7 million increase in inventories to support the growth in sales, $0.2 million increase in other assets and $0.1 million decrease in other current liabilities.

In 2019, cash used in operating activities was $39.1 million, attributable to a net loss of $44.5 million, partially offset by non-cash charges of $3.5 million and by a net change in our net operating assets and liabilities of $1.9 million. Non-cash charges primarily consisted of $1.5 million in depreciation and amortization, $1.3 million in stock-based compensation, $0.3 million in non-cash interest expense and amortization of debt discount and $0.3 million from the change in fair value of warrant liability. The change in our net operating assets and liabilities was primarily due to a $3.7 million increase in accrued expenses, a $0.5 million increase in deferred revenue balance and a $0.2 million increase in accounts payable; the increase in accrued expenses was primarily due to increases in accrued vendor costs, accrued compensation and accrued warranty reserves, which were partially offset by a decrease in the allowance for sales returns. These changes were partially offset by a $1.1 million increase in accounts receivable, $0.7 million increase in inventories to support the growth in sales, $0.4 million increase in other assets, and $0.2 million increase in prepaid expenses and other current assets.

In 2018, cash used in operating activities was $27.1 million, attributable to a net loss of $33.8 million, partially offset by a net change in our net operating assets and liabilities of $4.3 million, and by non-cash charges of $2.3 million. Non-cash charges primarily consisted of $0.7 million in depreciation and amortization, $0.6 million due to the loss on extinguishment of debt, $0.5 million in the change in the fair value of our convertible preferred stock tranche liability, $0.4 million in stock-based compensation, and $0.1 million in non-cash interest expense and amortization of debt discount. The change in our net operating assets and liabilities was primarily due to a $2.8 million increase in accrued expense related to allowance for sales returns due to increased sales, accrued payroll and benefits as a result of increased headcount and amounts due to customers for returned products, $2.5 million increase in accounts payable due to timing of vendor payments, $1.5 million increase in other current liabilities, $0.2 million increase in other long-term liabilities and $0.2 million increase in deferred revenue balance. These changes were partially offset by a $1.8 million increase in inventories to support the growth in our business operations, $0.5 million increase in prepaid expenses and other current assets, $0.3 million increase in accounts receivable due to increased sales at year end and $0.3 million increase in other assets primarily related to security deposit for the new office in 2018.

In 2017, cash used in operating activities was $14.3 million, attributable to a net loss of $24.6 million, partially offset by a net change in our net operating assets and liabilities of $3.6 million, and by non-cash charges of $6.7 million. Non-cash charges primarily consisted of $3.3 million in loss on extinguishment of debt, $1.3 million in non-cash interest expense and amortization of debt discount, $1.3 million in the change in fair value of our derivative liability, $0.5 million in stock-based compensation and $0.4 million in depreciation and amortization. The change in our net operating assets and liabilities was primarily due to a $2.2 million increase in accrued expense related to allowance for sales returns and accrued payroll and benefits as a result of increased headcount, $1.6 million increase in accounts payable due to timing of vendor payments, and $0.9 million decrease in inventories. These changes were partially offset by a $0.6 million increase in accounts receivable due to increased sales in 2017 and $0.4 million increase in prepaid expenses and other current assets.

Investing activities

During the six months ended June 30, 2020, cash used in investing activities was $2.2 million, which consisted of $1.9 million in capitalized costs related to the development of internal use software and $0.3 million related to the purchase of property and equipment.

During the six months ended June 30, 2019, cash used in investing activities was $1.9 million, which consisted of $1.3 million related to the purchase of property and equipment and $0.6 million in capitalized costs related to the development of internal use software.

In 2019, cash used in investing activities was $3.9 million, which consisted of $2.2 million related to the purchase of property and equipment and $1.7 million in capitalized costs related to the development of internal use software.

In 2018, cash used in investing activities was $2.5 million, which consisted of $1.7 million related to the purchase of property and equipment and $0.8 million in capitalized costs related to the development of internal use software.

In 2017, cash used in investing activities was $0.4 million related to the purchase of property and equipment.

Financing activities

During the six months ended June 30, 2020, cash provided by financing activities was $13.1 million, attributable to gross proceeds of $14.7 million from borrowings and a debt repayment of $1.6 million.

During the six months ended June 30, 2019, cash provided by financing activities was $5.9 million. This was attributable to the net proceeds of $5.0 million borrowings and $0.9 million from the issuance of our Series D convertible preferred stock.

In 2019, cash provided by financing activities was $5.2 million, attributable to gross proceeds of $5.0 million from borrowings on our 2018 Loan and net proceeds of $0.9 million from the issuance of our Series D convertible preferred stock, partially offset by $0.8 million in payments of deferred offering costs related to our planned IPO.

In 2018, cash provided by financing activities was $71.7 million. This was attributable to the net proceeds of $72.4 million from the issuance of our Series C and Series D convertible preferred stock and gross proceeds of $7.0 million from borrowings on our 2018 Loan, partially offset by $7.7 million in repayment of principal and related fees on a prior loan entered into in 2014.

In 2017, cash provided by financing activities was $13.5 million, attributable to net proceeds of $11.5 million from the issuance of our Series C convertible preferred stock and gross proceeds of $2.0 million from borrowings related to our prior loan entered into in 2014.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$2,608	$1,349	$1,259	$—	$—
Debt, principal and interest(1)	$13,306	$5,171	$8,135	$—	$—

Total	$15,914	$6,520	$9,394	$—	$—

(1)	We borrowed an aggregate of $12.0 million pursuant to a term loan under the 2018 Loan. Principal and interest payments associated with the 2018 Loan, including a final one-time payment of $0.7 million, are included in the above table. In May 2020, we amended the 2018 Loan to defer the principal payments due in May through July 2020 such that the deferred amounts would be repaid in equal monthly payments starting in August 2020 through the maturity of the loan in June 2022.

In September 2020, we amended the 2018 Loan to (i) increase the final fee to 6.25% of the loans funded thereunder, (ii) extend the interest-only period for all borrowings under the 2018 Loan until December 31, 2021 or, if we achieve certain milestones, June 30, 2022, (iii) remove the 0.0% interest rate floor, (iv) increase the maximum aggregate principal amount of the term loans to $20.0 million and (v) extend the maturity date of the 2018 Loan to September 1, 2024. We also borrowed $15.0 million in connection with the amendment, a portion of which was used to repay all the previously outstanding indebtedness under the 2018 Loan.

In March and April 2020, we issued an aggregate of $10.1 million in 2020 Notes, which accrued interest at 6.0% per annum and matured in 2021. The 2020 Notes were outstanding as of June 30, 2020 and were redeemed into shares of Series E convertible preferred stock in July 2020 in conjunction with our Series E convertible preferred stock financing.

In May 2020, we borrowed an aggregate of $4.6 million under our PPP Loan, which matures in May 2022 and was outstanding as of June 30, 2020. We fully repaid the PPP loan in August 2020.

In addition, pursuant to a supply agreement with one of our suppliers, we have agreed to a minimum purchase commitment through June 2020 for the purchase of amplifier assemblies. As of December 31, 2019, we had a remaining purchase commitment of $0.3 million. These payments are not included in this table of contractual obligations.

Off-balance sheet arrangements

During the period presented, we did not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Critical accounting policies and estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions regarding the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue recognition

We generate revenue from the sale of Eargo hearing aid systems, accessories and extended warranties directly to consumers. Our products are primarily sold through our website and sales representatives. For product sales, control is transferred upon shipment to the customer. The extended warranties sold to consumers covers the product for an additional year, commencing on the day after the initial one-year warranty expires. For extended warranty sales, control is transferred over time based on time elapsed throughout the extended warranty period.

Each product is sold with a 45-day right of return. We account for the estimated impact of any returns as a reduction of transaction price. To estimate product sales that will be returned (i.e. variable consideration), we analyze historical returns, current economic trends, and changes in customer demand. Based on this information, we reserve a percentage of each dollar of product sales that provide the customer with the right of return. The transaction price includes an estimate of variable consideration up to the amount for which it is probable that a significant reversal in the amount of cumulative revenue recorded will not occur once the uncertainties surrounding the variable consideration are resolved.

We adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, effective January 1, 2019 using the full retrospective method. The adoption of ASC 606 did not have any effect on our revenue recognition.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Stock-based compensation

We maintain a stock-based compensation plan as a long-term incentive for employees, consultants and members of our board of directors. The plan allows for the issuance of incentive stock options to employees and non-statutory options, or NSOs, to both employees and nonemployees.

Share-based awards are measured using fair-value-based measurements and recognized as compensation expense over the service period in which the awards are expected to vest. Share-based awards are measured as of the grant date utilizing the single-option award-valuation approach, and we use the straight-line method for expense attribution. The valuation model used for calculating the estimated fair value of stock awards is the Black-Scholes option-pricing model. The Black-Scholes model requires us to make assumptions and judgments about the variables used in the calculations, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of our common stock, the related risk-free interest rate and the expected dividend. We have elected to recognize forfeitures of share-based payment awards as they occur.

For share-based awards issued to non-employees, we record expense related to stock options based on the fair value of the options calculated using the Black-Scholes option-pricing model over the service performance period.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•

Expected term.    The expected term represents the period that share-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the share-based awards.

•

Expected volatility.    Since we have been privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•	Expected dividend. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

Fair value of common stock

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were determined on each grant date by our board of directors. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our financial condition and operating results, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For our valuation performed on September 30, 2019, we used the income and market methods to estimate our enterprise value under various financing scenarios based on the discounted cash flow approach and a market approach of comparable peer public companies. The estimated enterprise value under each method was then allocated to the common stock, discount for lack of marketability was applied, and the resulting value of common stock was probability-weighted across the various financing scenarios to determine the fair value of common stock.

For our valuations performed on November 3, 2019, December 31, 2019 and February 21, 2020, we used a hybrid method that applied the PWERM to the fair value of common stock as determined under various financing scenarios. Within each of these financing scenarios, the determined fair value of common stock was probability-weighted across a scenario in which we complete an IPO and a scenario in which we do not complete an IPO. In the scenario in which we do not complete an IPO, we applied the income and market methods to estimate our enterprise value based on the discounted cash flow approach and a market approach of comparable peer companies and used the OPM to estimate the allocation of value to common stock.

For our valuation performed on March 31, 2020, we used the income and market methods to estimate our enterprise value under various financing scenarios based on the discounted cash flow approach and a market approach of comparable peer public companies. The estimated enterprise value under each method was then allocated to the common stock, discount for lack of marketability was applied, and the resulting value of common stock was probability-weighted across the various financing scenarios to determine the fair value of common stock.

After the completion of this offering, the fair value of each share of underlying common stock will be determined based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

The intrinsic value of all outstanding options as of June 30, 2020 was $         million based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Convertible preferred stock warrant liability

We have accounted for our freestanding warrants to purchase shares of our convertible preferred stock as liabilities at fair value upon issuance primarily because the shares underlying the warrants contain contingent redemption features outside our control. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized in other income (expense), net. We will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of our common stock. At that time, the liabilities will be reclassified to additional paid-in capital, a component of stockholders’ deficit. The consummation of this offering will result in this reclassification.

Derivative liability

Our 2020 Notes contain certain features that meet the definition of being embedded derivatives requiring bifurcation from the 2020 Notes as a single compound financial instrument. The derivative liability is initially measured at fair value on issuance and is subject to remeasurement at each reporting period with changes in fair value recognized in other income (expense), net.

We estimated the fair value of the derivative liability on issuance using a “with-and-without” method. The “with-and-without” methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance. The estimated probability and timing of underlying events triggering the redemption features or put option contained within the 2020 Notes are inputs used to determine the estimated fair value of the entire instrument with the embedded derivative.

Emerging growth company status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2012, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described in Note 2 to our consolidated financial statements, we early adopted certain accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenue of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of completion of this offering, (iii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates.

Recent accounting pronouncements

See Note 2 to our consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our cash and cash equivalents as of December 31, 2019 and June 30, 2020 consisted of $13.4 million and $8.3 million, respectively, in bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation; we do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents.

As of December 31, 2019, and June 30, 2020, we had $12.0 million and $10.4 million, respectively, in variable rate debt outstanding. The 2018 Loan matures in September 2024 and has interest-only payments until December 31, 2021 or, if we achieve certain milestones, June 30, 2022. The 2018 Loan accrues interest at a floating per annum rate equal to the Wall Street Journal prime rate minus 1.0% (2.25% as of June 30, 2020).

Business

Overview

We are a medical device company dedicated to improving the quality of life of people with hearing loss. We developed the Eargo solution to create a hearing aid that consumers actually want to use. Our innovative product and go-to-market approach address the major challenges of traditional hearing aid adoption, including social stigma, accessibility and cost. We believe our Eargo hearing aids are the first and only virtually invisible, rechargeable, completely-in-canal, FDA regulated, exempt Class I device for the treatment of hearing loss. Our rapid pace of innovation is enabled by our deep industry and technical expertise across mechanical engineering, product design, audio processing, clinical and hearing science, consumer electronics and embedded software design, and is supported by our strategic intellectual property portfolio. Our differentiated, consumer-first approach empowers consumers to take control of their hearing by improving accessibility, with personalized, high-quality hearing support from licensed hearing professionals. We believe that our differentiated hearing aids, consumer-oriented approach and strong brand have fueled the rapid adoption of our products and high customer satisfaction, as evidenced by over 42,000 Eargo hearing aid systems sold, net of returns, as of June 30, 2020. We believe this represents the beginning of our penetration into a large, growing and underserved market of people with hearing loss, which we estimate included approximately 43 million adults in the United States and more than 465 million adults globally in 2019.

Hearing loss is a natural consequence of aging and has a significant impact on quality of life. Globally, hearing loss is one of the most prevalent health conditions, and it is the third most common medical condition in the United States—more prevalent than both diabetes and cancer. As demographic trends shift and people continue to live longer, we expect that the proportion of the population with hearing loss will continue to rise, further expanding this already large market.

We estimate that in 2019, 37 million individuals over the age of 50 in the United States had mild to moderate hearing loss. Of these 37 million, our initial marketing efforts are focused on individuals with annual incomes above the median household national average. We estimate that this group consisted of approximately 14 million people and represented an initial target market of over $30 billion in 2019. In addition, we believe our solution is also effective for individuals with severe high frequency hearing loss, which we believe represents an incremental opportunity in the United States.

Age-related hearing loss in the United States is predominantly addressed by the use of FDA-regulated hearing aids. Despite the significant individual and societal impact of hearing loss, we estimate only approximately 27% of the estimated approximately 43 million adults with hearing loss in the United States in 2019 owned a hearing aid. We believe the low adoption and underserved nature of this market is a direct result of the limitations of and stigma associated with traditional hearing aids and the cumbersome manner in which they are sold.

Hearing aids are traditionally distributed through a business-to-business model in which hearing aid manufacturers rely on a fragmented network of independent hearing clinics to sell their devices to consumers. Purchasing a hearing aid through a clinic can be a lengthy, inconvenient and disempowering process that generally requires a series of in-clinic appointments with a licensed hearing professional for assessment, fitting, programming, ongoing adjustments and maintenance. We believe the separation of the manufacturer from the consumer is not necessary, adds an incremental layer of cost and has contributed to the historical lack of innovation in this market, resulting in products that fail to meet consumer needs.

Designing hearing aids that offer high quality audio performance in a virtually invisible and comfortable form factor that address the needs of consumers presents significant engineering challenges. These challenges have historically been difficult to reconcile in a single device, resulting in the traditional landscape of products that reflect trade-offs between functionality, comfort, visibility and ease of use. Behind-the-ear devices represented approximately 88% of hearing aids dispensed in the United States in 2019 but have a highly visible form factor that contributes to the stigma of hearing loss and limits their adoption. The remaining approximately 12% of hearing aids dispensed in 2019 were in-the-ear devices that are less visible but can occlude or obstruct the ear canal causing discomfort. Additionally, in-the-ear devices require customization and generally require batteries that need to be replaced, making them expensive and cumbersome to use.

The COVID-19 pandemic thus far has largely resulted in favorable trends for our business. In contrast to the recent volume declines in the traditional hearing aid sales channel, our 2020 second quarter gross systems shipped increased 82% year-over-year. We believe that shelter-in-place restrictions and increased reluctance of consumers to be exposed to the virus, particularly among older individuals that comprise a majority of the population needing hearing aids, have increased the attractiveness to consumers of our hearing solution and our vertically integrated telecare model. We believe our model can help consumers decrease their risk of potential exposure to COVID-19 by avoiding multiple trips to hearing aid clinics and close proximity to audiologists and other individuals at such clinics, which are part of the traditional hearing aid sales model. The ongoing impact of COVID-19 depends on the duration and severity of the pandemic, which is difficult to assess or predict. While we have experienced growth in our sales volume during the COVID-19 pandemic, we cannot be certain whether we will maintain the current level of demand for our hearing aids, and the ongoing impact of COVID-19 could be substantially different than what we have experienced to date.

We believe our hearing aids and consumer-centric approach, which we refer to collectively as our Eargo solution, address many of the drawbacks of the traditional hearing aid market. The primary benefits of our solution include the following:

•	Virtually invisible: Our hearing aids fit completely in the ear canal and are virtually invisible, allowing our customers to avoid the stigma associated with visible hearing aids.

•

Comfort and performance:    Our proprietary and patented technology allows our hearing aids to be suspended in the ear canal, offering a comfortable “open fit” that does not fully block or occlude the ear canal while still providing high quality audio.

•	Rechargeable: Our hearing aids are rechargeable, eliminating the need for battery replacement.

•	Ease of use: Our hearing aids feature an intuitive design that allows for multiple sound profiles, easy “on the go” personalization and convenient storage.

•	Empowering consumer-centric experience: We believe our personalized approach motivates consumers to take action and then guides them along their hearing journey.

•

Accessible:    We eliminate the need for cumbersome visits to the clinic by offering an easy-to-use purchasing interface and convenient access to a highly trained clinical support team consisting of licensed hearing professionals.

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Affordable:    Our vertically integrated, consumer-first model allows us to eliminate a layer of cost and offer our high-quality products at prices that are approximately half the average cost of a pair of hearing aids purchased through traditional channels in the United States.

We designed the Eargo solution to provide significant advantages relative to traditional solutions for hearing loss and believe that the high level of customer satisfaction that we have achieved demonstrates our strong value proposition. Our high level of customer satisfaction is evidenced by our average net promoter score, or NPS, which we view as a metric for understanding customer satisfaction and loyalty, was over 45 on average from June 2018 to August 2020. A NPS score of 45 demonstrates high customer satisfaction as it means, of the customers surveyed, approximately four times as many customers are likely to recommend Eargo to a friend than those who either have a neutral view or would not recommend the product. For further information on how we calculate NPS see “Market and industry data”. Similarly, our average rating across over 2,800 reviews posted by customers on our website was 4.6 out of 5 as of June 30, 2020.

We believe we are the first and only company to successfully address the technical challenges inherent in designing and commercializing a high quality, comfortable, rechargeable, in-the-canal hearing aid. We have established a highly capable research and development organization with what we believe is a rare combination of expertise in mechanical engineering, product design, audio processing, clinical and hearing science, consumer electronics and embedded software design. In addition, we have strategic intellectual property protection in certain key areas. Our technical capabilities and commitment to innovation have allowed us to deliver significant product enhancements on a rapid development timeline, which in turn drives our compelling new product roadmap.

We market and sell our hearing aids directly to consumers with a personalized, consumer-centric approach. Our commercial organization consists of a talented marketing team with deep experience in consumer-focused brand and performance marketing, a team of inside sales consultants and a dedicated customer support team of licensed hearing professionals. Our commercial organization is focused on accelerating customer adoption, improving sales team productivity and increasing brand awareness. Going forward, we also plan to selectively pursue omni-channel opportunities and international expansion initiatives that are accretive to our customer acquisition strategy and that provide consumers additional means to access our solution.

Our revenue, net was $6.6 million, $23.2 million and $32.8 million for 2017, 2018 and 2019, respectively, representing a compound annual growth rate of 122.6%, and $28.6 million for the six months ended June 30, 2020, representing a $14.1 million increase as compared to same period in 2019. We generated net losses of $24.6 million, $33.8 million and $44.5 million for 2017, 2018 and 2019, respectively, and $19.0 million and $18.3 million for the six months ended June 30, 2019 and 2020, respectively.

Our competitive strengths

We believe the following competitive strengths are essential to our mission of empowering consumers to take control of their hearing and will support our goal of penetrating the large population of individuals with untreated hearing loss:

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Highly differentiated product:    We developed the Eargo solution with the goal of creating a hearing aid that consumers want to use. We believe our hearing aids are the first and only rechargeable, completely-in-canal, FDA regulated, exempt Class I device for the treatment of hearing loss. In an industry that has historically seen minimal user-focused innovation, we put the consumer first and designed a hearing aid that addresses the major drawbacks associated with traditional hearing aids. Our hearing aids are virtually invisible, comfortable, rechargeable and affordable and provide high quality audio. The latest generations of our hearing aids, the Eargo Neo and the Eargo Neo HiFi, also offer a companion mobile app which allows for easy customization.

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Transformative consumer-centric business model:    We designed a differentiated, consumer-first business model to empower the consumer and improve the accessibility and affordability of high-quality hearing support. We currently market and sell our hearing aids directly to consumers with a personalized approach that we believe motivates them to take action and then guides them along their hearing journey. By delivering customer care similar to the traditional sales channel but more efficiently, we believe our business model addresses legacy industry challenges surrounding customer experience, convenience and cost. We also believe our consumer-first model enables us to scale our business and efficiently reach the large population of individuals with untreated hearing loss.

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Personalized customer experience and support:    We prioritize the customer experience throughout every stage of the hearing journey. Prior to their purchase, we approach our prospective customers with empowering, supportive messaging and provide them with direct access to our highly trained sales consultants who collaborate with them on how to best to address their hearing challenges. Once a customer purchases our Eargo system, our licensed hearing professionals provide convenient clinical support for as long as they own their device. We believe that this premium support is highly differentiated and contributes to our strong customer ratings, including an average NPS over 45 from June 2018 through August 2020 and an average customer rating of 4.6 out of 5 across over 2,800 reviews on our website as of June 30, 2019.

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Multi-faceted marketing expertise:    Our marketing efforts are focused on generating brand awareness and demand for our Eargo solution. In a category that has historically been associated with limited brand awareness, we have developed a sophisticated brand-building strategy focused on consumer empowerment. We have also developed a robust technology and data-driven marketing platform that utilizes business intelligence, key performance metrics, machine learning and other marketing data to reinforce our growing brand recognition and to identify demographics, behaviors and marketing channels most relevant to our target audience. As our user base grows, we expect to further develop the capabilities of our marketing platform and continue to refine our brand building and customer targeting approach.

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Robust technical, engineering and design expertise, supported by our strategic IP portfolio:    We believe we are the first and only company to successfully address the technical challenges inherent in designing and commercializing a high quality, comfortable, rechargeable, in-the-canal hearing aid. Development of our products requires a rare combination of expertise in mechanical engineering, product design, audio processing, clinical and hearing science, consumer electronics and embedded software design. Our technical capabilities and commitment to innovation have allowed us to deliver product enhancements on a rapid development timeline to support a compelling new product roadmap that we believe will continue to differentiate our position over the next several years. Since 2017, we have launched four generations of our hearing aids, with each iteration having improved audio performance, physical fit and/or comfort. As of June 30, 2020, we had 17 issued U.S. patents, 16 patents outside the United States, 5 pending U.S. patent applications and 8 pending foreign patent applications that cover key aspects of our Eargo solution and future product concepts.

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Proven management team with deep industry expertise:    Our senior management team consists of public company industry professionals with deep commercial experience and expertise across various disciplines, including audiology, medical technology, business building, consumer marketing, manufacturing, design and engineering. Since our founding, we have built a culture of innovation driven by deep passion for empowering consumers to take control of their hearing.

Overview of hearing loss

Globally, hearing loss impacted more than 465 million people in 2019. In the United States, we estimate there were approximately 43 million adults with hearing loss in 2019, making it the third most common medical condition and more prevalent than both diabetes and cancer.

As demonstrated below, hearing loss increases with age and reflects the natural and gradual progression of hearing deterioration that occurs in most people as they age. In the United States, we estimate approximately 34% of people over the age of 50 and nearly two-thirds of people over the age of 70 experienced difficulty hearing in 2019. As demographic trends shift and people live longer, we expect that the proportion of the population with hearing loss will continue to rise.

43 MILLION ADULTS WITH HEARING LOSS IN THE UNITED STATES

Hearing Loss Prevalence by Severity	Hearing Loss Prevalence by Severity and Age

Sources:

Lin, F. R., Niparko, J. K., & Ferrucci, L. (2011). Hearing Loss Prevalence in the United States. Archives of Internal Medicine, 171(20), 1851–1852.

Prevalence of Hearing Loss by Severity in the United States, Adele M. Goman, PhD, and Frank R. Lin, MD, PhD, 2016

U.S. Census International Database https://www.census.gov/data-tools/demo/idb/region.php?T=13&RT=0&A=both&Y=2020&C=US&R=

Hearing loss may be characterized as mild, moderate, severe or profound, depending on how loud sounds need to be for an individual to hear. In the United States, approximately 6% of the hearing impaired population is characterized as having severe or profound hearing loss, while the moderate and mild segments represent approximately 29% and 66% of this population, respectively.

Hearing loss can significantly impact quality of life. Hearing loss can make it more difficult to work or interact with family and friends, leading to feelings of isolation, depression and increased stress. According to a study published in the Journal of the American Medical Association, hearing loss has been linked to accelerated cognitive decline. The World Health Organization estimates that unaddressed hearing loss poses an annual global cost of approximately $750 billion. As global populations become older, we believe the burden of hearing loss will continue to rise.

Industry overview

Our market overview

We estimate that annual spend on traditional hearing aids in 2019 in the United States was more than $8 billion. Further, we estimate that only 27% of the estimated approximately 43 million adults with hearing loss owned a hearing aid in 2019. We believe these figures result from a market that historically has been constrained by an inefficient distribution channel and lack of innovation.

We estimate that in 2019, 37 million individuals over the age of 50 in the United States had mild to moderate hearing loss. Our marketing efforts are focused on a subset of this group with annual income above the national median household average. As depicted below, we estimate that this group of consumers consisted of approximately 14 million people and represented an initial target market of over $30 billion in 2019. In addition, we believe our solution is also effective for individuals with severe high frequency hearing loss, which we believe represents an incremental opportunity in the United States.

In addition, while Medicare and most commercial payers have not traditionally covered the cost of hearing aids, certain Medicare Advantage and Medicaid programs, as well as certain U.S. federal government programs, do cover the cost or a portion of the cost of hearing aids. We estimate there are approximately 12 million adults in the United States over 50 years of age with both hearing loss and access to an existing hearing aid benefit under these plans. While we have achieved only limited coverage of Eargo hearing aids by these health plans, the increase in customers with insurance coverage has been a significant driver of our growth in 2020, and we intend to pursue additional coverage in the future.

While our initial commercial focus is on targeting individuals in these demographic categories, our marketing efforts are designed to attract a broad spectrum of individuals who may be interested in the Eargo solution, and we remain focused on attracting and potentially converting all consumers who may benefit from our solution. In the future, we anticipate selectively expanding our commercial efforts to the large population of individuals with mild to severe high frequency hearing loss outside of the United States.

Traditional alternatives for the treatment of hearing loss

Traditional product landscape

Hearing loss in the United States is typically addressed by the use of FDA-regulated hearing aids. To be functional for daily use, hearing aids must be engineered with a form factor that is portable, long-lasting, comfortable and discreet. These challenges have historically been difficult to reconcile in a single device, resulting in the traditional landscape of products that reflect trade-offs between functionality, comfort, visibility and ease of use. Behind-the-ear devices represent approximately 88% of hearing aids dispensed in the

United States in 2019 but have a highly visible form factor that contributes to the stigma of hearing loss and limits their adoption. The remaining approximately 12% of hearing aids dispensed in 2019 are in-the-ear devices that are less visible but can occlude or obstruct the ear canal, causing discomfort. Generally, in-the-ear devices are also not rechargeable and require batteries that need to be replaced, making them cumbersome to use. Due in part to these limitations, hearing aids are significantly underutilized in the hearing-impaired population. In 2019, of the estimated approximately 43 million adults with hearing loss in the United States, only approximately 27% owned a hearing aid.

The table below illustrates the primary features of traditional hearing aids.

*	Represents estimated average retail costs per pair of hearing aids sold through traditional channels in the United States. Hearing aids with custom features that reduce device visibility or improve comfort can retail for significantly more than the industry average

In addition to FDA-regulated hearing aids, consumers can purchase personal sound amplification products, or PSAPs. PSAPs are primarily sound amplification devices that lack the audio quality, noise reduction and feedback cancellation technology of FDA-regulated hearing aids. While PSAPs are broadly available in consumer electronics stores and online at relatively affordable price points, the FDA does not currently recognize them as a treatment for hearing loss, instead describing PSAPs as “devices that increase environmental sounds for non-hearing impaired consumers.” The FDA Reauthorization Act of 2017, or FDARA, created a new category of over-the-counter, or OTC, hearing aids that are intended to be available without the involvement of a licensed practitioner, and it is possible that some PSAPs could become OTC hearing aids under the new framework if they satisfy applicable requirements. Despite the deadline in FDARA for the FDA to issue proposed regulations to implement the OTC hearing aid pathway by August 18, 2020, the FDA has not yet issued a notice of proposed rulemaking or indicated how it will implement this pathway.

Traditional sales and distribution channel

Hearing aids have traditionally been sold through a business-to-business model in which hearing aid manufacturers rely on a fragmented network of independent hearing clinics to sell their devices to consumers. Purchasing a hearing aid through a clinic generally requires a series of appointments with a licensed hearing professional for assessment, fitting, programming and ongoing adjustments. In 2018, there were approximately 18,800 licensed hearing professionals in the United States. We believe the separation of the manufacturer from the consumer is not necessary, adds an incremental layer of cost and has contributed to the historical lack of innovation in this market, resulting in products that fail to meet consumer needs.

Traditional consumer journey

Market research indicates that approximately six to seven years pass between the time that the average hearing aid user in the United States first acknowledges their hearing loss and when they first purchase a hearing aid. Once consumers decide to seek help, they are often referred by an ear-nose-throat physician or general practitioner to a licensed hearing care professional. The licensed hearing care professional performs a hearing test, recommends a hearing device and then performs fitting procedures which often require multiple visits.

Hearing aids are typically sold as a part of a bundled package that includes the device itself, the audiology exam and related services. Because both public and private insurance plans in the United States have historically not provided coverage for hearing aids, the consumer usually bears the full cost. Further, there is limited transparency at the consumer level, and the end-user price generally includes the overhead cost and profit margin for the hearing clinic in addition to the cost of the device and audiology services.

Following purchase, traditional hearing aids typically require programming and adjustments by the licensed hearing care professional, resulting in additional in-person follow-up visits. Throughout this lengthy process, which can take weeks or even months, the consumer is reliant on the licensed hearing care professional for education and support. Despite the high touch nature of the selling process and extensive level of customization, hearing aids are often returned due to issues related to comfort, fit, functionality and aesthetics.

Limitations of traditional alternatives for the treatment of hearing loss

We believe the limitations of traditional hearing aids and the manner in which they are sold today are the primary reasons that approximately 73% of the estimated approximately 43 million adults in the United States in 2019 with hearing loss did not own a hearing aid. These limitations include the following:

Product limitations

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Visible, aesthetically unattractive devices:    Because the behind the ear form factor generally enables the device to amplify sound without occluding the ear canal, approximately 88% of hearing aids dispensed in 2019 were visible behind-the-ear devices. While in-the-ear and in-the-canal devices are designed to be less obvious, the device is still noticeable. We believe that a significant portion of individuals with hearing loss find the idea of wearing visible hearing aids stigmatizing. According to the Northstar Survey, which we commissioned and which is described under the heading “Market and industry data,” in September 2019 nearly 70% of U.S. adults over 45 viewed invisibility as extremely or very important.

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Occlusion causing discomfort for the wearer:    Devices located in the ear canal can address the challenge of visibility; however, they either fully or partially block the ear canal. This occlusion causes physical discomfort and poor sound quality for the wearer. The Northstar Survey indicated that over 90% of existing and prospective hearing aid users view comfort and sound quality as extremely or very important. We believe that this helps explain why only approximately 12% of hearing aids dispensed in 2019 were in-the-ear or completely-in-canal devices.

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Battery changing hassle:    The majority of commercial hearing aids, including all in-the-canal devices, require users to regularly replace batteries. Traditional hearing aids can be frustrating to use, with tiny batteries and battery doors, screws and buttons that are difficult to manipulate, especially for older individuals. According the Northstar Survey, over 80% of individuals who have recently experienced hearing difficulty cited the ability to recharge a hearing aid as extremely or very important.

Channel limitations

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Disempowering consumer experience:    We believe the traditional industry business model does not lend itself to consumer awareness, and that consumers may feel like patients with limited autonomy in the process, as opposed to empowered consumers making a purchasing decision. Hearing clinics exercise a fair degree of influence over product availability, such that consumers may not be presented with a full range of product choices or be informed about the benefits and drawbacks of each product. In fact, most of hearing aid users do not know the brand name of their device.

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Inconvenient, cumbersome process:    The traditional business-to-business channel has faced limited competition and disruption, and there has been little investment in the consumer experience. The entire process from obtaining a hearing aid through programming and adjustments is lengthy and can take multiple weeks and up to several months of in-person hearing clinic visits. This process is cumbersome and ultimately results in limited consumer satisfaction.

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High cost:    The cost of traditional hearing aids reflects the multi-layer distribution channel through which they are sold. The consumer price includes the cost of the device itself and a profit margin for the manufacturer as well as the overhead cost and profit margin for the hearing clinic. The average retail cost of a pair of hearing aids sold through traditional channels in the United States is estimated to be $4,600, making them approximately twice the average price of our hearing aids. Further, hearing aids with custom features that reduce device visibility or improve comfort can retail for significantly more than the industry average. In addition, approximately 87% of the Northstar Survey respondents in September 2019 indicated that price was extremely or very important.

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COVID-19 barriers:     We believe the recent emergence of COVID-19 has made the process of obtaining a hearing aid through traditional channels more cumbersome given the additional precautions hearing clinics and consumers have taken as a result of COVID-19, as well as shelter-in-place and other government mandates. The number of hearing aid units sold through traditional channels in the United States decreased approximately 59% year-over-year during the second quarter of 2020, according to statistics generated by Hearing Industries Association. According to a survey conducted by The Hearing Review in May 2020, while approximately 75% of audiology clinics in the United States and Canada were accepting patient visits as of May 2020, most were experiencing significant revenue declines compared to pre-COVID-19 levels. Despite this, the survey found that only 8% of clinics planned to use telecare methods to acquire new patients.

The Eargo solution

We are passionate about helping people hear better. Our mission is to change the way the world thinks about hearing loss.

Since our inception, our founding principle has been to dramatically improve the consumer experience at every step of the hearing care journey. Our products, customer support and marketing messaging are a direct result of that passion. We believe our model can shift the paradigm in the treatment of hearing loss for the ultimate benefit of consumers.

Our products

Our Eargo hearing aids combine proprietary technology, engineering know-how and design expertise to offer high-quality performance in an in-the-canal form factor that makes them virtually invisible. Our in-the-canal devices feature high quality audio, are designed to provide up to 16 hours of battery life and have proprietary Flexi Fibers or Flexi Palms, which are designed to enable the unit to comfortably “float” in the ear canal allowing air and sound to pass freely around them. Eargo hearing aids are designed for ease of use and maintenance and to fit a majority of the population, and are rechargeable. In addition, Eargo hearing aids are highly customizable, allowing our users to cycle through four different sound profiles, which include different features such as amplification and noise levels while on-the-go to accommodate different ambient noise environments. We currently offer three versions of our hearing aids, the Eargo Max, the Eargo Neo and the Eargo Neo HiFi, at three different price points to provide customers with choices on cost and functionality. Our hearing aids also come with a portable charging case, and the Eargo Neo and Eargo Neo HiFi offer connectivity via a Bluetooth-enabled charging case and the Eargo mobile app.

Eargo Neo HiFi Hearing Aids with Charging Case	Eargo Neo HiFi Hearing Aid in Ear

Close up of Eargo Neo HiFi Hearing Aid

Our business model and consumer journey

We employ a differentiated, consumer-first business model to empower the consumer and improve the accessibility and affordability of high-quality hearing aids. We currently market and sell our hearing aids directly to consumers with a personalized approach that we believe helps motivate them to take action and then guides them along their hearing journey.

We engage consumers through a mix of digital and traditional marketing that is designed to appeal to prospective customers on a personal level and build our brand. Our data-driven approach to reaching consumers has allowed us to identify and target key demographics and purchasing behaviors of our most relevant audience, and we constantly refine our approach to most efficiently reach this audience. Our empowering messaging and sophisticated marketing strategy have helped contribute to over 42,000 hearing aids sold, net of returns, as of June 30, 2020.

In addition to providing information about our products, we encourage prospective customers to learn about their hearing condition and provide free educational resources to help them make informed decisions. While a hearing test is not necessary to purchase an Eargo hearing aid, we offer an online, do-it-yourself hearing test for prospective customers who are interested in an assessment. We believe this is an empowering experiential journey for the consumer as they are able to learn at their own pace and comfort.

Once a potential customer has expressed interest in our Eargo solution, by completing a form or otherwise contacting us, one of our sales consultants will contact them directly. Our sales consultants are highly trained inside salespeople who collaborate with the consumer on how best to address their hearing loss challenges and determine whether the Eargo hearing solution is appropriate for them.

Customers are able to complete their purchase over the phone with their sales consultant or directly on our website, without the need to navigate multiple visits to the hearing clinic for tests and fittings. Importantly, potential customers are not required to have a hearing test to order the Eargo hearing solution, which simplifies the purchasing experience and improves the accessibility of hearing aids relative to the traditional hearing clinic channel. In addition, Eargo provides insurance claims processing for consumers, eliminating in most cases the need for consumers to interface with their insurance providers. Further, we offer a 45-day trial period.

We offer three products, the Eargo Max, Eargo Neo and the Eargo Neo HiFi, which range in price from $1,850 to $2,950, and we provide consumers with the option to pay the full cost up-front or enroll in a convenient, third-party monthly financing program that makes our products even more accessible. The Eargo hearing solution is then shipped and arrives in less than three business days on average.

Once a customer makes their purchase they are assigned to one of our licensed hearing professionals, who provides complimentary, convenient clinical support by phone, chat or email. All of our hearing professionals are licensed by recognized third parties. Once a customer receives their Eargo hearing solution, their licensed hearing professional will schedule a welcome call to ensure the proper use of the Eargo solution. In the first half of 2020, more than 82% of our customers completed a welcome call with one of our licensed hearing professionals. Our licensed hearing professionals and customer care team are also available to provide unlimited support for as long as the customer owns the device. We also provide short, online training videos and additional resources that customers can access online. The combination of these services allows us to deliver clinical support in an efficient and streamlined manner without the burden of in-clinic visits.

Key advantages of our solution

We believe the Eargo hearing solution offers the following advantages relative to traditional hearing aids:

Product advantages

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Virtually invisible:    Unlike the majority of hearing aids which sit behind-the-ear, the Eargo hearing solution fits completely in-the-canal and is virtually invisible, allowing our customers to avoid the stigma that is associated with visible hearing aids.

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Comfort and performance:    Our proprietary Flexi Fibers and Flexi Palms allow Eargo hearing aids to be suspended in the ear canal and provide a comfortable “open fit” that does not fully block or occlude the ear canal while still providing high quality audio.

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Rechargeable:    Our hearing aids are rechargeable, offering up to 16 hours of battery life and eliminating the need for battery replacement. Our Eargo hearing solution comes with a discreet, portable charger case that provides up to seven days’ worth of charge and easily fits into a purse or pocket so customers can charge on-the-go. It takes approximately two hours to recharge the charger case. The charger case recharges the hearing aids to approximately two hours of use time in 30 minutes and fully recharges the hearing aids in approximately six hours.

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Ease of use:    Our Eargo system features an intuitive design that is similar in quality to many high-end consumer electronics and allows users to cycle through four different sound profiles, which include different features such as amplification and noise reduction levels while on-the-go to accommodate different ambient noise environments. Our Eargo Neo and Eargo Neo HiFi also offer customers a companion mobile app that pairs with their device and helps them easily personalize their Eargo hearing aids to fit their needs.

Channel advantages

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Empowering consumer-centric experience:    We have developed an empowering consumer-centric experience that encourages consumers to take action and then guides them along their hearing journey. Additionally, we have built a data set and sophisticated marketing infrastructure to deliver our message in a highly targeted manner utilizing digital and traditional marketing channels. We empower consumers by offering free online education, convenient consultation, the ability to easily purchase the Eargo system and fast delivery.

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Accessible:    With our innovative go-to-market model, we eliminate the need for cumbersome visits to the hearing clinic which inconvenience and may disempower the consumer. We offer all of our customers convenient access to a highly trained clinical support team consisting of licensed hearing professionals. With the Eargo Neo and Eargo Neo HiFi, our clinical support specialists are able to wirelessly personalize Eargo settings for our customers.

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Affordable:    Our vertically integrated, consumer-first model allows us to eliminate a layer of cost and offer our high-quality products at prices that are approximately half the average cost of a pair of hearing aids purchased through traditional channels in the United States.

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Decreased COVID-19 exposure:    Without the need to physically visit a clinic, we believe our model can help Eargo customers reduce their risk of contracting COVID-19 when acquiring an Eargo hearing aid. In contrast to the recent volume declines in the traditional channel, our second quarter gross systems shipped increased 82% year-over-year. We believe the pandemic has accelerated the pace of consumer awareness of our vertically integrated telecare model, and we are further investing in our business to build this leadership position.

We designed the Eargo solution to provide significant advantages relative to traditional solutions for hearing loss and believe that the high level of customer satisfaction that we have achieved demonstrates our strong value proposition.

Growth drivers

We believe we are transforming the hearing aid market and are working to establish the Eargo solution as the preferred approach to the treatment of hearing loss. We seek to achieve this goal by converting existing hearing aid users to the Eargo solution and attracting consumers who have historically chosen not to wear hearing aids. Our growth strategies include:

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Accelerate consumer adoption:    We operate in a large, underpenetrated market. We have sold, net of returns, over 42,000 Eargo hearing aids as of June 30, 2020, which reflects less than 1% penetration of our estimated addressable market opportunity in the United States. We plan to grow our base of customers by efficiently investing in marketing targeted at the approximately 14 million people in the United States over the age of 50 with mild to moderate hearing loss who have annual household income above the national median in 2019. Our commercial strategy is focused on driving customers to our website by optimizing our mix of digital and traditional media, and increasing our customer conversion.

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Optimize customer mix:    Beginning in the fourth quarter of 2019, we began targeting a more diverse mix of consumers, including those with hearing aid health insurance benefits and repeat customers. We believe consumers with hearing aid insurance benefits typically convert at higher rates and return their devices at lower rates, due in part to having reduced or, in some cases, no out of pocket cost for an Eargo hearing aid. We believe repeat customers also have an attractive conversion and return profile due to their high satisfaction with Eargo. This more optimized mix of customers across cash pay, insurance and repeat categories has resulted in a lower overall customer acquisition cost. We believe this strategy has the potential to further improve the efficiency of our sales and marketing spend.

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Improve sales team productivity:    Our sales consultants leverage the powerful lead generation capabilities of our digital marketing platform, enabling them to be substantially more productive than traditional hearing care professionals working at hearing clinics. As demand accelerates, we believe we have an opportunity to further increase the productivity of our sales organization. To do so, we are leveraging data-driven insights to iterate our sales tactics and create incentive programs and promotional offers, each with the goal of increasing inbound lead conversions. We also see an opportunity to nurture long-term relationships with our customers to drive repeat purchases and increase their lifetime value.

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Introduce new, innovative products:    Since 2017, we have launched four generations of our hearing aids, each adding significant performance and technical enhancements. We are focused on continuing to launch new versions of the Eargo hearing solution that further improve audio quality, amplification, fit, comfort and ease-of-use. According to market data, a substantial portion of traditional hearing aid purchases are by repeat customers. As of June 30, 2020, over 9,000 of our hearing aids systems sold, net of returns, were either Plus or Max systems that are over two years old. We began actively advertising to these customers for repeat purchases, which has contributed to our growth in gross systems shipped and revenues in 2020. We believe our product roadmap will drive adoption by new customers and encourage repeat purchases by existing customers.

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Increase brand awareness:    The Northstar Survey indicated that our aided brand awareness among adults between the ages of 55 and 64 has grown to 10% as of September 2019. We see a significant opportunity to further increase awareness through our personalized and empowering messaging and by optimizing our media mix and data-driven insights. For example, we have only recently begun national and direct television advertising, which we believe over time will further elevate our national brand awareness and reduce lead generation and sales costs. We also believe our strong customer satisfaction will help accelerate organic referrals and drive continued growth.

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Selectively pursue omni-channel opportunities:    We believe there are numerous omni-channel opportunities that could provide access to additional channels and accelerate our customer acquisition growth. Some of these include partnering with retailers, pharmacies, payors and other consumer oriented healthcare companies with similar customer demographics.

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Expand internationally:    We believe the Eargo solution offers a compelling value proposition for consumers with hearing loss worldwide. In the future, we anticipate selectively expanding our commercial efforts to the large population of individuals with mild to severe high frequency hearing loss outside of the United States.

Our commercial strategy

We designed a differentiated, consumer-first business model to empower the consumer and improve the accessibility and affordability of high-quality hearing aids. We currently market and sell our hearing aids directly to consumers with a personalized approach that we believe motivates them to take action and then guides them along their hearing journey.

Brand awareness and demand generation

Our consumer-first marketing efforts are focused on generating brand awareness and demand for the Eargo solution. We are working to further establish Eargo as a recognizable brand name in an industry traditionally characterized by large manufacturers generally lacking brand recognition. We believe we can achieve this by running empowering advertisements that are designed to appeal to prospective customers on a personal level. We seek to raise interest levels in potential customers who have not been motivated by the uninspiring messaging in the traditional channel and attract interested consumers who have not yet purchased a hearing aid due to the limitations of the traditional channel. We then nurture these potential customer relationships with educational marketing campaigns that are intended to develop comfort and familiarity with our brand.

We also acquire customers that are interested in hearing aids through marketing channels such as paid search, social media and native advertising and draw them to our website with landing pages where they can learn more about us, submit their contact information for phone-based follow-up or purchase immediately.

Sales and customer service process and infrastructure

Our differentiated marketing and messaging is supported by a high touch, efficient team of professionals that guides the consumer through the journey of addressing their hearing loss with a personalized and consultative approach. We frequently review feedback and data our consumers provide to work to improve the customer experience.

Consultative inside sales force

We have an efficient, effective, centralized, sales force consisting of 44 sales consultants as of June 30, 2020. Our sales consultants act as advisors and work with the customer to understand their needs. We sell our hearing solution directly through our online store and through phone conversations with our sales consultants, which enables them to work with substantially more customers than traditional hearing care professionals in a clinic setting.

Convenient professional support for as long as the customer owns the device

Once a customer makes their purchase, they are assigned to one of our licensed hearing professionals who provides convenient clinical support by phone, online chat or email for the life of the product. Our licensed hearing professionals include audiologists with degrees in audiology and speech-language science, professionals with board certifications in hearing aid science and other professionals licensed for the treatment of hearing loss. After a customer receives their Eargo hearing aids, their licensed hearing professional will initiate a welcome call to help ensure the proper use of the Eargo hearing aids. Our licensed hearing professionals and customer care team are also available to provide unlimited support for as long as the customer owns the device. We also provide short, online training videos and additional online resources that customers can access.

We believe this consultative approach and ongoing support is key to developing strong customer relationships, increasing brand affinity and improving the lifetime value of customers. As of June 30, 2020, we employed 27 licensed hearing professionals.

Technical capabilities

In designing the Eargo hearing solution, we set out to offer a differentiated product with a compelling value proposition to the consumer centered on the ability to offer high quality audio performance in a virtually invisible and comfortable form factor, which poses significant engineering challenges.

To address these challenges, we have established proprietary capabilities in the critical aspects of hearing aid design. We believe our distinct combination of engineering and design know-how coupled with intellectual property protection in certain key areas, enables us to offer an attractive, virtually invisible hearing aid while maintaining high quality audio performance.

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Multi-channel compression in miniaturized form factor:    High-fidelity multichannel compression is critical to hearing aid performance. A high-fidelity multichannel compression system dynamically amplifies the distinct acoustics of everyday life in a differentiated manner based on the frequency of the incoming sound. This ensures that the hearing aid offers comfortable and appropriate hearing support for the full range of everyday activities and sounds. While many hearing aid manufacturers have achieved this in behind-the-ear devices, to achieve this objective on a miniaturized platform that provides up to 16 hours of battery life requires ultra-low power integrated circuits and knowledge of assembly language programming on integrated circuits, which is becoming a rare skillset.

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Acoustic feedback cancellation:    One of the primary challenges in audio signal processing for hearing aids that are located in the ear canal is acoustic feedback due to the close proximity of the microphone and the receiver. To address this, we have incorporated an adaptive feedback cancellation, or FBC, system. The most important figure to compare FBC systems is added stable gain, which reflects the increase in amplification gain that is afforded by the FBC system without added feedback or degraded sound quality. Our added stable gain of 24 dB compares to an added stable gain of approximately 20 decibels for an “open-fit” receiver-in-canal hearing aid.

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Open canal design eliminating full occlusion:    Our virtually invisible form factor requires the close collaboration of clinicians and engineers to achieve acoustic performance while limiting canal occlusion and maintaining ear health. Our proprietary and patented Flexi Fibers and Flexi Palms are a soft, medical-grade silicone web that allows our hearing aids to be suspended in the ear canal allowing for an “open fit” that offers high quality sound and comfort while staying firmly in place. Our engineers and clinicians play a critical role in improving the fit, migration, comfort and occlusion with each design iteration.

We believe that the combination of technical capabilities and our innovative data driven approach to consumer-first marketing are a distinct competitive advantage for us in penetrating our target market.

Our products

We developed the Eargo solution to create a hearing aid that consumers actually want to use. We believe our hearing aids are the first and only rechargeable, completely-in-canal, FDA regulated, exempt Class I device for the treatment of hearing loss. We currently offer three versions of our Eargo solution, the Eargo Max, the Eargo Neo and the Eargo Neo HiFi, at three different price points to provide customers with choices on cost and functionality.

Our Eargo products consist of the following: Eargo hearing aids, our proprietary Flexi Fibers or Flexi Palms depending on the hearing aid, our portable charger case and, with the Eargo Neo and Eargo Neo HiFi, tech-enabled through the Eargo mobile app.

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Eargo hearing aids:    Our hearing aids combine advanced technology, engineering and design to offer high-quality performance in an in-the-canal form factor that makes them virtually invisible. We have ultra-low-power integrated circuitry and advanced audio processing algorithms which enable high-quality audio, while preserving up to 16 hours of battery life. Our hearing aids are highly customizable, allowing our users to cycle through four different sound profiles, low to high amplification, while on the go to accommodate different ambient noise environments.

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Proprietary Flexi Fibers and Flexi Palms:    Our proprietary Flexi Fibers and Flexi Palms, which are included as part of our hearing aids and can also be purchased separately, allow our hearing aids to be suspended in the ear canal providing an “open fit” that offers high quality sound and comfort while staying firmly in place. Our Flexi Fibers and Flexi Palms are made of a soft, medical-grade silicone and are designed to flex for comfortable, full day wear. Flexi Fibers and Flexi Palms are removable, allowing for simple cleaning, and we offer several sizes with each shipment to accommodate individuals with different size ear canals.

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Portable charger case:    Each set of Eargo hearing aids comes with a discreet, portable charger case that provides up to seven days’ worth of charge and easily fits into a purse or pocket. It takes approximately two hours to recharge the charger case and only approximately 30 minutes for the hearing aids to recharge within the case while on-the-go to provide up to two hours of additional use. Our charger case is designed to be discreet, while also protecting the hearing aids and maximizing airflow so that they dry while charging.

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Eargo mobile app:    Our Eargo Neo and Eargo Neo HiFi offer a companion mobile app that allows customers to control their device and personalize their sound profiles. When paired with the charging case, customers can also wirelessly receive personalized sound settings based on their usage and preferences directly from our licensed hearing professionals.

Comparative electroacoustic benchmarking tests

In October 2019, we conducted a series of comparative electroacoustic benchmarking tests, or the Bench Study, to compare our Eargo Neo hearing aid with hearing aids from three major manufacturers: the Starkey Livio AI 2400, the Phonak Audeo Marvel M90, and the Resound Linx Quattro 5, all behind-the-ear style hearing aids with receiver-in-the-canal.

The goal of the Bench Study was to conduct electroacoustic benchmarking tests to determine whether the hearing aids tested were able to amplify sounds appropriately to improve speech audibility while maintaining adequate sound quality.

Our results indicated that both our Eargo Neo hearing aid and the other hearing aids we tested met or exceeded the identified benchmarks for sound quality and amplification to improve speech audibility. We believe the results of the Bench Study are useful to investors because they provide information regarding the comparability of our Eargo Neo hearing aid to the other hearing aids tested with respect to the identified benchmarks.

Summary of Bench Study design

We designed the Bench Study to use industry standard tests developed by the American National Standards Institute, or ANSI, the American organization that manages the voluntary standards system for electroacoustic tests.

In addition, we evaluated the ability of each hearing aid in the Bench Study to make speech more understandable using another industry standard test called the Speech Intelligibility Index, or SII.

The measurements were performed by two of our employees who are licensed audiologists using two different hearing aid test systems. One model of each device was utilized for testing. The results were then compared for discrepancies. If there were no major discrepancies, the better result of the two measures was used. If major discrepancies between the results existed, we performed both measures again. We defined a major discrepancy as the device meeting the identified standards in one test system but failing to meet the identified standards on the other system.

Coupling using a 2cc coupler and placement of devices was used in accordance with ANSI S3.22-2009 specifications. Measurements were then taken with devices at either full-on-gain (FOG) or reference-test-setting (RTS) in accordance to ANSI standards.

In order to determine what qualified as a good result, we reviewed recent research and used what we believe to be the most cited standards in the hearing aid industry as our benchmarks:

•	Frequency range: The frequency range should include 250 to 6000 Hz to cover the complete range of speech. Covering this large range of frequencies is important to appropriately amplify speech sounds.

•

Speech Intelligibility Index:    The device should provide appropriate amplification for a specific hearing loss, as determined by the Audioscan Verifit test system. We chose a typical moderate hearing loss for this test.

•	Total harmonic distortion: The distortion level should be below 3% for all frequencies tested in order to amplify sound and speech with acceptable accuracy.

•	Equivalent input noise: The level of noise should be below 28 dB sound press level, or SPL. A low noise level means that the hearing aid can provide an acceptably clean sound to the listener.

Results

Frequency range

All devices tested met the acceptable frequency range, amplifying frequencies in a range of at least 250Hz to 6,000Hz as demonstrated in Graph 1 below.

Speech Intelligibility Index

All devices tested had an acceptable SII, as demonstrated in Graph 2 below. Each bar in the graph represents the SII score for each input level, and the horizontal lines represent the minimum scores required adequate speech intelligibility. All tested devices met or exceeded the minimum requirement.

Total harmonic distortion

All devices tested had a low level of total harmonic distortion, with each reporting less than 3% as demonstrated in Graph 3 below.

Equivalent input noise

Equivalent input noise levels were good, with each device reporting less than 28 dB SPL, as demonstrated in Graph 4 below.

Graph 1. Frequency range results	Graph 2. Speech Intelligibility Index results

Graph 3. Total Harmonic Distortion results	Graph 4. Equivalent Input noise results

Product roadmap

We are continuously innovating and have released four new generations of our Eargo solution since 2017. Our current iteration of the Eargo hearing solution, Neo HiFi, provides improved Flexi Palms and improved capabilities across audio fidelity and bandwidth. We launched Neo HiFi in January 2020 and anticipate launching our next generation hearing aid in the first half of 2021.

We anticipate that future generations of our solution will offer further improved fit and acoustic output with the capability for in-situ hearing assessment and adjustment through connected hearing aids. We expect that future generations of our solution will also include increased water resistance and have refurbishment capability. We believe this will advance the ability of our licensed hearing professionals to personalize our customers’ hearing solutions. Our development priorities are also focused on adding a refurbishment capability, which would benefit our gross margin.

Research and development

We are committed to ongoing research and development. As of June 30, 2020, our research and development organization included 53 individuals with expertise in mechanical engineering, product design, audio processing, clinical and hearing science, consumer electronics and embedded software design. Our technical capabilities and commitment to innovation have allowed us to deliver significant product enhancements on a rapid development timeline, which we believe has helped us to support a compelling new product roadmap.

Our current research and development efforts are focused on developing future generations of our Eargo solution with increased functionality and audio output, improved in-ear fit, reduced cost of goods, better connectivity and enhanced machine learning.

Manufacturing

Our hearing aids are currently assembled by Hana, a contract manufacturer which is based in Thailand. We have a manufacturing services agreement with Hana for the assembly and supply of our hearing aids, pursuant to which we make purchases on a purchase order basis. The manufacturing services agreement was effective beginning on May 5, 2017 with an initial term of 12 months that automatically renews for additional 12 month periods. The automatic renewals are subject to our right to terminate the agreement without cause by providing 120 days’ advance written notice, or Hana’s right to terminate the agreement without cause by providing at least 12 months’ advance written notice.

We have entered into a manufacturing services agreement with a second manufacturer, Pegatron Corporation, or Pegatron, which is based in Taiwan, for the manufacture of our next generation hearing aid, pursuant to which we make purchases on a purchase order basis. The manufacturing services agreement was effective beginning on August 21, 2018 with an initial term of three years that automatically renews for additional one-year periods. The automatic renewals are subject to either party’s right to terminate the agreement without cause by providing 30 days’ advance written notice. Either party may terminate the agreement if the other party materially breaches the agreement and fails to cure the breach within 30 days after notice of such breach from the terminating party.

We rely on several third-party suppliers for the components used in our hearing aids, including the batteries, integrated circuits, microphones and receivers.

We believe that third-party facilities will be adequate to meet our current and anticipated manufacturing needs. We do not currently plan to manufacture our hearing aids or any related components ourselves.

Manufacturing facilities that produce medical devices or their component parts intended for distribution world-wide are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, any products we sell are required to be in manufactured in compliance with the FDA’s Quality System Regulation, which covers the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products.

The distribution of our hearing aids is handled directly through DCL Logistics, a third party logistics provider. Our finished hearing aids are shipped from Hana in Thailand to DCL Logistics in Louisville, Kentucky and are distributed from there to customers.

Competition

We compete in the hearing aid market against manufacturers, clinics and retailers of hearing aids, other direct-to-consumer providers of hearing aids and to a lesser extent, providers of PSAPs. We believe that the primary competitive factors in the market are:

•	product quality and performance, including but not limited to, the size, sound quality, comfort, whether the batteries are rechargeable, reliability and connectivity of the hearing aid;

•	customer purchasing experience;

•	visibility of hearing aid;

•	pricing;

•	product support and service;

•	effective marketing and education;

•	technological innovation, product enhancements and speed of innovation; and

•	sales and distribution capabilities.

After a period of industry consolidation, five manufacturers control a vast majority of the hearing aid industry today. These manufacturers include GN Store Nord, Sonova, Starkey, William Demant and WS Audiology, all of which have established products and substantially greater financial, sales and marketing, manufacturing and development resources than we possess. In addition to these manufacturers, we also compete against hearing clinics and retailers, such as Costco. Costco sells its Kirkland Signature label behind-the-ear hearing aids in store and also sells behind-the-ear, in-the-ear and in-the-canal hearing aids under the Philips, Phonak, ReSound and Rexton brands, each at various price points. We also compete against other direct-to-consumer hearing aid providers such as Audicus and Lively, which, similar to our business model, allow consumers to purchase hearing aids without visiting a clinic and provide remote support for their products.

Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Considering the resources and advantages that our competitors maintain, even if our technology and consumer-first distribution strategy is more effective than the technology and distribution strategy of our competitors, current or potential customers might accept competitor products in lieu of purchasing our products. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and distribution strategies and as new companies enter the market with new technologies and distribution strategies. We may not be able to compete effectively against these organizations. Our ability to compete successfully and to increase our market share is dependent upon our approach to addressing unmet needs in the hearing aid industry. Increased competition in the future could adversely affect our revenue, revenue growth rate, if any, margins and market share.

Government regulation

Our products and operations are subject to extensive and rigorous regulation by the FDA and other federal, state and local authorities, as well as foreign regulatory authorities. The FDA regulates, among other things, the research, development, testing, design, manufacturing, approval, labeling, storage, recordkeeping, advertising, promotion and marketing, distribution, post approval monitoring and reporting and import and export of medical devices in the United States to assure the safety and effectiveness of medical products for their intended use. The Federal Trade Commission also regulates the advertising of our products in the United States. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training and other practices to government scrutiny.

Regulation by the FDA

The FDA classifies hearing aids, including in-the-canal hearing aids such as our products, as medical devices. In the United States, the Federal Food, Drug, and Cosmetic Act, or the FDCA, as well as FDA regulations and other federal and state statutes and regulations, govern, among other things, medical device design and development, preclinical and clinical testing, device safety, premarket clearance and approval, establishment registration and device listing, manufacturing, labeling, storage, record-keeping, advertising and promotion, sales and distribution, export and import, recalls and field safety corrective actions, and post-market surveillance, including complaint handling and medical device reporting of adverse events. Failure to comply with applicable requirements may subject a company to a variety of administrative or judicial sanctions, such as warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. The FDA can also refuse to approve or clear pending product applications.

The FDA classifies medical devices into three classes (Class I, II or III) based on the degree of risk associated with a device and the level of regulatory control deemed necessary to ensure its safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the FDA’s current good manufacturing practices for devices, as reflected in the Quality System Regulation, or QSR, establishment registration and device listing, reporting of adverse events, and truthful, non-misleading labeling, advertising and promotional materials. Some Class I devices also require premarket clearance by the FDA through the premarket notification process set forth in Section 510(k) of the FDCA. Class II devices are subject to the FDA’s general controls and any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device, such as performance standards, product-specific guidance documents, special labeling requirements, patient registries and/or post-market surveillance. Most Class II devices must also comply with the FDA’s Section 510(k) premarket notification requirements. Class III devices are those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. Due to the level of risk associated with Class III devices, general and special controls alone are insufficient to assure their safety and effectiveness. Devices placed in Class III generally require the submission of a premarket approval, or PMA, application demonstrating the safety and effectiveness of the device, which must be approved by the FDA prior to marketing, or the receipt of a 510(k) de novo classification, which provides for the reclassification of the device into Class I or II. The PMA approval process is more stringent, time-consuming and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive.

We currently market our products pursuant to the FDA regulatory framework for air-conduction hearing aids, which are classified as Class I devices exempt from premarket review procedures. While applicable FDA regulations establish certain “conditions for sale” of all hearing aids, including that prospective hearing aid users must have a medical evaluation by a licensed physician within the six months prior to the hearing aid dispensation, the FDA has stated that it does not intend to enforce these medical evaluation requirements prior to the dispensing of Class I air-conduction and Class II wireless air-conduction hearing aids to individuals 18 years of age and older. Accordingly, while we are required to comply with other FDA requirements, our products are currently not reviewed by the FDA.

The FDA Reauthorization Act of 2017, or FDARA, created a new category of over-the-counter, or OTC, hearing aids that are intended to be available through in-person transactions, by mail or online without the involvement of a licensed practitioner. Under the statute, the FDA must issue regulations to implement the new framework. As part of its rulemaking process, the FDA is required to evaluate whether OTC hearing aids should be subject to Section 510(k) premarket review and clearance, and it is unclear whether the FDA will subject OTC hearing aids to this requirement or other more onerous requirements. Despite the deadline in FDARA for the FDA to issue proposed regulations by August 18, 2020, the FDA has not yet issued a notice of proposed rulemaking or indicated how it will implement the new OTC hearing aid pathway. In addition, in May 2018, the FDA granted a de novo classification request from Bose for a direct-to-consumer “self-fitting air-conduction hearing aid,” which is classified in Class II and subject to 510(k) premarket review.

We market the Eargo system devices as Class I exempt air-conduction hearing aids under existing regulations and are not dependent on the FDA’s issuance of OTC hearing aid regulations for the marketing of our products. We also do not consider our devices to be “self-fitting” hearing aids similar to the newly cleared Bose device. Accordingly, while we expect our products to continue to be regulated as Class I exempt devices, our products could in the future be deemed to fall under the definition of a “self-fitting air-conduction hearing aid” or an OTC hearing aid, in which case we could be required to seek 510(k) clearance for our products or otherwise comply with additional regulatory requirements associated with these new pathways.

510(k) clearance

If not exempted from the FDA’s 510(k) notification requirement, to obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a legally marketed device, commonly known as the “predicate device.” A legally marketed predicate device may include a device that was legally marketed in the United States prior to May 28, 1976 for which a PMA is not required (commonly known as a “pre-amendments device” based on the date the Medical Device Amendments of 1976 were enacted), a device which the FDA has reclassified from Class III to Class II or I, or a device which has been found substantially equivalent to such a device through the 510(k) process. A device is considered to be substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics, or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety and effectiveness and is at least as safe and effective as the predicate device. A showing of substantial equivalence may sometimes, but not always, require clinical data. Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. Once a 510(k) submission is accepted for review, the FDA has 90 days to review and issue a determination. As a practical matter, clearance often takes longer. The FDA may request additional information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. The review period is suspended during the time the additional information request is pending. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials or method of manufacture, or that would constitute a new or major change in intended use, may require a new 510(k) clearance or PMA approval and payment of an additional FDA user fee. The determination as to whether or not a modification constitutes such a change is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until new 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Clinical trials

Clinical trials are sometimes required for 510(k) clearance. Such trials generally require submission of an investigational device exemption, or IDE, application to the FDA for a specified number of patients and study sites, unless the product is deemed to be a non-significant risk device which may be subject to more abbreviated IDE requirements. If an IDE is required, the FDA and the appropriate institutional review boards, or IRBs, at the clinical sites must approve the study before clinical trials may begin. Clinical trials are subject to extensive monitoring, record keeping and reporting requirements. Clinical trials must be conducted under the oversight of IRBs for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices, or GCPs, which include the requirement that all research subjects provide their informed consent for participation in each clinical study. The clinical trial sponsor, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or may otherwise not be sufficient to obtain FDA clearance to market the product.

Labeling and sale

All hearing aids commercially distributed in the United States must comply with specific FDA labeling requirements. These requirements address the labeling of the device itself as well as the User Instructional Brochure that must be provided to all potential hearing aid recipients. Hearing aids must be clearly and permanently marked with, among other things, the name of the device manufacturer, the model name or number, and the year of manufacture. In addition, the User Instructional Brochure must contain, among other things, specific instructions for the use of, maintenance and care of, and replacement or recharging of the batteries of the hearing instrument, information regarding known side effects that may warrant a physician consultation, a warning statement specified in FDA regulations, and technical data useful in selecting and fitting a hearing instrument and checking its performance.

In addition, FDA regulations require that the marketing of hearing aids comply with certain “conditions for sale,” including, among other things, the requirement that prospective hearing aid users must undergo a medical evaluation (or provide a signed waiver) before a hearing aid may be dispensed, along with certain recordkeeping requirements. In 2016, the FDA issued a guidance document stating that it did not intend to enforce the medical evaluation or recordkeeping requirements prior to the dispensing of Class I air-conduction and Class II wireless air-conduction hearing aids to individuals 18 years of age and older. In addition, under FDARA, hearing aids that qualify for the future OTC pathway must be exempt from certain labeling requirements and condition of sale requirements otherwise applicable to hearing aids.

Quality System Regulation

The hearing aids that we commercially distribute in the United States are subject to pervasive and continuing regulation by the FDA and certain state agencies. This includes product listing and establishment registration requirements, which facilitate FDA inspections and other regulatory actions. We are required to adhere to applicable current good manufacturing practice, or cGMP, requirements, as set forth in the QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process. We are also required to verify that our suppliers maintain facilities, procedures and operations that comply with applicable quality and regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of contractors. FDA regulations also require investigation and correction of any deviations from the QSR and impose reporting and documentation requirements upon us and our third-party manufacturers. Noncompliance with these regulations can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, FDA refusal to grant 510(k) clearance or PMA approval to new devices, withdrawal of existing clearances or approvals, and criminal prosecution.

Post-market surveillance

We must also comply with post-market surveillance regulations, including medical device reporting, or MDR, requirements which require that we review and report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, and any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur. We must also comply with medical device correction and removal reporting regulations, which require manufacturers to report to the FDA corrections and removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. Although we may undertake recall actions voluntarily, we must submit detailed information on any recall action to the FDA, and the FDA can order a medical device recall in certain circumstances.

In addition to post-market quality and safety actions, labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the U.S. Federal Trade Commission, or FTC. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations, can result in enforcement action by the FDA which can include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refund, recall, administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	FDA refusals or delays on requests for 510(k) clearance or PMA approval of new or modified products;

•	withdrawal of 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for products; or

•	civil penalties or criminal prosecution.

Other healthcare laws and regulations

The healthcare industry is also subject to federal and state fraud and abuse laws, including anti-kickback, self-referral, false claims and physician payment transparency laws, as well as patient data privacy and security and consumer protection and unfair competition laws and regulations. Our operations are also subject to certain state and local hearing care laws, including those applicable to the licensure and registration of audiologists and other individuals that dispense hearing aids, sales and marketing practices, interactions with consumers, consumer incentive and other promotional programs, and state corporate practice and fee-splitting prohibitions.

Fraud and abuse laws

In addition to the FDA, other federal and state healthcare laws and regulations could restrict our business practices and operations, including our direct-to-consumer activities. To the extent our products are or become covered by any federal or state government healthcare program, regulatory and enforcement authorities may nonetheless interpret that we are subject to numerous federal healthcare anti-fraud laws, which include the federal Anti-Kickback Statute, the Physician Self-Referral Law and the False Claims Act that are intended to reduce waste, fraud and abuse in the healthcare industry and analogous state laws that may apply to healthcare items and services paid by all payors, including self-pay patients and private insurers. These laws are broad and subject to evolving interpretations. They prohibit many arrangements and practices that are lawful in industries, other than healthcare, including pricing, sales and marketing activities, sales commissions, customer incentive and other promotional programs, and the provision of gifts and business courtesies. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals. We must operate our business within the requirements of these laws. Violations of any of these health regulatory laws may result in potentially significant penalties, including criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations.

In addition, the U.S. Physician Payments Sunshine Act requires manufacturers to report to the Department of Health and Human Services detailed information about financial arrangements with physicians and teaching hospitals and, with reporting requirements going into effect in 2022 for payments made in 2021, financial arrangements with physician assistants, nurse practitioners, and other mid-level practitioners. These reporting provisions preempt state laws that require reporting of the same information, but not those that require reports of different or additional information. Although none of our products are currently covered by any government healthcare program, we may still be subject to certain state reporting requirements that apply regardless of payor. Failure to comply subjects manufacturers to significant civil monetary penalties.

State licensing, corporate practice and fee-splitting prohibitions

Regulation of the hearing aid industry exists in every state. These laws and regulations are primarily concerned with the licensure and registration of audiologists and other individuals and companies that dispense hearing aids, including procedures involving the fitting and dispensing of hearing aids. In addition, most states require warranty and return policies for consumers allowing for the return of product, and restrict hearing aid advertising and marketing practices. These state laws are subject to change, and states may impose more stringent requirements for dispensers of hearing aids. The FDCA preempts state laws relating to the safety and efficacy of medical devices and state laws that are different from or in addition to federal requirements. In Missouri Board of Examiners for Hearing Instrument Specialists v. Hearing Help Express, Inc. and METX, LLC v. Wal-Mart Stores Texas, LLC, the Eighth Circuit Court of Appeals and the U.S. District Court for the Eastern District of Texas, respectively, have held that certain state laws relating to the fitting and dispensing of hearing aids are preempted because they relate to the safety and efficacy of medical devices. Although we have structured our operations to comply with our understanding of applicable state regulatory requirements, interpretative legal precedent and regulatory guidance varies by jurisdiction and is often sparse and not fully developed, including which laws and regulations are subject to the federal preemption relating to safety and efficacy of medical devices, complicating our compliance efforts. Other courts could conclude that similar or identical state laws are not preempted. A determination that we are in violation of applicable laws and regulations in any jurisdiction in which we operate could have a material adverse effect on us, particularly if we are unable to restructure our operations and arrangements to comply with the requirements of that jurisdiction, if we are required to restructure our operations and arrangements at a significant cost, or if we are subject to penalties or other adverse action.

We employ licensed hearing professionals to deliver services to our customers. These activities are subject to various state laws that prohibit the practice of certain professions, including audiology, by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the audiologist’s or other hearing care specialist’s professional judgment. In the event that regulatory authorities or other third parties were to challenge these arrangements, we could be subject to adverse judicial or administrative interpretations, to civil or criminal penalties, our contracts could be found legally invalid and unenforceable or we could be required to restructure our arrangements with our audiologists and other licensed professionals. In addition, various state laws also generally prohibit the sharing or splitting professional fees with lay entities or persons. Audiologists and certain other hearing care specialists are required to maintain valid state licenses to practice and must comply with numerous state and local licensing laws and regulations, and each state defines the scope of practice for audiologists and other hearing care specialists through legislation and their respective state regulatory agencies and boards. Activities that qualify as professional misconduct under state law may subject our personnel to sanctions or may even result in loss of their licensure and could, possibly, subject us to sanctions as well.

Coverage and reimbursement; healthcare reform

Our products are primarily purchased on a cash-pay basis and are not generally covered by government healthcare programs and other third-party payors. In addition, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system seeking, among other things, to reduce healthcare costs that could affect our results of operations. For example, the implementation of the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act, or the Affordable Care Act, has changed healthcare financing and delivery by both governmental and private insurers substantially and has affected medical device manufacturers significantly. In addition, the Affordable Care Act provided incentives to programs that increase the federal government’s comparative effectiveness research and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. The current Presidential Administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. It is uncertain the extent to which any such changes may impact our business or financial condition. We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could result in reduced demand for our products or additional pricing pressure.

Privacy and security

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health care providers, health plans and health care clearinghouses), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, HITECH mandates the reporting of certain breaches of health information to the Department of Health and Human Services, affected individuals and if the breach is large enough, the media.

Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state and non-U.S. laws, such as the GDPR govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. It remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. In Europe, the GDPR went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Union and the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further, following the United Kingdom’s withdrawal from the European Union and the EEA and the end of the transition period on December 31, 2020, companies will have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements. The scope of the FCPA includes interactions with certain healthcare professionals in many countries.

International laws

Globally, other countries have enacted anti-bribery laws and/or regulations similar to the FCPA. Violations of any of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

There are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain required patient information could significantly impact our business and our future business plans.

Intellectual property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of June 30, 2020, we had 17 issued U.S. patents, 16 patents outside the United States, 5 pending U.S. patent applications and 8 pending foreign patent applications. Our patents include utility patents covering technology ranging from remote control of our hearing aids to design patents covering the housing and securing mechanisms for our hearing aids. We have foreign patents in the European Union, Australia, Canada, China, Germany, Japan, Singapore and South Korea. We own all of our patents and do not rely on any licenses to utilize the technology covered by these patents. The earliest of our patents is expected to expire in 2025. Our issued U.S. patent with claims generally directed to an open ear canal hearing aid comprised of certain electronics and securing portions and our issued U.S. patent with claims generally directed to an adjustable securing mechanism for a space access device are each expected to expire in 2030.

Our pending patent applications may not result in issued patents, and we cannot assure you that any current or subsequently issued patents will protect our intellectual property rights. Third parties may challenge certain patents issued to us as invalid, may independently develop similar or competing technologies or may design around any of our patents. We cannot be certain that any of the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these countries as fully as in the United States.

There is no active patent litigation involving us and we have not received any notices of patent infringement. The validity, enforceability or scope, as the case may be, of one of our patents relating to our Flexi Palm design is being challenged in Europe. An oral hearing for this challenge is expected to be scheduled in 2021. The preliminary opinion from the European Patent Office’s Opposition Division considered the claims to be novel, inventive and sufficient of disclosure, while only making objections regarding added matter. Our response includes a main request to maintain the claims of the patent as-is and 11 auxiliary requests, each of which we believe will still provide coverage of the Flexi Palms. While any result that narrows or invalidates this patent could harm our ability to prevent third parties from producing competing products similar in design, we believe the result of these proceedings will not result in the patent being invalidated and that any result that relies upon one of the auxiliary requests would still provide us coverage regarding Flexi Palms in Europe.

As of June 30, 2020, we had 31 trademark registrations and nine pending trademark applications worldwide.

Environmental matters

Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. We believe, based on current information that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our products, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our products or upgrade our facilities and legal costs, or require us to curtail our operations, any of which could seriously harm our business.

Facilities

Our corporate headquarters are located in San Jose, California, where we lease approximately 30,434 square feet of office, research and development, engineering and laboratory space pursuant to a lease agreement which was effective as of July 30, 2018 and expires on February 28, 2022. We also lease approximately 14,965 square feet of office space, which is primarily used for our customer support operations, in Nashville, Tennessee, pursuant to a lease that commenced on March 15, 2019 and expires on March 31, 2021. We believe that our existing facilities are adequate to meet our business requirements for the near-term, and that additional space will be available on commercially reasonable terms, if required.

Human capital resources

As of June 30, 2020, we had 184 full-time employees. None of our employees is represented by a labor union, and we consider our employee relations to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal proceedings

We are not currently a party to any material legal proceedings. We may, however, in the ordinary course of business face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition and results of operations. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Management

The following table sets forth information regarding our executive officers and directors, including their ages as of October 1, 2020:

Name	Age	Position(s)

Executive Officers

Christian Gormsen	44	President, Chief Executive Officer and Director

William Brownie	53	Chief Operating Officer

Adam Laponis	44	Chief Financial Officer

Non-Employee Directors

Juliet Bakker(2)(3)	58	Director

Peter Tuxen Bisgaard(2)(3)	47	Director

Doug Hughes(1)	59	Director

Josh Makower, M.D.(2)(3)	57	Director

Geoff Pardo(1)(3)	49	Director

Nina Richardson(2)	61	Director

Brooke Seawell(1)	72	Director

David Wu	52	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Executive officers

Christian Gormsen has served as a member of our board of directors since November 2014 and as our President and Chief Executive Officer since June 2016. From June 2014 to June 2016, Mr. Gormsen served as Commercial Director, EMEA, of ISS A/S, a global facility services company. Prior to that, he spent a decade at GN Group, a global leader in intelligent audio solutions including hearing aids, in roles of increasing responsibility until he became the Senior Vice President of Operations, Europe and Strategic Accounts. Mr. Gormsen started his career in investment banking before transitioning to McKinsey & Company, a management consulting firm. Mr. Gormsen received a B.S. in economics and his M.S. in economics and business administration from the Copenhagen Business School.

We believe that Mr. Gormsen is qualified to serve on our board of directors due to the valuable expertise and perspective he brings in his capacity as our President and Chief Executive Officer and because of his extensive experience and knowledge of our industry.

William Brownie has served as our Chief Operating Officer since April 2019. From August 2016 through March 2019, Mr. Brownie served as our Chief Customer Operations Officer. In addition, from January 2017 to June 2019 he served as our Chief Financial Officer. From June 2015 to August 2016, Mr. Brownie served as an independent consultant to various companies. From January 2012 to June 2015, Mr. Brownie served as the Managing Director at Sonova e-Hearing Care a group company of Sonova AG. Prior to that, from August 2001 to December 2011, Mr. Brownie served as Chief Financial Officer and then President and Chief Executive Officer of HearingPlanet Inc., which was purchased by Sonova AG. Mr. Brownie received a B.S. in business administration from San Diego State University-California State University.

Adam Laponis has served as our Chief Financial Officer since June 2019. From November 2018 to March 2019, Mr. Laponis served as Vice President of Financial Planning and Analysis for Tesla, Inc., an automotive and energy company, where he previously served as Senior Director of Finance from April 2017 to November 2018. Prior to that, he served as the Vice President and Chief Financial Officer of Cardiovascular Care of Cardinal Health, a healthcare services and products company, from October 2015 to April 2017. Prior to that, he served in various financial roles at Johnson & Johnson, a healthcare company, from August 2004 to October 2015. Mr. Laponis received a B.S. in chemical engineering from the University of California, Berkeley and his M.B.A. from the University of Southern California.

Non-employee directors

Juliet Bakker has served as member of our board of directors since July 2020. Since January 2007, Ms. Bakker has served as a Managing Director of Longitude Capital Management Co., LLC, a healthcare venture capital firm. Prior to Longitude Capital, Ms. Bakker was a Managing Director of Pequot Ventures where she founded the life sciences investment practice. Prior to Pequot, she was Director, Strategic Planning and Director, Operations of Waste Management International. Previously, she was a sell-side equity analyst with Banque Paribas. Ms. Bakker began her career as an investment banker in the corporate finance department at PaineWebber. Since March 2018, Ms. Bakker has served on the board of Axonics Modulation Technologies, a publicly-held medical technology company, where she serves on the nominating and corporate governance committee. Ms. Bakker previously served on the board of Venus Concept, Inc., a publicly held aesthetic medical device company, from May 2015 to February 2020. Ms. Bakker holds an M.P.A. from the Harvard Kennedy School and a B.Sc. from the College of Agriculture and Life Sciences at Cornell University (“CALS”), where she is a member of the CALS Advisory Council. Ms. Bakker is also a board member of the Boys and Girls Club of Greenwich.

We believe that Ms. Bakker is qualified to serve on our board of directors due to her experience investing in healthcare companies.

Peter Tuxen Bisgaard has served as member of our board of directors since October 2017. Since September 2017, Mr. Bisgaard has been Managing Director of Nan Fung Life Sciences, a global life sciences investment platform and a Managing Partner at Pivotal Bioventure Partners LLC, a healthcare venture capital fund. Prior to this, he was a Senior Partner at Novo Ventures, a healthcare focused venture investment firm, from 2009 to September 2017. Prior to Novo Ventures he was with McKinsey and Co. He has previously served on the board of directors of the following publicly-held companies: Ra Pharmaceuticals, Inc., a clinical stage biopharmaceutical company; Nevro Corp, a commercial stage medical device company; HTG Molecular Diagnostics, Inc., a commercial stage RNA-platform based life sciences tools company; Otonomy, Inc., a biopharmaceutical company developing therapeutics for treating hearing disorders; and Alder Biopharmaceuticals, Inc., a late stage drug development company focusing on migraine therapeutics. In addition Mr. Bisgaard is serving, and has served, on numerous boards of privately held biotechnology and medical technology companies. Mr. Bisgaard received an M.Sc. in engineering from Technical University of Denmark and a post graduate degree in mathematical modeling in economics by the European Consortium for Mathematics in the Industry.

We believe that Mr. Bisgaard is qualified to serve on our board of directors due to the valuable expertise and perspective he brings with his investment experience.

Doug Hughes has served as a member of our board of directors since September 2020. Since October 2019, Mr. Hughes has served as Chief Financial Officer of Calyxo, Inc., a urology medical device company. From 2011 until April 2018, Mr. Hughes was Chief Financial Officer of NeoTract, Inc., a urology company. He served as Chief Financial Officer and Chief Operating Officer for Nellix, Inc., an endovascular graft company from 2010 until 2011. Before joining Nellix, Inc., Mr. Hughes served as Chief Financial Officer for Evalve Inc., a cardiovascular company, from 2009 until 2010. Prior to 2009, Mr. Hughes held a variety of senior finance management positions at Boston Scientific, Guidant Corporation and The Clorox Company. Mr. Hughes is currently a member of the board of directors of Immunovant, Inc., a publicly-held biopharmaceutical company. Mr. Hughes received a B.S. in Finance from San Francisco State University and an M.B.A. from University of Chicago.

We believe that Mr. Hughes is qualified to serve on our board of directors due to his experience in successfully leading high-growth companies.

Josh Makower, M.D. has served as member of our board of directors since November 2015. Since May 2015, Dr. Makower has been a General Partner at New Enterprise Associates, a venture capital firm. In addition to his role at New Enterprise Associates, Dr. Makower serves as an Adjunct Professor of Medicine at Stanford University Medical School and is Co-Founder of Stanford University’s Biodesign Innovation Program. Dr. Makower is also the Founder and Executive Chairman of ExploraMed, a medical device incubator. He received a B.S. in mechanical engineering from Massachusetts Institute of Technology, his M.D. from New York University School of Medicine and his M.B.A. from Columbia University.

We believe that Dr. Makower is qualified to serve on our board of directors due to the valuable expertise and perspective he brings with his medical and financial backgrounds and his extensive investment experience in the technology and healthcare industries.

Geoff Pardo has served as member of our board of directors since July 2020. Mr. Pardo has served as a partner at Gilde Healthcare since 2011. Previously, he was a partner at Spray Venture Partners from 2004 to 2011. He also served as President and Chief Executive Officer of Facet Solutions, a spinal implant company focused on treating lumbar spinal stenosis, from 2007 until the company was sold to Globus Medical in 2011. He currently serves on the board of directors of the following publicly-held medical device companies: Inari Medical, Inc. and Vapotherm, Inc. He has previously served on the board of directors of the following publicly-held company: Axonics Modulation Technologies, Inc., a medical device company. Mr. Pardo received a B.A. from Brown University and his M.B.A. from The Wharton School of Business.

We believe Mr. Pardo is qualified to serve on our board of directors due to his experience leading and managing a medical technology company, as well as his investing in healthcare companies.

Nina Richardson has served as a member of our board of directors since September 2020. Ms. Richardson is currently a Managing Director of Three Rivers Energy, an energy services company she co-founded in 2004. From May 2016 to April 2017, she served as a consultant to the Company. From February 2013 through February 2015, Ms. Richardson served as the Chief Operating Officer at GoPro, a publicly-held technology company. Previously, Ms. Richardson was an operations and management consultant for companies including Tesla, Solaria and TouchTunes Interactive Networks. Ms. Richardson also held executive positions at Flextronics, including Vice President and General Manager. Ms. Richardson’s early career included positions at Hughes Aircraft Ground Systems Group and Metcal. Ms. Richardson serves on the board of directors of the following publicly-held companies: Resideo Technologies, Inc., a global provider of comfort and security solutions; Silicon Laboratories Inc., a global technology company; and Cohu, Inc., a back-end semiconductor equipment and services company. She previously served as a director to the following publicly-held companies: Silicon Graphics International Corp., a computer systems company, Callidus Software, Inc., an enterprise software company, and Zayo Group Holdings, Inc, which became a private company in March 2020. Ms. Richardson holds a B.S. in Industrial Engineering from Purdue University and an Executive M.B.A. from Pepperdine University.

We believe that Ms. Richardson is qualified to serve on our board of directors due to her experience as an executive and member of the board of directors of companies that span multiple industries.

A. Brooke Seawell has served as a member of our board of directors since September 2020. Since 2005, Mr. Seawell has been a Venture Partner at New Enterprise Associates, and was a Partner from 2000 to 2005 at Technology Crossover Ventures, a venture capital firm. From 1997 to 1998, he was Executive Vice President at NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, he was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell serves on the boards of the following publicly-held companies: NVIDIA Corporation, a visual computing company, where he serves on the audit committee, and Tenable Holdings, Inc., a cyber-security solutions company, where he serves on the audit committee. Mr. Seawell previously served on the board of directors of the following publicly-held companies: Tableau Software, Inc., a business intelligence software company; Informatica Corp., a data integration software company; and Glu Mobile, Inc., a publisher of mobile games. Mr. Seawell previously served on the Stanford University Athletic Board and the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. in Finance from Stanford University.

We believe that Mr. Seawell is qualified to serve on our board of directors due to his investment experience and executive leadership and board roles.

David Wu has served as member of our board of directors since July 2014. Since 2012, Mr. Wu has been a Partner at Maveron LLC, a venture capital firm. Mr. Wu received a B.S. and B.A. in electrical engineering and quantitative economics from Stanford University.

We believe that Mr. Wu is qualified to serve on our board of directors due to the valuable expertise and perspective he brings with his experience investing in consumer-facing companies.

Board composition

Director independence

Our board of directors currently consists of nine members. Our board of directors has determined that all of our directors, other than Mr. Gormsen, qualify as “independent” directors in accordance with the marketplace rules of the Nasdaq Stock Market, or the Listing Rules. Mr. Gormsen is not considered independent by virtue of his position as our President and Chief Executive Officer. Under the Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Listing Rules, our board of directors has made a subjective determination as to each independent director that no relationship exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified board of directors

In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Christian Gormsen, Doug Hughes and David Wu, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	The Class II directors will be Geoff Pardo, Nina Richardson and Brooke Seawell, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	The Class III directors will be Juliet Bakker, Peter Tuxen Bisgaard and Josh Makower, and their terms will expire at the annual meeting of stockholders to be held in 2023.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting arrangements

The election of the members of our board of directors is governed by the amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock and the related provisions of our amended and restated certificate of incorporation. Pursuant to our amended and restated voting agreement, the following directors were designated as directors to our board of directors:

•	David Wu was designated by Maveron Equity Partners V, L.P. and its affiliates and elected by the holders of a majority of the shares of our Series A convertible preferred stock;

•

Josh Makower and Doug Hughes were designated by New Enterprise Associates 15, Limited and its affiliates and elected by the holders of a majority of the shares of our Series B-1 convertible preferred stock;

•	Peter Tuxen Bisgaard was designated by Pivotal Alpha Limited and its affiliates and elected by the holders of a majority of the shares of our Series C convertible preferred stock;

•	Juliet Bakker was designated by Longitude Venture Partners IV, L.P. and its affiliates and elected by the holders of a majority of the shares of our Series E convertible preferred stock;

•	Geoff Pardo was designated by Coöperatieve Gilde Healthcare V U.A. and its affiliates and elected by the holders of a majority of the shares of our Series E convertible preferred stock; and

•

Christian Gormsen was designated by the holders of a majority of the shares of our common stock held by the holders of our common stock who are parties to the voting agreement and elected by the holders of a majority of the shares of our common stock.

•

Nina Richardson and Brooke Seawell were designated by the holders of a majority of the shares of our convertible preferred stock and common stock, voting together on an as-converted basis as a single class, and elected by the holders of a majority of the shares of our convertible preferred stock and common stock, voting together on an as-converted basis as a single class.

The holders of our common stock and convertible preferred stock who are parties to our voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the consummation of this offering and our amended and restated certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership structure of the board

Our amended and restated bylaws and corporate governance guidelines to be in place immediately prior to the consummation of this offering will provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of board in risk oversight process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Listing Rules, which we will post on our website at www.eargo.com upon the completion of this offering.

Audit committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;

•	reviews and approves all related party transactions on an ongoing basis;

•	establishes procedures for the receipt, retention and treatment of any complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	discusses on a periodic basis, or as appropriate, with management the Company’s policies and procedures with respect to risk assessment and risk management;

•

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•

investigates any reports received through the ethics helpline and reports to the Board periodically with respect to any information received through the ethics helpline and any related investigations; and

•	reviews the audit committee charter and the audit committee’s performance on an annual basis.

Our audit committee consists of Doug Hughes, Geoff Pardo and Brooke Seawell. Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The chair of our audit committee is Brooke Seawell. Our board of directors has determined that each of Mr. Hughes and Mr. Seawell is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Compensation committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer). The compensation committee reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation, and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will review and evaluate, on an annual basis, the compensation committee charter and the compensation committee’s performance. Our compensation committee consists of Juliet Bakker, Peter Tuxen Bisgaard, Josh Makower and Nina Richardson. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our compensation committee is Josh Makower.

Nominating and corporate governance committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and making recommendations to our board of directors concerning governance matters. Our nominating and corporate governance committee consists of Juliet Bakker, Peter Tuxen Bisgaard, Josh Makower and Geoff Pardo. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our nominating and corporate governance committee is Juliet Bakker.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of business conduct and ethics

In connection with this offering, our board of directors intends to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.eargo.com upon the completion of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose any future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above or in public filings.

Limitation on liability and indemnification matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, limit our directors’ liability, and provide that we may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law, or the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain other employees. These indemnification agreements, among other things, require us to indemnify our directors, officers and certain other employees for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director, officer or other employee in any action or proceeding arising out of their services as a director, officer or employee of our company, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors, officers and other employees.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

Executive and director compensation

Our named executive officers for the year ended December 31, 2019, which consist of our principal executive officer and our two most highly compensated executive officers, are:

•	Christian Gormsen, our President and Chief Executive Officer;

•	William Brownie, our Chief Operating Officer; and

•	Adam Laponis, our Chief Financial Officer.

Summary compensation table

The following table provides information regarding the compensation earned by our named executive officers for the years ended December 31, 2019 and December 31, 2018.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Christian Gormsen President and Chief Executive Officer	2019 2018	$502,170 $502,170	— —	$1,022,911 —	— —	— —	$1,525,081 $ 502,170

William Brownie Chief Operating Officer	2019 2018	$300,000 $299,700	— —	$230,826 —	— —	— —	$ 530,826 $ 299,700
Adam Laponis Chief Financial Officer	2019	$161,539	—	$490,510	—	—	$ 652,049

(1)	The amounts reported for Mr. Gormsen include a housing allowance of $150,000 that does not require substantiation and is indistinguishable from base salary. The amount reported for Mr. Laponis reflects the prorated portion of his annual base salary of $300,000 earned after commencing employment with us in June 2019.

(2)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during fiscal years 2018 and 2019 and the incremental fair value of the option awards modified during fiscal year 2019, in each case, computed in accordance with ASC 718 for stock-based compensation transactions, adjusted to reflect the probable outcome of performance conditions. Messrs. Gormsen and Brownie were granted options on November 3, 2018 that were subject to performance conditions that were determined not to be probable and therefore have been reported in fiscal year 2018 with a value of zero. In April 2019, prior to the expiration of such options, the November 3, 2018 options were amended such that the November 3, 2018 options would not terminate on May 31, 2019 as a result of the failure to achieve the performance conditions and the options would instead vest in equal monthly installments over a 48-month period from April 24, 2019, subject to continued employment. See note 9 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used in the calculation of these amounts.

Narrative to the summary compensation table

Prior to the completion of this offering, our board of directors reviewed compensation annually for all employees, including our named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, our board of directors considered compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results in the best interests of our stockholders and long-term commitment to our company.

Our board of directors has historically determined our executive officers’ compensation and has typically reviewed and discussed management’s proposed compensation with our chief executive officer for all executives other than our chief executive officer. Based on those discussions and its discretion, our board of directors then determined the compensation of each executive officer. Upon the completion of this offering, the compensation committee of our board of directors will determine our executive officers’ (other than our Chief Executive Officer’s) compensation and follow this process, but generally the compensation committee itself, rather than our board of directors, will approve the compensation of each executive officer (other than our Chief Executive Officer). The compensation committee will review the performance of our Chief Executive Officer and make recommendations to our board of directors with respect to his compensation, and our board of directors will retain the authority to make compensation decisions relative to our Chief Executive Officer.

Annual base salary

Base salaries for our executive officers are initially established through arm’s-length negotiations at the time of the executive officer’s hiring, taking into account such executive officer’s qualifications, experience, the scope of his or her responsibilities and competitive market compensation paid by other companies for similar positions within the industry and geography. Base salaries are reviewed periodically, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with executives at other companies. The 2019 base salaries for our named executive officers were as follows: (a) $502,170 for Mr. Gormsen, inclusive of a monthly housing allowance, (b) $300,000 for Mr. Brownie, and (c) $300,000 for Mr. Laponis.

In April 2020, as part of company-wide salary reductions, the base salaries for each of Mr. Gormsen, Mr. Brownie and Mr. Laponis were reduced by 20%, effective through December 31, 2020.

Bonuses and non-equity incentive plan compensation

Our named executive officers are each eligible to receive a discretionary annual bonus based on individual and company performance. However, no cash bonuses were awarded based on services provided during 2019.

In connection with the salary reductions implemented in April 2020, our board of directors approved a cash bonus plan, payable in the discretion of the board based on company performance during 2020, of cash bonuses up to 50% of the reduced salary level for Mr. Gormsen and up to 35% of the respective reduced salary levels for Mr. Brownie and Mr. Laponis. In addition, our board of directors approved a one-time special cash bonus opportunity for each of our employees, including Mr. Gormsen, Mr. Brownie and Mr. Laponis, by increasing each employee’s target bonus by the percentage of his or her respective salary reductions, which was 20% for each of Mr. Gormsen, Mr. Brownie and Mr. Laponis, payable in the discretion of the board based on company performance during 2020.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our named executive officers.

We have historically used stock options as the principal equity incentive award for long-term compensation to our named executive officers because the return on the options is tied to an increase in the stock price. We may grant equity awards at such times as our board of directors or compensation committee determines appropriate. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, all of the equity incentive awards we granted were made pursuant to our 2010 Equity Incentive Plan, as amended, or the 2010 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2020 Incentive Award Plan, or the 2020 Plan. The terms of our equity plans are described below under “—Equity incentive plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. In August 2020, in order to retain and properly incentivize our employees to continue our growth, we approved a repricing of stock options held by current employees, including each of our NEOs, whereby the exercise price per share of each stock option was lowered to $0.85 (our fair market value per share on the date of the repricing). Our stock option grants generally vest over a four-year period, and may be subject to acceleration of vesting and exercisability under certain termination and change in control events.

In August 2020, we granted options to Mr. Gormsen, Mr. Brownie and Mr. Laponis to purchase an aggregate of 2,843,596, 880,509 and 643,282 shares of common stock, respectively.

Outstanding equity awards at fiscal year-end

The following table provides information regarding the outstanding equity awards held by our named executive officers as of December 31, 2019. All awards were granted pursuant to the 2010 Plan. See “—Equity incentive plans–2010 Equity Incentive Plan” below for additional information.

				Option awards
Name and principal position	Grant date (1)	Vesting commencement date		Number of securities underlying unexercised options (#) (exercisable)	Number of securities underlying unexercised options (#) (unexercisable)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)		Option expiration date
Christian Gormsen	4/22/2014			3,300	0		$0.43		4/22/2024
President and Chief Executive Officer	11/20/2014			33,000	0		$0.43		11/20/2024
	9/1/2016	2/15/2016	(2)	111,446	0		$0.43		9/1/2026
	10/11/2016	2/15/2016	(3)	106,804	4,642		$0.43		10/11/2026
	7/12/2017	7/12/2017	(4)	55,723	0		$0.43		7/12/2027
	11/29/2017	11/29/2017	(2)	1,513,722	0		$0.43		11/29/2027
	11/3/2018	04/24/2019	(5)	21,666	108,334		$0.47		11/3/2028
	04/24/2019	04/24/2019	(4)	689,212	0		$0.85	(7)	04/24/2029
	04/24/2019	2/26/2020	(6)			273,071	$0.85	(7)	04/24/2029
William Brownie	9/1/2016	8/29/2016	(2)	55,723	0		$0.43		9/1/2026
Chief Operations Officer	2/14/2017	2/14/2017	(2)	6,966	0		$0.43		2/14/2027
	7/12/2017	9/1/2016	(4)	20,897	0		$0.43		7/12/2027
	7/12/2017	7/12/2017	(4)	27,862	0		$0.43		7/12/2027
	11/29/2017	11/29/2017	(4)	535,704	0		$0.43		11/29/2027
	11/3/2018	04/24/2019	(5)	9,166	45,834		$0.47		11/3/2028
	04/24/2019	04/24/2019	(4)	137,000	0		$0.85	(7)	04/24/2029
	04/24/2019	2/26/2020	(6)			48,000	$0.85	(7)	04/24/2029
Adam Laponis	06/19/2019	7/3/2019	(3)	0	531,076		$0.85	(7)	06/19/2029
Chief Financial Officer

(1)	The exercise price of each option granted prior to November 29, 2017 was repriced to $0.43 per share on November 29, 2017.

(2)	This option is exercisable in full as of the date of grant, with any unvested shares underlying the option subject to repurchase by us at the original exercise price in the event of a termination of service. The option vests as to 25% of the total number of shares subject to the option on the first anniversary of the vesting commencement date and as to 1/48th of the total number of shares subject to the option on each monthly anniversary thereafter, in each case, subject to continued service. Vesting accelerates in full in the event the holder is terminated by us without cause or the holder resigns for good reason, in each case, within the 12 month period commencing on a change in control.

(3)	This option vests and becomes exercisable as to 25% of the total number of shares subject to the option on the first anniversary of the vesting commencement date and as to 1/48th of the total number of shares subject to the option on each monthly anniversary thereafter, in each case, subject to continued service. Vesting accelerates in full in the event the holder is terminated by us without cause or the holder resigns for good reason, in each case, within the 12 month period commencing on a change in control.

(4)	This option is exercisable in full as of the date of grant, with any unvested shares underlying the option subject to repurchase by us at the original exercise price in the event of a termination of service. The option vests as to 1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date, subject to continued service. Vesting accelerates in full in the event the holder is terminated by us without cause or the holder resigns for good reason, in each case, within the 12 month period commencing on a change in control.

(5)	This option was set to vest and become exercisable based on the achievement of certain performance goals, subject to continued service through the date of achievement. On April 24, 2019, our board of directors approved the amendment of this option such that the option would not terminate as a result of the failure to achieve the performance conditions and was converted to a time-based vesting option that vests as to 1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date, subject to continued service. Vesting accelerates in full in the event the holder is terminated by us without cause or the holder resigns for good reason, in each case, within the 12 month period commencing on a change in control.

(6)	This option vests and becomes exercisable based on the achievement of certain performance goals, subject to continued service through the date of achievement. Vesting accelerates in full in the event the holder is terminated by us without cause or the holder resigns for good reason, in each case, within the 12 month period commencing on a change in control.

(7)	The exercise price of each option with an exercise price greater than $0.85 per share was repriced to $0.85 per share on August 3, 2020. As of December 31, 2019 the exercise price per share was $1.576.

Employment arrangements

Offer Letters

We previously entered into offer letter agreements with each of our named executive officers in connection with his employment with us. These agreements set forth the terms and conditions of employment of each named executive officer, including initial base salary, temporary housing allowance (for each of Messrs. Gormsen and Brownie), equity grants and employee benefits eligibility.

New Employment Agreements

In connection with this offering, we have entered into new employment agreements with our named executive officers, which supersede in their entirety their original offer letters.

Pursuant to the terms of the new employment agreements, in the event the named executive officer is terminated without Cause or resigns for Good Reason (each, as defined in the employment agreements), in each case, other than during the period that is on or 12 months following a change in control, the named executive officer will be eligible to receive: (i) a lump sum cash payment equal to 1x, in the case of our Chief Executive Officer, or 0.75x, in the case of our other named executive officers, the sum of the executive’s annual base salary and target annual bonus; and (ii) payment or reimbursement of COBRA premiums for 12 months, in the case of our Chief Executive Officer, or nine months, in the case of our other named executive officers.

In addition, in the event the named executive officer is terminated without Cause or resigns for Good Reason, in each case, during the period that is on or 12 months following a change in control, the named executive officer will be eligible to receive: (i) a lump sum cash payment equal to 2x, in the case of our Chief Executive Officer, or 1x, in the case of our other named executive officers, the sum of the executive’s annual base salary and target annual bonus; (ii) payment or reimbursement of COBRA premiums for up to 24 months, in the case of our Chief Executive Officer, or up to 12 months, in the case of our other named executive officers; and (iii) full accelerated vesting of all equity awards.

All severance payments and benefits under the employment agreements are subject to the executive’s execution of a release of claims against us.

Health and welfare and retirement benefits; perquisites

Messrs. Gormsen, Brownie and Laponis are eligible to participate in the benefit plans made generally available to our employees on the same terms and conditions as our employees, including comprehensive medical, dental and vision insurance, life and disability insurance, commuter benefit program and 401(k) plan. We have not made any matching contributions under our 401(k) plan. Other than eligibility for the commuter benefit program, the temporary housing allowance provided to Mr. Brownie in connection with his commencement of employment with us and the continuing housing allowance provided to Mr. Gormsen, which forms a part of his base salary, Messrs. Gormsen, Brownie and Laponis are not provided any perquisites.

Equity incentive plans

2020 Incentive Award Plan

We intend to adopt the 2020 Plan, which we expect will become effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2020 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2020 Plan, as it is currently contemplated, are summarized below.

Share reserve.    Under the 2020 Plan,             shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2010 Plan, as of the effective date of the 2020 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2020 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2010 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2010 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2021 and ending in 2030, equal to the lesser of (A) 5% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than             shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2020 Plan:

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to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2020 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2020 Plan, such tendered or withheld shares will be available for future grants under the 2020 Plan;

•	to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2020 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2020 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2020 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2020 Plan.

Administration.     The compensation committee of our board of directors is expected to administer the 2020 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2020 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2020 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2020 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2020 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2020 Plan. The full board of directors will administer the 2020 Plan with respect to awards to non-employee directors.

Eligibility.    Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2020 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards.     The 2020 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonstatutory stock options.     Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/ or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive stock options.    ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2020 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted stock.     Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted stock units.     Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock appreciation rights.     SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2020 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2020 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other stock or cash based awards.     Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend equivalents.     Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in control.     In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2020 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2020 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of awards.     In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2020 Plan or any awards under the 2020 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2020 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2020 Plan.

Amendment and termination.     The administrator may terminate, amend or modify the 2020 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2020 Plan after the tenth anniversary of the effective date of the 2020 Plan, and no additional annual share increases to the 2020 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2020 Plan will remain in force according to the terms of the 2020 Plan and the applicable award agreement.

2010 Equity Incentive Plan

Our board of directors adopted the 2010 Plan in 2010 and our stockholders approved the 2010 Plan in 2010. The 2010 Plan was amended most recently on December 19, 2018 and such amendment was approved by our stockholders on December 19, 2018. The 2010 Plan provides for the discretionary grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards and RSUs to our employees and consultants, or employees and consultants of our subsidiaries, and our directors. Incentive stock options may be granted only to our employees or employees of our subsidiaries. We have only granted options under the 2010 Plan and we do not expect to grant any other types of awards under the 2010 Plan prior to its termination.

Authorized shares.     The 2010 Plan will be terminated in connection with this offering, and no awards will be granted under the 2010 Plan after the 2010 Plan is terminated. The 2010 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2020, options to purchase an aggregate of 10,133,628 shares of our common stock remained outstanding under the 2010 Plan.

Plan administration.     Our board of directors or a duly authorized committee of our board of directors administers our 2010 Plan and the awards granted under it. Subject to the terms of the 2010 Plan, the administrator has the authority to determine and amend the terms of awards, including recipients, type of award, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award. The administrator also may construe and interpret the 2010 Plan and awards granted under it, establish, amend, and revoke rules and regulations for the administration of the 2010 Plan, settle all controversies regarding the 2010 Plan and any awards granted under it, approve forms of award agreement for use under the 2010 Plan, adopt procedures and sub-plans for non-U.S. participants, and exercise powers and perform acts as the administrator deems necessary or expedient to promote our interests that are not in conflict with the terms of the 2010 Plan or awards granted under it. The administrator’s determinations, interpretations and constructions made by the administrator in good faith will be final, binding and conclusive on all persons to the maximum extent permitted by law.

The administrator has the power to modify outstanding awards under the 2010 Plan. The plan administrator has the authority, with the consent of any adversely affected option holder, to reduce the exercise price of any outstanding options granted under the 2010 Plan or cancel any outstanding option in exchange for new awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Awards.     The administrator, in its sole discretion, establishes the terms of all awards granted under the 2010 Plan, consistent with the terms of the 2010 Plan. All awards are subject to the terms and conditions provided in the award agreement and the 2010 Plan.

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Stock options.     Stock options may be granted under the 2010 Plan. Options granted under the 2010 Plan generally must have an exercise price per share at least equal to the fair market value of a share of our common stock as of the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the combined voting power of all classes of our outstanding stock or any subsidiary, the term must not exceed five years and the exercise price per share must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option. After termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. Unless otherwise provided in the applicable award agreement, options generally will remain exercisable (to the extent vested) for thirty days following service termination or six months following service termination due to disability or death. However, in no event may an option be exercised later than its maximum term.

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Stock appreciation rights.     Stock appreciation rights are granted pursuant to stock appreciation right agreements adopted by the administrator. The administrator determines the per share purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of a share of our common stock on the date of grant. A stock appreciation right granted under the 2010 Plan vests at the rate specified in the stock appreciation right agreement and shall be paid in the form of consideration determined by the administrator.

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Restricted stock awards.     Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us.

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RSUs.     RSUs are granted pursuant to RSU award agreements adopted by the administrator. Upon vesting, which may be tied to achievement of a performance condition or other requirements, an RSU may be settled by cash, shares, or in some combination of both as deemed appropriate by the administrator or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a RSU award. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Non-transferability of awards.     Unless determined otherwise by the administrator, awards granted under the 2010 Plan may not be transferred other than by will, the laws of descent and distribution or as otherwise provided under the 2010 Plan and, are exercisable during the option holder’s lifetime only by the option holder. A restricted stock award may only be transferred as permitted in the restricted stock award agreement.

Certain adjustments.     In the event of any change made in, or other events that occur with respect to the stock subject to the 2010 Plan or subject to an award granted under the 2010 Plan without the receipt of consideration by us, through a merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, split-up, spin-off, combination, repurchase, or exchange of share or other of our securities, or other change in corporate structure affecting our shares, the administrator will make appropriate adjustments to the class and maximum number of shares reserved for issuance under the 2010 Plan, the class and maximum number of shares that may be issued upon the exercise of incentive stock options and the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Dissolution or liquidation.     Unless provided otherwise in an award agreement, in the event of our dissolution or liquidation, all outstanding awards (other than awards consisting of vested and outstanding shares of our common stock not subject to our right of repurchase) will terminate immediately before the completion of the dissolution or liquidation, and shares of our common stock subject to our repurchase option may be repurchased by us without regard to whether the holder of the award is providing continuing services. The administrator may permit awards to become vested, exercisable, or no longer subject to repurchase or forfeiture before the completion of the dissolution or liquidation but subject to the completion of such transaction.

Corporate transactions.     The 2010 Plan provides that in the event of certain specified significant corporate transactions including: (i) the sale or disposition of at least 50% of the total voting power of our stock, (ii) a change in the effective control of the Company which occurs on the date that a majority of the members of our board of directors are replaced within any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election and (iii) a change in the ownership of a substantial portion of our assets that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisition, each outstanding award will be treated as the administrator determines unless otherwise provided in an award agreement or other written agreement between us and the award holder. For example, the administrator may arrange for the assumption, continuation, or substitution of an award by a successor corporation and arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation. As another example, if awards held by participants whose service to us has not terminated prior to the effective date of such transaction are not assumed, continued, or substituted, then the awards held by such participants will terminate if not exercised at or prior to the effective time of the corporate transaction, but any reacquisition or repurchase rights held by us with respect to such awards will lapse, contingent on the effectiveness of such transaction. As a further example, if awards held by participants who no longer provide services to us as of immediately prior to a corporate transaction are not assumed, continued, or substituted, such awards will not accelerate and will be terminated if not exercised prior to the effective date of the transaction, provided that any reacquisition or repurchase rights held by us will not terminate. Notwithstanding the above, if an award will terminate if not exercised prior to the effective date of a corporate transaction, the administrator may provide that the participant may not exercise the award, but will receive a payment equal to the excess, if any, of the value of the property the participant would have received upon exercise of the award prior to the transaction over any exercise price payable by the participant in connection with the exercise.

Amendment; termination.     Subject to the terms of the 2010 Plan, our board of directors may terminate, amend or modify the 2010 Plan or any portion thereof at any time, although certain amendments require stockholder approval. As noted above, no further awards will be granted under the 2010 Plan after it is terminated in connection with this offering. However, all awards outstanding under the 2010 Plan will continue to be governed by their existing terms following termination of the 2010 Plan.

2020 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the 2020 employee stock purchase plan, or ESPP, which will be effective upon the day prior to the first public trading date of our common stock. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration.     Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share reserve.     The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)             shares of common stock and (b) an annual increase on the first day of each year beginning in 2021 and ending in 2030, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than             shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility.    Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation.     Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date.

However, a participant may not purchase more than 30,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering.     Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon changes in recapitalization, dissolution, liquidation, merger or asset sale.     In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and termination.     Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Director compensation

We did not compensate any members of our board of directors during 2019 and none of our directors, other than Messrs. Gormsen and Michel, held outstanding stock options or other equity awards as of December 31, 2019.

2019 director compensation table

The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2019. The compensation for Mr. Gormsen, as a named executive officer, is set forth above under “—Summary Compensation Table.”

Name(1)	Fees earned or paid in cash ($)	Option awards (2)($)	All other compensation ($)	Total ($)
Josh Makower, M.D.	—	—	—	—
David Wu	—	—	—	—
Peter Tuxen Bisgaard	—	—	—	—
Tak Cheung, M.D.	—	—	—	—
Raphael Michel	—	—	—	—

(1)	Juliet Bakker and Geoff Pardo joined our board of directors in July 2020, and Doug Hughes, Nina Richardson and Brooke Seawell joined our board of directors in September 2020. Raphael Michel resigned from our board of directors in August 2020, and Tak Cheung resigned from our board of directors in September 2020.
(2)	As of December 31, 2019, Mr. Michel held options to purchase 447,502 shares of our common stock.

We have approved a compensation policy for our non-employee directors, or the Director Compensation Program, to be effective in connection with the consummation of this offering. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $40,000 per year.

•	The Non-Executive Chairperson will receive an additional annual cash retainer in the amount of $35,000 per year.

•

The chairperson of the audit committee will receive additional annual cash compensation in the amount of $20,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $10,000 per year for such member’s service on the audit committee.

•

The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $7,500 per year for such member’s service on the compensation committee.

•

The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the nominating and corporate governance committee.

Under the Director Compensation Program, each non-employee director will automatically be granted (i) an option to purchase that number of shares of our common stock calculated by dividing (a) $200,000 by (b) the per share grant date fair value of the option, calculated based on the 30 trading day average closing price of our common stock as of the date of grant (or if the date of grant is not a trading day, the immediately preceding trading day) and using assumptions published in our most recent periodic report as of the date of grant, rounded down to the nearest whole share, upon the director’s initial appointment or election to our board of directors, referred to as the Initial Grant, and (ii) for each non-employee director who has served for at least 6 months as of the date of each annual stockholder’s meeting, an option to purchase that number of shares of our common stock calculated by dividing (a) $120,000 by (b) the per share grant date fair value of the option, calculated based on the 30 trading day average closing price of our common stock as of the trading day immediately preceding the date of grant and using assumptions published in our most recent periodic report as of the date of grant, rounded down to the nearest whole share, automatically on the date of each annual stockholder’s meeting thereafter, referred to as the Annual Grant. The Initial Grant will vest and become exercisable as to 1/36th of the underlying shares on a monthly basis over three years, subject to continued service through each applicable vesting date. The Annual Grant will vest and become exercisable as to 1/12th of the underlying shares on each monthly anniversary of the applicable date of grant, provided, that if our annual stockholder’s meeting immediately following the date of grant takes place prior to the first anniversary of the date of grant, the Annual Grant will vest and become exercisable immediately prior to our annual stockholder’s meeting following the date of grant, subject to continued service through each applicable vesting date.

Upon the pricing of this offering, each of Ms. Bakker, Mr. Bisgaard, Dr. Makower, Mr. Pardo and Mr. Wu will receive an option under the 2020 Plan to purchase that number of shares of our common stock calculated by dividing (a) $120,000 by (b) the initial public offering price (or approximately              shares based on the assumed initial purchase price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus) with an exercise price per share equal to the initial public offering price, which option will vest and become exercisable as to 1/12th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date.

In the event of a change in control (as defined in the Director Compensation Policy), each Initial Option and Annual Option, along with any other stock options or equity-based awards held by any non-employee director, will vest and become exercisable immediately prior to such change in control.

Rule 10b5-1 sales plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate a Rule 10b5-1 plan subject to compliance with our insider trading policy. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

Certain relationships and related party transactions

The following includes a summary of transactions since January 1, 2016 and any currently proposed transactions to which we were or are expected to be a participant in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and director compensation.”

Convertible preferred stock and convertible note financings

Convertible promissory note financing (2016)

Between July 2016 and December 2016, we entered into convertible note purchase agreements pursuant to which we issued $20.1 million in aggregate principal amount of convertible promissory notes, which we refer to as the Series C-1 Convertible Promissory Notes. The Series C-1 Convertible Promissory Notes accrued interest at a rate of 5% per year. The aggregate principal amount and accrued interest on the Series C Convertible Promissory Notes converted into shares of our Series C-1 convertible preferred stock at a conversion price of $2.4054 per share upon the initial closing of the initial tranche of our Series C convertible preferred stock financing in October 2017.

The following table summarizes the Series C-1 Convertible Promissory Notes purchased by our executive officers, directors and holders of more than 5% of our capital stock and their affiliated entities or immediate family members, and the shares of Series C-1 convertible preferred stock issued upon the conversion of the Series C-1 Convertible Promissory Notes. Each share of Series C-1 convertible preferred stock in the table below will convert into 1.0370 shares of our common stock upon the completion of this offering.

Name	Series C-1 convertible promissory note principal and interest ($)	Shares of Series C-1 convertible preferred stock (#)
Entities affiliated with New Enterprise Associates(1)	$5,505,667.81	2,288,877
Entities affiliated with Maveron Equity Partners V, L.P.(2)	$3,211,547.26	1,335,139
The Charles and Helen Schwab Living Trust	$5,243,493.16	2,179,884

(1)	Consists of $5,250,000 in principal plus accrued interest held by New Enterprise Associates 15, L.P., or NEA 15. Dr. Cheung and Dr. Makower were designated to serve as members of our board of directors by New Enterprise Associates, Inc., or NEA, which is affiliated with NEA 15. Dr. Cheung is a principal at NEA, and Dr. Makower is a general partner at NEA. In September 2020, Dr. Cheung resigned from our board of directors, and NEA designated Mr. Hughes to serve in his place. In addition, in September 2020, Mr. Seawell, a venture partner at NEA, joined our board of directors.

(2)	Consists of (i) $2,096,832 in principal plus accrued interest held by Maveron Equity Partners V, L.P., (ii) $705,274 in principal plus accrued interest held by MEP Associates V, L.P. and (iii) $260,306 in principal plus accrued interest held by Maveron V Entrepreneurs’ Fund, L.P. Mr. Wu was designated to serve as a member of our board of directors by Maveron. Mr. Wu is a partner at Maveron LLC, an affiliate of Maveron Equity Partners V, L.P., MEP Associates V, L.P. and Maveron V Entrepreneurs’ Fund, L.P.

Series C convertible preferred stock financing

In October 2017, we entered into a Series C and Series C-1 convertible preferred stock purchase agreement with various investors, pursuant to which we issued an aggregate of 11,176,095 shares of Series C convertible preferred stock at $3.0067 per share for an aggregate purchase price of approximately $33.6 million in multiple closings and an aggregate of 8,740,486 shares of Series C-1 convertible preferred stock at $2.4054 per share through the conversion of outstanding Series C-1 Convertible Promissory Notes. The first tranche consisted of three closings. The first closing occurred in October 2017, at which time we issued 3,787,010 shares of our Series C convertible preferred stock for gross cash proceeds of $11.4 million and 8,740,486 shares of our Series C-1 convertible preferred stock in exchange for cancellation of Series C-1 Convertible Promissory Notes in the aggregate amount of $21.0 million. The second closing occurred in October 2017, at which time we issued an additional 37,698 shares of our Series C convertible preferred stock for gross cash proceeds of $0.1 million. The third closing occurred in December 2017, at which time we issued an additional 207,371 shares of our Series C convertible preferred stock for gross cash proceeds of $0.6 million. The second tranche consisted of one closing and occurred in March 2018, at which time we issued an additional 3,865,785 shares of our Series C convertible preferred stock for gross cash proceeds of $11.6 million. The third tranche consisted of one closing and occurred in April 2018, at which time we issued an additional 3,278,231 shares of our Series C convertible preferred stock for gross cash proceeds of $9.7 million.

The table below sets forth the number of shares of our Series C convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series C convertible preferred stock in the table below will convert into 1.118772093 shares of our common stock upon the completion of this offering.

Name	Series C convertible preferred stock (#)	Aggregate cash purchase price ($)
Entities affiliated with New Enterprise Associates(1)	3,824,790	$11,499,996.10
Entities affiliated with Maveron Equity Partners V, L.P.(2)	166,294	$499,996.00
The Charles and Helen Schwab Living Trust	1,912,394	$5,749,995.04
Pivotal Alpha Limited(3)	3,991,085	$11,999,995.27
Peter Tuxen Bisgaard	33,259	$99,999.84
Christian Gormsen	39,909	$119,994.41
William Brownie	16,628	$49,995.42
Doug Hughes	99,777	$299,999.51
Nina Richardson	16,628	$49,995.42

(1)	Consists of 3,824,790 shares of our Series C convertible preferred stock held by NEA 15. Drs. Cheung and Makower were designated to serve as members of our board of directors by NEA, which is affiliated with NEA 15. Dr. Cheung is a principal at NEA, and Dr. Makower is a general partner at NEA. In September 2020, Dr. Cheung resigned from our board of directors, and NEA designated Mr. Hughes to serve in his place. In addition, in September 2020, Mr. Seawell, a venture partner at NEA, joined our board of directors.

(2)	Consists of (i) 135,862 shares of our Series C convertible preferred stock held by Maveron Equity Partners V, L.P., (ii) 13,636 shares of our Series C convertible preferred stock held by MEP Associates V, L.P. and (iii) 16,796 shares of our Series C convertible preferred stock held by Maveron V Entrepreneurs’ Fund, L.P. Mr. Wu was designated to serve as a member of our board of directors by Maveron LLC, an affiliate of Maveron Equity Partners V, L.P., MEP Associates V, L.P. and Maveron V Entrepreneurs’ Fund, L.P. Mr. Wu is a partner at Maveron LLC.

(3)	Mr. Bisgaard was designated to serve as a member of our board of directors by Pivotal Alpha Limited. Mr. Bisgaard is a managing director of Pivotal Alpha Limited.

Series D convertible preferred stock financing

In December 2018, we entered into a Series D convertible preferred stock purchase agreement with various investors, pursuant to which we issued in December 2018 and February 2019 an aggregate of 11,690,151 shares of Series D convertible preferred stock at $4.4580 per share for gross proceeds of $52.1 million.

The table below sets forth the number of shares of our Series D convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series D convertible preferred stock in the table below will convert into 1.246748888 shares of our common stock upon the completion of this offering.

Name	Series D convertible preferred stock (#)	Aggregate cash purchase price ($)
Entities affiliated with New Enterprise Associates(1)	1,682,368	$7,499,996.55
Entities affiliated with Maveron Equity Partners V, L.P.(2)	56,078	$249,995.74
Future Fund Investment Company No. 4 Pty Ltd	7,851,054	$34,999,998.74
The Charles and Helen Schwab Living Trust	1,121,579	$4,999,999.19
Pivotal Alpha Limited(3)	785,105	$3,499,998.09
Peter Tuxen Bisgaard	11,215	$49,996.47
Nina Richardson	5,607	$24,996.01

(1)	Consists of 1,682,368 shares of our Series D convertible preferred stock held by NEA15 Dr. Cheung and Dr. Makower were designated to serve as members of our board of directors by NEA, which is affiliated with NEA 15. Dr. Cheung is a principal at NEA, and Dr. Makower is a general partner at NEA. In September 2020, Dr. Cheung resigned from our board of directors, and NEA designated Mr. Hughes to serve in his place. In addition, in September 2020, Mr. Seawell, a venture partner at NEA, joined our board of directors.

(2)	Consists of (i) 40,906 shares of our Series D convertible preferred stock held by Maveron Equity Partners V, L.P., (ii) 10,094 shares of our Series D convertible preferred stock held by MEP Associates V, L.P. and (iii) 5,078 shares of our Series D convertible preferred stock held by Maveron V Entrepreneurs’ Fund, L.P. Mr. Wu was designated to serve as a member of our board of directors by Maveron LLC, an affiliate of Maveron Equity Partners V, L.P., MEP Associates V, L.P. and Maveron V Entrepreneurs’ Fund, L.P. Mr. Wu is a partner at Maveron LLC.

(3)	Mr. Bisgaard was designated to serve as a member of our board of directors by Pivotal Alpha Limited. Mr. Bisgaard is a managing director of Pivotal Alpha Limited.

Convertible promissory note financing (2020)

In March 2020, we entered into a convertible note purchase agreement pursuant to which we issued $10.1 million in aggregate principal amount of convertible promissory notes between March 2020 and April 2020, which we refer to as the 2020 Notes. The 2020 Notes accrued interest at a rate of 6% per year. The 2020 Notes were redeemed and the aggregate principal amount and accrued interest on the 2020 Notes automatically converted into shares of our Series E convertible preferred stock at a conversion price of $1.8090 per share upon the initial closing of our Series E convertible preferred stock financing in July 2020, a price equal to 80% of the $2.2612 per share paid by the investors in the Series E convertible preferred stock financing.

The following table summarizes the 2020 Notes purchased by our executive officers, directors and holders of more than 5% of our capital stock and their affiliated entities or immediate family members, and the shares of Series E convertible preferred stock issued upon the conversion of the 2020 Notes.

Name	Series E convertible promissory note principal and interest ($)	Shares of Series E convertible preferred stock (#)
Entities affiliated with New Enterprise Associates(1)	$3,779,299.25	2,089,164
Entities affiliated with Maveron Equity Partners V, L.P.(2)	$22,608.49	12,496
The Charles and Helen Schwab Living Trust	$2,047,184.32	1,131,665
Future Fund Investment Company No. 4 Pty Ltd	$2,321,220.33	1,283,151
Pivotal Alpha Limited(3)	$1,412,114.42	780,604
Peter Tuxen Bisgaard	$15,170.14	8,385
Adam Laponis	$20,226.85	11,181

(1)

Consists of $3,713,974 in principal plus accrued interest held by New Enterprise Associates 15, L.P., or NEA 15. Dr. Cheung and Dr. Makower were designated to serve as members of our board of directors by New Enterprise Associates, Inc., or NEA, which is affiliated with NEA 15. Dr. Cheung is a principal at NEA, and Dr. Makower is a general partner at NEA. In September 2020, Dr. Cheung resigned from our board of directors, and NEA designated Mr. Hughes to serve in his place. In addition, in September 2020, Mr. Seawell, a venture partner at NEA, joined our board of directors.

(2)	Consists of (i) $16,306.68 in principal plus accrued interest held by Maveron Equity Partners V, L.P., (ii) $4,023.88 in principal plus accrued interest held by MEP Associates V, L.P. and (iii) $2,024.35 in principal plus accrued interest held by Maveron V Entrepreneurs’ Fund, L.P. Mr. Wu was designated to serve as a member of our board of directors by Maveron. Mr. Wu is a partner at Maveron LLC, an affiliate of Maveron Equity Partners V, L.P., MEP Associates V, L.P. and Maveron V Entrepreneurs’ Fund, L.P.

(3)	Consists of $1,387,706.00 in principal plus accrued interest held by Pivotal Alpha Limited. Mr. Bisgaard was designated to serve as a member of our board of directors by Pivotal Alpha Limited. Mr. Bisgaard is a managing director of Pivotal Alpha Limited.

Series E convertible preferred stock financing

In July 2020, we entered into a Series E convertible preferred stock purchase agreement with various investors, pursuant to which we issued in July 2020 and August 2020 an aggregate of 31,541,798 shares of Series E convertible preferred stock at $2.2612 per share for gross proceeds of $71.3 million.

The table below sets forth the number of shares of our Series E convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series E convertible preferred stock in the table below will convert into one share of our common stock upon the completion of this offering.

Name	Series E convertible preferred stock (#)	Aggregate cash purchase price ($)
Entities affiliated with New Enterprise Associates(1)	2,211,215	$4,999,999.36
The Charles and Helen Schwab Living Trust	682,921	$1,544,220.97
Pivotal Alpha Limited(2)	1,768,972	$3,999,999.49
Coöperatieve Gilde Healthcare V U.A.(3)	11,056,076	$24,999,999.06
Longitude Venture Partners IV, L.P.(4)	11,056,076	$24,999,999.06
Peter Tuxen Bisgaard	66,336	$149,998.97
Adam Laponis	22,112	$49,999.66
Nina Richardson	17,569	$39,727.03

(1)	Consists of 2,211,215 shares of our Series E convertible preferred stock held by NEA 15. Dr. Cheung and Dr. Makower were designated to serve as members of our board of directors by NEA, which is affiliated with NEA 15. Dr. Cheung is a principal at NEA, and Dr. Makower is a general partner at NEA. In September 2020, Dr. Cheung resigned from our board of directors, and NEA designated Mr. Hughes to serve in his place. In addition, in September 2020, Mr. Seawell, a venture partner at NEA, joined our board of directors.

(2)	Mr. Bisgaard was designated to serve as a member of our board of directors by Pivotal Alpha Limited. Mr. Bisgaard is a managing director of Pivotal Alpha Limited.

(3)	Mr. Pardo was designated to serve as a member of our board of directors by Coöperatieve Gilde Healthcare V U.A. Mr. Pardo is partner of Coöperatieve Gilde Healthcare V U.A.

(4)	Ms. Bakker was designated to serve as a member of our board of directors by Longitude Capital Management, which is affiliated with Longitude Venture Partners IV, L.P. Ms. Bakker is a managing director of Longitude Capital Management.

Investors’ rights agreement

We are party to an amended and restated investors’ rights agreement with the purchasers of our outstanding convertible preferred stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. Following the consummation of this offering, the holders of approximately 84.6 million shares of our common stock issuable upon the automatic conversion of our outstanding Series A, Series B, Series B-1, Series C, Series C-1, Series D and Series E convertible preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of capital stock—Registration rights.” The investors’ rights agreement also provides for a right of first refusal in favor of certain holders of convertible preferred stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon the consummation of, this offering.

Voting agreement

We are party to an amended and restated voting agreement with certain holders of our common stock and convertible preferred stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. Upon the consummation of this offering, the amended and restated voting agreement will terminate. For a description of the amended and restated voting agreement, see “Management—Board composition—Voting arrangements.”

Right of first refusal and co-sale agreement

We are party to an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and convertible preferred stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Executive officer and director compensation

Please see “Executive and director compensation” for information regarding the compensation of our directors and executive officers.

Employment agreements

We have entered into offer letter agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and director compensation—executive employment agreements.”

Indemnification agreements

We have entered into indemnification agreements with certain of our current directors, executive officers and certain other employees, and intend to enter into new indemnification agreements with each of our current directors, executive officers and certain other employees before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section titled “Management—Limitations on liability and indemnification matters.”

Other than as described above under this section “Certain relationships and related party transactions,” since January 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Policies and procedures for related party transactions

Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth, as of August 31, 2020, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information under the column titled “Beneficial ownership prior to this offering” is based on 86,189,296 shares of common stock outstanding as of August 31, 2020 assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 84,589,700 shares of common stock upon the completion of this offering. The percentage ownership information under the column titled “After Offering” is based on the sale of                  shares of common stock in this offering (assuming an initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

The following table does not reflect any shares of common stock that may be purchased in this offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of August 31, 2020 are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Eargo, Inc., 1600 Technology Drive, 6th Floor, San Jose, California 95110.

	Beneficial ownership prior to this offering				Beneficial ownership after this offering
Name of Beneficial Owner	Number of outstanding shares beneficially owned	Number of shares exercisable within 60 days	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership

5% and Greater Stockholders:
Entities affiliated with New Enterprise Associates(1)	18,629,538	—	18,629,538	21.61%	18,629,538	%
Entities affiliated with Maveron Equity Partners V, L.P.(2)	4,323,864	—	4,323,864	5.02%	4,323,864	%
Future Fund Investment Company No.4 Pty Ltd(3)	11,071,444	—	11,071,444	12.85%	11,071,444	%
The Charles and Helen Schwab Living Trust U/A DTD 11/22/1985(4)	7,613,058	—	7,613,058	8.83%	7,613,058	%

	Beneficial ownership prior to this offering				Beneficial ownership after this offering
Name of Beneficial Owner	Number of outstanding shares beneficially owned	Number of shares exercisable within 60 days	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership
Pivotal Alpha Limited(5)	7,993,519	—	7,993,519	9.27%	7,993,519	%
Cooperatieve Gilde Healthcare V U.A.(6)	11,056,076	—	11,056,076	12.83%	11,056,076	%
Longitude Venture Partners IV, L.P.(7)	11,056,076	—	11,056,076	12.83%	11,056,076	%

Named Executive Officers and Directors:
Christian Gormsen(8)	244,649	2,680,681	2,925,330	3.29%	2,925,330	%
William Brownie(9)	456,856	449,142	905,998	1.05%	905,998	%
Adam Laponis(10)	33,293	187,425	220,718	*	220,718	%
Juliet Bakker(11)	11,056,076	—	11,056,076	12.83%	11,056,076	%
Peter Tuxen Bisgaard(12)	8,119,431	—	8,119,431	9.43%	8,119,431	%
Doug Hughes(13)	111,628	2,458	114,086	*	114,086	%
Josh Makower, M.D.(14)	18,629,538	—	18,629,538	21.61%	18,629,538	%
Geoff Pardo(15)	11,056,076	—	11,056,076	12.83%	11,056,076	%
Nina Richardson(16)	43,162	84,458	127,620	*	127,620	%
Brooke Seawell(17)	—	2,458	2,458	*	2,458	%
David Wu(18)	4,323,864	—	4,323,864	5.02%	4,323,864	%
All current directors and executive officers as a group (11 persons)	54,074,573	3,406,622	57,481,195	66.58%	57,481,195	%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)	Consists of (a) 5,576,166 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock, 4,279,068 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 2,373,643 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 2,097,490 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 4,300,379 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by New Enterprise Associates 15, L.P., or NEA 15, and (b) 2,792 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock beneficially owned by NEA Ventures 2015, L.P., or NEA Ventures. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P., or NEA Partners 15, the sole general partner of NEA 15, NEA 15 GP, LLC, or NEA 15 LLC, the sole general partner of NEA Partners 15 and each of the individual managers of NEA 15 LLC. The individual managers, or collectively, the managers, of NEA 15 LLC are Forest Baskett, Anthony A. Florence, Jr., Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell and Peter Sonsini. The managers share voting and dispositive power with regard to the shares held by NEA 15. Karen P. Welsh, the general partner of NEA Ventures, has sole voting and dispositive power with regard to the shares held by NEA Ventures. Mr. Seawell, a member of our board of directors, has no dispositive power with regard to any shares held by NEA 15 and NEA Ventures. Dr. Makower, a member of our board of directors, has no dispositive power with regard to any shares held by NEA Ventures. All indirect owners of the above referenced shares, disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest in such shares. The principal address for NEA 15 and NEA Ventures is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(2)	Maveron General Partner IV LLC, or Maveron IV GP, serves as general partner of MEP IV L.P., Entrepreneurs Fund IV and Associates Fund IV, and possesses shared power to vote and dispose of shares directly owned by MEP IV L.P., Entrepreneurs Fund IV and Associates Fund IV. Maveron General Partner V LLC, or Maveron V GP, serves as general partner of MEP V L.P., Entrepreneurs Fund V and Associates Fund V, and possesses shared power to vote and dispose of shares directly owned by MEP V L.P., Entrepreneurs Fund V and Associates Fund V. Dan Levitan, Pete McCormick and Clayton Lewis are managing members of Maveron IV GP. Dan Levitan, Pete McCormick, Clayton Lewis, Jason Stoffer, and David Wu are managing members of Maveron V GP. Maveron IV GP (with respect to the shares held directly by MEP IV L.P., Entrepreneurs Fund IV and Associates Fund IV) and Maveron V GP (with respect to the shares held directly by MEP V L.P., Entrepreneurs Fund V and Associates Fund V) disclaim beneficial ownership of shares held directly by MEP IV L.P., Entrepreneurs Fund IV and Associates Fund IV, MEP V L.P., Entrepreneurs Fund V and Associates Fund V, except to the extent of its pecuniary interest therein.

Consists of (a) 27,203 shares of our common stock issuable upon conversion of our Series A convertible preferred stock owned by Maveron Equity Partners IV, L.P., or MEP IV L.P., (b) 6,153 shares of our common stock, 524,037 shares of our common stock issuable upon conversion of our Series A convertible preferred stock, 1,277,733 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock, 151,998 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 948,024 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 51,000 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 9,116 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by Maveron Equity Partners V, L.P., or MEP V L.P., (c) 882 shares of our common stock issuable upon conversion of

Series A convertible preferred stock owned by Maveron IV Entrepreneurs’ Fund, L.P., or Entrepreneurs Fund IV, (d) 764 shares of our common stock, 65,056 shares of our common stock issuable upon conversion of our Series A convertible preferred stock, 158,620 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock, 18,790 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 117,690 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 6,331 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 1,131 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by Maveron V Entrepreneurs’ Fund, L.P., or Entrepreneurs Fund V, (e) 2,279 shares of our common stock issuable upon conversion of our Series A convertible preferred stock owned by MEP Associates IV, L.P., or Associates Fund IV, and (f) 2,070 shares of our common stock, 176,259 shares of our common stock issuable upon conversion of Series A convertible preferred stock, 429,768 shares of common stock issuable upon conversion of our Series B-1 convertible preferred stock, 15,256 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 318,870 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 12,585 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 2,249 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by MEP Associates V, L.P., or Associates Fund V.

The address of such persons is c/o Maveron LLC, 411 1st Avenue South, Suite 600, Seattle, WA 98104.

(3)	Consists of 9,788,293 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 1,283,151 shares of our common stock issuable upon conversion of our Series E convertible preferred stock held by The Northern Trust Company in its capacity as custodian for Future Fund Investment Company No. 4 Pty Ltd (ACN 134 338 908), or the Future Fund. The Future Fund is a wholly owned subsidiary of the Future Fund Board of Guardians. Investment and voting decisions for the Future Fund are made by the Future Fund Board of Guardians, which is governed by a non-executive board comprised of three or more individuals, and therefore no individual is the beneficial owner of the shares held by Future Fund. The principal business address of the Future Fund is Level 42, 120 Collins Street, Melbourne VIC 3000.

(4)	Consists of 2,139,532 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 2,260,613 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 1,398,327 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 1,814,586 shares of our common stock issuable upon conversion of our Series E convertible preferred stock.

(5)	Consists of 4,465,114 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 978,829 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 2,549,576 shares of our common stock issuable upon conversion of our Series E convertible preferred stock. Investment and voting decisions by Pivotal Alpha Limited are made jointly by the executive committee of Nan Fung Group Holdings Limited, or the NFGHL Executive Committee, which indirectly owns Pivotal Alpha Limited. Kam Chung Leung, Frank Kai Shui Seto, Vincent Sai Sing Cheung, Pui Kuen Cheung, Kin Ho Kwok, Vanessa Tih Lin Cheung, Meng Gao and Chun Wai Nelson Tang are each on the NFGHL Executive Committee.

(6)	Consists of 11,056,076 shares of our common stock issuable upon conversion of our Series E convertible preferred stock held by Cooperative Gilde Healthcare V U.A., or Gilde. Gilde is managed by Gilde Healthcare V Management B.V., or Gilde B.V. Gilde B.V. is managed by Marc Perret, Edwin de Graaf and Pieter van der Meer, who each disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest in such shares. The mailing address of Gilde is 222 Third Street, Suite 1321, Cambridge, Massachusetts 02142, c/o Gilde Healthcare Partners.

(7)	Consists of 11,056,076 shares of our common stock issuable upon conversion of our Series E convertible preferred stock held by Longitude Venture Partners IV, L.P., or LVP4. Longitude Capital Partners IV LLC, or LCP4, is the general partner of LVP4 and may be deemed to have voting, investment and dispositive power over the shares held by LVP4. Patrick G. Enright and Ms. Bakker, a member of our board of directors, are managing members of LCP4 and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by LCP4 and LVP4. Each of these individuals disclaim beneficial ownership of all applicable shares except to the extent of his or her actual pecuniary interest in such shares. The mailing address of LVP4 is 2740 Sand Hill Road, 2nd Floor, Menlo Park, California 94025.

(8)	Consists of 200,000 shares of our common stock, 44,649 shares of our common stock issuable upon the conversion of our Series C convertible preferred stock and 2,680,681 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days from August 31, 2020.

(9)	Consists of 438,254 shares of our common stock, 18,602 shares of our common stock issuable upon the conversion of our Series C convertible preferred stock and 449,142 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days from August 31, 2020.

(10)	Consists of 33,293 shares of our common stock issuable upon the conversion of our Series E convertible preferred stock and 187,425 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days from August 31, 2020.

(11)	Consists of 11,056,076 shares of our common stock issuable upon conversion of our Series E convertible preferred stock held by LVP4. LCP4 is the general partner of LVP4 and may be deemed to have sole voting, investment and dispositive power over the shares held by LVP4. Patrick G. Enright and Ms. Bakker, a member of our board of directors, are managing members of LCP4 and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by LCP4 and LVP4. Each of these individuals disclaims beneficial ownership of all applicable shares except to the extent of his or her actual pecuniary interest in such shares. The information excludes approximately shares (based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Ms. Bakker upon the pricing of this offering. The option award will vest and become exercisable as to 1/12th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date, approximately shares of which may be acquired pursuant to the exercise of such option award within 60 days of August 31, 2020.

(12)

Consists of (a) 37,209 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, (b) 13,982 shares of our common stock issuable upon conversion of our Series D convertible preferred stock, (c) 74,721 shares of our common stock issuable upon conversion of our Series E convertible preferred stock, (d) 4,465,114 shares of our common stock issuable upon conversion of our Series C convertible preferred stock owned by Pivotal Alpha Limited, (e) 978,829 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and (f) 2,549,576 shares of our common stock issued upon conversion of our Series E convertible preferred stock owned by Pivotal Alpha Limited. Investment and voting decisions by Pivotal Alpha Limited are made jointly by the NFGHL Executive Committee. Kam Chung Leung, Frank Kai Shui Seto, Vincent Sai Sing Cheung, Pui Kuen Cheung, Kin Ho Kwok, Vanessa Tih Lin Cheung, Meng Gao and Chun Wai Nelson Tang are each on the NFGHL Executive Committee. Mr. Bisgaard is a Managing Partner of Pivotal Bioventure Partners LLC, which is affiliated with Pivotal Alpha Limited, and disclaims beneficial ownership of all applicable shares except to the extent of his actual pecuniary interest in such shares. The information excludes approximately                  shares (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Mr. Bisgaard upon the pricing of this offering. The option award will vest and become exercisable as to 1/12th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date, approximately                  shares of which may be acquired pursuant to the exercise of such option award within 60 days of August 31, 2020.

(13)	Consists of 111,628 shares of our common stock issuable upon conversion of our Series C convertible preferred stock and 2,458 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days from August 31, 2020.

(14)	Consists of (a) 5,576,166 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock, 4,279,068 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 2,373,643 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 2,097,490 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 4,300,379 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by NEA 15, and (b) 2,792 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock beneficially owned by NEA Ventures. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P., or NEA Partners 15, the sole general partner of NEA 15, NEA 15 GP, LLC, or NEA 15 LLC, the sole general partner of NEA Partners 15 and each of the individual managers of NEA 15 LLC. Dr. Makower is a General Partner of New Enterprise Associates, which is affiliated with NEA 15, NEA Ventures and NEA 15 GP, and disclaims beneficial ownership of all applicable shares except to the extent of his actual pecuniary interest in such shares. The information excludes approximately shares (based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Dr. Makower upon the pricing of this offering. The option award will vest and become exercisable as to 1/12th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date, approximately shares of which may be acquired pursuant to the exercise of such option award within 60 days of August 31, 2020.

(15)	Consists of 11,056,076 shares of our common stock issuable upon conversion of our Series E convertible preferred stock held by Gilde. Gilde is managed by Gilde B.V. Gilde B.V. is managed by Marc Perret, Edwin de Graaf and Pieter van der Meer, who each disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest in such shares. The information excludes approximately shares (based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Mr. Pardo upon the pricing of this offering. The option award will vest and become exercisable as to 1/12th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date, approximately shares of which may be acquired pursuant to the exercise of such option award within 60 days of August 31, 2020.

(16)	Consists of 18,602 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 6,991 shares of our common stock issuable upon conversion of our Series D convertible preferred stock, 17,569 shares of our common stock issuable upon conversion of our Series E convertible preferred stock and 84,458 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days from August 31, 2020.

(17)	Consists of 2,458 shares of our common stock that may be acquired pursuant to the exercise of stock options within 60 days from August 31, 2020.

(18)	Consists of (a) 27,203 shares of our common stock issuable upon conversion of our Series A convertible preferred stock owned by MEP IV L.P., (b) 6,153 shares of our common stock, 524,037 shares of our common stock issuable upon conversion of our Series A convertible preferred stock, 1,277,733 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock, 151,998 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 948,024 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 51,000 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 9,116 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by MEP V L.P., (c) 882 shares of our common stock issuable upon conversion of Series A convertible preferred stock owned by Entrepreneurs Fund IV, (d) 764 shares of our common stock, 65,056 shares of our common stock issuable upon conversion of our Series A convertible preferred stock, 158,620 shares of our common stock issuable upon conversion of our Series B-1 convertible preferred stock, 18,790 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 117,690 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 6,331 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 1,131 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by Entrepreneurs Fund V, (e) 2,279 shares of our common stock issuable upon conversion of our Series A convertible preferred stock owned by Associates Fund IV, and (f) 2,070 shares of our common stock, 176,259 shares of our common stock issuable upon conversion of Series A convertible preferred stock, 429,768 shares of common stock issuable upon conversion of our Series B-1 convertible preferred stock, 15,256 shares of our common stock issuable upon conversion of our Series C convertible preferred stock, 318,870 shares of our common stock issuable upon conversion of our Series C-1 convertible preferred stock, 12,585 shares of our common stock issuable upon conversion of our Series D convertible preferred stock and 2,249 shares of our common stock issuable upon conversion of our Series E convertible preferred stock beneficially owned by Associates Fund V. Mr. Wu is a Partner at Maveron LLC, which is affiliated MEP IV L.P., MEP V, L.P., Entrepreneurs Fund IV, Entrepreneurs Fund V, Associates Fund IV and Associates Fund V, and disclaims beneficial ownership of all applicable shares except to the extent of his actual pecuniary interest in such shares. The information excludes approximately shares (based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) underlying an option award to be granted to Mr. Wu upon the pricing of this offering. The option award will vest and become exercisable as to 1/12th of the underlying shares on each monthly anniversary of the date of this prospectus, subject to continued service through each applicable vesting date, approximately shares of which may be acquired pursuant to the exercise of such option award within 60 days of August 31, 2020.

Description of capital stock

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws and the amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                  shares of common stock, par value $0.0001 per share, and                  shares of preferred stock, par value $0.0001 per share.

Common stock

Outstanding shares

As of June 30, 2020, after giving effect to the conversion of all of our shares of convertible preferred stock outstanding as of June 30, 2020 and all of our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the $10.3 million aggregate principal amount and accrued interest of our convertible promissory notes issued and sold in March and April 2020) into an aggregate of 84,589,700 shares of our common stock immediately prior to the completion of this offering, we had 85,431,188 shares of common stock outstanding held of record by 152 stockholders.

Voting rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred stock

Upon the completion of this offering, all of our currently outstanding shares of convertible preferred stock will convert into common stock and we will not have any preferred shares outstanding. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock options

As of June 30, 2020, 10,133,628 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $0.63 per share (after giving effect to the repricing of certain stock options in August 2020), and an additional 10,958,600 shares of our common stock are issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2020, with a weighted-average exercise price of $1.01 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and director compensation—Equity incentive plans.”

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of June 30, 2020 and an additional warrant to purchase shares of our stock issued in September 2020. Immediately prior to the completion of this offering, the warrants to purchase shares of our Series A convertible preferred stock, warrants to purchase shares of our Series B-1 convertible preferred stock and warrants to purchase shares of our Series C convertible preferred stock will convert into warrants to purchase shares of our common stock based on the conversion ratio of the Series A convertible preferred stock, Series B-1 convertible preferred stock or Series C convertible preferred stock, as applicable.

Class of stock underlying warrants	Issue Date	Number of shares of preferred stock exercisable prior to this offering	Number of shares of common stock underlying warrants on as-converted basis	Exercise price per share	Expiration date
Series A convertible preferred stock	December 16, 2014	11,719	22,961	$12.80	December 16, 2022
Series B-1 convertible preferred stock	August 8, 2016	3,555	12,091	$9.14	August 8, 2026
Series B-1 convertible preferred stock	December 22, 2016	19,504	66,332	$9.14	December 22, 2026
Series C convertible preferred stock	June 6, 2018	90,518	101,269	$3.0067	June 6, 2028
Series C convertible preferred stock	June 26, 2019	44,998	50,343	$3.0067	June 6, 2028 and January 31, 2029
Series E convertible preferred stock	September 9, 2020	160,461	160,461	$2.2612	September 9, 2030

Registration rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will terminate upon the earliest of (1) with respect to each stockholder, such date, on or after the closing of this offering, on which all registrable shares held by such stockholder may immediately be sold during a 90 day period pursuant to Rule 144 of the Securities Act, or Rule 144, and (2) five years after the closing of our qualified initial public offering, as defined in our amended and restated certificate of incorporation, as currently in effect.

Demand registration rights

Upon the completion of this offering, holders of up to approximately 84.6 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock as of August 31, 2020 will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, investors holding, collectively, not less than 35% of registrable securities, or approximately 29.6 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock as of August 31, 2020, may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. If such holders exercise their demand registration rights, then holders of approximately 84.6 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock as of August 31, 2020 will be entitled to register their shares, subject to specified conditions and limitations in the corresponding offering.

Piggyback registration rights

In connection with this offering, holders of up to approximately 84.6 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock as of August 31, 2020 are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 registration rights

Upon the completion of this offering, the holders of up to approximately 84.6 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock as of August 31, 2020 will initially be entitled to certain Form S-3 registration rights. The holders of registrable securities may, with respect to not more than two such registrations within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price to the public which equals or exceeds $1.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-takeover provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated Bylaws

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3 % of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and restated certificate of incorporation and amended and restated bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to                  shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors, divided as nearly as equal in number as possible;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, and not by our stockholders; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in control or management of our company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of forum

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the

State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware, or a Foreign Action, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Limitation on liability and indemnification

For a discussion of liability and indemnification, see the section titled “Management—Limitation on liability and indemnification matters.”

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “EAR.”

Transfer agent and registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of restricted shares

Based on the number of shares of our common stock outstanding as of June 30, 2020, upon the closing of this offering and assuming (i) the conversion of our outstanding convertible preferred stock as of June 30, 2020 and our Series E convertible preferred stock issued and sold in July 2020 and August 2020 (including shares issued upon redemption of the 2020 Notes) into an aggregate of 84,589,700 shares of our common stock immediately prior to the completion of this offering, (ii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iii) no exercise of outstanding options or warrants subsequent to June 30, 2020, we will have outstanding an aggregate of                  shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, or Rule 144, or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act, or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701, based on the number of shares of our common stock outstanding (calculated as of June 30, 2020 (including our Series E convertible preferred stock issued and sold in July 2020 and August 2020) on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares, if any, and no exercise of outstanding options), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate number of shares	First date available for sale into public market
shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2020 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately              shares of common stock immediately upon the completion of this offering (calculated as of June 30, 2020 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants subsequent to June 30, 2020); or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and requirements related to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-up agreements

In connection with this offering, we, our directors, our executive officers and the holders of substantially all of our common stock, stock options and other securities convertible into, exercisable or exchangeable for our common stock, have agreed, subject to certain exceptions, with the underwriters not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or enter into any hedging, swap or other agreement or transaction that transfers any of the economic consequences of ownership of shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters, and certain other limited exceptions. These agreements are described in the section titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement, our standard form of option agreement, our standard form of restricted stock agreement and our standard form of restricted stock purchase agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration rights

Upon the completion of this offering, the holders of up to approximately 84.6 million shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-up agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. See the section titled “Description of capital stock—Registration rights.”

Equity incentive plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2020 Plan and our ESPP. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Material U.S. federal income tax consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the alternative minimum tax and the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS

ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend policy,” we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the common stock is not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses of up to $                relating to the clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act of 1933, relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans.

Our directors, executive officers and the holders of substantially all of our common stock, stock options and other securities convertible into, exercisable or exchangeable for our common stock, which we refer to as lock-up parties, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to do any of the foregoing, subject to certain exceptions.

The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including among other items:

•	subject to certain limitations, transfers as a bona fide gift or gifts;

•	subject to certain limitations, transfers by will, other testamentary document or intestacy;

•

subject to certain limitations, transfers to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, or if the transferor is a trust, to a trustor or beneficiary of the trust, or to the estate of a beneficiary of such trust;

•

subject to certain limitations, transfers to a partnership, limited liability company or other entity of which the transferor and/or the immediate family of the transferor are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

•

subject to certain limitations, if the transferor is a corporation, partnership, limited liability company, trust or other business entity, transfers as part of a distribution to the members, partners, stockholders or other equityholders of the transferor, or to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the transferor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the transferor or its affiliates;

•	subject to certain limitations, transfers by operation of law pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court order;

•	transfers to us from an employee or other service provider upon death, disability or termination of employment or service, in each case, of such employee or service provider;

•	subject to certain limitations, sales or transfers of shares acquired in this offering, or on the open market after this offering;

•

subject to certain limitations, transfers to us to cover tax withholdings upon a vesting, exercise or settlement event of any equity award granted under a stock incentive plan, stock purchase plan or other equity award plan;

•

subject to certain limitations, transfers to us by way of cashless exercise of (i) an option to purchase common stock granted under a stock incentive plan, stock purchase plan or other equity award plan or (ii) a warrant, in either case described in this prospectus;

•

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control that has been approved by our board of directors; and

•	subject to certain limitations, the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act.

The representatives, in their sole discretion, may release the common stock subject to the lock-up agreements described above in whole or in part at any time with or without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “EAR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal

Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea, or the FSCMA, and the decrees and regulations thereunder and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea, or the FETL, and the decrees and regulations thereunder. The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or South African Companies Act, is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i)  persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)   the South African Public Investment Corporation;

(iii)  persons or entities regulated by the Reserve Bank of South Africa;

(iv)  authorized financial service providers under South African law;

(v)   financial institutions recognized as such under South African law;

(vi)  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)  any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 63,976 shares of our convertible preferred stock which will be converted into an aggregate of 72,208 shares of common stock immediately prior to the completion of this offering.

Experts

The consolidated financial statements included in this Prospectus and the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to a going concern uncertainty. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.eargo.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our common stock.

Eargo, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Eargo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eargo, Inc. and its subsidiary (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses, negative cash flows from operations and negative working capital, that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

March 6, 2020

We have served as the Company’s auditor since 2018.

Eargo Inc.

Consolidated balance sheets

(In thousands, except share and per share amounts)

	December 31,
	2018	2019

ASSETS

Current assets:
Cash and cash equivalents	$51,051	$13,384
Restricted cash	150	—
Accounts receivable, net	965	2,051
Inventories	2,160	2,880
Prepaid expenses and other current assets	1,363	1,598

Total current assets	55,689	19,913
Property and equipment, net	2,949	5,400
Other assets	404	1,992

Total assets	$59,042	$27,305

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$5,175	$5,428
Accrued expenses	5,723	9,939
Term loans, current portion	—	4,800
Other current liabilities	1,690	1,717
Deferred revenue, current	72	406

Total current liabilities	12,660	22,290
Deferred revenue, noncurrent portion	89	269
Term loans, noncurrent portion	6,990	7,446
Convertible preferred stock warrant liability	81	396
Other liabilities	206	127

Total liabilities	20,026	30,528

Commitments and contingencies (Note 5)
Convertible preferred stock, $0.0001 par value; 36,269,166 shares authorized as of December 31, 2018 and 2019; 35,283,614 and 35,477,581 shares issued and outstanding as of December 31, 2018 and 2019, actual; aggregate liquidation preference of $148.5 million as of December 31, 2019	152,015	152,880

	December 31,
	2018	2019

Stockholders’ deficit:
Common stock, $0.0001 par value; 55,190,000 shares authorized as of December 31, 2018 and 2019; 695,563 and 797,914 shares issued and outstanding as of December 31, 2018 and 2019, actual	—	—
Additional paid-in capital	1,718	3,100
Accumulated deficit	(114,717)	(159,203)

Total stockholders’ deficit	(112,999)	(156,103)

Total liabilities, convertible preferred stock and stockholders’ deficit	$59,042	$27,305

The accompanying notes are an integral part of these consolidated financial statements.

Eargo, Inc.

Consolidated statements of operations and comprehensive loss

(In thousands, except share and per share amounts)

	Year ended December 31,
	2017	2018	2019
Revenue, net	$6,620	$23,163		$32,790
Cost of revenue	4,467	11,423		15,790

Gross profit	2,153	11,740		17,000

Operating expenses:
Research and development	5,449	9,520		12,841
Sales and marketing	9,269	25,540		35,725
General and administrative	5,774	8,251		12,470

Total operating expenses	20,492	43,311		61,036

Loss from operations	(18,339)	(31,571)		(44,036)

Other income (expense), net:
Interest income	35	164		627
Interest expense	(1,783)	(424)		(711)
Other income (expense), net	(1,181)	(1,403)		(366)
Loss on extinguishment of debt	(3,348)	(559)		—

Total other income (expense), net	(6,277)	(2,222)		(450)

Loss before income taxes	(24,616)	(33,793)		(44,486)
Income tax provision	—	—		—

Net loss and comprehensive loss	$(24,616)	$(33,793)		$(44,486)

Net loss per share, basic and diluted	$(37.17)	$(49.89)		$(57.82)

Weighted-average shares used in computing net loss per share, basic and diluted	662,246	677,333		769,443

Pro forma net loss per share, basic and diluted (unaudited) (Note 11)			$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited) (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Eargo, Inc.

Consolidated statements of convertible preferred stock and
stockholders’ deficit

(In thousands, except share amounts)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance January 1, 2017	3,870,849	$41,372	643,317	$—	$677	$(56,308)	$(55,631)
Issuance of Series C convertible preferred stock, net of issuance costs of $646	4,032,079	11,477	—	—	—	—	—
Issuance of Series C-1 convertible preferred stock upon extinguishment of convertible notes	8,740,486	26,280	—	—	—	—	—
Stock-based compensation	—	—	—	—	528	—	528
Exercise of stock options	—	—	28,969	—	54	—	54
Net loss and comprehensive loss	—	—	—	—	—	(24,616)	(24,616)

Balance December 31, 2017	16,643,414	79,129	672,286	—	1,259	(80,924)	(79,665)
Issuance of Series C convertible preferred stock, net of issuance costs of $159	7,144,016	21,320	—	—	—	—	—
Settlement of Series C convertible preferred stock tranche liability on second tranche closing of Series C convertible preferred stock	—	479	—	—	—	—	—
Issuance of Series D convertible preferred stock, net of issuance costs of $163	11,496,184	51,087	—	—	—	—	—
Stock-based compensation	—	—	—	—	449	—	449
Exercise of stock options	—	—	23,277	—	10	—	10
Net loss and comprehensive loss	—	—	—	—	—	(33,793)	(33,793)

Balance December 31, 2018	35,283,614	152,015	695,563	—	1,718	(114,717)	(112,999)
Issuance of Series D convertible preferred stock, net of issuance costs of $0	193,967	865	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,339	—	1,339
Exercise of stock options	—	—	102,351	—	43	—	43
Net loss and comprehensive loss	—	—	—	—	—	(44,486)	(44,486)

Balance December 31, 2019	35,477,581	$152,880	797,914	$—	$3,100	$(159,203)	$(156,103)

The accompanying notes are an integral part of these consolidated financial statements.

Eargo, Inc.

Consolidated statements of cash flows

(In thousands)

	Year ended December 31,
	2017	2018	2019

Operating activities:
Net loss	$(24,616)	$(33,793)	$(44,486)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	371	695	1,528
Stock-based compensation	528	449	1,339
Non-cash interest expense and amortization of debt discount	1,315	129	297
Loss on disposal of property and equipment	—	—	24
Loss on extinguishment of debt	3,348	559	—
Change in fair value of warrant liability	(119)	27	274
Change in fair value of derivative liability	1,300	—	—
Change in fair value of tranche liability	—	479	—
Changes in operating assets and liabilities:
Accounts receivable, net	(649)	(314)	(1,086)
Inventories	853	(1,750)	(720)
Prepaid expenses and other current assets	(365)	(512)	(235)
Other assets	(17)	(343)	(406)
Accounts payable	1,591	2,540	163
Accrued expenses	2,181	2,799	3,738
Other current liabilities	10	1,520	27
Deferred revenue	—	161	514
Other liabilities	(23)	205	(79)

Net cash used in operating activities	(14,292)	(27,149)	(39,108)

Investing activities:
Purchases of property and equipment	(369)	(1,718)	(2,167)
Capitalized software development costs	—	(829)	(1,692)

Net cash used in investing activities	(369)	(2,547)	(3,859)

Financing activities:
Proceeds from debt financing	2,000	7,000	5,000
Payments for debt prepayment and extinguishment costs	—	(7,689)	—
Proceeds from stock options exercised	54	10	43
Proceeds from convertible preferred stock issuance, net of issuance costs	11,477	72,407	865
Payments of deferred offering costs	—	—	(758)

Net cash provided by financing activities	13,531	71,728	5,150

Net increase (decrease) in cash and cash equivalents and restricted cash	(1,130)	42,032	(37,817)
Cash and cash equivalents and restricted cash at beginning of year	10,299	9,169	51,201

Cash and cash equivalents and restricted cash at end of year	$9,169	$51,201	$13,384

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,216	$563	$395

Non-cash investing and financing activities:
Property and equipment and capitalized software costs in accounts payable and accrued liabilities	$86	$371	$515

Deferred offering costs in accounts payable and accrued liabilities	$—	$—	$424

Issuance of convertible preferred stock warrants in connection with debt financing	$—	$40	$41

Issuance of Series C-1 convertible preferred stock upon extinguishment of convertible notes	$26,280	$—	$—

Settlement of derivative liability in connection with extinguishment of convertible notes	$3,200	$—	$—

Settlement of Series C convertible preferred stock tranche liability on second tranche closing of Series C convertible preferred stock	$—	$479	$—

The accompanying notes are an integral part of these consolidated financial statements.

Eargo, Inc.

Notes to the consolidated financial statements

1. Nature of operations

Organization and description of business

Eargo, Inc. was incorporated as Aria Innovations, Inc. in Delaware on November 12, 2010. The name of the Company was changed to Eargo, Inc. on November 19, 2014. Eargo, Inc. and its wholly-owned subsidiary (collectively, the “Company”), is a consumer-focused medical device company that develops and sells hearing aids to assist people with hearing loss.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

The Company has incurred losses and negative cash flows from operations since its inception. As of December 31, 2019, the Company has cash and cash equivalents of $13.4 million, negative working capital of $2.4 million and an accumulated deficit of $159.2 million. The Company has financed its operations primarily with the proceeds from the issuance of convertible preferred stock and debt financing, and to a lesser extent, revenues from product sales. The Company’s long-term success is dependent upon its ability to successfully develop, commercialize and market its products, earn revenue, obtain additional capital when needed and ultimately achieve profitable operations.

Management expects to incur additional substantial losses in the foreseeable future. The Company believes without any future financing, it will not be able to satisfy its obligations as they become due within one year from the date the consolidated financial statements are issued. If the Company is unable to raise additional funding to meet its operational needs, it will be forced to limit or cease its operations. The negative cash flows and current lack of financial resources of the Company raise substantial doubt as to the Company’s ability to continue as a going concern.

2. Summary of significant accounting policies

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of Eargo, Inc. and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, allowance for sales returns,

Eargo, Inc.

Notes to the consolidated financial statements

the fair value of equity securities, the fair value of financial instruments, net realizable value of inventory, certain accruals and recoverability of the Company’s net deferred tax assets and the related valuation allowance. Management periodically evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Unaudited pro forma financial information

Pro forma basic and diluted net loss per common share has been computed to give effect to the conversion of all outstanding convertible preferred stock into shares of common stock as if the conversion had occurred on the later of the beginning of the period or the issuance date of the convertible preferred stock. The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the convertible preferred stock warrant liability. The unaudited pro forma financial information and unaudited pro forma net loss per common share do not include the shares expected to be sold in, and related proceeds to be received from, the IPO.

Cash, cash equivalents and restricted cash

Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less from the purchase date. Cash equivalents consist primarily of amounts invested in money market accounts and are stated at fair value.

As of December 31, 2018 the Company had $0.2 million in an outstanding letter of credit related to its operating lease. The letter of credit was collateralized by a restricted cash deposit account consisting of short-term money market funds. The Company does not have any amounts classified as restricted cash as of December 31, 2019.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31,
	2018	2019
	(in thousands)
Cash and cash equivalents	$51,051	$13,384
Restricted cash	150	—

Total cash, cash equivalents, and restricted cash	$51,201	$13,384

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposit accounts, money market accounts and accounts receivable, including credit card receivables. The Company maintains its cash and cash equivalents, which may, at times, exceed federally insured limits, with financial institutions of high credit standing. As of December 31, 2019, the Company has not experienced any losses on its deposit accounts and money market accounts. As of December 31, 2019, the Company does not

Eargo, Inc.

Notes to the consolidated financial statements

believe there is significant financial risk from nonperformance by the issuers of the Company’s deposit accounts and money market accounts. Approximately, 45% and 4% of the Company’s accounts receivable are from a third-party financing vendor as of December 31, 2018 and 2019, respectively. Approximately nil and 39% of the Company’s accounts receivable are related to reimbursement from an insurance company as of December 31, 2018 and 2019, respectively.

Fair value measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date.

The Company measures fair value based on a three-level hierarchy of inputs, of which the first two are considered observable and the last unobservable. Unobservable inputs reflect the Company’s own assumptions about current market conditions. The Company maximizes the use of observable inputs, where available, and minimizes the use of unobservable inputs when measuring fair value. The three-level hierarchy of inputs is as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of the Company’s outstanding term loan is estimated using the net present value of the payments, discounted at an interest rate that is consistent with a market interest rate, which is a Level 2 input. The fair value of the outstanding term loan approximates the carrying amount as the term loan bears a floating rate that approximates the market interest rate. Refer to Note 3 for discussion of certain other financial instruments.

Accounts receivable, net

Accounts receivable represents amounts due from third-party institutions for credit card and debit card transactions and trade accounts receivable. Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment

Eargo, Inc.

Notes to the consolidated financial statements

of the collectibility of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. As of December 31, 2018, the Company did not have an allowance for doubtful accounts. As of December 31, 2019, the Company recorded an allowance for doubtful accounts of $0.2 million. The allowance for doubtful accounts charges are recorded as a component of general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) and net realizable value. Inventory consists of purchased components for producing hearing aid products and accessories and finished goods. Provisions for slow-moving, excess or obsolete inventories are recorded when required to reduce inventory values to their estimated net realizable values based on product life cycle, development plans or quality issues.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets and any resulting gain or loss is reflected in operations in the period realized. Repairs and maintenance are expensed as incurred.

Capitalized software development costs

The Company capitalizes software purchased for internal use and qualified costs incurred in connection with the development of internal use software. Purchased software consists of software products and licenses, which are amortized over the lesser of their estimated useful life or the contractual term. Internally developed software costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external direct costs of the development are capitalized until the software is substantially complete and ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable that the expenditure will result in additional functionality. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Post-implementation activities including training and maintenance are expensed as incurred. Capitalized costs less accumulated amortization are recorded as a component of property and equipment, net on the consolidated balance sheets.

Deferred offering costs

Offering costs, consisting of legal, accounting, printer and filing fees related to the Company’s planned initial public offering (“IPO”), are deferred and will be offset against proceeds from the IPO upon the effectiveness of

Eargo, Inc.

Notes to the consolidated financial statements

the offering. In the event the offering is terminated, all deferred offering costs will be expensed. The Company recorded deferred offering costs of nil and $1.2 million as other assets on the consolidated balance sheets as of December 31, 2018 and 2019, respectively.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or group of assets may not be fully recoverable. Recoverability is measured by comparing the carrying amount to the future net undiscounted cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. The Company has not identified any such impairment losses to date.

Product warranty

The Company provides a one-year limited warranty on its hearing aid products and accrues for the estimated future costs of repair or replacement upon shipment of the original product. The warranty expense is accrued as a liability and recorded to cost of revenue and is based upon current and historical information for the cost to repair or replace the product.

Convertible preferred stock warrant liability

The Company accounts for its convertible preferred stock warrants issued in connection with its various financing transactions based upon the characteristics and provisions of the instrument. Convertible preferred stock warrants classified as liabilities are recorded on the consolidated balance sheets at their fair value on the date of issuance and remeasured to fair value at each reporting period, with the changes in fair value recognized as other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in the fair value of these warrants until the earlier of the exercise of the warrants, the expiration of the warrants, or until such time as the warrants are no longer considered liability instruments.

Derivative liability

The Company’s convertible notes issued in 2016 (the “2016 Notes”) contain certain features that meet the definition of being embedded derivatives requiring bifurcation from the 2016 Notes as a freestanding financial instrument. The derivative liability is initially measured at fair value on issuance and is subject to remeasurement at each reporting period with changes in fair value recognized in other income (expense), net in the consolidated statements of operations and comprehensive loss. In October 2017, the derivative liability was settled upon the extinguishment of the 2016 Notes. Refer to Note 3 and Note 6 for further discussion.

Convertible preferred stock tranche liability

The Company’s obligation to issue additional shares of its Series C convertible preferred stock at a fixed price in a future closing represents a freestanding financial instrument. The tranche liability is initially measured at fair value and is subject to remeasurement at each reporting period with changes in fair value recognized in other

Eargo, Inc.

Notes to the consolidated financial statements

income (expense), net in the consolidated statements of operations and comprehensive loss. The tranche liability was settled on the second tranche closing of the Company’s Series C convertible preferred stock financing in March 2018. Refer to Note 3 and Note 7 for further discussion.

Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective January 1, 2019. As discussed below in the section titled “Recently adopted accounting pronouncements”, ASC 606 provides a single revenue recognition model that supersedes ASC 605 and most industry specific guidance under legacy U.S. GAAP.

The Company’s revenue is generated from the sale of products (hearing aid systems and related accessories) and services (extended warranties). These products and services are primarily sold directly to customers through Eargo website and the Company sales representatives.

Under ASC 606, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by following a five step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Identify the contract with a customer. The Company generally considers completion of an Eargo sales order (which requires customer acceptance of the Company’s click-through terms and conditions for website sales and authorization of payment through credit card or another form of payment for sales made over the phone) as a customer contract provided that collection is considered probable. For payments that are not made upfront by credit card, the Company assesses customer creditworthiness based on credit checks, payment history, and/or other circumstances.

Identify the performance obligations in the contract. Product performance obligations include hearing aid systems and related accessories and service performance obligations include extended warranty coverage. The Company also offers customers a one-time replacement of certain components of the hearing aid system for a fee (i.e., “loss and damage policy”), which represents an option with material right. However, as the historical redemption rate under the policy has been low, the option is not accounted for as a separate performance obligation. The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

The Company has elected to treat shipping and handling activities performed after a customer obtains control of products as a fulfillment activity.

Determine the transaction price and allocation to performance obligations. The transaction price in the Company’s customer contracts consists of both fixed and variable consideration. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes the 45-day right of return that applies to all products. To estimate product returns, the Company analyzes historical return levels, current economic trends, and changes in customer demand. Based on this information, the Company reserves a percentage of product sale revenue and accounts for the estimated impact as a reduction in the transaction price.

Eargo, Inc.

Notes to the consolidated financial statements

Allocate the transaction price to the performance obligations in the contract. For contracts that contain multiple performance obligations, the Company allocates the transaction price to the performance obligations on a relative standalone selling price basis. Standalone selling prices are based on multiple factors including, but not limited to historical discounting trends for products and services, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles.

Recognize revenue when or as the Company satisfies a performance obligation. Revenue for products (hearing aid systems and related accessories) is recognized at a point in time, which is generally upon shipment. Revenue for services (extended warranty) is recognized over time on a ratable basis over the warranty period.

Contract costs

The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as expense when incurred if the amortization period would be one year or less. These incremental costs include processing fees paid to third-party financing vendors, who provide the Company’s customers with the option to finance their purchase. If a customer elects to utilize this service, the Company receives a non-recourse upfront payment for the product sold, less processing fee withheld by the financing vendor. These processing fees are recognized in cost of revenue in the consolidated statements of operations and comprehensive loss as incurred.

Cost of revenue

Cost of revenue consists of expenses relating to the cost of finished goods, freight, personnel costs, consumables, warranty costs, transaction fees including processing fees paid to third-party financing vendors, allocated facility overhead costs, depreciation and amortization.

Research and development

Research and development expenses consist of personnel costs, travel expenses, tools, prototype materials and product certification and are charged to expense as incurred.

Sales and marketing

Sales and marketing expenses consist of personnel costs, travel expenses, consulting fees, public relations costs, direct marketing, advertising and promotional expenses and allocated facility overhead costs. The Company recorded advertising costs, which are expensed as incurred, of $3.2 million, $12.3 million and $18.6 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Stock-based compensation

The Company accounts for stock-based awards at fair value. The fair value of stock options is measured using the Black-Scholes option-pricing model. For stock-based awards that vest subject to the satisfaction of a service requirement, the fair value measurement date is the date of grant and the expense is recognized on a straight-line basis over the vesting period. For stock-based awards with performance-based vesting conditions, the expense is recognized over the vesting period using the accelerated attribution method. The Company accounts for forfeitures as they occur.

Eargo, Inc.

Notes to the consolidated financial statements

Income taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Financial statement effects of uncertain tax positions are recognized when it is more-likely-than-not that the position will be sustained upon examination. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. To date, the Company has viewed its operations and manages its business as one operating and reportable segment, with all operations in the United States.

Employee benefit plan

The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. There have been no employer contributions under this plan to date.

Net loss per share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potential dilutive shares of common stock. As the Company has been in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Eargo, Inc.

Notes to the consolidated financial statements

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance provides principles for recognizing revenue to which an entity expects to be entitled for the transfer of promised goods or services to customers. This standard was effective for the Company in the fiscal year beginning January 1, 2019. Upon adoption the Company elected to use the full retrospective transition method, which requires the Company to restate each prior reporting period presented for the impact of adoption of the standard. The adoption of ASC 606 did not impact the previously reported financial statements in any prior period nor did it result in a cumulative effect adjustment to retained earnings.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company early adopted this standard in the fiscal year beginning January 1, 2019. The adoption of this guidance did not materially impact the Company’s consolidated financial statements.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use (“ROU”) asset for the right to use the underlying asset for the lease term. This new standard will be effective for the Company in its fiscal year beginning January 1, 2020; early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases to clarify the implementation guidance and ASU No. 2018-11, Leases (Topic 842) Targeted Improvements. This updated guidance provides an optional transition method to the modified retrospective approach with optional practical expedients, which allows for the initial application of the new accounting standard at the adoption date and the recognition of a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements. The Company will adopt this new standard as of January 1, 2020 by electing such optional transition method.

The Company has made substantial progress in executing the new standard implementation plan and currently believes that the most significant impact will be related to the recognition of ROU assets and lease liabilities on the Company’s consolidated balance sheets, primarily relating to its property leases. The Company will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things allows the Company to carry forward the historical lease classification and determination of whether initial direct costs qualify for capitalization. In addition, the Company will not separate non-lease components from the associated lease components and will not recognize ROU assets and lease liabilities for leases with a term of 12 months or less. The Company does not expect to elect the use-of-hindsight practical expedient permitted under the transition guidance within the new lease standard.

The balance sheet amount recorded for existing leases at the date of adoption must be calculated using the applicable incremental borrowing rate at the date of adoption if the implicit rate is not readily determinable. The interest rate implicit in the Company’s lease contracts is not readily determinable. As a result, the Company will utilize its incremental borrowing rate, which reflects the rate of interest that a lessee would have to pay to

Eargo, Inc.

Notes to the consolidated financial statements

borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. In transition to ASC 842, the Company expects to utilize the total lease term of its leases in determining the appropriate incremental borrowing rates.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. This new standard is effective for the Company in the fiscal year beginning January 1, 2023 and must be adopted using a modified retrospective approach, with certain exceptions. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends the disclosure requirements for fair value measurements by removing, modifying and adding certain disclosures. This new standard is effective for the Company in the fiscal year beginning January 1, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

3. Fair value measurements

The following tables summarize the Company’s financial assets and liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(in thousands)

Assets:
Restricted cash	$150	$—	$—	$150

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$81	$81

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$396	$396

Convertible preferred stock warrant liability

The Company estimates the fair value of its convertible preferred stock warrant liability using the Black-Scholes option-pricing model, assumptions that are based on the individual characteristics of the warrants on the valuation date, and assumptions related to the fair value of the underlying stock, expected volatility, expected life, dividends, and risk-free interest rate. Due to the nature of these inputs, the warrants are considered a Level 3 liability.

Eargo, Inc.

Notes to the consolidated financial statements

The fair value of the convertible preferred stock warrants as of December 31, 2019 was determined by probability-weighting the fair value under a scenario in which the Company completes an IPO and a scenario in which the Company stays private. Refer to Note 8 for the assumptions used in estimating the fair value of the warrants.

The following table provides a summary of the change in the estimated fair value of the Company’s convertible preferred stock warrant liability:

Total
(in thousands)
Balance — January 1, 2017	$133
Change in fair value of warrant liability	(119)

Balance — December 31, 2017	14
Fair value of convertible preferred stock warrants issued in connection with debt financing	40
Change in fair value of warrant liability	27

Balance — December 31, 2018	81
Fair value of convertible preferred stock warrants issued in connection with debt financing	41
Change in fair value of warrant liability	274

Balance — December 31, 2019	$396

Derivative liability

The 2016 Notes contain embedded derivatives requiring bifurcation as a separate freestanding instrument. The Company estimated the fair value of the derivative liability on issuance using a “with-and-without” method. The “with-and-without” methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance.

The following table provides a summary of the change in the estimated fair value of the Company’s derivative liability:

Total
(in thousands)
Balance — January 1, 2017	$1,900
Change in fair value of derivative liability	1,300
Settlement of derivative liability in connection with extinguishment of convertible notes	(3,200)

Balance — December 31, 2017	$—

In October 2017, the embedded derivative liability was settled upon the extinguishment of the 2016 Notes. Refer to Note 6 for further discussion.

Convertible preferred stock tranche liability

The Company’s Series C convertible preferred stock tranche liability contains unobservable inputs that reflect management’s own assumptions for which there is little, if any, market activity at the measurement date. The

Eargo, Inc.

Notes to the consolidated financial statements

fair value of the tranche liability was determined to be immaterial upon issuance in 2017 and as of December 31, 2017. Upon the second tranche closing of the Company’s Series C convertible preferred stock financing in March 2018, the tranche liability was remeasured using a hybrid of a probability-weighted expected return model and an option pricing model.

The following table provides a summary of changes in the estimated fair value of the Company’s tranche liability:

Total
(in thousands)
Balance — December 31, 2017	$—
Change in fair value of tranche liability	479
Settlement of the tranche liability	(479)

Balance — December 31, 2018	$—

On the second tranche closing of the Company’s Series C convertible preferred stock financing in March 2018, the tranche liability was reclassified to Series C convertible preferred stock.

4. Balance sheet components

Inventories

Inventories consist primarily of raw materials related to component parts and finished goods. The following is a summary of the Company’s inventories by category:

	December 31,
	2018	2019
	(in thousands)
Raw materials	$898	$1,115
Finished goods	1,262	1,765

Total inventories	$2,160	$2,880

Property and equipment, net

Property and equipment, net, consists of the following:

	December 31,
	2018	2019
	(in thousands)
Tools and lab equipment	$1,711	$2,885
Capitalized software	898	3,148
Furniture and fixtures	605	906
Leasehold improvements	559	757
Computer and equipment	387	423

	4,160	8,119
Less accumulated depreciation and amortization	(1,211)	(2,719)

Total property and equipment, net	$2,949	$5,400

Eargo, Inc.

Notes to the consolidated financial statements

Depreciation and amortization for the years ended December 31, 2017 and 2018 amounted to $0.4 million and $0.7 million, respectively, none of which related to amortization of capitalized software costs. Capitalized software costs pertain to internally developed software that was not substantially complete and ready for its intended use as of December 31, 2018. Depreciation and amortization for the year ended December 31, 2019, was $1.5 million, which includes amortization of capitalized software costs of $0.3 million.

Accrued expenses

Accrued expenses consist of the following:

	December 31,
	2018	2019
	(in thousands)
Allowance for sales returns	$2,713	$3,759
Accrued compensation	1,682	2,739
Accrued vendor costs	830	2,776
Refunds due to customers	445	215
Accrued warranty reserve	53	450

Total accrued expenses	$5,723	$9,939

Allowance for sales returns

The allowance for sales returns consists of the following activity:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Allowance for sales returns, beginning balance	$25	$1,198	$2,713
Charged to revenue	4,116	17,848	17,739
Utilization of allowance for sales returns	(2,943)	(16,333)	(16,693)

Allowance for sales returns, ending balance	$1,198	$2,713	$3,759

Accrued warranty reserve

The accrued warranty reserve consists of the following activity:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Accrued warranty reserve, beginning balance	$93	$39	$53
Charged to cost of revenue	202	57	1,589
Utilization of accrued warranty reserve	(256)	(43)	(1,192)

Accrued warranty reserve, ending balance	$39	$53	$450

Eargo, Inc.

Notes to the consolidated financial statements

5. Commitment and contingencies

Operating leases

The Company has entered into non-cancelable operating leases for its offices, which expire on various dates through 2022. These leases generally contain scheduled rent increases and renewal options. The Company recognizes rent expense on a straight-line basis over the term of the underlying leases. Rent expense was $0.6 million, $0.8 million, and $1.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, future minimum lease payments under non-cancelable operating leases with remaining lease terms in excess of one year are as follows:

Year ending December 31:	Operating leases
(in thousands)
2020	$1,349
2021	1,092
2022	167

Total minimum future lease payments	$2,608

Litigation

The Company may become involved in legal proceedings in the ordinary course of its business. The Company does not believe that any lawsuits or claims currently pending against it, individually or in the aggregate, are material, or will have a material adverse effect on its financial condition, results of operations or cash flows. The Company is subject to review from federal and state taxing authorities in order to validate the amounts of income, sales and/or use taxes which have been claimed and remitted. The Company has estimated exposure and established reserves for its estimated sales tax audit liability.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

6. Debt obligations

2014 loan agreement

In December 2014, the Company entered into a Loan and Security Agreement (the “2014 Loan Agreement”) with Silicon Valley Bank, which was subsequently amended. Under the terms of the 2014 Loan Agreement, the Company borrowed a total of $7.0 million in term notes and issued warrants to purchase 11,719 shares of Series A convertible preferred stock and 23,059 shares of Series B-1 convertible preferred stock. The estimated fair

Eargo, Inc.

Notes to the consolidated financial statements

value of the warrants at issuance was recorded as a discount on the loan and amortized into interest expense over the expected life of the loan. In June 2018, the Company repaid the outstanding balance of $5.9 million, as well as a prepayment fee of $0.1 million and a final payment fee of $0.6 million. In connection with the repayment of the term note, the Company recognized a loss on extinguishment of $0.6 million for the year ended December 31, 2018.

2018 loan agreement

In June 2018, the Company entered into a new Loan and Security Agreement (the “2018 Loan Agreement”) with Silicon Valley Bank. Under the terms of the 2018 Loan Agreement, Silicon Valley Bank made available to the Company term loans in an aggregate principal amount of $12.5 million and the Company borrowed $5.0 million in October 2018, $1.0 million in November 2018 and $1.0 million in December 2018. The term loans under the 2018 Loan Agreement mature in June 2022, with interest-only monthly payments for a specified period of time. Interest on the term loans accrues at a per annum rate equal to the Wall Street Journal prime rate minus 1.0% (3.75% as of December 31, 2019), with a floor of 0.0%.

In January 2019, the Company executed the First Amendment to the Loan and Security Agreement (the “Amended 2018 Loan Agreement”), which extended the interest-only period for all borrowings under the agreement until January 2020 or, if the Company achieves certain milestones, July 2020. No other terms were amended. In June 2019, the Company borrowed an additional $5.0 million to increase the total principal balance to $12.0 million.

Terms of the loan and security agreement include a final payment fee equal to 6.0% of the original aggregate principal amount, or $0.7 million based on advances as of December 31, 2019. The final payment fee is accrued over the term of the loan using the effective interest method. This amount is due upon the earliest of maturity, acceleration, prepayment or termination of the Amended 2018 Loan Agreement.

In connection with the execution of the 2018 Loan Agreement, the Company issued warrants to purchase 90,518 shares of Series C convertible preferred stock. In connection with the June 2019 borrowing, the Company issued Silicon Valley Bank warrants to purchase 44,998 shares of Series C convertible preferred stock. The estimated fair value of the warrants at issuance was recorded as a discount on the loan and is amortized to interest expense over the term of the agreement using the effective interest method.

Borrowings under the Amended 2018 Loan Agreement are collateralized by all the assets of the Company, excluding intellectual property (but including rights to payment and proceeds thereof) and certain other assets. The Amended 2018 Loan Agreement contains customary affirmative and restrictive covenants, including with respect to the Company’s ability to enter into fundamental transactions, incur additional indebtedness, grant liens, pay any dividend or make any distributions to its holders, make investments, merge or consolidate with any other person or engage in transactions with the Company’s affiliates, but do not include any financial covenants.

During the years ended December 31, 2018 and 2019, the Company recognized interest expense related to the term loans of $0.1 million and $0.7 million, respectively, which is inclusive of amortization of debt discount.

Eargo, Inc.

Notes to the consolidated financial statements

The balance of the term loans is as follows:

	December 31,

	2018	2019
	(in thousands)
Principal value of long-term debt	$7,000	$12,000
Net of debt discount and accretion of final payment	(10)	246

Term loan, current and noncurrent	6,990	12,246
Less: Term loan, current portion	—	(4,800)

Term loan, noncurrent portion	$6,990	$7,446

Future minimum payments of principal and estimated payments of interest on the Company’s outstanding variable rate borrowings as of December 31, 2019 are as follows:

Year ending December 31:	Total
(in thousands)
2020	$5,171
2021	4,989
2022	3,146

Total future payments	13,306
Less amounts representing interest	(586)
Less final payment	(720)

Total principal amount of term loan payments	$12,000

Convertible notes

In 2016, the Company issued an aggregate of $20.1 million in convertible promissory notes to new and existing shareholders. The 2016 Notes accrued interest at a rate of 5.0% per annum and mature in three years from the date of issuance.

In the event of a qualified sale of preferred stock resulting in aggregate gross proceeds to the Company of at least $15.0 million, including at least $5.0 million from the lead investor, all principal and accrued and unpaid interest under the 2016 Notes will be automatically convertible into, at the option of the holders holding a majority in outstanding principal amount of the 2016 Notes, either (i) the preferred stock issued in such a financing at a price per share equal to 80% of the lowest price per share of the preferred stock sold in the financing (redemption feature), or (ii) the Company’s Series B-1 convertible preferred stock at its original issue price. The 2016 Notes also contain an option whereby in the event of a change of control event, at the option of the holders holding a majority in outstanding principal amount of the 2016 Notes, all principal and accrued and unpaid interest under the 2016 Notes will be convertible into the Company’s Series B-1 convertible preferred stock at its original issue price or, alternatively, such holders may elect to require the Company to pay to all 2016 Note holders an amount equal to the principal amount then outstanding and any accrued but unpaid interest plus an amount equal to 100% of the outstanding principal amount (put option).

The redemption feature and the put option contained in the 2016 Notes were determined to be embedded derivatives requiring bifurcation as a combined freestanding instrument.

Eargo, Inc.

Notes to the consolidated financial statements

Upon the issuance of the 2016 Notes, the Company recorded the fair value of the derivative liability as a debt discount on the 2016 Notes and as a freestanding derivative liability. The debt discount was being amortized to interest expense using the effective interest method, over the term of the 2016 Notes. The Company recorded interest expense in connection with the 2016 Notes of $1.1 million, which includes amortization of the debt discount of $0.4 million, during the year ended December 31, 2017.

Upon the closing of the Company’s Series C convertible preferred stock offering in October 2017, the 2016 Notes were redeemed under their redemption feature whereby all of the outstanding principal and accrued interest was converted into 8,740,486 shares of Series C-1 convertible preferred stock at a conversion price of $2.4054 per share, a price equal to 80% of the $3.0067 per share paid by investors in the Series C convertible preferred stock financing. The redemption of the 2016 Notes was accounted for as a debt extinguishment, which resulted in a loss of $3.3 million that was recognized in other income (expense) in the consolidated statement of operations and comprehensive loss. The loss on extinguishment was calculated as the difference between (i) the fair value of the shares of Series C-1 convertible preferred stock issued to settle the 2016 Notes and (ii) the carrying value of the 2016 Notes, net of the unamortized debt discount, plus the fair value of the derivative liability associated with the 2016 Notes at the time of extinguishment.

7. Convertible preferred stock

In October 2017 and December 2017, the Company issued an aggregate of 4,032,079 shares of Series C convertible preferred stock at a purchase price of $3.0067 per share in exchange for net proceeds of $11.6 million.

In addition, as discussed in Note 6, the Company issued in October 2017 an aggregate of 8,740,486 shares of Series C-1 convertible preferred stock upon the redemption of its 2016 Notes of $21.0 million.

Pursuant to the terms of the Series C and Series C-1 Purchase Agreement, the Company was obligated to sell additional shares of Series C convertible preferred stock to specified investors at a cash purchase price of $3.0067 per share in a subsequent closing upon achievement of certain milestones by December 31, 2017 (the “Second Tranche Closing”). The Company determined that its obligation to issue additional shares represents a freestanding instrument, initially recorded at fair value, with fair value changes recorded within other income (expense), net in the consolidated statement of operations and comprehensive loss. In March 2018, the Company completed the Second Tranche Closing and issued 3,865,785 shares of Series C convertible preferred stock in exchange for net proceeds of $11.6 million, thereby extinguishing the convertible preferred stock tranche liability. Immediately prior to the closing of the Second Tranche Closing, the Company remeasured the convertible preferred stock tranche liability to its then fair value and the tranche liability balance was reclassified to convertible preferred stock. See Note 3 for further discussion on the Series C convertible preferred stock tranche liability and the related valuations.

In April 2018, the Company issued 3,278,231 shares of Series C convertible preferred stock in an additional closing at a purchase price of $3.0067 per share in exchange for net proceeds of $9.7 million.

In December 2018, the Company issued 11,496,184 shares of Series D convertible preferred stock at a purchase price of $4.4580 per share in exchange for net proceeds of $51.1 million.

In February 2019, the Company issued an additional 193,967 shares of Series D convertible preferred stock at a purchase price of $4.4580 per share in exchange for net proceeds of $0.9 million.

Eargo, Inc.

Notes to the consolidated financial statements

Convertible preferred stock consists of the following:

	December 31, 2018
	Shares authorized	Shares issued and outstanding	Net carrying value	Aggregate liquidation preference
	(in thousands, except share amounts)
Series A convertible preferred stock	1,283,000	1,271,175	$16,130	$16,271
Series B convertible preferred stock	83,000	82,972	2,229	2,473
Series B-1 convertible preferred stock	2,540,000	2,516,702	22,871	23,003
Series C convertible preferred stock	11,284,680	11,176,095	33,418	33,603
Series C-1 convertible preferred stock	8,740,486	8,740,486	26,280	21,024
Series D convertible preferred stock	12,338,000	11,496,184	51,087	51,250

Total convertible preferred stock	36,269,166	35,283,614	$152,015	$147,624

	December 31, 2019
	Shares authorized	Shares issued and outstanding	Net carrying value	Aggregate liquidation preference
	(in thousands, except share amounts)
Series A convertible preferred stock	1,283,000	1,271,175	$16,130	$16,271
Series B convertible preferred stock	83,000	82,972	2,229	2,473
Series B-1 convertible preferred stock	2,540,000	2,516,702	22,871	23,003
Series C convertible preferred stock	11,284,680	11,176,095	33,418	33,603
Series C-1 convertible preferred stock	8,740,486	8,740,486	26,280	21,024
Series D convertible preferred stock	12,338,000	11,690,151	51,952	52,115

Total convertible preferred stock	36,269,166	35,477,581	$152,880	$148,489

The Company classifies its convertible preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the control of the Company (including a merger, acquisition or sale of all or substantially all of the Company’s assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such liquidation event will occur.

The holders of Series A, Series B, Series B-1, Series C, Series C-1 and Series D convertible preferred stock have various rights and preferences as follows:

Voting rights

Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Except as provided by the Company’s amended and restated certificate of incorporation or bylaws, the holders of convertible preferred stock and the holders of common stock vote together as one single class.

Eargo, Inc.

Notes to the consolidated financial statements

Holders of Series A convertible stock, exclusively and as a separate class, shall be entitled to elect one director. Holders of Series B-1 convertible stock, exclusively and as a separate class, shall be entitled to elect two directors. Holders of Series C convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one director. The rights to elect directors are subject to minimum outstanding share requirements for each series.

Dividend rights

The holders of convertible preferred stock are entitled to receive dividends at an annual rate of $1.0240 per share of Series A, $2.3840 per share of Series B, $0.7315 per share of Series B-1, $0.2405 per share of Series C, $0.1924 per share of Series C-1 and $0.3566 per share of Series D convertible preferred stock. Such dividends are payable out of funds legally available, are payable only when and if declared by the Board and are noncumulative. The dividend rates are subject to adjustment for stock splits, stock dividends, combinations, recapitalizations, and similar transactions.

Dividend preference and priority shall be given to holders of outstanding shares of convertible preferred stock over any declaration, payment or setting aside of any dividend on common stock. Any additional dividends declared by the Board of Directors will be paid among the holders of convertible preferred stock and common stock on an as-converted basis. No dividends have been declared to date.

Conversion rights

Each share of convertible preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into that number of shares of common stock as is determined by dividing the original issue price for the relevant series by the conversion price in effect at the time of conversion for such series of convertible preferred stock. The original issue price and the conversion price per share of convertible preferred stock are as follows:

	Original issue price	Conversion price	Conversion ratio as of December 31, 2018	Conversion ratio as of December 31, 2019

Series A convertible preferred stock	$12.80	$9.29	1.3778-to-1	1.3778-to-1
Series B convertible preferred stock	29.80	20.20	1.4752-to-1	1.4752-to-1
Series B-1 convertible preferred stock	9.14	3.0067	3.0399-to-1	3.0399-to-1
Series C convertible preferred stock	3.0067	3.0067	1-to-1	1-to-1
Series C-1 convertible preferred stock	2.4054	2.4054	1-to-1	1-to-1
Series D convertible preferred stock	4.4580	4.4580	1-to-1	1-to-1

Each share of convertible preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public that results in the common stock being traded on the New York Stock Exchange or the Nasdaq Stock Market provided that aggregate gross proceeds to the Company are not less than $60.0 million (before deduction of underwriters commissions and expenses), (ii) the consent of the holders of a majority of the outstanding Series A convertible preferred stock voting as a separate

Eargo, Inc.

Notes to the consolidated financial statements

class with respect to the Series A convertible preferred stock, (iii) the consent of the holders of a majority of the outstanding Series B and Series B-1 convertible preferred stock voting together as a single class on an as-converted basis with respect to the Series B and Series B-1 convertible preferred stock, (iv) the consent of the holders of a majority of the outstanding Series C and Series C-1 convertible preferred stock voting together as a single class on an as-converted basis with respect to the Series C and Series C-1 convertible preferred stock, or (v) the consent of the holders of a majority of the outstanding Series D convertible preferred stock voting as a separate class with respect to the Series D convertible preferred stock.

Liquidation rights

In the event of any liquidation, dissolution, or winding up of the Company, the holders of convertible preferred stock are entitled to receive an amount equal to the greater of (i) the original issue price plus all declared but unpaid dividends and (ii) such amount per share as would have been payable had all shares been converted to common stock prior to such liquidation, dissolution or winding up of the Company. The holders of Series C, Series C-1 and Series D convertible preferred stock are entitled to receive their liquidation amounts prior and in preference to the holders of Series A, Series B and Series B-1 convertible preferred stock and common stock. Following the payments to the Series C, Series C-1 and Series D convertible preferred stock, the holders of Series B-1 convertible preferred stock are entitled to receive their liquidation amounts, prior and in preference to the holders of Series A and Series B convertible preferred stock and common stock. Following the payments to the Series B-1 convertible preferred stock, the holders of Series A and Series B convertible preferred stock are entitled to receive their liquidation amounts, prior and in preference to the holders of common stock.

All remaining assets available for distribution in the event of any liquidation, dissolution, or winding up of the Company are distributed pro rata to the holders of Series C convertible preferred stock, Series C-1 convertible preferred stock and common stock, as if all shares of convertible preferred stock had been converted into common stock, until the holders of the Series C and Series C-1 convertible preferred stock have received an aggregate liquidation amount per share equal to two times the original issue price for such series of convertible preferred stock (the “Participation Feature”).

The Participation Feature will terminate and no longer apply following the Company’s next equity financing (i) with gross proceeds to the Company equal to or in excess of $15.0 million, (ii) including an investment at least $10.0 million from a new investor and (iii) at a pre-money valuation of the Company of at least $250.0 million.

Eargo, Inc.

Notes to the consolidated financial statements

8. Convertible preferred stock warrant liability

The key terms of the outstanding convertible preferred stock warrants are summarized in the following table:

	Warrants outstanding
	Warrants outstanding December 31, 2018	Warrants outstanding December 31, 2019	Exercise price	Expiration
Series A convertible preferred stock warrants	11,719	11,719	$12.80	December 2022
Series B-1 convertible preferred stock warrants	23,059	23,059	$9.14	Various dates in 2026
Series C convertible preferred stock warrants	90,518	135,516	$3.0067	Various dates in 2028 and 2029

Total convertible preferred stock warrants	125,296	170,294

The convertible preferred stock warrants are immediately exercisable in whole or in part over the term of the warrants. In the event of an IPO, all outstanding preferred stock warrants will convert to warrants to purchase the Company’s common stock. No warrants were exercised during the years ended December 31, 2017, 2018 and 2019.

Eargo, Inc.

Notes to the consolidated financial statements

The fair value of the convertible preferred stock warrants was determined using the following assumptions as of each reporting date:

	December 31,
Valuation assumptions:	2017	2018	2019

Expected volatility	24%—33%	25%—27%	43%—67%
Expected term	5.0—9.0 years	4.0—9.4 years	1.0—8.6 years
Risk-free interest rate	2.20%—2.38%	2.48%—2.67%	1.59%—1.88%
Dividend yield	0%	0%	0%

9. Stock-based compensation

Total stock-based compensation is as follows:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$1	$2	$16
Research and development	19	29	232
Sales and marketing	17	25	188
General and administrative	491	393	903

Total stock-based compensation	$528	$449	$1,339

Stock-based compensation includes the impact of the Company repricing its stock options in November 2017 by canceling all existing outstanding option grants with a per share exercise price higher than $0.43 in exchange for new option grants at an exercise price of $0.43 per share. Except for the change in exercise price, the new options had the same terms and conditions as the original options, including the contractual term, vesting schedule and the vesting start date. The total amount of stock-based compensation associated with the repricing was $0.1 million. Amounts relating to options that were already vested were recorded on the date of the modification and amounts relating to options that were unvested are expensed over the remaining vesting term of the new options.

Determination of fair value

The estimated grant-date fair value of the Company’s stock-based awards was calculated using the Black-Scholes option pricing model, based on the following assumptions:

	Year ended December 31,
Valuation assumptions:	2017	2018	2019
Expected volatility	23%—29%	23%—27%	58%—60%
Expected term	5.0—10.0 years	5.5—10.0 years	5.0—10.0 years
Risk-free interest rate	1.95%—2.38%	2.46%—3.19%	1.46%—2.51%
Dividend yield	0%	0%	0%

Eargo, Inc.

Notes to the consolidated financial statements

The fair value of each stock option grant was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The Company’s historical share option exercise information is limited due to a lack of sufficient data points and does not provide a reasonable basis upon which to estimate an expected term for employee options. The expected term for employee option grants is therefore determined using the simplified method, which is the midpoint between the vesting period and the contractual life. The expected term for nonemployee options is the contractual term.

Expected volatility—The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry that are considered to be comparable to the Company’s business over a period equivalent to the expected term of the stock-based awards as there has been no trading history of the Company’s common stock.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

Expected dividend yield—The expected dividend yield is zero as the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

Fair value of common stock—The fair value of the shares of the Company’s common stock underlying the stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, its board of directors has determined the fair value of the Company’s common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuation of its common stock prepared by an independent third-party valuation firm, valuations of comparable companies, sales of the Company’s convertible preferred stock, the Company’s operating and financial performance, the lack of liquidity of the Company’s capital stock and the general and industry-specific economic outlooks.

Equity incentive plan

In November 2010, the Company adopted the 2010 Equity Incentive Plan (the “2010 Plan”) pursuant to which the Board of Directors may grant incentive stock options to purchase shares of the Company’s common stock, non-statutory stock options to purchase shares of the Company’s common stock, restricted stock awards, unrestricted stock awards, and restricted stock units. Stock options must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. As of December 31, 2019, the Company had reserved 11,259,273 shares of common stock for issuance under the 2010 Plan.

Eargo, Inc.

Notes to the consolidated financial statements

Activity under the 2010 Plan is set forth below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in thousands)
Balance January 1, 2017	803,552	$4.10	9.02	$67
Grants	4,247,643	0.59
Exercises	(28,969)	1.86
Cancelled/forfeited	(156,769)	2.96

Balance December 31, 2017	4,865,457	$1.33	9.65	$5
Grants	1,923,739	0.45
Exercises	(23,277)	0.43
Cancelled/forfeited	(220,699)	0.45

Balance December 31, 2018	6,545,220	$0.43	8.08	$197
Grants	4,807,663	1.65
Exercises	(102,351)	0.42
Cancelled/forfeited	(828,143)	0.66

Balance December 31, 2019	10,422,389	$0.98	8.55	$16,440

Vested and exercisable at December 31, 2019	3,610,086	$0.55	7.80	$7,198

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017, 2018 and 2019 was $0.18, $0.13 and $0.95 per share, respectively.

The aggregate intrinsic values of options outstanding and vested and exercisable were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the Board of Directors. The intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was immaterial in each period. There is no future tax benefit related to options exercised, as the Company has accumulated net operating losses as of December 31, 2017, 2018 and 2019.

As of December 31, 2019, total unrecognized stock-based compensation related to outstanding unvested stock options was $4.5 million, which the Company expects to recognize over a remaining weighted-average period of 3.1 years.

Performance awards

The Company granted 526,300 shares of performance-based stock options in November 2018. The grant date fair value of the awards was $0.1 million. In April 2019, the awards were modified with new vesting conditions. This change was accounted for as a modification and the total amount of stock-based compensation associated with the modification of $0.7 million will be recognized over the vesting term of the modified options. Through the date of modification, the Company had not recognized any of the related stock-based compensation as vesting of the awards was not determined to be probable.

Eargo, Inc.

Notes to the consolidated financial statements

The Company granted 802,771 shares of performance-based stock options in April 2019. The grant date fair value of the awards was $0.7 million. The Company recorded $0.2 million in related stock-based compensation during the year ended December 31, 2019 based on the relative satisfaction of performance conditions based on performance to date.

10. Income taxes

The Company has not recorded an income tax provision for the years ended December 31, 2017, 2018 and 2019 due to its history of operating losses. All loss before income taxes was generated in the United States for the years ended December 31, 2017, 2018 and 2019.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets are as follows:

	December 31,
	2017	2018	2019
	(in thousands)

Deferred tax assets:
Net operating loss carryforwards	$19,441	$28,044	$29,684
Depreciation and amortization	67	131	—
Research and development credits	667	1,345	2,468
Accruals and reserves	481	927	1,667
Stock-based compensation	205	203	345

Total deferred tax assets	20,861	30,650	34,164
Valuation allowance	(20,861)	(30,650)	(33,714)

Deferred tax assets after valuation allowance	—	—	450
Deferred tax liabilities	—	—	(450)

Net deferred tax assets	$—	$—	$—

Reconciliation of the statutory federal income tax to the Company’s effective tax is as follows:

	December 31,
	2017	2018	2019
	(in thousands)
Income tax provision at statutory rate	$(8,369)	$(7,097)	$(9,342)
State income taxes, net of federal benefit	(1,928)	(2,546)	(2,350)
Change in valuation allowance	125	9,789	3,064
Section 382 limitation on net operating loss and credit carryforwards	—	—	9,956
Research and development tax credits	(226)	(714)	(1,306)
Federal rate change (pursuant to the Tax Cuts and Jobs Act of 2017)	7,852	—	—
Change in fair value of warrants	494	178	79
Loss on extinguishment of debt	1,400	—	—
Other	652	390	(101)

Total current income tax provision	$—	$—	$—

Eargo, Inc.

Notes to the consolidated financial statements

Due to the uncertainties surrounding the realization of deferred assets through future income, the Company has established a full valuation allowance against its deferred tax assets and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets. The valuation allowance increased by $0.1 million, $9.8 million and $3.1 million during the years ending December 31, 2017, 2018 and 2019.

As of December 31, 2019, the Company had net operating loss carryforwards of approximately $105.7 million and $85.0 million available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. The net operating loss carryforwards incurred prior to 2019 begin to expire beginning in the year 2030.

As of December 31, 2019, the Company had research and development credits carryovers for federal income tax purposes of approximately $1.5 million which expire beginning in the year 2031. The Company also has state research and development credit carryforwards of approximately $2.0 million as of December 31, 2019, which do not expire.

Utilization of the net operating loss and credit carryforwards will be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization. In the event the Company has had a change of ownership, utilization of the carryforwards could be restricted. The Company’s net operating loss deferred tax asset was reduced from the prior year as a result of limitation on the utilization of net operating loss carryforwards subject to the Internal Revenue Code Section 382.

On December 22, 2017, the United States enacted a law commonly known as the Tax Cuts and Jobs Act (“TCJA”) which makes widespread changes to the Internal Revenue Code, including a reduction in the federal corporate tax rate to 21%, effective January 1, 2018. The Company has no foreign subsidiaries that would require the calculation of the TCJA’s transition tax on earnings and profits. The Company has completed its accounting for the TCJA. As a result of the signing of the TCJA, the Company recorded a $8.0 million reduction in the U.S. net deferred tax asset position along with a corresponding reduction of its valuation allowance as of December 31, 2017.

Uncertain tax positions

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31,
	2017	2018	2019
	(in thousands)
Beginning balance	$181	$286	$576
Increases related to current year tax positions	105	290	482

Ending balance	$286	$576	$1,058

If recognized, gross unrecognized tax benefits would not have an impact on the Company’s effective tax rate due to the Company’s full valuation allowance position. While it is often difficult to predict the final outcome of any particular uncertain tax position, the Company does not believe that the amount of gross unrecognized tax benefits will change significantly in the next twelve months.

The Company’s income tax returns for all tax years remain open to examination by federal and state taxing authorities due to the taxing authorities’ ability to adjust operating loss carryforwards.

Eargo, Inc.

Notes to the consolidated financial statements

The Company has elected to recognize interest and penalties related to uncertain tax positions as a component of the income tax provision. No such expenses were incurred in the years ended December 31, 2017, 2018 and 2019. The Company has not made any accruals for payment of interest related to unrecognized tax benefits.

11. Net loss per share

The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	Year ended December 31,
	2017	2018	2019
Convertible preferred stock	22,296,897	40,937,097	41,131,064
Common stock options issued and outstanding	4,865,457	6,545,220	10,422,389
Convertible preferred stock warrants	86,244	176,762	221,760

Total	27,248,598	47,659,079	51,775,213

Unaudited pro forma net loss per share

Pro forma basic and diluted net loss per common share has been computed to give effect to the conversion of all outstanding convertible preferred stock into shares of common stock as if the conversion had occurred on the later of the beginning of the period or the issuance date of the convertible preferred stock. Refer to Note 2 for further discussion.

The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per share:

Year ended December 31, 2019
(unaudited) (in thousands, except share and per share data)
Numerator:
Net loss attributable to common stockholders	$(44,486)
Change in fair value of convertible preferred stock warrant liability	274

Pro forma net loss attributable to common stockholders, basic and diluted	$(44,212)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted
Pro forma adjustment to reflect assumed conversion of convertible preferred stock

Pro forma weighted-average shares of common stock, basic and diluted

Pro forma net loss per share, basic and diluted	$

12. Subsequent events

Subsequent events have been evaluated through March 6, which is the date that these audited consolidated financial statements were available to be issued.

Eargo Inc.

Condensed consolidated balance sheets

(In thousands, except share and per share amounts)

	December 31, 2019	June 30, 2020	Pro forma June 30, 2020
	(1)	(unaudited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$13,384	$8,278
Accounts receivable, net	2,051	2,961
Inventories	2,880	3,039
Prepaid expenses and other current assets	1,598	1,669

Total current assets	19,913	15,947
Operating lease right-of-use assets	—	1,654
Property and equipment, net	5,400	6,162
Other assets	1,992	985

Total assets	$27,305	$24,748

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$5,428	$5,243
Accrued expenses	9,939	9,085
Long-term debt, current portion	4,800	17,397
Other current liabilities	1,717	2,108
Deferred revenue, current	406	563
Lease liability, current portion	—	1,162

Total current liabilities	22,290	35,558
Lease liability, noncurrent portion	—	649
Deferred revenue, noncurrent portion	269	69
Long-term debt, noncurrent portion	7,446	5,830
Convertible preferred stock warrant liability	396	112
Derivative liability	—	3,061
Other liabilities	127	—

Total liabilities	30,528	45,279

Commitments and contingencies (Note 5)
Convertible preferred stock, $0.0001 par value; 36,269,166 and 36,296,097 shares authorized as of December 31, 2019 and June 30, 2020; 35,477,581 issued and outstanding as of December 31, 2019 and June 30, 2020, actual; aggregate liquidation preference of $148.5 million as of June 30, 2020; shares issued and outstanding as of June 30, 2020, pro forma (unaudited)	152,880	152,880

	December 31, 2019	June 30, 2020	Pro forma June 30, 2020
	(1)	(unaudited)	(unaudited)

Stockholders’ deficit:
Common stock; $0.0001 par value; 55,190,000 and 56,600,000 shares authorized as of December 31, 2019 and June 30, 2020; 797,914 and 841,488 shares issued and outstanding as of December 31, 2019 and June 30, 2020, actual; shares issued and outstanding as of June 30, 2020, pro forma (unaudited)	—	—
Additional paid in capital	3,100	4,122
Accumulated deficit	(159,203)	(177,533)

Total stockholders’ deficit	(156,103)	(173,411)	$

Total liabilities, convertible preferred stock and stockholders’ deficit	$27,305	$24,748

The accompanying notes are an integral part of these condensed consolidated financial statements.

(1)	The consolidated balance sheet as of December 31, 2019 is derived from the audited consolidated financial statements as of that date.

Eargo, Inc.

Condensed consolidated statements of operations and comprehensive loss

(Unaudited)

(In thousands, except share and per share amounts)

	Six months ended June 30,
	2019	2020
Revenue, net	$14,445		$28,590
Cost of revenue	7,450		9,861

Gross profit	6,995		18,729

Operating expenses:
Research and development	5,562		5,017
Sales and marketing	15,408		21,687
General and administrative	5,098		9,335

Total operating expenses	26,068		36,039

Loss from operations	(19,073)		(17,310)

Other income (expense), net:
Interest income	419		23
Interest expense	(274)		(1,143)
Other income (expense), net	(54)		100

Total other income (expense), net	91		(1,020)

Loss before income taxes	(18,982)		(18,330)
Income tax provision	—		—

Net loss and comprehensive loss	$(18,982)		$(18,330)

Net loss per share, basic and diluted	$(25.40)		$(22.34)

Weighted-average shares used in computing net loss per share, basic and diluted	747,329		820,342

Pro forma net loss per share, basic and diluted (Note 10)		$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (Note 10)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Eargo, Inc.

Condensed consolidated statements of convertible preferred stock and stockholders’ deficit

(Unaudited)

(In thousands, except share amounts)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance December 31, 2018	35,283,614	$152,015	695,563	$—	$1,718	$(114,717)	$(112,999)
Issuance of Series D convertible preferred stock, net of issuance costs of $0	193,967	865	—	—	—	—	—
Stock-based compensation	—	—	—	—	540	—	540
Exercise of stock options	—	—	92,341	—	40	—	40
Net loss and comprehensive loss	—	—	—	—	—	(18,982)	(18,982)

Balance June 30, 2019	35,477,581	$152,880	787,904	$—	$2,298	$(133,699)	$(131,401)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance December 31, 2019	35,477,581	$152,880	797,914	$—	$3,100	$(159,203)	$(156,103)
Stock-based compensation	—	—	—	—	996	—	996
Exercise of stock options	—	—	43,574	—	26	—	26
Net loss and comprehensive loss	—	—	—	—	—	(18,330)	(18,330)

Balance June 30, 2020	35,477,581	$152,880	841,488	$—	$4,122	$(177,533)	$(173,411)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eargo, Inc.

Condensed consolidated statements of cash flows

(Unaudited)

(In thousands)

	Six months ended June 30,
	2019	2020

Operating activities:
Net loss	$(18,982)	$(18,330)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	593	1,145
Stock-based compensation	540	996
Non-cash interest expense and amortization of debt discount	112	969
Non-cash operating lease expense	—	553
Change in fair value of warrant liability	53	(284)
Change in fair value of derivative liability	—	182
Changes in operating assets and liabilities:
Accounts receivable, net	304	(911)
Inventories	(741)	(159)
Prepaid expenses and other current assets	118	(71)
Other assets	(186)	1,007
Accounts payable	(1,030)	(1)
Accrued expenses	(95)	(583)
Other current liabilities	(103)	254
Deferred revenue	276	(43)
Operating lease liabilities	—	(581)
Other liabilities	(36)	(127)

Net cash used in operating activities	(19,177)	(15,984)

Investing activities:
Purchases of property and equipment	(1,304)	(307)
Capitalized software development costs	(577)	(1,868)

Net cash used in investing activities	(1,881)	(2,175)

Financing activities:
Proceeds from stock options exercised	40	26
Proceeds from debt financing	5,000	—
Proceeds from convertible preferred stock issuance, net of issuance costs	865	—
Proceeds from issuance of convertible notes, net of issuance costs	—	10,053
Proceeds from PPP loan	—	4,574
Debt repayments	—	(1,600)

Net cash provided by financing activities	5,905	13,053

Net decrease in cash and cash equivalents and restricted cash	(15,153)	(5,106)
Cash and cash equivalents and restricted cash at beginning of period	51,201	13,384

Cash and cash equivalents and restricted cash at end of period	$36,048	$8,278

Supplemental disclosure of cash flow information:
Cash paid for interest	$156	$174

Non-cash operating activities:
Lease liability obtained in exchange for right-of-use asset	$—	$2,392

Non-cash investing and financing activities:
Property and equipment and capitalized software costs in accounts payable and accrued liabilities	$93	$247

Convertible preferred stock issuance costs included in accounts payable	$—	$97

Issuance of convertible preferred stock warrants in connection with debt financing	$41	$—

Issuance of derivative instrument in connection with convertible promissory notes	$—	$2,879

The accompanying notes are an integral part of these condensed consolidated financial statements.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

1. Nature of operations

Organization and description of business

Eargo, Inc. was incorporated as Aria Innovations, Inc. in Delaware on November 12, 2010. The name of the Company was changed to Eargo, Inc. on November 19, 2014. Eargo, Inc. and its wholly-owned subsidiary (collectively, the “Company”), is a consumer-focused medical device company that develops and sells hearing aids to assist people with hearing loss.

Liquidity and going concern

The Company has incurred losses and negative cash flows from operations since its inception and management expects to incur additional substantial losses in the foreseeable future. As of June 30, 2020, the Company had cash and cash equivalents of $8.3 million and an accumulated deficit of $177.5 million. In July and August 2020, the Company issued 31,541,798 shares of Series E convertible preferred stock at a price per share of $2.2612 for gross proceeds of $71.3 million, which alleviated the conditions raising substantial doubt about the Company’s ability to continue as a going concern that existed as of the issuance of the December 31, 2019 consolidated financial statements. In July 2020, the Company’s convertible notes issued in 2020 (the “2020 Notes”) were redeemed whereby the outstanding principal and accrued interest amounting to $10.3 million was converted into 5,668,650 shares of Series E convertible preferred stock.

The Company has financed its operations primarily with the proceeds from the issuance of convertible preferred stock and debt financing, and to a lesser extent, revenues from product sales. The Company’s long-term success is dependent upon its ability to successfully develop, commercialize and market its products, earn revenue, obtain additional capital when needed and ultimately achieve profitable operations.

The Company believes that its existing cash and cash equivalents as of June 30, 2020, and proceeds from its Series E preferred stock financing will be sufficient for the Company to continue as a going concern for at least one year from the issuance date of its unaudited condensed consolidated financial statements.

2. Summary of significant accounting policies

Basis of presentation and principles of consolidation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The unaudited condensed consolidated financial statements include the accounts of Eargo, Inc. and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to, allowance for sales returns, the fair value of lease liabilities, the fair value of equity securities, the fair value of financial instruments, net realizable value of inventory, accrued warranty reserve, certain other

Eargo, Inc.

Notes to interim condensed consolidated financial statements accruals and recoverability of the Company’s net deferred tax assets and the related valuation allowance. Management periodically evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Unaudited interim financial statements

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2020, and its results of operations and comprehensive loss, cash flows and stockholders’ deficit for the six months ended June 30, 2019 and 2020. The financial data and the other financial information contained in these notes to the condensed consolidated financial statements related to the six-month periods are also unaudited. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other future annual or interim period. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included elsewhere in this prospectus.

Unaudited pro forma condensed consolidated balance sheet

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2020 reflects: (i) the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 41,131,064 shares of common stock immediately prior to the completion of the Company’s planned initial public offering (“IPO”) and (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital due to the warrants converting into warrants to purchase common stock.

The unaudited pro forma condensed consolidated balance sheet does not include the shares expected to be sold in, and related proceeds to be received from, the IPO.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposit accounts, money market accounts and accounts receivable, including credit card receivables. The Company maintains its cash and cash equivalents, which may, at times, exceed federally insured limits, with financial institutions of high credit standing. As of June 30, 2020, the Company has not experienced any losses on its deposit accounts and money market accounts. As of June 30, 2020, the Company does not believe there is significant financial risk from nonperformance by the issuers of the Company’s deposit accounts and money market accounts. Approximately 39% and 36% of the Company’s gross accounts receivable are related to reimbursement from an insurance company as of December 31, 2019, and June 30, 2020, respectively.

Fair value measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

The Company measures fair value based on a three-level hierarchy of inputs, of which the first two are considered observable and the last unobservable. Unobservable inputs reflect the Company’s own assumptions about current market conditions. The Company maximizes the use of observable inputs, where available, and minimizes the use of unobservable inputs when measuring fair value. The three-level hierarchy of inputs is as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts reflected in the condensed consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of the Company’s outstanding term loan is estimated using the net present value of the payments, discounted at an interest rate that is consistent with a market interest rate, which is a Level 2 input. The fair value of the outstanding term loan approximates the carrying amount as the term loan bears a floating rate that approximates the market interest rate. The Company’s PPP loan is expected to be short-term in duration; therefore, the fair value approximates carrying value.

Accounts receivable, net

Accounts receivable represents amounts due from third-party institutions for credit card and debit card transactions and trade accounts receivable. Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. As of December 31, 2019, and June 30, 2020, the Company recorded an allowance for doubtful accounts of $0.2 million and $0.8 million, respectively. The allowance for doubtful accounts charges are recorded as a component of general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

Leases

The Company adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases” (“ASC 842”) on January 1, 2020, as discussed below in the section titled “Recently adopted accounting pronouncements”. Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating

Eargo, Inc.

Notes to interim condensed consolidated financial statements lease right-of-use (“ROU”) assets and the current and noncurrent portions of the operating lease liability are included as operating lease liabilities in the Company’s condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the commencement date of the lease. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less any lease incentive received. As the Company’s leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company elected to exclude from its condensed consolidated balance sheet recognition of leases having a term of 12 months or less (short-term leases) and elected to not separate lease components and non-lease components for its real estate leases. The Company’s non-lease components are primarily related to property maintenance, which varies based on future outcomes, and is recognized in rent expense when incurred.

Deferred offering costs

As of December 31, 2019, the Company recorded deferred offering costs of $1.2 million as other assets on the condensed consolidated balance sheets. In March 2020, the Company terminated its offering and expensed all of its deferred offering costs amounting to $1.6 million as a component of general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss. In August 2020, the Company’s Board of Directors authorized the Company to proceed with a revised initial public offering (“IPO”).

Offering costs, consisting of legal, accounting, printer and filing fees related to the Company’s planned IPO will be deferred and offset against the proceeds from the IPO upon the effectiveness of the revised offering. In the event the IPO is terminated, all deferred offering costs will be expensed.

Convertible preferred stock warrant liability

The Company accounts for its convertible preferred stock warrants issued in connection with its various financing transactions based upon the characteristics and provisions of the instrument. Convertible preferred stock warrants classified as liabilities are recorded on the condensed consolidated balance sheets at their fair value on the date of issuance and remeasured to fair value at each reporting period, with the changes in fair value recognized as other income (expense), net in the condensed consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in the fair value of these warrants until the earlier of the exercise of the warrants, the expiration of the warrants, or until such time as the warrants are no longer considered liability instruments.

Derivative liability

The Company’s convertible notes issued in 2020 (the “2020 Notes”) contain certain features that meet the definition of being embedded derivatives requiring bifurcation from the 2020 Notes as a separate compound

Eargo, Inc.

Notes to interim condensed consolidated financial statements financial instrument. The derivative liability is initially measured at fair value on issuance and is subject to remeasurement at each reporting period with changes in fair value recognized in other income (expense), net in the condensed consolidated statements of operations and comprehensive loss. Refer to Note 3 and Note 6 for further discussion.

Revenue recognition

The Company’s revenue is generated from the sale of products (hearing aid systems and related accessories) and services (extended warranties). These products and services are primarily sold directly to customers through the Eargo website and the Company sales representatives.

Under ASC 606, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by following a five step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Identify the contract with a customer. The Company generally considers completion of an Eargo sales order (which requires customer acceptance of the Company’s click-through terms and conditions for website sales and authorization of payment through credit card or another form of payment for sales made over the phone) as a customer contract provided that collection is considered probable. For payments that are not made upfront by credit card, the Company assesses insurance eligibility or customer creditworthiness based on credit checks, payment history, and/or other circumstances as appropriate.

Identify the performance obligations in the contract. Product performance obligations include hearing aid systems and related accessories and service performance obligations include extended warranty coverage. The Company also offers customers a one-time replacement of certain components of the hearing aid system for a fee (i.e., “loss and damage policy”), which represents an option with material right. However, as the historical redemption rate under the policy has been low, the option is not accounted for as a separate performance obligation. The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

The Company has elected to treat shipping and handling activities performed after a customer obtains control of products as a fulfillment activity.

Determine the transaction price and allocation to performance obligations. The transaction price in the Company’s customer contracts consists of both fixed and variable consideration. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes the 45-day right of return that applies to all products. To estimate product returns, the Company analyzes historical return levels, current economic trends, and changes in customer demand. Based on this information, the Company reserves a percentage of product sale revenue and accounts for the estimated impact as a reduction in the transaction price.

Allocate the transaction price to the performance obligations in the contract. For contracts that contain multiple performance obligations, the Company allocates the transaction price to the performance obligations on a relative standalone selling price basis. Standalone selling prices are based on multiple factors including, but not

Eargo, Inc.

Notes to interim condensed consolidated financial statements limited to historical discounting trends for products and services, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles.

Recognize revenue when or as the Company satisfies a performance obligation. Revenue for products (hearing aid systems and related accessories) is recognized at a point in time, which is generally upon shipment. Revenue for services (extended warranty) is recognized over time on a ratable basis over the warranty period.

Contract costs

The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as expense when incurred if the amortization period would be one year or less. These incremental costs include processing fees paid to third-party financing vendors, who provide the Company’s customers with the option to finance their purchase. If a customer elects to utilize this service, the Company receives a non-recourse upfront payment for the product sold, less processing fee withheld by the financing vendor. These processing fees are recognized in cost of revenue in the condensed consolidated statements of operations and comprehensive loss as incurred.

Cost of revenue

Cost of revenue consists of expenses relating to the cost of finished goods, freight, personnel costs, consumables, warranty costs, transaction fees including processing fees paid to third-party financing vendors, allocated facility overhead costs, depreciation and amortization.

Research and development

Research and development expenses consist of personnel costs, travel expenses, tools, prototype materials, consulting fees and product certification and are charged to expense as incurred.

Sales and marketing

Sales and marketing expenses consist of personnel costs, travel expenses, consulting fees, public relations costs, direct marketing, advertising and promotional expenses and allocated facility overhead costs. The Company recorded advertising costs, which are expensed as incurred, of $7.6 million and $10.1 million for the six months ended June 30, 2019 and 2020, respectively.

Stock-based compensation

The Company accounts for stock-based awards at fair value. The fair value of stock options is measured using the Black-Scholes option-pricing model. For stock-based awards that vest subject to the satisfaction of a service requirement, the fair value measurement date is the date of grant and the expense is recognized on a straight-line basis over the vesting period. For stock-based awards with performance-based vesting conditions, the expense is recognized over the vesting period using the accelerated attribution method. The Company accounts for forfeitures as they occur.

Income taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying

Eargo, Inc.

Notes to interim condensed consolidated financial statements amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Financial statement effects of uncertain tax positions are recognized when it is more-likely-than-not that the position will be sustained upon examination. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

Net loss per share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potential dilutive shares of common stock. As the Company has been in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Unaudited pro forma basic and diluted net loss per common share

The denominator of pro forma basic and diluted net loss per common share has been computed to give effect to the conversion of all outstanding convertible preferred stock into shares of common stock as if the conversion had occurred on the later of the beginning of the period or the respective issuance date of the convertible preferred stock.

The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the convertible preferred stock warrant liability and the derivative liability relating to the 2020 Notes.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described in “Recently adopted accounting pronouncements” below, the Company early adopted Topic 842, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Recently adopted accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which provides revised accounting requirements for both lessees and lessors. Lessees will recognize ROU assets and

Eargo, Inc.

Notes to interim condensed consolidated financial statements lease liabilities for virtually all leases (other than short-term leases upon election). Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the commencement date of the lease. For statement of operations purposes, ASU 2016-02 requires leases to be classified as either operating or finance. Operating leases will result in straight-line expense while finance leases will result in a front-loaded expense pattern. The Company early adopted this standard in the fiscal year beginning January 1, 2020. Upon adoption of Topic 842, on January 1, 2020, the Company recorded operating right-of-use assets of $2.2 million, operating lease liabilities of $2.4 million and derecognized the deferred rent liability of $0.2 million. Results for the six months ended June 30, 2020 are presented under Topic 842. Prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under previous lease guidance, ASC 840: Leases (Topic 840). The Company elected the practical expedients to not reassess whether any expired or existing contracts are or contain leases, carry forward its historical lease classification and determination of whether initial direct costs qualify for capitalization.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends the disclosure requirements for fair value measurements by removing, modifying and adding certain disclosures. This standard was effective for the Company in the fiscal year beginning January 1, 2020. The adoption of this standard did not materially impact the Company’s condensed consolidated financial statements and related disclosures.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. This new standard is effective for the Company in the fiscal year beginning January 1, 2023 and must be adopted using a modified retrospective approach, with certain exceptions. The Company is currently evaluating the impact of this standard on its condensed consolidated financial statements.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

3. Fair value measurements

The following tables summarize the Company’s financial assets and liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$396	$396

	June 30, 2020 (unaudited)
	Level 1	Level 2	Level 3	Total
	(in thousands)

Liabilities:
Derivative liability	$—	$—	$3,061	$3,061
Convertible preferred stock warrant liability	—	—	112	112

Total liabilities	$—	$—	$3,173	$3,173

Convertible preferred stock warrant liability

The Company estimates the fair value of its convertible preferred stock warrant liability using the Black-Scholes option-pricing model, assumptions that are based on the individual characteristics of the warrants on the valuation date, and assumptions related to the fair value of the underlying stock, expected volatility, expected life, dividends, and risk-free interest rate. Due to the nature of these inputs, the warrants are considered a Level 3 liability.

The fair value of the convertible preferred stock warrants as of June 30, 2020 was determined by probability-weighting the fair value under a scenario in which the Company completes an IPO and a scenario in which the Company stays private. Refer to Note 8 for the assumptions used in estimating the fair value of the warrants.

The following table provides a summary of the change in the estimated fair value of the Company’s convertible preferred stock warrant liability:

Total
(in thousands)
Balance — December 31, 2018	$81
Fair value of convertible preferred stock warrants issued in connection with debt financing	41
Change in fair value of warrant liability	53

Balance — June 30, 2019	$175

Total
(in thousands)
Balance — December 31, 2019	$396
Change in fair value of warrant liability (unaudited)	(284)

Balance — June 30, 2020 (unaudited)	$112

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Derivative liability

The 2020 Notes contain embedded derivatives requiring bifurcation as a single compound derivative instrument. The Company estimated the fair value of the derivative liability on issuance using a “with-and-without” method. The “with-and-without” methodology involves valuing the whole instrument on an as-is basis and then valuing the instrument without the individual embedded derivative. The difference between the entire instrument with the embedded derivative compared to the instrument without the embedded derivative was the fair value of the derivative liability on issuance. Inputs used to determine the estimated fair value of the entire instrument with the embedded derivative include an estimated discount rate of 25% and the estimated probability and timing of underlying events triggering the redemption features, conversion feature or put option contained within the 2020 Notes, of which the redemption feature upon the qualified sale of preferred stock or other equity securities (as discussed at Note 6) was estimated to have the highest probability.

The following table provides a summary of the change in the estimated fair value of the Company’s derivative liability:

Total
(in thousands)
Balance — December 31, 2019	$—
Initial fair value of derivative liability (unaudited)	2,879
Change in fair value of derivative liability (unaudited)	182

Balance — June 30, 2020 (unaudited)	$3,061

4. Balance sheet components

Inventories

Inventories consist primarily of raw materials related to component parts and finished goods. The following is a summary of the Company’s inventories by category:

	December 31, 2019	June 30, 2020 (unaudited)
	(in thousands)
Raw materials	$1,115	$957
Finished goods	1,765	2,082

Total inventories	$2,880	$3,039

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Property and equipment, net

Property and equipment, net, consists of the following:

	December 31, 2019	June 30, 2020 (unaudited)
	(in thousands)
Tools and lab equipment	$2,885	$3,094
Capitalized software	3,148	4,845
Furniture and fixtures	906	906
Leasehold improvements	757	757
Computer and equipment	423	288

	8,119	9,890
Less accumulated depreciation and amortization	(2,719)	(3,728)

Total property and equipment, net	$5,400	$6,162

Depreciation and amortization for the six months ended June 30, 2019 and 2020 amounted to $0.6 million and $1.1 million, respectively, which includes amortization of capitalized software costs of $0.1 million and $0.4 million, respectively.

Accrued expenses

Accrued expenses consist of the following:

	December 31, 2019	June 30, 2020 (unaudited)
	(in thousands)
Allowance for sales returns	$3,759	$3,566
Accrued compensation	2,739	3,368
Accrued vendor costs	2,776	430
Refunds due to customers	215	366
Accrued warranty reserve	450	1,355

Total accrued expenses	$9,939	$9,085

Allowance for sales returns

The allowance for sales returns consists of the following activity:

	Year ended December 31, 2019	Six months ended June 30, 2020 (unaudited)
	(in thousands)
Allowance for sales returns, beginning balance	$2,713	$3,759
Charged to revenue	17,739	9,820
Utilization of allowance for sales returns	(16,693)	(10,013)

Allowance for sales returns, ending balance	$3,759	$3,566

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Accrued warranty reserve

The accrued warranty reserve consists of the following activity:

	Year ended December 31, 2019	Six months ended June 30, 2020 (unaudited)
	(in thousands)
Accrued warranty reserve, beginning balance	$53	$450
Charged to cost of revenue	1,589	1,601
Utilization of accrued warranty reserve	(1,192)	(696)

Accrued warranty reserve, ending balance	$450	$1,355

5. Commitment and contingencies

Operating leases

The Company has entered into non-cancelable operating leases for its offices. These leases generally contain scheduled rent increases and renewal options, which are not included in the determination of lease term unless the Company is reasonably certain that the renewal option would be exercised.

As of June 30, 2020, the Company recorded an aggregate ROU asset of $1.7 million and an aggregate lease liability of $1.8 million in the accompanying condensed consolidated balance sheet. The ROU asset and corresponding lease liability were estimated using a weighted-average incremental borrowing rate of 7.1%. The weighted-average remaining lease term is 1.5 years.

For the six months ended June 30, 2020, the Company incurred $0.6 million of operating lease costs. Variable lease payments for operating expenses and costs related to short-term leases were immaterial for the six months ended June 30, 2020. Cash paid for amounts included in the measurement of operating lease liabilities was $0.7 million for the six months ended June 30, 2020.

As of June 30, 2020, undiscounted future minimum lease payments due under the non-cancelable operating leases are as follows:

Operating leases (unaudited)
(in thousands)
Remainder of 2020	$666
2021	1,074
2022	167

Total minimum future lease payments	1,907
Present value adjustment for minimum lease commitments	(96)

Total lease liability	$1,811

Eargo, Inc.

Notes to interim condensed consolidated financial statements

As of December 31, 2019, undiscounted future minimum lease payments due under the non-cancelable operating leases (as defined by prior guidance) are as follows:

Year ending December 31:	Operating leases
(in thousands)
2020	$1,349
2021	1,092
2022	167

Total minimum future lease payments	$2,608

Litigation

The Company may become involved in legal proceedings in the ordinary course of its business. The Company does not believe that any lawsuits or claims currently pending against it, individually or in the aggregate, are material, or will have a material adverse effect on its financial condition, results of operations or cash flows. The Company is subject to review from federal and state taxing authorities in order to validate the amounts of income, sales and/or use taxes which have been claimed and remitted. The Company has estimated exposure and established reserves for its estimated sales tax audit liability.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

6. Debt obligations

The balance of the debt obligations is as follows:

	December 31, 2019	June 30, 2020 (unaudited)
	(in thousands)
Principal value of the Amended 2018 Loan Agreement	$12,000	$10,400
Principal value of the Paycheck Protection Program Loan	—	4,574
Principal value of the 2020 Notes	—	10,085
Net of debt discount and accretion of final payment	246	(1,832)

Long-term debt, current and noncurrent	12,246	23,227
Less: Long-term debt, current portion	(4,800)	(17,397)

Long-term debt, noncurrent portion	$7,446	$5,830

Eargo, Inc.

Notes to interim condensed consolidated financial statements

2018 loan agreement

In June 2018, the Company entered into a Loan and Security Agreement (the “2018 Loan Agreement”) with Silicon Valley Bank. Under the terms of the 2018 Loan Agreement, Silicon Valley Bank made available to the Company term loans in an aggregate principal amount of $12.5 million and the Company borrowed $5.0 million in October 2018, $1.0 million in November 2018 and $1.0 million in December 2018. The term loans under the 2018 Loan Agreement mature in June 2022, with interest-only monthly payments for a specified period of time. Interest on the term loans accrues at a per annum rate equal to the Wall Street Journal prime rate minus 1.0% (2.25% as of June 30, 2020), with a floor of 0.0%.

In January 2019, the Company executed the First Amendment to the Loan and Security Agreement, which extended the interest-only period for all borrowings under the agreement until January 2020. No other terms were amended. In June 2019, the Company borrowed an additional $5.0 million to increase the total principal balance to $12.0 million.

In connection with the execution of the 2018 Loan Agreement, the Company issued warrants to purchase 90,518 shares of Series C convertible preferred stock. In connection with the June 2019 borrowing, the Company issued Silicon Valley Bank warrants to purchase 44,998 shares of Series C convertible preferred stock. The estimated fair value of the warrants at issuance was recorded as a discount on the loan and is amortized to interest expense over the term of the agreement using the effective interest method.

Amended 2018 loan agreement

In May 2020, the Company executed the Second Amendment to its Loan and Security Agreement (the “Amended 2018 Loan Agreement”), which deferred the principal payments due between May 2020 and July 2020 such that the deferred amounts will be repaid in equal monthly payments starting in August 2020 through the maturity of the loan in June 2022. The amendment was accounted for as a modification.

Terms of the Amended 2018 Loan Agreement include a final payment fee equal to 6.0% of the original aggregate principal amount, or $0.7 million based on advances as of June 30, 2020. The final payment fee is accrued over the term of the loan using the effective interest method. This amount is due upon the earliest of maturity, acceleration, prepayment or termination of the Amended 2018 Loan Agreement.

Borrowings under the Amended 2018 Loan Agreement are collateralized by all the assets of the Company, which included intellectual property as of the execution of the Amended 2018 Loan Agreement. Silicon Valley Bank released its security interest in the Company’s intellectual property in conjunction with the Company’s execution of its Series E convertible preferred stock financing in July 2020. The Amended 2018 Loan Agreement contains customary affirmative and restrictive covenants, including with respect to the Company’s ability to enter into fundamental transactions, incur additional indebtedness, grant liens, pay any dividend or make any distributions to its holders, make investments, merge or consolidate with any other person or engage in transactions with the Company’s affiliates, but do not include any financial covenants. The Company was in compliance with all of the covenants as of June 30, 2020.

As of June 30, 2020, outstanding principal on the term loan and accrual for the final payment fee amounted to $10.8 million. During the six months ended June 30, 2019 and 2020, the Company recognized interest expense related to the term loans of $0.3 million and $0.3 million, respectively, which is inclusive of amortization of debt discount. The effective interest rate was 5.35% and 4.80% as of June 30, 2020 and 2019, respectively.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Paycheck Protection Program loan

On May 3, 2020, the Company executed a promissory note with MidFirst Bank, which provided for an unsecured loan in an aggregate principal amount of $4.6 million (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) signed into law on March 27, 2020.

The PPP Loan provides for a fixed interest rate of 1.0% per year with a maturity date of May 3, 2022. Monthly principal and interest payments due on the PPP Loan are deferred for a six-month period beginning from the date of disbursement of the PPP Loan. The PPP Loan may be prepaid by the Company at any time prior to the maturity with no prepayment penalty. The Note contains customary event of default provisions.

During the six months ended June 30, 2020, the Company recognized interest expense related to the PPP Loan of less than $0.1 million. In August 2020, the Company repaid the PPP Loan in full in the amount of $4.6 million and terminated the related promissory note. Refer to Note 11.

2020 Notes

The Company issued an aggregate of $8.9 million in convertible promissory notes in March 2020 and an additional aggregate of $1.2 million in April 2020 in a subsequent closing. The 2020 Notes accrue interest at a rate of 6.0% per annum and mature in March 2021. Upon maturity the majority note holders have the option of having outstanding principal and unpaid accrued interest paid in cash or converted into Series D convertible preferred stock.

In the event of a qualified sale of preferred stock or other equity securities resulting in aggregate gross proceeds to the Company of at least $15.0 million, all principal and accrued and unpaid interest under the 2020 Notes will be automatically convertible into the preferred stock issued in such a financing at a price per share equal to 80% of the lowest price per share of the preferred stock sold in the financing (redemption feature). In the event of an IPO, all principal and accrued and unpaid interest under the 2020 Notes will be automatically convertible into common stock at a price per share equal to 90% of the public offering price (redemption feature).

The 2020 Notes also contain an option whereby in the event of a change of control event, at the option of the holders holding a majority in outstanding principal amount of the 2020 Notes, all principal and accrued and unpaid interest under the 2020 Notes will be convertible into the Company’s Series D convertible preferred stock at its original issue price (conversion feature) or, alternatively, such holders may elect to require the Company to pay to all 2020 Note holders an amount equal to the principal amount then outstanding and any accrued but unpaid interest plus an amount equal to 100% of the outstanding principal and accrued and unpaid interest (put option).

The above mentioned redemption features, conversion feature and the put option contained in the 2020 Notes were determined to be embedded derivatives requiring bifurcation and separately accounted for as a single compound derivative instrument.

Upon the issuances of the 2020 Notes, the Company recorded the fair value of the derivative liability of $2.9 million as a debt discount on the 2020 Notes and as a single compound derivative instrument. The debt discount is being amortized to interest expense using the effective interest method over the term of the 2020 Notes.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

During the six months ended June 30, 2020, the Company recognized interest expense related to the 2020 Notes of $0.8 million, which is inclusive of amortization of debt discount. As of June 30, 2020, the effective interest rate was 40.53%.

7. Convertible preferred stock

Convertible preferred stock consists of the following:

	December 31, 2019
	Shares authorized	Shares issued and outstanding	Net carrying value	Aggregate liquidation preference
	(in thousands, except share amounts)
Series A convertible preferred stock	1,283,000	1,271,175	$16,130	$16,271
Series B convertible preferred stock	83,000	82,972	2,229	2,473
Series B-1 convertible preferred stock	2,540,000	2,516,702	22,871	23,003
Series C convertible preferred stock	11,284,680	11,176,095	33,418	33,603
Series C-1 convertible preferred stock	8,740,486	8,740,486	26,280	21,024
Series D convertible preferred stock	12,338,000	11,690,151	51,952	52,115

Total convertible preferred stock	36,269,166	35,477,581	$152,880	$148,489

	June 30, 2020 (unaudited)
	Shares authorized	Shares issued and outstanding	Net carrying value	Aggregate liquidation preference
	(in thousands, except share amounts)
Series A convertible preferred stock	1,283,000	1,271,175	$16,130	$16,271
Series B convertible preferred stock	83,000	82,972	2,229	2,473
Series B-1 convertible preferred stock	2,540,000	2,516,702	22,871	23,003
Series C convertible preferred stock	11,311,611	11,176,095	33,418	33,603
Series C-1 convertible preferred stock	8,740,486	8,740,486	26,280	21,024
Series D convertible preferred stock	12,338,000	11,690,151	51,952	52,115

Total convertible preferred stock	36,296,097	35,477,581	$152,880	$148,489

The Company classifies its convertible preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the control of the Company (including a merger, acquisition or sale of all or substantially all of the Company’s assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such liquidation event will occur.

The holders of Series A, Series B, Series B-1, Series C, Series C-1 and Series D convertible preferred stock have various rights and preferences as follows:

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Voting rights

Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Except as provided by the Company’s amended and restated certificate of incorporation or bylaws, the holders of convertible preferred stock and the holders of common stock vote together as one single class.

Holders of Series A convertible stock, exclusively and as a separate class, shall be entitled to elect one director. Holders of Series B-1 convertible stock, exclusively and as a separate class, shall be entitled to elect two directors. Holders of Series C convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one director. The rights to elect directors are subject to minimum outstanding share requirements for each series.

Dividend rights

The holders of convertible preferred stock are entitled to receive dividends at an annual rate of $1.0240 per share of Series A, $2.3840 per share of Series B, $0.7315 per share of Series B-1, $0.2405 per share of Series C, $0.1924 per share of Series C-1 and $0.3566 per share of Series D convertible preferred stock. Such dividends are payable out of funds legally available, are payable only when and if declared by the Board of Directors and are noncumulative. The dividend rates are subject to adjustment for stock splits, stock dividends, combinations, recapitalizations, and similar transactions.

Dividend preference and priority shall be given to holders of outstanding shares of convertible preferred stock over any declaration, payment or setting aside of any dividend on common stock. Any additional dividends declared by the Board of Directors will be paid among the holders of convertible preferred stock and common stock on an as-converted basis. No dividends have been declared to date.

Conversion rights

Each share of convertible preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into that number of shares of common stock as is determined by dividing the original issue price for the relevant series by the conversion price in effect at the time of conversion for such series of convertible preferred stock. The original issue price and the conversion price per share of convertible preferred stock are as follows:

	Original issue price	Conversion price	Conversion ratio as of December 31, 2019	Conversion ratio as of June 30, 2020 (unaudited)
Series A convertible preferred stock	$12.80	$9.29	1.3778-to-1	1.3778-to-1
Series B convertible preferred stock	29.80	20.20	1.4752-to-1	1.4752-to-1
Series B-1 convertible preferred stock	9.14	3.0067	3.0399-to-1	3.0399-to-1
Series C convertible preferred stock	3.0067	3.0067	1-to-1	1-to-1
Series C-1 convertible preferred stock	2.4054	2.4054	1-to-1	1-to-1
Series D convertible preferred stock	4.4580	4.4580	1-to-1	1-to-1

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Each share of convertible preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company to the public that results in the common stock being traded on the New York Stock Exchange or the Nasdaq Stock Market provided that aggregate gross proceeds to the Company are not less than $60.0 million (before deduction of underwriters commissions and expenses), (ii) the consent of the holders of a majority of the outstanding Series A convertible preferred stock voting as a separate class with respect to the Series A convertible preferred stock, (iii) the consent of the holders of a majority of the outstanding Series B and Series B-1 convertible preferred stock voting together as a single class on an as-converted basis with respect to the Series B and Series B-1 convertible preferred stock, (iv) the consent of the holders of a majority of the outstanding Series C and Series C-1 convertible preferred stock voting together as a single class on an as-converted basis with respect to the Series C and Series C-1 convertible preferred stock, or (v) the consent of the holders of a majority of the outstanding Series D convertible preferred stock voting as a separate class with respect to the Series D convertible preferred stock.

Liquidation rights

In the event of any liquidation, dissolution, or winding up of the Company, the holders of convertible preferred stock are entitled to receive an amount equal to the greater of (i) the original issue price plus all declared but unpaid dividends and (ii) such amount per share as would have been payable had all shares been converted to common stock prior to such liquidation, dissolution or winding up of the Company. The holders of Series C, Series C-1 and Series D convertible preferred stock are entitled to receive their liquidation amounts prior and in preference to the holders of Series A, Series B and Series B-1 convertible preferred stock and common stock.

Following the payments to the Series C, Series C-1 and Series D convertible preferred stock, the holders of Series B-1 convertible preferred stock are entitled to receive their liquidation amounts, prior and in preference to the holders of Series A and Series B convertible preferred stock and common stock. Following the payments to the Series B-1 convertible preferred stock, the holders of Series A and Series B convertible preferred stock are entitled to receive their liquidation amounts, prior and in preference to the holders of common stock.

All remaining assets available for distribution in the event of any liquidation, dissolution, or winding up of the Company are distributed pro rata to the holders of Series C convertible preferred stock, Series C-1 convertible preferred stock and common stock, as if all shares of convertible preferred stock had been converted into common stock, until the holders of the Series C and Series C-1 convertible preferred stock have received an aggregate liquidation amount per share equal to two times the original issue price for such series of convertible preferred stock (the “Participation Feature”).

The Participation Feature will terminate and no longer apply following the Company’s next equity financing (i) with gross proceeds to the Company equal to or in excess of $15.0 million, (ii) including an investment at least $10.0 million from a new investor and (iii) at a pre-money valuation of the Company of at least $250.0 million.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

8. Convertible preferred stock warrant liability

The key terms of the outstanding convertible preferred stock warrants are summarized in the following table:

	Warrants outstanding
	Warrants outstanding December 31, 2019	Warrants outstanding June 30, 2020 (unaudited)	Exercise price	Expiration
Series A convertible preferred stock warrants	11,719	11,719	$12.80	December 2022
Series B-1 convertible preferred stock warrants	23,059	23,059	$9.14	Various dates in 2026
Series C convertible preferred stock warrants	135,516	135,516	$3.0067	Various dates in 2028 and 2029

Total convertible preferred stock warrants	170,294	170,294

The convertible preferred stock warrants are immediately exercisable in whole or in part over the term of the warrants. In the event of an IPO, all outstanding preferred stock warrants will convert to warrants to purchase the Company’s common stock. No warrants were exercised during year ended December 31, 2019 and the six months ended June 30, 2020.

The fair value of the convertible preferred stock warrants was determined using the following assumptions as of each reporting date:

Valuation assumptions:	December 31, 2019	June 30, 2020 (unaudited)
Expected volatility	43%—67%	69%—108%
Expected term	1.0—8.6 years	1.8—8.1 years
Risk-free interest rate	1.59%—1.88%	0.17%—0.58%
Dividend yield	—	—

9. Stock-based compensation

Total stock-based compensation is as follows:

	Six months ended June 30,
	2019	2020 (unaudited)
	(in thousands)
Cost of revenue	$4	$8
Research and development	100	255
Sales and marketing	53	250
General and administrative	383	483

Total stock-based compensation	$540	$996

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Determination of fair value

The estimated grant-date fair value of the Company’s stock-based awards was calculated using the Black-Scholes option pricing model, based on the following assumptions:

Six months ended June 30,
Valuation assumptions:	2019	2020 (unaudited)
Expected volatility	57.8%—58.7%	59.6%—60.1%
Expected term	5.0—10.0 years	5.8—6.1 years
Risk-free interest rate	1.76%—2.51%	1.18%—1.20%
Dividend yield	—	—

Equity incentive plan

In November 2010, the Company adopted the 2010 Equity Incentive Plan (the “2010 Plan”) pursuant to which the Board of Directors may grant incentive stock options to purchase shares of the Company’s common stock, non-statutory stock options to purchase shares of the Company’s common stock, restricted stock awards, unrestricted stock awards, and restricted stock units. Stock options must be granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. As of June 30, 2020, the Company had reserved 11,259,273 shares of common stock for issuance under the 2010 Plan.

Activity under the 2010 Plan is set forth below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in thousands)
Balance December 31, 2019	10,422,389	$0.98	8.55	$16,440
Grants	699,608	3.38
Exercises	(43,574)	0.55
Cancelled/forfeited	(944,795)	1.26

Balance June 30, 2020	10,133,628	$1.11	8.11	$2,252

Vested and exercisable at June 30, 2020	4,678,219	$0.71	7.56	$1,529

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2019 and 2020 was $0.91 and $1.88 per share, respectively.

The aggregate intrinsic values of options outstanding and vested and exercisable were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the Board of Directors. The intrinsic value of options exercised during the six months ended June 30, 2019 and 2020 was immaterial in each period. There is no future tax benefit related to options exercised, as the Company has accumulated net operating losses as of June 30, 2019 and 2020.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

As of June 30, 2020, total unrecognized stock-based compensation related to outstanding unvested stock options was $4.8 million, which the Company expects to recognize over a remaining weighted-average period of 3.0 years.

Performance awards

The Company granted 802,771 shares of performance-based stock options in April 2019. The grant date fair value of the awards was $0.7 million. The Company recorded $0.1 million in related stock-based compensation during the six months ended June 30, 2020 based on the relative satisfaction of performance conditions based on performance to date.

10. Net loss per share

The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	Six months ended June 30,
	2019	2020 (unaudited)
Convertible preferred stock	41,131,064	41,131,064
Common stock options issued and outstanding	9,958,302	10,133,628
Convertible preferred stock warrants	221,760	221,760

Total	51,311,126	51,486,452

Unaudited pro forma net loss per share

The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per share:

Six months ended June 30, 2020
(in thousands, except share and per share data)
Numerator:
Net loss attributable to common stockholders	$(18,330)
Change in fair value of convertible preferred stock warrant liability	(284)
Change in fair value of derivative liability	182

Pro forma net loss attributable to common stockholders, basic and diluted	$(18,432)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted
Pro forma adjustment to reflect assumed conversion of convertible preferred stock
Pro forma weighted-average shares of common stock, basic and diluted

Pro forma net loss per share, basic and diluted	$

Eargo, Inc.

Notes to interim condensed consolidated financial statements

11. Subsequent events (unaudited)

Subsequent events have been evaluated through September 4, 2020, which is the date that these condensed consolidated financial statements were available to be issued.

Series E convertible preferred stock issuances

In July and August 2020, the Company issued an aggregate of 31,541,798 shares of Series E convertible preferred stock at a purchase price of $2.2612 per share in exchange for gross proceeds of approximately $71.3 million.

Contemporaneous with the initial closing of the Series E convertible preferred stock financing, the 2020 Notes (see Note 6) were redeemed whereby all of the outstanding principal and accrued interest amounting to $10.3 million was converted into 5,668,650 shares of Series E convertible preferred stock at a conversion price of $1.8090 per share, a price equal to 80% of the $2.2612 per share paid by the investors in the Series E preferred stock financing.

In connection with the Series E convertible preferred stock financing, the Company amended and restated its certificate of incorporation to, among other things, (i) establish that the holders of the Series E convertible preferred stock are entitled to receive dividends in preference to the other series of preferred stock, if and when declared by the Board of Directors, at the rate per annum of $0.1809 per share, (ii) establish the conversion price of convertible preferred stock, and (iii) modify the liquidation rights of the Series C and C-1 convertible preferred stock such that the Participation Feature was terminated.

The original issue price and the conversion price per share of convertible preferred stock per the amended and restated certificate of incorporation are as follows:

	Original issue price	Conversion price	Conversion ratio
Series A convertible preferred stock	$12.80	$6.5330	1.9593-to-1
Series B convertible preferred stock	29.80	13.2101	2.2558-to-1
Series B-1 convertible preferred stock	9.14	2.6875	3.4009-to-1
Series C convertible preferred stock	3.0067	2.6875	1.1188-to-1
Series C-1 convertible preferred stock	2.4054	2.3195	1.0370-to-1
Series D convertible preferred stock	4.4580	3.5757	1.2467-to-1
Series E convertible preferred stock	2.2612	2.2612	1-to-1

Option repricing

In August 2020, the Company repriced its stock options by canceling all existing option grants for active employees, advisors and consultants with an exercise price higher than $0.85 per share in exchange for new option grants at an exercise price of $0.85 per share. Except for the change in exercise price, the new options had the same terms and conditions as the original options, including the contractual term, vesting schedule and the vesting start date.

Eargo, Inc.

Notes to interim condensed consolidated financial statements

Option grants and shares reserved for issuance

In August 2020, the Company granted options for the purchase of 9,257,100 shares of common stock at an exercise price of $0.85 per share. In conjunction with the Series E convertible preferred stock issuance, the Board of Directors increased the number of shares reserved for issuance under the 2010 Plan by 10,054,648 shares. In September 2020, the Company granted options for the purchase of 1,701,500 shares of common stock at an exercise price of $1.91 per share.

PPP Loan repayment

In August 2020, the Company repaid the PPP Loan in full in the amount of $4.6 million and terminated the related promissory note.

Third Amendment to Loan and Security Agreement

In September 2020, the Company executed the Third Amendment to its Loan and Security Agreement (“Third Amendment”), under which Silicon Valley Bank made available to the Company term loans in an aggregate principal amount of $20.0 million. The Company borrowed $15.0 million in September 2020 and used $10.2 million of the proceeds to repay the outstanding balance of $9.5 million and final payment fee of $0.7 million on the existing term loan.

The term loan under the Third Amendment matures in September 2024 with interest-only monthly payments until January 2022, or July 2022 if the Company raises at least $75.0 million in an equity financing, subordinated debt financing or an IPO. The term loan accrues interest at a per annum rate equal to the Wall Street Journal prime rate plus 1.0% and includes a final payment fee equal to 6.25% of the original aggregate principal amount. In connection with the execution of the Third Amendment, the Company issued Silicon Valley Bank a warrant to purchase 160,461 shares of Series E convertible preferred stock and authorized a warrant to purchase 53,487 additional shares of Series E convertible preferred stock to be issued upon any subsequent borrowing under the Third Amendment.

                shares

Common stock

Prospectus

                        , 2020

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Eargo, Inc., or the Registrant, in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Global Market listing fee.

Item	Amount
SEC registration fee		$12,980.00
FINRA filing fee		$15,500.00
Nasdaq Global Market listing fee			*
Printing expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky, qualification fees and expenses			*
Transfer agent fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent sales of unregistered securities.

Since September 30, 2016, we have made the following sales of unregistered securities:

Equity plan-related issuances

1.	Since September 30, 2016, we have granted to our directors, employees and consultants options to purchase 10,958,600 shares of our common stock with per share exercise prices ranging from $0.43 to $3.38 under our 2010 Equity Incentive Plan, as amended, or the 2010 Plan.

2.	Since September 30, 2016, we have issued to certain of our directors, employees and consultants an aggregate of 960,283 shares of our common stock at per share purchase prices ranging from $0.20 to $3.20 pursuant to exercises of options under the 2010 Plan for an aggregate purchase price of $465,960.39.

Sales of preferred stock, convertible promissory notes and warrants

3.	Between October and December 2016, we issued convertible promissory notes in the aggregate principal amount of $20.1 million to 23 accredited investors.

4.	Between October 2016 and December 2016, we issued warrants to purchase an aggregate of 19,504 shares of Series B-1 convertible preferred stock at an exercise price of $9.14 per share to two accredited investors.

5.	In October 2017, we issued an aggregate of 8,740,486 shares of our Series C-1 convertible preferred stock upon conversion of convertible promissory notes issued by us, in exchange for approximately $21.0 million in cancellation of indebtedness.

6.	Between October 2017 and April 2018, we issued and sold an aggregate of 11,176,095 shares of Series C convertible preferred stock to 30 accredited investors at $3.0067 per share for gross proceeds of $33.6 million.

7.	In December 2018 and February 2019, we issued and sold an aggregate an aggregate of 11,690,151 shares of Series D convertible preferred stock to 17 accredited investors at $4.4580 per share for gross proceeds of $52.1 million.

8.	Between June 2018 and June 2019, we issued warrants to purchase an aggregate of 135,516 shares of Series C convertible preferred stock with an exercise price of $3.0067 per share to one accredited investor.

9.	Between March 2020 and April 2020, we issued convertible promissory notes in the aggregate principal amount of $10.1 million to 21 accredited investors.

10.	In July 2020, we issued an aggregate of 5,668,650 shares of our Series E convertible preferred stock upon redemption of convertible promissory notes issued by us, in exchange for approximately $10.3 million in cancellation of indebtedness.

11.	Between July 2020 and August 2020, we issued and sold an aggregate of 31,541,798 shares of Series E convertible preferred stock to 24 accredited investors at $2.2612 per share for gross proceeds of $71.3 million.

12.	In September 2020 we issued a warrant to purchase 160,461 shares of our Series E convertible preferred stock with an exercise price of $2.2612 per share to one accredited investor. The number of shares of Series E convertible preferred stock issuable pursuant to this warrant will increase by an additional 53,487 shares if we borrow additional amounts under our term loan facility.

The offers, sales and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (3) through (12) were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

		Incorporated by reference
Exhibit number	Exhibit description	Form	Date	Number	Filed herewith

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and currently in effect.	S-1	9/25/2020	3.1

3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.	S-1	9/25/2020	3.2

3.3	Amended and Restated Bylaws, as amended and as currently in effect.	S-1	9/25/2020	3.3

3.4	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.	S-1	9/25/2020	3.4

4.1	Reference is made to exhibits 3.1 through 3.4.	S-1	9/25/2020	4.1

4.2	Form of Common Stock Certificate.	S-1	9/25/2020	4.2

5.1*	Opinion of Latham & Watkins LLP.

10.1	Amended and Restated Investors’ Rights Agreement, dated July 13, 2020, by and among Eargo, Inc. and the investors listed therein.	S-1	9/25/2020	10.1

10.2(a)#	2010 Equity Incentive Plan, as amended.				X

10.2(b)#	Form Agreements under 2010 Equity Incentive Plan, as amended.	S-1	9/25/2020	10.2(b)

10.3(a)#	2020 Incentive Award Plan.	S-1	9/25/2020	10.3(a)

10.3(b)#	Form Agreements under 2020 Incentive Award Plan.	S-1	9/25/2020	10.3(b)

10.4#	2020 Employee Stock Purchase Plan.	S-1	9/25/2020	10.4

10.5#	Employment Agreement, by and between Eargo, Inc. and Christian Gormsen.	S-1	9/25/2020	10.5

10.6#	Employment Agreement, by and between Eargo, Inc. and William Brownie.	S-1	9/25/2020	10.6

10.7#	Employment Agreement, by and between Eargo, Inc. and Adam Laponis.	S-1	9/25/2020	10.7

10.8#	Non-Employee Director Compensation Program.	S-1	9/25/2020	10.8

10.9	Form of Indemnification Agreement for directors, officers and certain other employees.	S-1	9/25/2020	10.9

10.10†	Manufacturing Services Agreement, dated May 5, 2017, by and between Eargo, Inc. and Hana Microelectronics Co., Ltd.	S-1	9/25/2020	10.10

		Incorporated by reference
Exhibit number	Exhibit description	Form	Date	Number	Filed herewith

10.11	Sublease Agreement, dated July 30, 2018, by and between Eargo, Inc. and Microchip Technology Incorporated.	S-1	9/25/2020	10.11

10.12	Office & Parking Lease, dated September 11, 2018, by and between Eargo, Inc. and SEV 8th and Division, LLC.	S-1	9/25/2020	10.12

10.13	Standard Office Building Lease, dated April 27, 2018, by and between Eargo, Inc. and LAGOS PROPERTIES, LLC.	S-1	9/25/2020	10.13

10.14	Loan and Security Agreement, dated June 6, 2018, by and among Eargo, Inc., Eargo Hearing, Inc. and Silicon Valley Bank, as amended by the First Amendment, dated January 31, 2019, as further amended by the Second Amendment, dated May 1, 2020, as further amended by the Third Amendment, dated September 9, 2020.	S-1	9/25/2020	10.14

10.15†	Manufacturing Agreement, dated August 21, 2018, by and between Eargo, Inc. and Pegatron Corporation.	S-1	9/25/2020	10.15

21.1	List of subsidiaries.	S-1	9/25/2020	21.1

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.				X

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3	Consent of Northstar Research Partners (USA) LLC.	S-1	9/25/2020	23.3

24.1	Power of Attorney. Reference is made to the signature page to the original filing of Registration Statement.	S-1	9/25/2020	24.1

*	To be filed by amendment.

#	Indicates management contract or compensatory plan.

†	Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

(b) Financial statement schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on October 1, 2020.

EARGO, INC.

By:	/s/ Christian Gormsen

Christian Gormsen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Christian Gormsen	President, Chief Executive Officer and Director (Principal Executive Officer)	October 1, 2020

/s/ Adam Laponis Adam Laponis	Chief Financial Officer (Principal Financial and Accounting Officer)	October 1, 2020

* Juliet Bakker	Director	October 1, 2020

* Peter Tuxen Bisgaard	Director	October 1, 2020

* Doug Hughes	Director	October 1, 2020

* Josh Makower, M.D.	Director	October 1, 2020

* Geoff Pardo	Director	October 1, 2020

* Nina Richardson	Director	October 1, 2020

* Brooke Seawell	Director	October 1, 2020

* David Wu	Director	October 1, 2020

By:	/s/ Adam Laponis
Adam Laponis Attorney-in-fact